Form 20-F
period 2007-03-31
WEX PHARMACEUTICALS INC.
filed 2009-06-09
CIK 1060012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
For the transition period from                      to
Commission file number 000-29702
WEX Pharmaceuticals Inc. (formerly International WEX Technologies Inc.)
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Canada
(Jurisdiction of incorporation or organization)
1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada
(Address of Principal executive offices)
Catherine Wong, (604) 683-8880, wex@wexpharma.com, Fax: (604) 683-8868,
1601-700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, without par value
(Title of Class)

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
N/A
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

43,809,451 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes ☑ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated file?’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☑ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

INTRODUCTORY NOTE
In mid 2007, the current management of WEX Pharmaceuticals Inc. (“WEX” or the “Company”) first discovered that the common shares of the Company, when it was formerly known as “International WEX Technologies Inc.”, had become registered pursuant to Exchange Act Section 12(g) on May 27, 1998. As a result, the Company has been subject to periodic disclosure requirements pursuant to Exchange Act Section 13 since August 27, 1998, yet it did not file or furnish to the SEC any annual or periodic reports under cover of Form 20-F or 6-K since October 2002. To the best of current management’s knowledge, the Company’s failure to maintain its periodic disclosure filings since October 2002 was the result of a series of corporate reorganizations and restructurings that occurred in the intervening years.
In mid 2008 the Company retained U.S. counsel to assist in determining what was required to comply with the periodic disclosure requirements of the Exchange Act. In late 2008, management began the process of assembling and finalizing all periodic reports under cover of Form 20-F and 6-K that should have been filed and furnished to the SEC during the preceding two calendar years. On June 9, 2009, the Company filed on EDGAR its annual reports on Form 20-F for the periods covering its last two fiscal years ended March 31, 2008 and 2007 (including this annual report on Form 20-F), and furnished to EDGAR all material information required by Exchange Act Rule 13a-16 under cover of Form 6-K starting with the month of January 2006 up to the present.
PLEASE NOTE: The Company has not included within this annual report on Form 20-F certain selected data disclosure otherwise required by Item 3.A, nor an annual audited balance sheet and U.S. GAAP reconciliations thereto for the fiscal year ended March 31, 2006 and statements of income, cash flow, shareholders’ equity and comprehensive income and U.S. GAAP reconciliations thereto for the fiscal years ended March 31, 2006 and 2005, otherwise required by Items 8.A and 17. The Company has concluded that, given the intervening changes in the Company’s business, personnel and auditing firms, it cannot provide all such required financial statements and U.S. GAAP reconciliations in this annual report on Form 20-F without incurring unreasonable effort and expense, and that such a substantial expenditure of time and financial resources would result in no corresponding material benefit to the investing public.
The Company is a reporting company in Canada, and since 2003 has made publicly available through the Internet those reports required by applicable Canadian securities laws and regulations to be filed on the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes certain statements that may be deemed “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements are subject to such risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the Company’s ability to:
•	successfully complete clinical trials;

•	enter into strategic partnerships that will result in the commercial manufacture, marketing and development of its technologies and products;

•	acquire adequate financing, liquidity and capital resources to continue research and development of its technologies and products;

•	acquire governmental and regulatory approval of its products;

•	manage its exposure to potential legal liability related to its clinical trial activities;

•	obtain product patents and maintain product trade secret protection;

•	compete directly in established and developing markets with products that the Company is seeking to develop;

•	comply with applicable environmental laws and regulations governing the use of hazardous materials and waste products;

•	manage foreign currency fluctuations;

•	manage unexpected revenue fluctuations that may result from continuous changes to corporate governance and financial accounting standards and policies; and

•	recruit and retain qualified senior management, scientific, technical and support personnel in the healthcare industry.
Please see Item 3.D “Risk Factors” as contained in this annual report on Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.
There can be no assurance that forward-looking statements referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Also, many of the risk and uncertainty factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements contained in this annual report on Form 20-F. All forward-looking statements made herein, are qualified by this cautionary statement. Please consult the Company’s public filings at www.sedar.com and www.sec.gov for more detailed information concerning these matters.

GLOSSARY OF TERMS

Term	Definition

Agonist	A drug that has affinity for and stimulates physiologic activity at cell receptors normally stimulated by naturally occurring substances, thus triggering a biochemical response.

Amide	An organic compound that contains a -CONH- group. Any of the organic compounds produced when a hydrogen atom of ammonia (NH3) is replaced with a metal.

Amino Acid	A class of organic molecules that contains an amino group and can combine in linear arrays to form proteins in living organisms. There are 20 common amino acids: alanine, arginine, asparagine, aspartic acid, cysteine, glutamic acid, glutamine, glycine histidine, isoleucine, leucine, lysine, methionine, phenylalanine, proline, serine, threonine, tryptophan, tyrosine and valine. They are key components in all living things from which proteins are synthesized by formation of peptide bonds during ribosomal translation of messenger RNA. There are also several important amino acids, such as the neurotransmitter γ aminobutyric acid, that have no relation to proteins. Amino acids can now be produced by biotechnology in bulk using fermentation and biotransformation.

Analogues	Compounds that are similar but slightly different in structure and origin or differs slightly in chemical composition.

Analgesic	Agent that relieves pain without causing loss of consciousness.

Antagonist	A substance that tends to nullify the action of another, as a drug that binds to a cell receptor without eliciting a biological response.

API	Active Pharmaceutical Ingredient

Axon	A usually long and single nerve-cell process that generally conducts impulses away from the cell body.

Compound	A homogenous chemical substance made up of two or more elements.

CMC	Chemistry, Manufacturing, and Control — part of a filing submitted to drug regulatory agencies, including information on manufacturing and testing of drug products.

CRO	Clinical Research Organization

CTA	Clinical Trial Application

DMC	The Data Monitoring Committee

Dopamine	A monoamine C8H11NO2 that is a decarboxylated form of dopa and that occurs especially as a neurotransmitter in the brain.

Drug	Any substance or mixture of substances manufactured, sold or represented for use in the diagnosis, treatment or prevention of a disease, disorder or abnormal physical state, or its symptoms, in human beings or animals.

Drug Candidate	A compound that has been selected for further development as a new drug.

Term	Definition

Drug Product	The finished dosage form (tablet, capsule, etc.) that contains a drug substance generally, but not necessarily, in association with other active or inactive ingredients. With respect to TTX injectables, meaning the drug substance in a liquid solution for an injectable format.

Drug Substance	The active ingredient intended to diagnose, treat, cure, or prevent disease or affect the structure or function of the body, excluding other inactive substances used in the drug product.

Efficacy	The ability to produce a desired effect.

EMEA	The European Medicines Evaluation Agency — an agency of the European Union that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the European Union.

FDA	Food and Drug Administration — the United States federal government agency that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the United States.

Formulation	An ingredient or mixture of specific ingredients; that is, drug substances and excipients in specific amounts, defining a given product (e.g. capsule, tablet or parenteral injection).

GI	Gastrointestinal — pertaining to or communicating with the stomach and intestine.

GABA	Gamma aminobutyric acid — an important amino acid which functions as the most prevalent inhibitory neurotransmitter in the central nervous system. The action of gamma aminobutyric acid decreases epileptic seizures and muscle spasms by inhibiting electric signals in this manner. Studies have shown that the site of action in the brain of benzodiazepams, including Valium, is directly coupled to the brain receptor for gamma aminobutyric acid.

GLP cGLP — current	Good Laboratory Practices — a code of laboratory practices published by the regulatory agencies (FDA/HC/EMEA) which provides a high level of control and assurance in a laboratory facility.

GMP cGMP — current	Good Manufacturing Practices — a code of regulations set forth by various Regulatory Agencies (FDA/HC/EMEA) for methods to be used in the manufacture, processing, packing, or holding of a drug to assure that such drug meets the requirements as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports to.

Helices	Plural of helix — something spiral in form.

HC	Health Canada or the Department of Health and Welfare, a federal government department that regulates, through the Health Products and Foods Branch, the quality, safety and effectiveness of biological and pharmaceutical products in Canada.

ICH	International Conference on Harmonization

IND	Investigational New Drug.

Term	Definition

IND Application	An Investigational New Drug Application in the United States to conduct a clinical trial in healthy volunteers or patients. An IND Application must include an Investigator’s Brochure or synopsis of all data pertaining to pre-clinical studies, proposed clinical trials to be conducted, and a complete chemistry and manufacturing document.

Ion	An atom or group of atoms that carries a positive or negative electric charge as a result of having lost or gained one or more electrons.

K+	Potassium ion.

Molecule	The smallest amount of a specific chemical substance that can exist alone — to break a molecule down into its constituent atoms is to change its character - molecule of water, for instance, reverts to oxygen and hydrogen.

Motility	Exhibiting or capable of movement.

Na+	Sodium ion.

NDA/NDS	New Drug Application/New Drug Submission — an application to the FDA (NDA) or to the HC (NDS) for marketing approval for a new therapeutic agent made upon successful completion of clinical trials. The review time for a NDA is typically between 12 and 36 months and encompasses a review of all information related to pre-clinical and clinical studies, chemistry and manufacturing controls.

Neurotransmitter	A substance that transmits nerve impulses across the synapse.

NOL	A No Objection Letter

NSAID	Non-Steroid Anti-Inflammatory Drug.

Paresthesia	A prickling, tingling sensation of the skin.

Peptide	Any of various amides that are derived from two or more amino acids by combination of the amino group of one acid with the carboxyl group of another and are usually obtained by partial hydrolysis of proteins.

Pharmacology	The branch of science that studies the mechanism of action or pharmacologic effect of drugs in the body.

Receptor	A structure within a cell or on the surface of a cell that selectively binds a specific substance resulting in a specific physiologic effect.

SIPO	State Intellectual Property Office of the People’s Republic of China

SFDA	China’s State Food and Drug Administration — an agency of the government of the People’s Republic of China (“China”) that regulates the quality, safety and efficacy of biological and pharmaceutical and natural health products in China.

Somatic	Relating to the wall of the body. Corporal, pertaining to the body, physical. Visceral, internal organs, particularly intestines.

Term	Definition

Symbiotic	The intimate living together of two dissimilar organisms in a mutually beneficial relationship.

Toxicity	A condition that results from exposure to a poison or to poisonous amounts of a substance that does not cause side effects in smaller amounts, but can exert harmful side effects in large doses.

WHO	World Health Organization (United Nations’ Specialized Agency).
PART I
Item 1. Identity of Directors, Senior Management and Advisers
This information is not required because it is an annual report.
Item 2. Offer Statistics and Expected Timetable
This information is not required because it is an annual report.
Item 3. Key Information
A. Selected Financial Data.
The following table summarizes selected consolidated financial data of Wex Pharmaceuticals Inc. (the “Company” or “Wex”) prepared in accordance with Canadian GAAP and expressed in Canadian dollars. In addition, information is presented to show the difference which would result from the application of U.S. GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company’s consolidated financial statements included herein under Item 17 of this annual report on Form 20-F. The information in the table was extracted from the more detailed consolidated financial statements and related Notes included herein or previously filed by the Company and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.

The Company’s last fiscal period ended March 31, 2007. All fiscal periods are for full years. The following table is a summary of selected financial information concerning the Company for each of the last five years:
Canadian GAAP

	Years Ended March 31,
	2007	2006	2005	2004	2003
	(thousands of dollars except per share amounts)
Operating results
Sales	545	629	3,990	731	836
Operating earnings (loss)	(4,195)	(15,730)	(11,035)	(7,720)	(3,809)
Interest income (expense)	(655)	(339)	(112)	100	23
Other income (expense)	90	(5,553)	(518)	(121)	(95)
Net loss	(4,760)	(21,622)	(11,665)	(7,742)	(4,039)
Financial position
Working capital	(2,109)	2,709	22,014	18,497	1,793
Total assets	5,333	11,891	32,382	26,213	8,481
Long-term debt	327	2,374	5,218	894	1,160
Shareholders’ equity
Preferred shareholders	0	0
Equity shareholders	(514)	2,586	23,803	24,058	6,187
Net loss per Equity Share	(0.13)	(0.62)	(0.35)	(0.30)	(0.21)
Basic	(0.13)	(0.62)	(0.35)	(0.30)	(0.21)
Diluted	(0.13)	(0.62)	(0.35)	(0.30)	(0.21)
Dividends per Equity Share
Cash

U.S. GAAP
The reconciliation to U.S. GAAP has not been provided by the Company for the fiscal years ended 2006 and 2005 because this would involve substantial time and unreasonable effort and expense for the Company, with no material, corresponding benefit to the public. Please see the “Introductory Note” at the beginning of this annual report on Form 20-F for a more detailed explanation.
The figures below are presented in accordance with U.S. GAAP (expressed in Canadian dollars).

Year Ended March
31, 2007
(thousands of dollars
except per share
amounts)
Operating results
Sales	544,578
Operating earnings (loss)	(4,194,838)
Interest income (expense)	(127,614)
Net income (loss)	(4,215,201)
Financial position
Working capital (deficiency)	(2,157,333)
Total assets	5,332,587
Long-term debt	—
Shareholders’ equity (deficiency)
Special Class A Share	—
Restricted Voting Shares	(562,037)
Net earnings (loss) per Share
Basic	(0.11)
Diluted	(0.11)
Dividends per Equity Share
Cash	—
Exchange Rates
The Company’s accounts are maintained in Canadian dollars. In this annual report on Form 20-F, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.
The following table sets forth, for the periods indicated below, the average rates of exchange of Canadian dollars into U.S. dollars, calculated by using the average of the exchange rates on the last day of each month during the periods.

	Years Ended March 31,
	2007	2006	2005	2004	2003
Average for period	0.8814	0.8418	0.7872	0.7419	0.6477
The closing exchange rate as at March 30, 2007 was U.S. $0.8673 and the high and low exchange rates for each of the previous six months was as follows:

	Low	High
2007	0.8467	0.8673
March	0.8437	0.8631
February	0.8457	0.8586
January
2006	0.8582	0.8760
December	0.8715	0.8869
November	0.8784	0.8965
October	0.8467	0.8673

The foreign exchange rates are based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
B. Capitalization and indebtedness.
This information is not required because it is an annual report.
C. Reasons for the offer and use of proceeds.
This information is not required because it is an annual report.
D. Risk factors.
Investment in our Common shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product applications are still in research and development. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the other information contained in this annual report, our other publicly filed documents and the usual risks associated with investment in a business, the following factors, which are current as of March 31, 2007, should be considered carefully by investors when evaluating an investment in the Company’s securities.
Risks Related to Our Business
Need for Additional Financing, Liquidity and Capital Resources
We have an outstanding Debenture held by several institutional investors represented by UOB. Failure to make any scheduled instalment would entitle the holders to declare the full balance outstanding to be immediately due and payable and may lead the holder to take steps to collect amounts owed under the Debenture. In November 2006, WEX-HK concluded an agreement with the holders of the Debenture which provides for more flexible repayment terms designed to provide some relief.
With our cash on hand, we would have sufficient cash to fund operations for the next two months. In order to meet our obligations under the Debenture and to continue to operate our business, we must conclude a financing or restructure the Debenture indebtedness. As noted above, we have been experiencing difficulties in raising financing. Although we are considering financing alternatives, we have no committed sources of additional capital and there is no assurance that financing will be available. Consequently, we may need to curtail or restructure our operations.
Furthermore, even if short term financing is available, additional funds needed for our clinical trial program may not be available to us in the future due to poor capital market conditions or on favourable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials for TTX or other future product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into an arrangement with licensing partners or collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish in order to continue our operations.
We must raise substantial additional funding to continue the research and development of our technologies. There is no assurance that we will be able to secure such financing on favourable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of TTX or any future products and would have a material adverse effect on our business.
The extent of the funding we will need will depend on many factors, some of which are beyond our control, including: our ability to develop and obtain regulatory approval for TTX and any future products; our ability to establish marketing and sales capabilities and the costs of launching TTX and any future products for our targeted indications; the extent of costs associated with protecting and expanding our patents and other intellectual property rights; market acceptance of TTX products and any future products for our targeted indications; future payments, if any, we receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products for our targeted indications; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the SEC, Canadian provincial securities regulatory authorities and the Toronto Stock Exchange.

Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, we have not generated any product revenue from our TTX products. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any product candidates and, accordingly, we have not begun to market or generate revenues outside China from the commercialization of our branded product candidates. Our generic drug operations in China have not been profitable in recent years. Our product candidates will require significant additional clinical testing and investment prior to commercialization. A commitment of substantial resources to conduct time-consuming research and clinical trials will be required if we are to complete the development of any of our product candidate applications. There can be no assurance that any of our product candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. It may take hundreds of millions of dollars to successfully develop a pre clinical or early clinical compound into a marketed drug. It may be several years before any of our product candidates are commercially available. Additional financing may not be available to the Company or may not be available on favourable terms.
As at March 31, 2007, we have incurred losses amounting to a net deficit of $70.4 million and we expect to incur further losses.
Limited Operating History
We have limited business operations and such operations are unrelated to the activities on which we are now primarily focused. We have a history of operating losses and have accumulated a substantial deficit. We are unlikely to realize any earnings or pay dividends in the immediate or foreseeable future.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product.
To be successful, our product candidates must be developed and manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to develop and manufacture our product candidates in commercial quantities, if we elect to do so, we will need to develop our own laboratory and manufacturing facilities to international cGLP (current Good Laboratory Practices) and cGMP (current Good Manufacturing Practices) standards or contract with third parties to manufacture our product candidates. No assurance can be given that we will be able to make the transition to commercial production.
The marketing and penetration of target markets for our drug product candidates may also be challenging. We intend to rely substantially on the exploitation of our product candidates that are currently in development for our future earnings. If any of these product candidates does not become commercially saleable for whatever reason, our future earnings or ability to generate revenues will suffer. If the product candidates become commercially saleable, our future financial performance will then depend on the successful introduction and customer acceptance of our product candidates.

Clinical Trials
The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later testing or trials.
Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety and to understand the side effects of our product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our product candidates to achieve their intended goals, or to do so safely. We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If results fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, our business and future revenues will depend on the detailed results of our product candidates supporting the regulatory standards in the applicable countries.
Our share price could decline significantly if those clinical results are not favourable, are delayed or are perceived negatively. The results may not be favourable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly as it did when we received a recommendation from the DMC in March 2006 to prematurely discontinue the Canadian Phase IIb/III study of Tectin™ following an unfavourable interim analysis.
Clinical Trials — Costs and Uncertainties
Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: our inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrolment; uncertain dosing issues; inability or unwillingness of medical investigators to follow our clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; our reliance on CROs to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or other regulatory delays.

Clinical Trials — Delay in Enrolment of Patients
We have encountered difficulties enrolling patients in our clinical trials, and our trials have been delayed or otherwise adversely affected by such difficulties. Clinical trials for our product candidates require that we identify and enroll a large number of patients with the medical indication under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrolment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrolment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
Reliance on Strategic Partner(s)
Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. We may at some future point in time decide to license our product candidates to strategic partners for research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization.
Our strategic partners and collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the indications targeted by our programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.
Lack of Manufacturing Experience
We have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for R&D and clinical trial requirements and minor volumes of generic drugs which are manufactured under GMP in China at our Nanning facility. These generic drugs are sold in China only. As noted above, we have entered into an agreement with Sandoz Canada (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement with Sandoz has expired, the parties are continuing to operate under the terms of this agreement. However, there is no assurance that the agreement will be renewed on existing terms or on other terms that are not more onerous. Any replacement agreement with a third party manufacturer may take time to negotiate and finalize and be subject to more onerous terms.
We currently do not have a large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, we may elect to develop our own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.
We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if we decide to manufacture our pharmaceutical product candidates, the manufacturing process will need to comply with cGMP in Canada, the United States, Europe and/or other jurisdictions. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.

If we contract with third-party manufacturers to produce commercial quantities of our potential product candidates, we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our product candidates could be delayed. If third parties cannot deliver commercial quantities in a timely manner or they run into financial difficulties, our revenues could be significantly reduced.
No assurance can be given that we will be able to make the transition to commercial production.
Supply of the Puffer Fish
Tetrodotoxin is a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. These fish are found in the warm water oceans off the coasts of Asia, Central America and the Middle East. We are using a certain species of the puffer fish for our current clinical trials. We believe we have a sufficient supply of the puffer fish to meet current clinical trial requirements.
If the TTX products become commercialized and our current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. We are currently securing additional crude TTX. In addition, we are investigating a cost effective synthesis of the TTX drug to scale up production in order to eliminate the need for the natural source supply. There can be no assurance that adequate supply of the currently tested species of the puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Also there can be no assurance that a cost effective synthesis of the TTX drug can be developed to meet future commercial needs. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting our ability to generate revenues.
Lack of Marketing, Selling and Distribution Experience
We may be unsuccessful in the marketing, selling and distribution of our future product candidates, if any, as we have no experience in marketing and selling pharmaceutical products. In order to achieve commercial success for any approved products, we may have to develop an effective marketing and sales force or enter into arrangements with third parties to market and sell our products.
If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful.
Other than Sandoz Canada’s first right of refusal for Canada, we have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any sales personnel other than a small sales staff in China handling minor sales of our generic products in the China market. We have no experience in hiring and managing such personnel on an international or large scale basis. Our ability to develop our own marketing capability is untested. Our ability to negotiate favourable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.

Lack of Market Acceptance of Drug Products
Even if we successfully develop our product candidates, they may not achieve market acceptance and we may not be able to sell them. Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product: will not be economical to market, reimbursable by third party payors, or be marketable at prices that will allow us to achieve profitability; will not be successfully marketed or achieve market acceptance; will not be preferable to existing or newly developed products marketed by third parties; or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product. The degree of market acceptance of products we develop, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party customers. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us. In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.
Technological Change and Competition
We are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that we are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing. In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than we are able to do.
Other companies may succeed in developing products earlier than we do, obtaining approvals for such products more rapidly than we do, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete, or non-competitive, or result in treatments superior to any therapy developed by us, or that any therapy developed by us will be preferred to any existing or newly developed technologies.
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. Our operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi. Exchange rate fluctuations may reduce our future operating results.

In the year ended March 31, 2007, we reported a foreign exchange loss of $81,949 due to foreign currency fluctuations. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in Canadian dollars, Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.
If we can commercialize our products, we may face exposure to adverse movements in foreign currency exchange rates. We intend to generate revenue and expenses internationally which are likely to be denominated in Canadian dollars, U.S. dollars, Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
Foreign Country Risks
The value of our investment in our Chinese subsidiary, Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”) is dependent on continued political, economic and social stability in China. Although the Chinese government has been advancing economic reform policies for over 20 years, unforeseen circumstances, such as a change in leadership or social disruption, may affect the government’s ability to continue such policies.
Although the rights of foreign investors have been protected by legislation in China since at least 1982, the legal and judicial system in China is still being developed. Enforcement of existing laws and private economic rights, including intellectual property rights, can be inconsistent and the outcome of litigation can be uncertain due to factors such as cultural differences, the relatively short history of private economic rights and the relative inexperience of the judiciary. Legal interpretations can also be subject to policy considerations.
The Chinese government imposes controls on foreign exchange. Since 1994, a controlled floating exchange rate system has been in place based on market supply and demand. Any devaluation of the Chinese Renminbi against the Canadian dollar would have an adverse effect on the financial performance and asset values of NMLP’s assets when measured in Canadian dollars. (The exchange rate as at March 31, 2007 was RMB 6.71 = $1.00.) While, at present, NMLP’s sales revenues are not material, if significant sales of our TTX-based drug products in China are achieved and funds denominated in Renminbi were to be repatriated, there can be no assurance that the supply of foreign exchange would meet the demand, and that such funds would be able to be converted to Canadian dollars or any other freely convertible currency at any particular time. Also, there can be no assurance that Chinese taxes, if any, would not be withheld on any Renminbi funds repatriated.
Potential Clinical Trial and Product Liability
Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. While we will continue to take appropriate precautions, there can be no assurance that we will be able to avoid significant product liability exposure.
We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $3 million per incident and an aggregate $5 million. We have no clinical trial coverage in the United States or Europe, as we have no clinical trial activities in the United States or Europe at this time.
Currently clinical trial insurance for clinical trial activities is not available in China. Consequently, we have no insurance coverage for clinical trial activities in China. Patients who participate in our clinical trials in China, sign a consent form releasing any liability claims against us, however, there can be no assurance that we will not be exposed to potential liability claims for clinical trials in China.

In addition, we currently do not have product liability insurance coverage in Canada, the United States, China or Europe to cover the product liability risks related to the use of its TTX drug. We are currently not selling the TTX drug on a commercial basis.
Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of our current or potential products.
A product liability claim brought against the Company or a product withdrawal could have a material adverse effect upon us and our financial condition.
Hazardous Materials; Environmental Matters
Our discovery and development processes involve the controlled use of hazardous materials. We are subject to a variety of laws and regulations in Canada and in China governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially and adversely affected by current or future environmental laws or regulations.
Inability to Manage Future Growth
Our inability to manage our future growth could impair our business, financial condition, and results of operations. Our future growth, if any, may cause a significant strain on our management and operational, financial and other resources. Our ability to manage our growth effectively will require the implementation and improvement of our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Our current IP patents and patent applications are currently located in the parent company and its various subsidiaries. If we are successful in commercializing our products and generate substantial revenues and earnings, various tax planning and restructuring of our patent portfolio would assist in maximizing after tax earnings. The IP restructuring should be done early in a company’s development cycle. Due to funding and resource constraints, we have not been able to address these issues. The cost and efforts to restructure could be significant. There is no assurance that we can efficiently complete this task.

Legislative actions, potential new accounting pronouncements and higher insurance costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including those related to internal controls and procedures and disclosure certification requirements may impact our future financial position or results of operations. Also, if we are unable to comply with these regulations, it will impair our ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the Toronto Stock Exchange. Due to the international complexities of our operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that we will be able to comply with these regulations by the required deadline, if at all.
Reliance on Management and Key Personnel
Our operations are highly dependent upon the efforts and abilities of our senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect our ability to operate efficiently, grow and could have a material adverse effect upon our business and prospects. We do not carry “key person” life insurance on any of our officers, employees or consultants. Given the current financial situation and past proxy fights, we have experienced high turnover of key staff including the position of CFO. There is no assurance that we will continue to retain our current staff or replace those that have resigned. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.
In addition, our ability to manage growth effectively will require us to implement and improve our management systems and to recruit new skilled employees and independent contractors on a full and part-time basis. There can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel. The recruitment and retention of additional operational, development and scientific personnel will be critical to our success.
Risks Related to Intellectual Property
Proprietary Technology
No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. Although certain know-how and technology may not be patentable, our intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes.
As the development of our product candidates continues and increases, the potential uses of our product candidates may overlap with other products and, as a result, may increasingly become subject to claims of infringement. As we continue the development of our product candidates, there can be no assurance that third parties will not assert infringement claims against us in the future or require us to obtain a licence for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications we may make will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products or, if patents are issued to us, design around the patented products developed by us.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.
A number of pharmaceutical/biotechnology companies and research/academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, we could incur substantial costs in defending ourselves in suits brought against us on patents we might infringe on, or in filing suits against others to have such patents declared invalid. To protect our rights, we will require employees, consultants, advisors and collaborators to enter into confidentiality agreements. However, as noted above under “Intellectual Property — Patents”, not all assignments have been made by inventors. We have intellectual property patents filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.
Also, there can be no assurance that patents filed in China will be protected under Chinese law.
We have been notified that based on the Ruling the SIPO of the People’s Republic of China has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from our subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before the grant, the two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to the employer. WEX filed an appeal of the Ruling and the Appeals Court subsequently dismissed the appeal. We are currently investigating other options, including negotiations to re-acquire or license the patent, until the issue is resolved and, in any event, because of financial and other considerations, we have decided to temporarily postpone development and testing of our opiate addiction withdrawal drug in China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely manner or that the outcome will be resolved on a basis favourable to us.
Furthermore, as a result of the Ruling, the entitlement of NMLP to patents filed in other jurisdictions relating to the same subject matter could be challenged and NMLP could be found not to be the valid owner of such patents.
In November 2005, we requested our U.S. Patent No. 6,407,088 “Method of Analgesia” be re-examined in light of prior art discovered during an extensive search conducted by us. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The Ex Parte re-examination proceedings are in progress and a response to the Second Final Office Action is due on August 12, 2007. However, there is no guarantee that any of the claims in the original patent will be granted upon conclusion of the re-examination proceedings and the responses to date have not been encouraging. Furthermore, the European Patent Office initially refused to grant a patent in respect of this same subject matter. That refusal is currently under appeal by us and we are resubmitting our application amending the characterization of the patient group to late term cancer patients. The ultimate outcome of the appeal is uncertain at this time.
Our success will depend on our ability to obtain patent protection, the protection of which may be unpredictable and costly, for our technology and products. Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.

Risks Related to Regulatory Matters
Regulatory Environment
A variety of legislation governs the pharmaceutical industry in Canada, the United States, Europe and other countries where we intend to have our product candidates marketed. We have not received HC, FDA or EMEA approval for the marketing of any of our product candidates. The time that it may take to obtain such approvals in the various markets cannot be predicted with any accuracy. The costs of obtaining regulatory approval can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize our product candidates.
The products and processes we are currently developing require significant development, testing and the investment of significant funds prior to their ultimate commercialization. There can be no assurance that any of such products or processes will actually be developed. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the HC, FDA, EMEA or regulatory agencies in other countries if it is determined at any time that the test subjects or patients are being exposed to unacceptable health risks. Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize our technology and adversely affect our operations. Furthermore, no assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada. Potential investors should be aware of the risks, problems, delays, expenses and difficulties, which we may encounter in light of the extensive regulatory environment in which our business is carried on.
We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our pharmaceutical product candidates in Canada, the United States, Europe, China and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to achieve or maintain regulatory compliance on all or any of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon our business, financial condition and results of operations.
Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us, our officers and employees or require us to make substantial changes to our manufacturing operations. Any of such actions could have a material adverse effect on our business, financial condition and the results of our operations.
While we believe we are in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on our business, financial condition or the results of our operations.
Obtaining regulatory approval, if any, for our product candidates, will still be subject to extensive post-market regulation. If we or our collaborators/partners receive regulatory approval for our drug candidates, we will also be subject to ongoing HC, FDA, EMEA or applicable regulatory agencies in other countries obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional regulatory post-marketing study monitoring and reporting obligations, all of which may result in significant expense and limit our ability to commercialize our product.

If any of our product candidates receive regulatory approval, the applicable regulatory agencies in each country may still impose significant restrictions on the indicated uses for which the product candidate may be marketed, impose other restrictions on the distribution or sale of the product candidate, or impose ongoing requirements for potentially costly post-approval studies. For example, in the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians in the United States must comply with the requirements of the U. S. Prescription Drug Marketing Act. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections, and require ongoing compliance with detailed regulations governing GMP. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product or suspension of manufacturing operations, and could force withdrawal of the product from the market. Holders of approved applications must obtain approval from regulatory authorities for product, manufacturing, and labeling changes, depending on the nature of the change. In the United States, sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veteran’s Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Failure to comply with applicable legal and regulatory requirements may result in: issuance of warning letters by the FDA or other regulatory authorities; fines and other civil penalties; criminal prosecutions; injunctions, suspensions or revocations of marketing licenses; suspension of any ongoing clinical trials; suspension of manufacturing; delays in commercialization; refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators; refusals to permit products to be imported or exported to or from the United States; restrictions on operations, including costly new manufacturing requirements; and product recalls or seizures. Other regulatory agencies in other countries may have similar restrictions.
The policies of HC, FDA, EMEA and other regulatory authorities may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates or further restrict or regulate post approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action in any of the markets for which we are seeking regulatory approval. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.
In order to market any products in Canada, the United States, Europe, China and other countries, we and our collaborators must establish and comply with numerous and varying regulatory requirements of the applicable countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from country to country. The regulatory approval process in other countries may include all of the risks associated with HC, FDA, and EMEA approval as well as additional presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.
Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

Risks Related to our Securities
Volatility
The price for our Common shares has been volatile, is likely to continue to be volatile and could decline substantially. For example, in the 12 months ending March 31, 2007 shares of our common stock traded on the Toronto Stock Exchange have closed at a high of $0.47 and at a low of $0.18.
Our Common Share price and volume could fluctuate significantly in the future for a variety of reasons, many of which are beyond our control, including: future announcements concerning us or our competitors; actual or anticipated quarterly variations in operating results; the introduction of new products or changes in product pricing policies by us or our competitors; an acquisition or loss of a significant partner or suppliers; changes in estimated operating results by analysts; the failure to meet or exceed analyst estimates; changes in third-party reimbursement practices; regulatory developments; announcements regarding regulatory approval or rejection of our products; market acceptance of our products, if approved for marketing by regulators; intellectual property developments; reports of results of clinical trials; the need to recall any of our products, if approved and introduced into the market; reports and publications by regulatory, health or medical authorities, academic or other researchers, and the media or other third parties regarding the potential benefits, side effects or other disadvantages of our products in particular, the general type of products we are developing, or pharmaceutical products in general; the commencement of material litigation against us and/or our partners/collaborators; or fluctuations in the economy or general market conditions.
In addition, stock markets in general, and the market for shares of pharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years and are likely to remain highly volatile in the future. This volatility has often been unrelated or disproportionate to the operating performance of the affected companies. These broad market fluctuations could result in extreme fluctuations in the price of our Common shares, which could cause a decline in the value of a shareholder’s investment. These fluctuations may or may not be related to our performance or prospects. Also, our trading volume during specific periods may be low resulting in additional downward pressure on the share price of our stock.
In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.
Dilution
We issue treasury shares to finance our research and development activities. With the share price at a near historical low and the urgent need for equity financing there will likely be substantial dilution if we are successful in raising additional capital. Control of WEX may also change and shareholders may suffer dilution of their investment when such transactions occur.
Laws and provisions in our Articles and Shareholder Rights Plan (“SRP”) which was approved by shareholders at the 2005 Annual General Meeting, could delay or deter a change in control. In addition, the SRP would result in a substantial dilution to an acquirer unless either the acquirer makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding Common shares, or the bid is otherwise approved by our board of directors.
Under the CBCA, some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least two-thirds of the votes cast by our shareholders in aggregate. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their Common shares provided they have followed the required procedures.

Limitations on the ability to acquire and hold our Common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is $281 million in 2007. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction. Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our Common shares.
No Dividends
We have never paid cash dividends on our Common shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash or other dividends on our Common shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.
Sales of Substantial Amounts of Securities
Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.
Item 4. Information on the Company
A. History and development of the company.
WEX was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987 under the name “Overbridge Farms International, Ltd.” On June 10, 1992, its articles were amended to change its name to “Wex Technologies Inc.” On October 13, 1992, its articles were amended to change the number of directors from three to a minimum of three and a maximum of ten. On August 8, 1996, its articles were amended to change its name to “International Wex Technologies Inc.” and to provide that the issued and outstanding shares be consolidated on a seven for one basis. On October 16, 1997, its articles were amended to allow the directors to appoint one or more additional director(s) to hold office between annual general meetings, provided the total number of directors appointed in a year did not exceed one-third the number elected at the previous annual general meeting. On October 21, 2004, its articles were amended to change its name to “WEX Pharmaceuticals Inc.” WEX’s common shares are listed on the Toronto Stock Exchange under the symbol “WXI”.
The Company’s registered office is at Suite 2100-1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 and its principal or head office is at 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, telephone (604) 683-8880.
The Company is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan).
From 1992 to March 31, 2007, through various private placements of Common shares (including the exercise of options and warrants) and the issuance of convertible debentures, the Company raised a net total of $56,240,801 and $6,781,735, respectively.
As at March 31, 2007, the Company’s accumulated deficit was $70.4 million.

Corporate History
On or about March 15, 1988, WEX Medical Instrumentation Company Limited (predecessor in name to Wex Medical Limited (“WEX-HK”)) was formed in Hong Kong to handle research and manufacturing of medical devices. The Company was assigned the U.S. manufacturing and marketing rights to a patented electronic heart monitoring device (the “HD-3”). The manufacturing and sales of the HD-3 stopped in 1994. Repairs and after sales support ceased after the year 2000. On February 20, 1989, WEX Medical Instrumentation (Canada) Ltd. (predecessor in name to Wex Medical Corporation (“WEX-Med”)) was incorporated under the Company Act (British Columbia) as an investment holding company. On or about September 26, 1990, WEX-Med became the parent company of WEX-HK by acquiring all of its issued shares.
In 1992, with a view to raising capital for expansion, WEX-Med organized a reverse take-over of Overbridge Farms International, Ltd. (predecessor in name to WEX), the shares of which were listed on the Alberta Stock Exchange. As a result of the reverse take-over transaction, WEX-Med became a direct wholly-owned subsidiary of WEX and as WEX-Med beneficially owned all of the shares of WEX-HK, WEX-HK became an indirect wholly beneficially owned subsidiary of WEX.
In 1994, WEX-HK began to focus on the research and development of potential uses and applications of TTX through NMLP, its then 51% owned subsidiary in China. In November 2001, WEX concluded an agreement with WEX-HK and Tianjin Fairwood Furniture Mfg. Co. Ltd. (“Tianjin”) whereby WEX-HK purchased Tianjin’s 46% interest in NMLP in exchange for the issue to Tianjin of 2,598,425 shares of WEX at an agreed price of $2.54 per Share (the “Tianjin Transaction”). Following the completion of the Tianjin Transaction the Company owned 97% of NMLP.
The Company’s subsidiary in Canada, IWT Bio Inc. (“IWT”) was incorporated on November 14, 2003 under the CBCA with its registered office in Quebec, Canada to carry out regulatory and clinical trial activities for the Company in Canada. IWT’s office is currently located at Suite 2500, 1000 de la Gauchetiere Street West, Montreal, Quebec, H3B O2A.
Recent Developments
Financial Situation and Financing
As at March 31, 2007, we are experiencing financial difficulties. With our cash on hand as at the date hereof, we have sufficient cash for the next two months. In order to meet our debt obligations and continue to operate our business, we need to raise additional funds in the immediate future. We have been considering various financial alternatives since early 2006. As a consequence of the termination of our Phase IIb/III clinical trials (WEX 014) for Tectin™ for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (the “DMC”), we have been experiencing difficulties in raising financing. Although we are focusing our efforts on raising additional funds, we have no committed source of funds and there is no assurance that financing will be available. Consequently we may need to curtail or restructure our operations.
WEX-HK has an outstanding convertible debenture (the “Debenture”) held by three institutional investors represented by United Overseas Bank of Singapore (“UOB”). The principal balance owing under the Debenture as of March 31, 2007 is US$3,241,875 ($3,737,558 converted at the exchange rate of US$1:Cdn$1.1529 (Bank of Canada noon rate). This amount is guaranteed by WEX. In November 2006, WEX-HK concluded an agreement with the holders of the Debenture which provided a more flexible repayment terms. In place of the fixed instalments, WEX agreed to pay an amount equal to 20% of the net proceeds received from all future funding events. This arrangement will continue until such time as UOB, acting in good faith, determines that our financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the instalments schedule under the Debenture will be reinstated.

In August 2006, we announced a non-brokered private placement (the “Prior Private Placement”) to two investors based in China for 4,000,000 shares and 3,773,584 shares, respectively, at a price of $0.265 per share for a total of $2,060,000. Although the transaction received conditional approval from the Toronto Stock Exchange and, subject to receiving exchange control approval in China, was expected to close by November 30, 2006, due to regulatory delays and market conditions, the Prior Private Placement did not proceed. Subsequently, on November 25, 2006, we announced a non-brokered private placement to three investors based in China for 8,750,000 shares at a price of $0.18 per share for total proceeds of approximately $1,575,000. The transaction received conditional approval from the Toronto Stock Exchange and closed on January 8, 2007. A finder’s fee of 7% of the gross proceeds was paid to the finder.
In August, 2006, we also announced our intention to raise approximately two million dollars of equity by way of a rights offering to all shareholders. The Company has not yet proceeded with the proposed rights offering pending consideration of alternative financing options.
In January, 2007, we announced that the Toronto Stock Exchange had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of WEX. These amendments to the Prior Options are intended to coincide with WEX’s planned rights offering to its existing shareholders and will only be effective if the rights offering proceeds. During the rights offering period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the exercise price applicable under the rights offering and $0.195. All the Prior Options that were set to expire prior to the end of the offering period under the rights offering were extended so that they expire on the earlier of June 29, 2007 and the last day of the rights offering period.
Due to regulatory concerns, we did not proceed with the warrant amendments described in WEX’s Management Proxy Circular for its Annual and Special Meeting of Shareholders (the “AGM”) that took place on September 29, 2006. Effective January 30, 2007, all outstanding warrants expired.
During the year ended March 31, 2007, none of our outstanding options were exercised.
Clinical Trials
In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-0140L) for Tectin™ for cancer-related pain due to the preliminary findings of the DMC (a committee of independent experts appointed by us to review data). These trials were being undertaken pursuant to a protocol designed by a clinical research organization (a “CRO”) and other consultants working with WEX’s previous management. Subsequently, we developed a revised protocol for further clinical trials. We received a No Objection Letter (“NOL”) from Health Canada for conducting a Phase III clinical trial in cancer pain for our lead product, Tectin™. We have commenced pre-trial activities in preparation of clinical trials which will proceed only on receipt of additional necessary financing.
In June 2006, we filed and received approval for an IND (Investigational New Drug) application with the United States Food and Drug Administration (“FDA”) to initiate a clinical trial of Tectin™. We do not intend to initiate clinical trials pending the commencement of clinical trials in Canada.
Intellectual Property
We have been notified that based on a court ruling (the “Ruling”), the State Intellectual Property Office of the People’s Republic of China (“SIPO”) has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from our subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. WEX filed an appeal of the Ruling and the Appeals Court subsequently dismissed the appeal. We are currently investigating other options, including negotiating to assign or license the patent. Because of financial and other considerations, we have decided to temporarily postpone development and testing of our opiate addiction withdrawal drug in China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely matter or that the outcome will be resolved on a basis favourable to us. Furthermore, as a result of the Ruling, the entitlement of NMLP to patents filed in other jurisdictions relating to the same subject matter could be challenged and NMLP could be found not to be the valid owner of such patents.
Due to financial constraints we have abandoned a number of patent and trademark applications in a variety of countries over the past few years.

Strategic Alliances
The collaboration with our European partner, Barcelona-based Laboratorios del Dr. Esteve S.A. (“Esteve”), which had been formed to continue the development of TTX and to obtain approval for its commercialization from the applicable health authorities in Europe, was formally terminated pursuant to a Collaboration Termination Agreement between WEX and Esteve dated May 10, 2007.
On July 24, 2006, we agreed upon a term sheet with Children’s Medical Center Corporation (“CMCC”) associated with Children’s Hospital Boston, under which CMCC will license to WEX its patented technology for the use of TTX as a long lasting local anaesthetic. Discussions are continuing and are expected to lead to a binding agreement pursuant to which WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Pursuant to a Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc. (“Sandoz Canada”)) dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however the parties are continuing to operate under its terms.
Board and Management Changes
In relation to the AGM originally scheduled for August 11, 2006, dissident shareholders filed a dissident proxy circular (the “Dissident Circular”) regarding their intention to solicit proxies to vote in a different slate of directors than those put forward by the management of the Company. In the face of the Dissident Circular, WEX rescheduled the AGM for September 29, 2006 to provide time for a response. The dissident shareholders launched legal proceedings. Prior to the hearing of the dissident shareholder’s petition and WEX’s counterclaim against one of its former officers and directors in relation to the same, the parties settled and the petition and the counterclaim were abandoned. At the 2006 AGM, the shareholders elected three new independent directors, being Dr. Tom Du, Dr. John Winton Sibert, III and Mr. Ken Strong.
Since March 31, 2006, the Company has undergone significant turn-over and a number of its officers and key employees are no longer with the Company.
Legal and Regulatory Proceedings
In 2006, WEX commenced legal proceedings against Tianjin relating to WEX’s acquisition of a 46% interest in NMLP. The claim against Tianjin seeks the return of the 2,598,425 Common shares issued to Tianjin in exchange for the transfer by Tianjin of the 46% interest in NMLP. The action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim in an action previously filed by Mr. Frank Shum, the former Chairman and Chief Executive Officer of WEX, in which he seeks damages against WEX for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has also been added as a co-defendant to our claim. We will be seeking damages from all defendants in respect of losses we allege we have incurred as a result of the transaction with Tianjin.
B. Business overview.
We are dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. We have three product candidates in various stages of clinical development, all derived from the Company’s Tetrodotoxin platform technology.
In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures Tetrodotoxin for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.

Platform Technology and Product Development Programs
Our platform technology is built upon Tetrodotoxin, a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. WEX is one of the first companies to be involved in the extraction, refinement and manufacture of Tetrodotoxin in a pharmaceutical grade. The Company’s knowledge gained over years of experience in biochemical analysis provides a valuable insight into the way Tetrodotoxin can be used to treat various types of pain.
WEX’s TTX platform has a variety of applications. The Company’s principal business strategy is to develop TTX in three therapeutic indications addressing the analgesic, detoxification and anaesthetic markets.
1.
Analgesia (pain killer) — The Company’s lead product, Tectin™, is Tetrodotoxin for the management of malignant or non-malignant chronic pain. Tectin™ is currently under clinical investigation for inadequately controlled moderate to severe cancer-related pain. In the future Tectin™ will be investigated in the management of other pain indications.

2.
Detoxification — The Company’s second product, Tetrodin™, is Tetrodotoxin for the management of pain and other symptoms associated with opiate withdrawal including such drugs as heroin, methadone and cocaine.

3.	Anaesthesia — The Company’s third product, Tocudin™, is Tetrodotoxin for use as a local anaesthetic.
Tetrodotoxin — Platform Technology
History
Tetrodotoxin is a purified, non-protein extracted from the puffer fish. The poisonous qualities of the puffer fish are referenced in early Chinese herbal writings. Non-poisonous parts of the fish were used as a general health tonic.
TTX appears to be produced by symbiotic bacteria found not only in puffer fish, but also in newts, frogs, clams, crabs, starfish and the Australian blue-ringed octopus. Marine animals containing TTX can generally be found within the waters between the Tropics of Cancer and Capricorn.
Symptoms of intoxication can occur within fifteen minutes to several hours after ingestion of puffer fish, depending on the amount ingested. The symptoms begin with paresthesias, floating feeling, nausea, vomiting, epigastric pain and hypotension. Severe poisoning can result in arrhythmia, seizures, dyspnea and cyanosis. Death can occur within four to six hours from paralysis of the respiratory nerves and musculature. The puffer fish is considered a delicacy in Japan. Licensed chefs are trained to prepare the fish for consumption, but even with these precautions, cases of poisoning are still reported periodically in Asia. The condition, however, is treatable with modern ventilatory support and survivors do not suffer permanent neurological disturbance or other health problems.
Mechanism of Action
Tetrodotoxin was named from the order of fish with which it is most commonly associated: tetraodontiformes, meaning four large teeth. TTX is a prototypical voltage-gated sodium channel blocker that has been widely used as a neuropharmacologic probe. Sodium channel blockers prevent the diffusion of sodium through the sodium channel, thereby suppressing the depolarization and propagation of action potentials in nerve cells.
The flow of sodium ions into nerve cells is a necessary step in the conduction of nerve impulses in excitable nerve fibres and along axons. Normal axon cells have high concentrations of K+ ions and low concentrations of Na+ ions and have a negative potential. Stimulation of the axon results in an action potential which arises from a flow of Na+ ions into the cell and the generation of a positive membrane potential. Na+ ions flow through cellular membranes employing the sodium ion channel.

The sodium channel itself is made up of a single peptide chain with three subunits (a, b1, b2) with a molecular mass of 300kDa. The large a subunit contains four homologous domains (I to IV); each domain contains six trans-membrane helices. The Na+ selective transmembrane pore is formed when the four domains fold into a cluster with the pore at the center. TTX blocks the pore by binding with high affinity (Kd=10 nM) to the external mouth of the channel and as a result, it impedes the entry of Na+ into the nerve cell and blocks the conduction of nerve impulses along nerve fibres and axons. The TTX molecule, much larger than the sodium ion, acts like a cork in a bottle, preventing the flow of sodium until TTX slowly diffuses off.
It is believed that TTX binding to the external mouth of the Na+ channel results from the interaction of the positively charged guanidinium group on the TTX molecule and the negatively charged carboxyl residues that are circularly placed around the extracellular mouth of the channel. TTX is rather specific in blocking the Na+ channel and therefore, the flow of Na+, while having no effect on K+ ions. TTX is rather selective to nerve and skeletal muscle Na+ channels and not cardiac Na+ channels.
Tetrodotoxin has been used extensively as a basic tool in scientific research. For several decades, pharmacologists have recognized that blockage of the sodium channel caused both sensory and motor paralysis of the area innervated. Injectable amide anaesthetics used to produce nerve block such as bupivacaine, lidocaine and procaine elicit their antinociceptive effect by reversibly blocking the Na+ channel by binding to the intracellular S6 segment of the IV domain. Antiseizure drugs, such as phenytoin, carbamazepine, lamotrigine and valproic acid, enhance Na+ channel inactivation and by blocking sodium entry elicit an antineuralgic effect. The potent antinociceptive effect of TTX (up to 3,200 times as potent as morphine in rats) is associated with its high affinity binding to the Na+ channel attributable to the formation of ion pairs and hydrogen bonds between the functional groups of TTX and the pore.
Drug Master File
A Drug Master File (“DMF”) is a submission to the regulatory agencies that may be used to provide confidential detailed information about facilities and processes used in the manufacturing, processing and packaging of an active pharmaceutical ingredient (“API”).
In December 2000, the Company filed a DMF for Tetrodotoxin, an active pharmaceutical ingredient with the Health Products and Foods Branch of Health Canada (“HC”) which is updated every two years (the last update was done in December 2006). In March 2001 a similar application was filed with the FDA in the USA which is updated annually (the last update was done in March 2007). The Company has not filed a DMF for Tetrodotoxin in Europe with the European Medicines Evaluation Agency (“EMEA”).
Therapeutic use of Biological Toxins
The use of organic or biological toxins for medicinal purposes is a phenomenon that has long been known. In early Chinese and Greek medical writings there are references to the therapeutic use in very small doses of poisonous substances. Tubocurarine, the pure alkaloid isolated from the South American arrow poison curare, was first employed fifty years ago as a muscle relaxant for patients under general anaesthesia. Synthetic analogues with less harmful side effects have subsequently been developed.
Drugs derived from biological toxins are among some of the newest therapeutic developments in pain control:
•
Purified botulinium toxin or Botox®, the cause of food poisoning and a potent bacterial toxin, is being used to treat myofascial pain and neuromuscular spasms. Its muscle relaxant properties are also used as a cosmetic to counteract wrinkles.

•	Ziconotide, a calcium channel antagonist synthesized from the cone snail venom peptide, has been approved to treat severe chronic pain in U.S. and Europe.
•
NMED-160 is presently in Phase II clinical trials for treatment of chronic pain. The product candidate is being developed by Neuromed and works by blocking N-type calcium channels located in the membrane at the synapse between two communicating neurons.

Analgesia (pain killer) Market — Tectin™
Clinical pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.
There has been an increasing focus on pain management in the healthcare industry. Recently published guidelines of the World Health Organization (the “WHO”) and the United States Agency for Health Care Policy and Research encourage the use of stronger analgesic therapy for treating cancer pain. Starting in 1991, the American Board of Medical Specialties designated the treatment of pain as a recognized specialty for physicians. Several professional associations, such as the American Board of Pain Medicine, the American Academy of Pain Management and the American Academy of Pain Medicine are dedicated to the advancement of the specialty of Pain Medicine. In the U.S., pain management has also drawn attention from policy makers. In 2003, the National Pain Care Policy Act was introduced in the U.S. Congress. The legislation would make pain care research, education and treatment a priority in the U.S. federally funded healthcare programs and facilities.
Types of Pain
•	Mild Pain — Includes common pains, such as headaches or joint pain. People typically treat mild pain with over-the-counter drugs such as aspirin, ibuprofen, and acetaminophen.
•
Moderate Pain — Pain resulting from minor surgery or arthritis are examples of moderate pain. Physicians typically prescribe opioid painkillers to treat moderate pain. Opioid painkillers come in three varieties: weak opioids, strong opioids and synthetic opioids. Weak opioids, such as hydrocodone or codeine, are generally used to treat patients with moderate pain.

•
Severe Pain — Patients experiencing severe pain often suffer from a serious underlying illness, such as AIDS or cancer. Severe pain can also result from major surgery, nerve damage or undetermined causes. Patients experiencing severe pain often require a strong opioid, such as morphine, methadone or fentanyl, to achieve adequate pain relief.

Pain Intensity
Pain can be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours, or days. Chronic pain persists long after an injury has healed and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient’s mood, personality and social relationships. As a result, patients with chronic pain commonly suffer from both their state of physical pain as well as a general decline in their quality of life.
Based upon its presumed cause and sensory characteristics, pain may also be classified into three broad categories: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distortion injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.

Pain Management Market
The medical effort to treat pain, known as pain management, addresses a large market. Clinical pain is a worldwide problem with serious health and economic consequences. For example in the United States:
•
According to the U.S. National Institute of Health, the effects of pain result in approximately $100 billion of costs annually in medical expenses, lost wages and other costs. A study cited by the American Pain Foundation found that 50 million workdays were lost to pain in 1995; and

•	Studies cited by the American Pain Foundation indicate that over 75 million Americans suffer serious pain each year, but only 1 in 4 receives adequate treatment.
Drugs are one of the key elements in the treatment of pain. The worldwide market for pain drugs totalled $50 billion in 2005 and is expected to increase to $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report on “Pain Therapeutics — Drugs, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including:
•	a rapidly aging population;
•	patients’ demand for effective pain relief;
•	increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers; and
•	longer survival times for patients with painful chronic conditions, such as cancer and AIDS.
Narcotics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. These narcotics produce pain relief by stimulating opioid receptors in the central nervous system, which consists of the brain and spinal cord. Advances in narcotics during the past 20 years have primarily been in improved methods for the delivery of existing narcotics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotics and may receive other classes of analgesic medications.
Non-narcotic analgesics, including acetaminophen and Non Steroidal Anti-Inflammatory Drugs (“NSAIDs”), such as ibuprofen, are widely used to treat mild-to-moderate pain. NSAIDs are thought to produce analgesia by inhibiting activity of cyclooxygenase enzymes (COX-1 and COX-2), thereby reducing inflammation at the site of injury or disease. Some NSAIDs require a prescription and others are available as over-the-counter medications. Recent advances in NSAID analgesia have focused on reducing adverse gastrointestinal (“GI”) side effects.
Although morphine and other narcotics are considered the most effective analgesics, some patients who use them do not obtain complete pain relief. For some, they are totally ineffective. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, constipation, decreased respiratory function, addiction and death. In addition, due to their potential for abuse, narcotics are strictly controlled by regulatory agencies in Canada and the United States under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (U.S.), including strict registration, record-keeping and reporting requirements, security controls and restrictions on prescriptions.
Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of GI side effects. Traditional NSAIDs can produce significant adverse effects on the stomach and GI tract, including GI ulcers and bleeding.
Market Potential for TectinTM
Drug therapy is the cornerstone of cancer pain management. Pain is the most common symptom of advanced or late-stage cancer. Pain studies indicate that 30% to 50% of cancer patients currently receiving cancer treatment experience chronic pain, and 75% to 90% of people with advanced diseases also experience similar pain (Oncology Journal, May 1999, R.K. Portenoy). Cancer causes pain in many different ways: a tumour physically pressing on an organ, cancer cells migrating inside bones damaging their structure or cancer growing directly into a nerve. Some pain results from the treatment of cancer itself. Chemotherapy can sometimes cause neuropathy and radiation therapy can damage healthy tissue, which may be painful, especially if the intestine is radiated, leading to painful cramping and diarrhea. By the time most cancers reach a late stage, the original tumour has often spread locally or metastasized to cause pain in other regions of the body. For this reason, late stage cancer is most often viewed as a systemic disease, instead of a local disease.

In Canada, in the year 2006, an estimated 153,100 new cases of cancer and 70,400 deaths from cancer are expected to occur (National Cancer Institute of Canada — Canadian Cancer Statistics 2006). In the US, the new cases of cancer for the year 2006 are estimated to be approximately 1.4 million, while deaths from these diseases are estimated to number 564,830 (American Cancer Society — Cancer Facts & Figures 2006). As the aim of palliative care is to maintain an acceptable quality of life, effective pain management medications and strategies are paramount.
For moderate pain, usually an opioid (codeine or propoxyphene preparations) is prescribed, sometimes in addition to an NSAID. If pain persists, a higher dose of the opioid drugs (oxycodone, meperidine, or butorphanol) may be prescribed. Morphine, oxymorphone, hydromorphone, methadone and fentanyl are examples of opioids reserved for severe pain.
Opioids function by binding to one of three opioid receptor sites in the central nervous system. The agonist binding at the mu, kapa, or delta receptor site inhibits production of adenylcyclase, an enzyme necessary in the chemical cascade of reactions in pain transmission. The benefits of using opioids and the risks associated with their use vary among individuals.
Side effects include mild to severe sedation, euphoria, and reduced anxiety, which usually increases as opioid potency increases. One of the major problems for patients taking opioids is constipation due to reduced GI motility. Nausea and vomiting are also common. Severe respiratory depression is also seen at very high doses that could lead to death in overdose situations. Tolerance to opioids can pose a problem, as it can occur in as little as a few days and increased dosage may be necessary for successful pain management.
Detoxification Market — Tetrodin™
All drugs of abuse interfere with the normal neurological pathways that are responsible for transmitting signals in the brain, particularly the pathway that involves the neurotransmitter dopamine. The dopamine pathway in the brain controls euphoria and pain. All addictive substances impact dopamine directly or indirectly. Heroin stimulates and binds directly to a receptor in the brain called the opiate receptor. Stimulation of the opiate receptor by heroin causes cells to release dopamine. Excess levels of dopamine over-stimulate the dopamine receptors of nearby cells, triggering feelings of euphoria.
When brain cells are repeatedly exposed to addictive substances, levels of dopamine and other neurotransmitters are chronically modified, creating a chemical imbalance. As a result of this chemical imbalance, an abuser’s neurological pathways demand the presence of the addictive substance and the abuser becomes addicted. Once addicted, the substance abuser will use the substances more frequently to induce euphoria at the expense of normal activities. The substance abuser will also increase the amount of the substance taken, because an increased concentration of the drug becomes necessary to obtain the same level of euphoria.

Clinical Aspects of Addiction
The clinical aspects of addiction are summarized as follows:
•
Acute Effects of Drug Overdose — Drug overdose affects multiple organs and biological systems. In 1995, the Drug Abuse Warning Network, a drug abuse data collection system in the United States, estimated that 531,800 emergency room episodes occurred in the United States as a result of drug overdoses.

•
Chronic Toxicity of Substance of Abuse — As brain chemistry is modified on a chronic basis, substance abusers may suffer multiple psychiatric and neurological disorders such as depression and psychotic behavior. Permanent neurological damage may occur.

•
Acute Withdrawal Syndrome — Withdrawal is a condition resulting from sudden discontinuation of a substance to which a person is addicted. Heroin withdrawal can result in irritability, pain, nausea, vomiting, cramps and muscle aches. Withdrawal from cocaine can result in irritability, sleeplessness and depression.

•
Lifelong Risk of Relapse — The ultimate goal of medical treatment for addicts is to achieve a drug-free state called abstinence. However, several studies found that for patients who have achieved abstinence, the rate of relapse is higher within the first three months of therapy and still remains a significant risk over the patient’s lifetime. Relapse can be very severe and many patients experience multiple cycles of detoxification, abstinence, relapse and overdose. Due to the long-term risk of relapse, drug addicts are lifelong patients.

Current Opiate Addiction Care
Current therapy relies heavily on psychosocial therapy because few medications are available. Psychosocial therapy, which consists of regular counselling sessions, is the cornerstone of addiction care, but has limited success because it does not address the biological basis of addiction.
There are two types of medications for long-term therapy and addicts. Substitution therapy is the use of a pharmaceutical product that mimics the abused substance. Abstinence therapy is the use of a medication to help the addict abstain from substance use and cure addiction.
Substitution therapy is used for heroin addicts whose dependence is too severe to permit abstinence therapy. It consists of medications which are chemically related to heroin and which bind to and stimulate the opiate receptor. These medications prevent withdrawal symptoms and maintain the state of addiction, but in a medically-controlled environment. Substitution therapy is not a cure for addiction. However, there are significant medical and social benefits, such as reducing the risk of contracting infections and decreasing propensity to commit crime. Substitution therapy can be used as a temporary therapy for patients who can then be detoxified and become abstinent or as a long-term therapy for severe addicts who are unresponsive to abstinence therapies.
Abstinence therapy is medically more desirable than substitution therapy, as it can effectively reduce dependence and may restore normal brain functions. However, there are few medications available to promote abstinence and medication non-compliance is a major limitation. According to a report (“DAS Report”) published by California based Drug Abuse Sciences, Inc. (updated July, 2002), an estimated 80% of patients fail to take their medication on a daily basis as prescribed and typically relapse into severe alcohol and heroin abuse. A small number of alcoholics and heroin addicts receiving abstinence treatment typically remain abstinent after one year.

The existing medications are summarized in the following table:

Product			Substance of	Dosage Regimen/
First Applied	Technology	Usage	Abuse	Limitation
Methadone (1975)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy at a licensed clinic

Buprenorphine (1995)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy

LAAM (1993) (Levo-alpha-acetyl-methadol)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires therapy three times per week at clinic

Naltrexone (1984)	Blocks opiate receptor	Abstinence Therapy	Alcohol and heroin	Daily/non-compliance
The opiate agonists, methadone, buprenorphine and LAAM are the three substitution medications. Methadone binds to the opiate receptor triggering a stimulation of the dopamine pathway. It decreases the use of heroin, but maintains dependence. Licensed methadone clinics dispense methadone and typically require the patient to visit several times per week. LAAM is structurally related to methadone, has similar effects and is administered three times per week at the clinic. Buprenorphine therapy may result in significant diversion of use and potential lethal overdoses, as the patient is responsible for administration.
The main product available to promote and maintain abstinence from heroin is naltrexone, which is available as an oral daily tablet. Naltrexone is an opiate antagonist that blocks the opiate receptor, thereby decreasing the effects of and desire to use heroin and promoting a heroin-free state when used on a continual basis. The effectiveness of naltrexone is limited by patient non-compliance. To avoid prescribing therapies which will not be used, physicians typically prescribe this medication only to the small subset of their patients who are highly motivated to comply.
Market Potential for TetrodinTM
We believe that substance abuse involving opiates and their derivatives, including heroin, is one of the major problems in the world. Its eradication at source is an important goal of the U.S. Drug Enforcement Administration. Billions of dollars are spent in North America each year on control at source, medical care and social programs to control and support addicts and their families. Estimating the size of the global market for Tetrodin™ is however rendered difficult by a number of factors, including the unwillingness of certain countries to recognize the extent of the problem; the inclusion in statistics only of addicts in treatment, as opposed to the total number of those addicted who might benefit from treatment. Recent estimates published by the WHO point to the existence of over 210 million known addicts worldwide. The following table summarizes the potential market size in several principal markets.

Region	U.S.	European Union		China	Total
Opiate Addicted Population	2.6 million(1)	3.5 million(3)		3.0 million(4)	9.1 million
Population Receiving Treatment	1.1 million(2)	375,000	(3)	1.0 million(4)	1.6 million

(1)	“Global Illicit Drug Trends”, published in 2000 by the United Nations Drug Control Policy Agency, estimated (at p. 186) that in the U.S. hard-core heroin abusers amount to 980,000 people.

(2)
The 2001 National Household Survey on Drug Abuse reports that 1.1 million people are receiving treatment for an illicit drug problem at a specialty facility. The survey also reports that the estimated number of persons aged 12 or older needing treatment for an illicit drug problem was 6.1 million in 2001.

(3)	European Monitoring Centre for Drugs and Drug Addiction 2000 Annual Report and the 1999 Annual Report estimate that approximately 25% of persons addicted actually received treatment.

(4)	Xinhua News Agency, the official Chinese government news agency, reported (February 9, 2001) that the number of registered drug addicts receiving treatment exceeded 860,000.

Anaesthesia Market — Tocudin™
Tocudin™ is the Company’s third TTX platform application under development. Early indications are that Tocudin™ may have a potential for use in local anaesthesia and sedation.
Local anaesthesia usually involves the injection of a local anaesthetic drug with a needle. There are some other ways of delivering local anaesthetic drugs, but currently injection is still the most common method of delivery. Local anaesthetics work by blocking nerve impulses. At a cellular level, this occurs by blocking sodium channels in the nerve membranes. When sodium channel is blocked in this way, the nerve cannot conduct an impulse and therefore no sensation can be transmitted. Different local anaesthetic drugs differ in their side effects, dosages and duration of action.
Regional anaesthesia involves the injection of local anaesthetic drugs in such a way that a large number of nerves are blocked. This results in large regions of the body being without sensation. This is similar to local anaesthesia, but takes advantage of certain attributes of the body in order to have a larger effect. There are many different methods depending on which area of the body needs to be affected. In the case of spinal anaesthesia, for example, local anaesthetic drugs are injected into the fluid surrounding the spinal cord. The drug is able to spread in this fluid and, therefore, a small amount of the drug can affect a large number of nerves. A spinal anaesthetic can result in the loss of sensation of the entire lower half of the body and is often used for surgery on the legs or lower abdominal area.
Sedation can be accomplished with a variety of medications. Most of the time, these medications are given through an intravenous line directly into the bloodstream of the patient. Less commonly, inhaled gases or medications injected into muscles, can be used to provide sedation. Ultimately, even those forms of delivery depend on the drug reaching the patient’s bloodstream and then affecting the brain.
Some types of surgery, such as ocular surgery, require the patient to remain conscious and a general anaesthesia cannot be used. In addition, unlike general anaesthesia in which medications are used that affect the brain in a way that causes unconsciousness and which generally require a hospital setting, many surgical procedures requiring only a local or regional anaesthetic can be carried out in an office setting. Office-based surgery and anaesthesia are two of the fastest growing venues in medicine today (Dr. M.E. Koch and Dr. R.C. Goldstein — “Office-Based Anaesthesia: State of the Art” — published 1998).
Currently Tocudin™ is in early pre-clinical studies and further development, analysis and assessment of market potential is required before proceeding to the next stage.
Business Strategy
As at March 31, 2007, our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain and the treatment of opiate withdrawal symptoms. To achieve this goal, we plan to expand from our current expertise in research, preclinical development, clinical development and manufacturing to marketing and sales capabilities (either on our own or through licensing agreements with others). However, in view of our current financial situation, we have determined to restrict our activities and focus on our clinical trial program for TTX.

Subject to the restrictions noted above, we intend to pursue two principal routes:
•
to initially develop the three therapeutic applications of tetrodotoxin, Tectin™, Tetrodin™ and Tocudin™, through Phase II or possibly Phase III clinical trials, before seeking an alliance with strategic partners in the pharmaceutical industry to assist in filing, registration, worldwide marketing and distribution and further, to use our experience in biochemical analysis and neuro-biology to further identify and develop other biological toxins;

•
Our main focus is to commercialize Tectin™ to manage advanced cancer pain followed by other pain indications. Our strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, we believe that this will facilitate the regulatory approval process to achieve early commercialization of Tectin™ for this indication. Tectin™ is in Phase III clinical development in Canada and Phase IIa clinical development in China for the management of advanced cancer pain. In June 2007, WEX received a NOL from Health Canada for conducting a Phase III clinical trial of Tectin™ in cancer pain. The Company has commenced pre-trial activities with patient recruitment to begin in the near future. Development and commercialization of Tectin™ for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources.

•
Tetrodin™ is the Company’s second application of TTX, for management of pain and other symptoms associated with opiate withdrawal. Tetrodin™ has completed a Phase IIa clinical trial for methadone maintenance patients in Canada. The Company has postponed development and testing of its opiate addiction withdrawal drug in China until ownership of a Chinese patent is resolved. In addition, due to limited resources and the Company’s primary focus on the commercialization of Tectin™ for advanced cancer pain, the Company will not pursue the development of Tetrodin™ until further resources are available or a partnership or collaboration is entered into.

•
Tocudin™ is the Company’s third application of TTX, for use as a local anaesthetic. The development of this drug is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.

•
to enhance the relationships established over a number of years with medical research institutions in North America and China along with the Company’s work in the drug development and clinical trial process in order to identify and acquire the rights to commercialize new drug discoveries in the area of pain management in the future.

Marketing and Sales, Manufacturing, and Research Agreements
An important aspect of our product development and commercialization activities is the establishment of marketing and sales, manufacturing, and research agreements. These collaborations provide access to capacilities and facilities that would be difficult and expensive to establish in-house.
Marketing and Sales Agreements
The Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for Tectin™ and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances or partnerships with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and/or to take advantage of their product distribution systems. Such strategic alliances or partnerships could take several forms ranging from traditional licensing agreements, with upfront payments, milestone payments, and royalties, to joint ventures, with profit sharing arrangements.

On May 10, 2007, the Company concluded a termination agreement (the “Termination Agreement”) with Esteve which terminated the collaboration on the development of all our product candidates derived from Tetrodotoxin. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. The agreements terminated by the Termination Agreement are:
•	License and Collaboration Agreement dated November 27, 2002;
•	Supply Agreement dated November 27, 2002;
•	Letter dated July 28, 2003; and
•	Revised Collaboration Letter dated March 9, 2005.
As a result of the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement for Tetrodin™ with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for Tetrodin™ in China. Due to the lack of clinical trial activity in China, which could take years to complete, it is unlikely that the Company will realize any revenues from this distribution agreement in the foreseeable future, and the Company may never realize any such revenues.
Manufacturing Agreements
Pursuant to a Manufacturing and Option Agreement between the Company and Sandoz Canada dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however, the parties are continuing to operate under its terms. Pursuant to this agreement, Sandoz Canada has a right of first refusal to acquire an exclusive license for the Company’s injectable products in Canada.
Research Agreements
On July 24, 2006, we signed a term sheet with CMCH associated with Children’s Hospital Boston, under which CMCC will license to WEX its patented technology for the use of TTX for prolonged local anaesthesia, which will allow the Company to expand its pipeline of TTX-based pain management products. Local anaesthetics have a limited duration of action but combinations of local anaesthetics with naturally occurring toxins, such as TTX, exhibit the potential for increasing the analgesic effects for a much longer period, with potential applications including post-surgical pain. The agreement, which WEX is presently negotiating, is expected to provide a royalty to CMCC on revenues earned by WEX following commercialization of any new products as a result of the collaboration.
NMLP has entered a research agreement with Shanghai Jiaotong University for the development of bionanlytical method for TTX.
Regulatory Requirements
A variety of legislation governs the manufacture and sale of pharmaceutical products.
When a company wishes to market a new drug, it must present substantial scientific evidence of the product’s safety, efficacy and quality as required by the Food and Drugs Act and Regulations in Canada, or the FDA in the U.S. A company must submit a complete dossier to the regulatory authorities in each of the countries where it wishes to market a product, and each authority may require additional studies to meet local specific regulatory requirements prior to the granting of marketing approval. In Canada, the authority having jurisdiction over the review and approval of new drugs is HC. The FDA, the EMEA and the State Food and Drug Administration (“SFDA”) have similar jurisdiction in the United States, Europe and China respectively.
The purpose of the pre-clinical studies is to determine the pharmacology, toxicity and metabolism of a new drug in animals before it is administered to humans. All of the data collected during the pre-clinical studies must then be presented to the regulatory authority in the country concerned to obtain formal approval to perform clinical studies in humans. This process is called an Investigational New Drug (“IND”) application in the United States or a Clinical Trial Application (“CTA”) in Canada.

Clinical drug development is often described as consisting of four temporal phases (Phase I-IV). Each Phase may be required to be undertaken in different stages, with the results of each stage being reviewed before approval is given for the next stage.
Phase I (Human Pharmacology Stage) starts with the initial administration of investigational new drugs into healthy volunteers. The objectives are to explore drug metabolism and drug interactions, to estimate the initial safety and tolerability at an early stage.
Phase II (Therapeutic Exploratory Stage) seeks to determine the dose and regimen for Phase III trials, and to provide basis for confirmatory studies design, endpoints and methodologies. Studies in Phase II are typically conducted on a group of patients who are selected according to relatively narrow criteria, leading to a relatively homogeneous population and are closely monitored.
Phase III (Therapeutic Confirmatory Stage) is used to confirm the therapeutic benefit, to refine the understanding of the benefit/risk relationship in general or with respect to special populations, or to demonstrate that a drug is safe and effective for use in the intended indication and recipient population. This type of study is considered as Pivotal. However, in some situations, it could be used in Phase IIb/III stage.
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be considered necessary for approval but are important for optimizing the drug use.
HC or the FDA may hold or interrupt clinical studies if the safety of the subjects is compromised. Once the Phase III has been completed, the company will prepare a registration dossier which includes the technical (chemistry, manufacturing and controls) as well as the pre-clinical and clinical studies demonstrating the quality, efficacy and safety of the product for market authorization. This application is known as a New Drug Application (“NDA”) in the United States or as a New Drug Submission (“NDS”) in Canada.
Drug manufacturing is also regulated. Companies are required to ensure that they comply with Good Manufacturing Practice (“GMP”) regulations, which are quality standards that require the control of production activities, raw-material procurement, complaint handling, product recalls and labelling.
The Chinese regulatory system for new drugs, administered by the SFDA, provides several categories for approval, one of which (Class 1) relates to new drugs first approved in China resulting from research and development in China and intended for distribution in the West. If first approved in China, Tectin™ and Tetrodin™ would, to our knowledge, be the first drugs in this category to be approved by the SFDA. Class 2 relates to new drugs already approved in the West for which approval is sought in China. It is a requirement of approval for the manufacture and distribution of any new drug in China that the applicant has manufacturing capacity in China operating in accordance with approved GMP standards. NMLP currently meets this requirement. Generally, the SFDA’s approval process will follow procedures broadly similar to the process in other Western countries, such as Canada and the United States.
Fast-Track or Priority Review Procedure
The FDA, HC and other regulatory agencies have fast-track designation programs or Priority Review which are intended to accelerate the review process of new drugs used for the treatment of serious or severe debilitating diseases or conditions for which there is no currently available therapy.
Clinical Trials — Tetrodotoxin
Pre-Clinical Studies Involving TTX
Commencing a decade ago, principally in the research facilities operated by NMLP and in medical research institutions under agreements with NMLP, TTX was tested in animal models for the experimental treatment of opioid withdrawal. These observations led to the study of TTX at clinical doses as a systemic analgesic in various species and to the discovery that the compound is up to 3,200 times as potent as morphine in rats.

Comprehensive primary and secondary pharmacology and toxicology studies had been performed according to Good Laboratory Practices (“GLP”) through CROs in Canada and Europe. The results qualified the Company to file and maintain active IND status with Health Canada, the U.S. FDA, and China’s regulatory bodies.
TTX Product Applications — Clinical Trials — Stages of Development
We have chosen for our initial focus and regulatory approval three potential therapeutic indications from TTX. These are summarized in the table below.

Stage of Development
Potential Applications	Disease Focus	in Canada
Tectin™	Moderate to severe pain	Phase IIb/III(1)(2)(3)
Tetrodin™	Opiate Addiction Withdrawal	Phase IIa(1)(4)
TocudinTM	Anaesthesia	Pre-clinical

(1)	Phase I clinical trials completed in 2001. Phase IIa Tectin™ clinical trial completed in 2003.

(2)	Phase IIb/III clinical trial for Tectin™ commenced in 2004 and were terminated in 2006 after an interim analysis as per the recommendation of the DMC.

(3)	In June 2006, the Company received permission from Health Canada to commence a Phase III clinical trial for Tectin™.

(4)	Phase IIa clinical trial for Tetrodin™ approved by HC in 2002. The protocol was updated and submitted to Health Canada in August 2004. The study was completed in Jan 2005.
TectinTM — Results of Clinical Trials — China
Overview
The Company’s leading potential application, Tectin™, is designed for the analgesic (pain killer) market, specifically targeting inadequately controlled pain in patients with advanced cancer. The Company’s initial research into tetrodotoxin (TTX) focused on the indications of opiate addiction withdrawal, but in the early phase of pharmacological studies of TTX, it became apparent that the prime factor in its ability to reduce or eliminate the severe symptoms of withdrawal, was its ability to reduce pain. The Company pursued further research on the ability of TTX to alleviate pain and obtained preliminary positive results.
Studies in China
In addition to pre-clinical studies, small quantities of TTX were made available to selected hospitals and clinics in China and a limited amount of testing was undertaken through compassionate-use by patients suffering from chronic malignant pain. A total of 11 patients who experienced metastatic cancer (liver, stomach and rectal) and who complained of high levels of pain despite opioid treatment reported substantial improvements in pain relief and quality-of-life measurements were also markedly improved. No signs of addiction occurred during or after the treatment. These patients reported continued pain relief lasting up to three weeks. The Phase II clinical development for Tectin™ was approved in China in February 2004 and commenced in July 2004. The first part of the dose-ranging preliminary study results was disclosed in October 2005.

TetrodinTM — Results of Clinical Trial — China
Overview
Our second potential application Tetrodin™ is designed to treat heroin and other opiate addiction to substances such as morphine, opium and methadone.
We believe that treatment with Tetrodin™ can effectively reduce or eliminate the pain and other symptoms associated with withdrawal while the body eliminates the opiate residue to the point where it is no longer detectable in the bloodstream. Following initial detoxification, continued treatment with Tetrodin™ could ensure that the physical dependence will be reduced to a minimum.
Preliminary Studies in China
Prior to 1995, the regulatory system governing the approval for the manufacture and marketing of new drugs in China was administered at the provincial level and considerable pre-clinical testing of Tetrodin™ was undertaken in compliance with provincial regulations. Pre-clinical research found Tetrodin™ to be a non-addictive agent that is significantly more effective than clonidine for the treatment of withdrawal in primate models of opioid addiction. In 1995, the SFDA, an agency of the Chinese central government was formed and new regulations required pre-clinical testing to meet new and enhanced standards.
The Company completed a number of additional pre-clinical tests and submitted the results, which validated previous findings, to the SFDA.
In addition to pre-clinical studies, small quantities of Tetrodin™ were made available to selected Chinese state-run addiction clinics for compassionate use and a certain number of opioid addicted patients were treated. Treatment began with a period in which the patient was given a low dosage of Tetrodin™ by one intra-muscular injection a day for three to seven days. The studies indicated that, over the next 72 hours, the body eliminated the remaining opiate residue to the point where it was no longer detectable in the bloodstream. For up to a week following the initial detoxification, the patients continued treatment with reduced levels of Tetrodin™ injections to ensure that the physical dependence was reduced to a minimum.
Some minor effects, such as numbness in the fingertips, tingling of the lips and, in some cases, vomiting, were observed from treatment with Tetrodin™, but these symptoms generally disappeared within two hours of receiving treatment.
Clinical Trials in China
An application analogous to an IND application in Canada was submitted to the Chinese SDA (now SFDA) in December 1999. The IND review and approval was postponed to 2002 because of a reform of China’s drug administration and drug registration procedures. On March 13, 2002 the Company received an approval letter for a new drug clinical trial issued by the SFDA. The Phase I clinical trial was conducted in the National Clinical Pharmacology Center, from May 2002 to July 2003. This study, including the archiving of essential documents, was conducted in compliance with guidelines issued by the SFDA.
Forty nine healthy volunteers participated in a sequential design, randomized, double-blind, acute single ascending dose study and twenty-five healthy volunteers participated in an open label, ascending multiple dose study.
All participants completed the study; none were withdrawn from or discontinued the study. The results showed that TTX is well-tolerated in acute single intramuscular doses of up to 55 μg (micrograms). The intensity of the reported adverse events was generally mild or moderate. At the highest doses, numbness of lips, fingers, and toes typically occurred. Tetrodotoxin was found to have no adverse cardiovascular effect at any dose level. Blood, urine, kidney and ECG results were all in the normal range for all subjects.

In January 2005, the Company received an approval letter for Phase II clinical trials on opiate withdrawal from the SFDA. Due to limited resources and until ownership of a Chinese patent is resolved, the Company has postponed development, testing and has not commenced Phase II clinical trials for Tetrodin™.
TectinTM and TetrodinTM — Results of Clinical Trials — North America
The Phase I clinical studies in North America were applied both to Tectin™ and Tetrodin™. The trials were conducted by Ventana Clinical Research Corporation (“Ventana”) of Toronto at Sunnybrook Women’s Hospital in Toronto.
The Phase Ia clinical trial was completed by Ventana in January 2001 and the Phase Ib & Ic trials were completed in June 2001. A subsequent IND application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a NOL letter was received at the end of August 2001. The Phase IIa was a dose-ranging study with up to 6 dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. A Phase IIb/III pivotal trial for Tectin™ was filed in November, and a NOL letter was received at the end of December 2003.
In December 2003, the Company received permission from Health Canada to commence an open-label compassionate-use clinical trial in various types of pain other than those associated with cancer.
The Phase I trial in healthy volunteers consisted of two parts. The first study, WEX-001, “A Sequential Design, Randomized, Double-Blind, Acute Single Ascending Dose study of the Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, tested single doses of the active drug in an ascending manner from very small to high doses, in the microgram range. Each dose was tested in separate groups of eight subjects with six receiving active drug and two receiving placebo. Measures included 12-lead and telemetric ECG, vital signs, neurological examination, a cold-pressure pain test, a digit-symbol substitution test and subjective scales. All doses, including the highest dose given, were well tolerated. The most commonly reported side effects were numbness and tingling at peripheral sites such as the fingers, toes and lips.
The second study, WEX-002, “A Randomized, Double-Blind, Placebo-Controlled Study of Multiple-Dose Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, was completed on June 18, 2001. During this study, TTX was tested intramuscularly in doses of 7.5 μg up to 48 μg every four hours, four times per day, for four days. Each dose was tested in a separate group of 8 subjects, 6 receiving active drug and 2 receiving placebo. Based on this study, the maximum tolerated multiple dose of TTX in healthy normal volunteers was determined to be 36 μg intramuscularly every four hours, four times daily for 4 to 7 days.
The Phase IIa study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (Tectin™) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. This Phase IIa trial involved patients with advanced cancer disease who had not achieved adequate pain relief employing current established drug therapies.
Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (≥ 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from Tetrodotoxin treatment based on both objective criteria and clinical judgment. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15.
The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004. The results of the Phase II study have been accepted for publication in a peer reviewed journal (Journal of Pain and Symptom Management).
The Phase IIb/III study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (Tectin™) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.

In June 2005, the Company received a NOL from Health Canada to amend the Phase IIb/III clinical trial protocol for Tectin™ in moderate to severe inadequately controlled cancer-related pain. The patients’ recruitment rate was lower than anticipated with about 35% of the required patients enrolled and dosed. The Company determined the amendments necessary in order to complete the study in a timely manner without compromising objectives and patient safety. The amended protocol simplified the study, increased patient eligibility, lessened the burden on patients and as a result, reduced the workload required by the physicians and their clinical teams. This was expected to help accelerate patient recruitment. WEX’s clinical team met personally with each participating centre to introduce the amended protocol and facilitated its smooth implementation.
An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the DMC . The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make recommendation to the trial sponsor regarding continuation or early termination of the study. The DMC did not have any serious concerns about the safety profile of Tectin™. Based on the results of the planned intent-to-treat and efficacy population, the DMC concluded that the results of the primary efficacy endpoint (a statistical difference from placebo in pain reduction) would not have been able to succeed in demonstrating efficacy of drug over placebo, leading to the DMC’s recommendation to terminate the trial. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”.
In light of the DMC’s recommendations, the Company conducted a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, were evaluated in this analysis. Analysis of secondary endpoints and an exploratory post hoc analysis suggested that there might be a robust analgesic effect if a composite endpoint was used including either decrease in pain level or reduction in opioid dose, plus improvement in quality of life. The re-analysis of the data was presented to Health Canada, and the regulatory agency unanimously approved the Company’s request to resume the clinical development of Tectin™ in cancer-related pain.
The Company filed a CTA with Health Canada for conducting a Phase III clinical trial in cancer pain for Tectin™. In June 2007, WEX received a NOL from Health Canada, permitting the Company to conduct the trial. This will be a multi-centre, randomized, double-blind, placebo-controlled trial (TEC-006), which will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
The continuation study WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin™) for moderate to Severe Cancer-Related Pain” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with Tectin™ in order to further study drug efficacy and safety has also been terminated.
A study on the efficacy and safety of Tetrodin™ alleviating Naloxone-precipitated withdrawal in Methadone maintained subjects was completed in December 2004. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 μg of subcutaneous tetrodotoxin, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design tetrodotoxin was not administered while subjects were experiencing withdrawal symptoms.
A significant finding from this study was that the safety profile of tetrodotoxin was similar to that observed in previous studies and that the administration of naloxone following tetrodotoxin versus placebo treatment did not produce different safety profiles.

Most importantly, the experience with this study has helped the Company to better understand tetrodotoxin’s mechanism of action, such that tetrodotoxin treatment may only be effective when administered during the withdrawal period. Hence, it is possible that in a larger study with a different treatment regimen, tetrodotoxin may prove to have clinical efficacy in this indication.
The Company will continue to focus its efforts on the commercialization of Tectin™ for pain management and therefore, will not pursue the development of Tetrodin™ in Canada until further resources are available or a partnership/collaboration is entered into.
In May 2006, the U.S. FDA approved an IND application to initiate a clinical trial of Tectin™, derived from TTX, under a US-IND number.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
TocudinTM — Pre-Clinical Studies
Tocudin™ is currently in early pre-clinical studies discovering its anaesthetic properties. All pre-clinical testing for Tocudin™ is being done in China by NMLP. Although the Company expects to develop a plan to perform clinical trials in Canada, it does not expect to secure such plans until further resources are available.
Research, Development and Manufacturing
China
Additional research and development and manufacturing activities are conducted by NMLP at its facilities in Nanning, Guang Xi province. Standard Operating Procedures (“SOP”), in both Chinese and English, have been established for the extraction, process, analytical methods and manufacturing systems used in the plant. The plant has been upgraded to meet Chinese GMP. Activities are focused on three principal areas: first, the manufacture of active pharmaceutical ingredients and the finished products of TTX based product candidates; second, the screening and discovery of new compounds for various therapeutic areas; and third, the performance of various animal studies for research and patent purposes in the plant’s qualified pharmacology laboratory. We believe that there are certain cost-effective advantages in having R&D/manufacturing operations in Nanning, China, such as competitive cost of doing business and availability of qualified personnel (i.e. research scientists and experienced pharmaceutical management team).
Manufacturing of Tetrodotoxin
Through NMLP’s proprietary processing equipment, tetrodotoxin is extracted from the liver, ovaries and intestines of the puffer fish (parts that are not edible and are discarded as waste) and then refined using NMLP’s proprietary process. The puffer fish is found in abundance in the China Sea and other warm waters in Asia. While no commitments have been made to purchase the puffer fish waste, we have held discussions with a number of potential suppliers, and we believe we will experience no difficulty in obtaining sufficient raw material at reasonable prices.

China — Manufacturing Facility
It is the Company’s intention that the Nanning facility will be used to manufacture our TTX-based product candidates, for sale in China. At present, the facility operates to GMP standards in China and has manufactured the clinical materials used in Phase I/II clinical trials in Canada to date. In order to meet GMP standards for finished products required for export to world markets, the Company’s current manufacturing facility will need to be upgraded or a new facility will need to be constructed, if the Company elects to manufacture product in China for export around the world. In light of China’s membership in the World Trade Organization (“WTO”), it is expected that GMP standards in China will eventually be harmonized with international standards. The timing of the harmonization of China’s GMP standards with international standards is not determinable at this time. If FDA and international GMP standards for drug products cannot be met in China, the Company will need to build a manufacturing facility in a more suitable country or contract manufacturing of the TTX drug to a third party to meet the required international GMP standards. The Company will finalize its manufacturing strategy as the TTX product candidates advance further in the commercialization process.
In November 2005 the Company received a positive response from the U.S. FDA in regard to the Chemistry, Manufacturing and Controls (“CMC”) section of its upcoming IND dossier for Tectin™. The FDA indicated that they have no concerns with the CMC at this time.
In March 2006 the Company received an inspection report of its manufacturing plant in China. This inspection was conducted by an independent research organization at the request of our former co-development partner, Esteve, to ensure that the facilities met GMP requirements.
The report concluded that the manufacturing facilities of NMLP, a 97%-owned subsidiary of the Company, are physically and organizationally of a high quality standard and conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.
North America — Manufacturing
As noted above, in March 2004, an agreement was signed with Sandoz Canada to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however the parties are continuing to operate under its terms. The agreement provides Sandoz Canada with a first right of refusal to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favourable price during an initial three year term. The three year term of the agreement expired in early 2007 and WEX is presently negotiating with Sandoz Canada to extend the term. If successful, WEX will have in place a North American cGMP facility for clinical manufacturing of its product candidates. This arrangement reduces regulatory risk for North American and European jurisdictions as this GMP plant is approved by regulatory agencies such as, the FDA, HC and EMEA. In addition, management believes this contract manufacturing arrangement will satisfy requirements of potential licensing partners for an uninterrupted supply of current GMP-quality clinical goods. The agreement does not cover commercial manufacturing.
Manufacturing of Other Products
NMLP also carries on some limited manufacturing of therapeutic pharmaceuticals, ranging from therapeutic drugs to generic pharmaceuticals and traditional Chinese remedies.
A number of drugs are licensed by China’s SFDA and are manufactured by NMLP which are currently for sale exclusively in China. The generic drugs include: Cerebropretein Hydrolysate — a biological drug developed by NMLP in 1996. It contains 18 amino acids, in which seven kinds are essential amino acids in human and small molecular polypeptide. This product can cross the blood-brain barrier rapidly, stimulate protein synthesis and hypophysis hormone release and adjust glucose and oxygen utilization in the brain. It alleviates lipid peroxide reactions and improves the recovery for unbalanced calcium stabilization in neurons. It promotes neurofibril growth and increases the supply of blood and oxygen in the area of cerebral injury as well. This product targets cerebral thrombosis, encephalorrhagia and their sequelae, inadequate blood supply in cerebra, pre-senile and senile dementia, atelencephalia, cerebral palsy, newborn asphyxia, parkinsonian syndrome, attention deficit disorder in children, and epilepsy. In addition, it can be used as adjunct medicine for acute intoxication of hypnotic, organophosphorus, alcohol and carbon monoxide; Clindamycin Phosphate injection for respiratory and dermal infection (which is currently manufactured by a third party); and various other generic drugs for various medical indications.

NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China.
The Nanning facility is capable of producing most of the standard sizes and containers of products being sold in China. Current licensed pharmaceutical products are packaged in 10 millilitre, 5 millilitre and 2 millilitre ampoules and annual production throughput is a potential total of 30,000,000 units per year. The Company signed a licensing agreement in March, 2004 with a Canadian company for worldwide rights to market Capsaicin Cream, (in mild, regular, and forte strength formulations), a topical vanilloid compound to relieve neuralgia and pain associated with osteoarthritis, rheumatoid arthritis and diabetic neuropathy. A Drug Identification Number (DIN) for each strength was issued under WEX’s name from Health Canada in March 2004 which permits WEX to market the drug in Canada. After further evaluation of marketing studies in China and Canada and the high costs involved, the Company decided not to proceed with marketing of this product.
Intellectual Property
Patents
The Company and the pharmaceutical industry in general attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the Company’s success depends, in part, on our ability to obtain patents or rights thereto in order to protect its proprietary technologies and carry on its activities without infringing the rights of third parties.
WEX’s strategic approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas. The Company will seek to protect our proprietary technology by filing patent applications, unless it is believed that keeping an invention a trade secret is preferable. The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remain confidential and that any work produced belongs to the Company or NMLP, as applicable. However, not all assignments have been made by inventors.
The Company intends to seek patent protection for our proprietary discoveries, in addition to the United States and China, in Canada, Europe, Japan and other countries which might offer a significant potential market for our products.
As of June 29, 2007, including patent applications developed during the collaboration with Esteve, WEX held the rights to 111 patents or patent applications filed in 28 jurisdictions including the European and Eurasian regional jurisdictions which correspond to 19 patent families.
As no patent protection is available for native compounds such as the TTX compound derived from the puffer fish, the Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages; manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes such as: the use of Tetrodotoxin or analogues for the treatment of drug dependence; the systemic administration of Tetrodotoxin and analogues for the treatment of pain; the use of Tetrodotoxin or analogues and a local anaesthetic for producing local anaesthesia and analgesia in nerve tissue; compositions of and use of Tetrodotoxin or analogues with an opioid analgesic for the treatment of pain; compositions of and use of Tetrodotoxin or analogues with a cyclooxygenase inhibitors such as aspirin for the treatment of pain; formulations of Tetrodotoxin or analogues for the treatment of pain or drug dependence; methods and apparatus for extracting Tetrodotoxin; and methods of purifying Tetrodotoxin.
In November 2005 the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia” be re-examined in light of prior art discovered during an extensive search conducted by the Company. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The Ex Parte re-examination proceedings are in progress and a response to the Second Final Office Action is due on August 12, 2007. Further, the European Patent Office initially refused to grant a patent in respect of this same subject matter. That refusal is currently under appeal by us and we are resubmitting the application amending the characterization of the patient group to late term cancer patients. The ultimate outcome of the appeal is uncertain at this time.

The Company has been notified that based on the Ruling the SIPO of the People’ Republic of China has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before granting, two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to it. WEX filed an appeal of the Ruling and the Court subsequently dismissed the appeal. Even though the Company is currently investigating other legal and business options, until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. The Company recognizes its intellectual property leadership in this area and will continue to file new patents in the area of drug withdrawal to strengthen its patent position. This development does not affect other tetrodotoxin related therapeutic indications or other research projects. As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.
Trademarks
We have applied to register certain trade names for our products. The name TectinTM is the trademark name for the Company’s investigational pain medication; the name TetrodinTM is the trademark name for the Company’s drug in clinical testing for addiction withdrawal from opioid abuse; and the name TocudinTM is the trademark name for the Company’s drug in pre clinical studies for use as a local or regional anaesthetic.
TectinTM is currently registered in the U.S., and in China. The opposition to it in the European Community has been settled. It has been rejected in Canada due to opposition. The Company is considering an appeal.
TetrodinTM is registered in the U.S. and allowed in Canada. It has been invalidated in China due to opposition. It is opposed in the European Community.
TocudinTM is currently registered in the U.S. and the European Community, allowed in Canada, and pending in China.
Competition
TectinTM
Pain management drugs, particularly NSAIDs, are numerous and have many manufacturers. The tables below indicate the principal companies and their therapeutic drugs for various pain categories:
Competition — Pain Therapeutics

Company	Drug	Indication	Stage	Mechanism
Élan	Prialt (Ziconotide)	Severe chronic pain	Launched	Calcium channel blocker
Pfizer	Lyrica (Pregabalin)	Postherpetic neuralgia	Approved	Calcium channel blocker
Avanir	Neurodex (Quinidine)	Diabetic neuropathy	Phase III	NMDA blocker
Newron	Ralfinamid (Ralfinamid)	Neuropathic Pain	Phase II	Sodium channel blocker
Neuromed	NMED-160	Chronic pain	Phase II	Calcium channel blocker
The foregoing table should not be construed as identifying all our potential competitors.

In addition, we are aware of a large number of companies that are developing therapies for multiple pain indicators. We have identified at least 30 therapeutic potential applications for various palliative, acute and chronic pain indicators that are currently in pre-clinical studies or in clinical trials. Only two of these, Ziconotide and NMED-160 are non-opioid and could be considered as potential competitors. Ziconotide is more than 1,000 times stronger than morphine but administration of the drug is done by means of a spinal pump injection administered intrathecally.
TetrodinTM
To the best of our knowledge, there is no comparable product to Tetrodin™ currently commercially available anywhere in the world. The following is a summary of the principal alternative treatments for opiate addiction of which we are aware:
•
Methadone is a synthetic opiate which, rather than diminishing the cravings for an opium-based drug (such as heroin or morphine) merely replaces the drug of choice. It is currently the most commonly used treatment for heroin addiction and has been used for the last 30 years. However, methadone users can become dependent upon the drug for the rest of their lives and experience withdrawal symptoms much like those with heroin when they attempt to cease using the drug.

•
LAAM has been approved by the FDA for use against heroin addiction and only needs to be administered three to four times per week, rather than daily, like methadone. Tests done by John Hopkins University School of Medicine (November, 2000) indicated that LAAM is just as effective as high dosages of methadone, but with a lower frequency of administration. The decreased number of visits reduces the inconvenience to the patient and increases the number of patients that a treatment center could treat at one time. LAAM is also addictive, and cessation of use, results in typical withdrawal symptoms. Treatment can be expected to continue for up to the patient’s lifetime.

Human Resources
In August 2005, Frank Shum stepped down from his position as Chief Executive Officer of the Company. Dr. Edge Wang replaced Mr. Shum on an interim basis until December 2005, at which time was named the President and Chief Executive Officer of the Company.
In September 2005, the Company undertook a restructuring to reduce its costs. The Company reduced its workforce by approximately 35% in both its headquarters in Vancouver and its Hong Kong office.
In March 2006 the Company reduced its workforce in North America by an additional 50%.
Dan Carey, an independent consultant, has joined us as Director of Business Development, Dr. Bill Tian, an independent consultant, has become the Director of our Intellectual Property department, and Helen Chai has become our Associate Manager of Corporate Communications.
Bill Chen resigned his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons. Vaughn Balberan, the Controller of the Company is currently acting as CFO. The search for a replacement is underway.
As at March 31, 2007, the Company employed 85 people in total: eight people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs one person in its Hong Kong office; and NMLP employs 73 people at its facilities in Nanning, China and 1 at NMLP’s branch office in Beijing, China. Thirty-eight of the NMLP employees have technical or scientific backgrounds and qualifications.
None of the Company’s employees are governed by a collective agreement. The Company believes its relationship with its employees is in good standing.

C. Organizational structure.
Except as otherwise disclosed herein, the following table illustrates WEX’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated under	Ownership
Subsidiaries	the laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	British Columbia, Canada	100%

Ä WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

Ä Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	97%

IWT Bio Inc. (“IWT”)	Canada	100%
D. Property, plants and equipment.
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada.
Our Hong Kong subsidiary, WEX-HK, is located in a modern office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on March 12, 2008.
NMLP, our principal operating subsidiary, occupies 40,040 square feet of office space and laboratory and manufacturing premises at 9 Huo Ju Road, Nanning, Guang Xi, China held under a lease expiring December 31, 2006. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately five floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future. We also have an office at Suite 1007, HuaPu International Plaza, No. 19, ChaoYang Men Wai Avenue, Beijing, China, 100020, which administers the clinical trial activities in China held under a lease expiring March 31, 2008.
Management believes that these premises are adequate for our current needs.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating results.
Selected Annual Information
The following table summarizes selected consolidated financial data of Wex Pharmaceuticals Inc. (the “Company” or “WEX”) prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company’s consolidated financial statements included herein under Item 17 of this Form 20-F. The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	Year ended March 31
(in thousand of dollars, except per share amounts)	2007	2006(2)	2005(1)
			(restated)
Revenues	$545	$629	$3,990
Loss for the year	(4,760)	(21,622)	(11,664)
Basic and diluted loss per common share	(0.13)	(0.62)	(0.35)
Total assets	5,333	11,891	32,382
Long term financial liabilities (3)	$—	$1,851	$4,315

(1)	Included in revenue is $3.1 million from the research and collaboration fees related to the Esteve contract.

(2)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(3)	Comprises the debt component of convertible debentures and capital lease obligations.

There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of TectinTM.
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Product sales	$357	$441	$570
License fees	188	188	284
Research and collaboration fees	—	—	3,136

	$545	$629	$3,990

Revenue — 2007 compared to 2006
For the year ended March 31, 2007 the total generic and other sales were $356,802 or a decrease of $84,268 when compared to $441,070 in revenues for the year ended March 31, 2006. The decrease is mainly due to competition from similar generic products and resulting decrease in unit selling prices. However, the Company continues to evaluate various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the year ended March 31, 2007 and 2006 were $187,776 and $187,777 respectively and are related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.
Revenue — 2006 compared to 2005
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. Total recorded research collaboration fee revenue for the year ended March 31, 2006 was $nil as compared to $3.1 million for the year ended March 31, 2005. This amount was for research and development work performed for the completed Tectin™ Phase IIa trial in Canada, a payment pursuant to the Esteve agreement. License fees of $187,776 related to the amortization of the upfront licensing payment of approximately $1.56 million received from Esteve during the year ended March 31, 2003, which is currently being amortized over a seven year period.
For the twelve months ended March 31, 2006 the total generic and other sales were $441,071, a decrease of $128,668 or 23% over the previous year. This was mainly due to competition from similar generic products and a decrease in selling prices. The Company will continue to support the generic sales programs, but its focus remains on the commercialization of TectinTM.

Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Cost of products sold	$205	$277	$375
Research and development	1,748	10,641	8,635
General and administrative	2,479	4,458	5,218
Sales and marketing	66	69	82
Amortization	240	913	796
Expenses — 2007 compared to 2006
Cost of Products Sold
The cost of products sold has a direct bearing on gross margins. Gross margins on product sales for the twelve months ended March 31, 2007 were 43% and 37% for the prior 2006 period. The increase in gross margin is due to the decision to manufacture in-house an injectable product rather than to purchase it from an outside source.
Research and Development

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$34	$125	$195
Clinical testing, insurance, consulting and patent costs	1,289	9,142	6,693
Legal and translating	24	25	2
Rent	74	265	231
Salaries and benefits	370	1,234	766
Scientific research and development tax credit	(173)	(485)	(226)
Stock-based compensation expense	57	13	704
Travel and conferences	73	322	271

Total research and development expenses	$1,748	$10,641	$8,636

Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $1.7 million for the year ended March 31, 2007 as compared to $10.6 million for the year ended March 31, 2006 or a decrease of approximately $8.9 million or 84%. The major area that contributed to the decrease in expenses for the year ended March 31, 2007 as compared to the year ended March 31, 2006 relates to the cancellation of all the clinical trials activities in March 2006 and staff downsizing relating to the cancellation of the trials. For the year ended March 31, 2007 total expenses, for the clinical trial activities, were $1.289 million as compared to $9.142 million for the year ended March 31, 2006 or a decrease of $7.853 million. Salaries and benefits declined to $370,073 for the year ended March 31, 2007 as compared to $1.234 million for the same period in the previous year or a decrease of $863,901. The reduced expenditures also reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.
General and Administrative

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$426	$722	$631
Audit and accounting fees	178	384	144
Directors’ fees	156	227	114
Legal and solicitor fees	463	580	382
Loss on disposal of property and equipment	4	141	13
Rent	157	258	428
Salaries and benefits	703	1,371	1,540
Stock-based compensation expense	139	209	1,449
Travel, promotion and advertising	253	566	517

Total general and administrative expenses	$2,479	$4,458	$5,218

General and administrative expenses totalled $2.48 million for the year ended March 31, 2007 as compared to $4.46 million for the year ended March 31, 2006 or a decrease of approximately $2.0 million or 44%. For the year ended March 31, 2007 salaries decreased by $667,015, as a result of significant staff layoffs both at its Vancouver headquarters and in Hong Kong to $703,909 over the same period in 2006. Rent decreased by $101,396 net of the settlement cost of $98,268 due to moving to smaller premises to $156,782. Directors’ fees decreased by $71,507 to $155,804, compared to $227,311 as a result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $313,589 to $252,927, administration costs by $296,251 to $425,519. Audit and accounting fees decreased by $205,402 to $178,116 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $136,789 to $4,271 reflects minimal disposals in the year ended March 31, 2007 as compared to the prior year ended March 31, 2006 during which Company vehicles were sold. The decrease in expenses also included a reduction in the stock-based compensation expense of $70,644 to $138,717 over the corresponding 2006 period.
Legal costs also decreased to $463,270 for the year ended March 31, 2007 as compared to the corresponding period ending March 31, 2006 of $579,900. The decrease in costs by $116,630 reflects additional costs incurred in the second quarter ending September 30, 2006 for rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options offset by the reduction of fees for the third and fourth quarter during the 2007 fiscal year.
Included in general and administrative expenses for the year ended March 31, 2007 is a related party amount of $366,234 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.
Amortization
Amortization expense relates to the amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets. The decrease in depreciation and amortization expense of $636,015 for the year ended March 31, 2007 as compared to the year ended March 31, 2006 was due to amortization on property and equipment ($277,286 in 2007 as compared to $447,113 in 2006) and amortization expense on the Company’s intangibles ($nil in 2007 as compared to $466,188 in 2006). The reduction in amortization expenses was due to the disposal of capital assets during the year ended March 31, 2006 and the write-down to $nil of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP during the year ended March 31, 2006.
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007.
Severance and Restructuring
There were no further restructuring costs for the twelve months ended March 31, 2007 as compared to $780,553 for the twelve months ended March 31, 2006.

Other Income and Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Convertible debentures — interest expense	$(766)	$(704)	$(560)
Convertible debentures — settlement	—	(831)	—
Interest and sundry income	111	365	447
Impairment of intangible assets	—	(3,613)	—
Restructuring costs	—	(780)	—
Gain on settlement of accounts payable	172	—	—
Foreign exchange loss	(82)	(329)	(518)

	$(565)	$(5,892)	$(631)

Expenses — 2006 Compared to 2005
Cost of Goods Sold
Gross margins on product sales for the twelve months ended March 31, 2006 were 21% and 34% for the twelve months ended March 31, 2005. The decrease in gross margin is due to lower selling prices resulting from the impact of competition.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $10.6 million for the year ended March 31, 2006 as compared to $8.6 million for the year ended March 31, 2005. Included in research and development expenses for the year ended March 31, 2006 is a non-cash stock-based compensation expense of $12,710 as compared to $704,075 for the same period in 2005.
Not including the non-cash compensation expense, R&D expenditures increased by $2.7 million or approximately 34% over the previous year. Approximately 91% of this increase was due to expanded clinical trial activities with the balance due to new staff and research supplies. The Company expects R&D expenses to significantly decrease over the next year as all clinical trials were discontinued.
However, due to the significant risks and uncertainties inherent in the development of products, third party manufacturing and regulatory approval process, the costs and timelines to complete further development of our products are not accurately predictable. Included in the research and development expenses is a related party amount of $287,525. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.
General and Administrative
General and administrative expenditures for the year ended March 31, 2006 were $4.5 million as compared with $5.2 million for the same period in the previous year. During the year ended March 31, 2006 salaries and benefits decreased as compared to the year ended March 31, 2005 due to staff downsizing ($1.4 million [2005 — $1.5 million] or a decrease of $168,869), rent and utilities due to relocation to smaller rental premises and decreased monthly rental rates ($258,178 [2005 — $428,331] or a decrease of $170,153) and stock based compensation costs ($209,361 [2005 — $1,448,646] or a decrease of $1,239,285).
Legal and corporate services for the period increased over the previous year from $381,618 for the year ended March 31, 2005 to $579,900 for the year ended March 31, 2006 or an increase of $198,282 due to the special shareholders’ meeting convened in January 2006. Audit and accounting fees for the year ended March 31, 2006 were $383,518 [2005 — $143,926] an increase of $239,592 due to the additional services such as the performance of quarterly reviews for the first time during fiscal 2006, assistance in the preparation of tax returns, and a general increase in annual audit fees. Payments of $227,311 for the year ended March 31, 2006 [2005 — $114,500] made to directors due to increased meetings held during the year 2006. Administrative costs increased in 2006 over 2005 by $218,920 due to an increase in listing, filing and transfer fees of $45,677, increased telephone usage by $43,120 and loss on disposal of vehicles and office equipment by $126,166.

Included in administrative expenses for the year ended March 31, 2006 is a related party amount of $394,318 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford is a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford was based in Fasken’s offices in South Africa during fiscal 2006 and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s dealings with Fasken.
Severance and Restructuring
Due to the Company downsizing its workforce one time severance costs of $780,553 were recorded for the year ended March 31, 2006 [2005 — $nil].
Amortization
Amortization expense relates to the amortization of property and equipment and the amortization of identifiable intangible assets arising on the acquisition of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”). The increase in depreciation and amortization expense of $117,233 for the year ended March 31, 2006 as compared to the year ended March 31, 2005 was due to amortization on property and equipment ($447,113 in 2006 as compared to $329,881 in 2005) and amortization expense on the Company’s intangibles ($466,188 in 2006 as compared to $466,187 in 2005).
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007. In fiscal 2007 amortization expense of intangibles will be $nil due to the write-down of the remaining purchase cost relating to the acquisition of the additional 46% in NMLP.
Interest and Sundry Income
Investment and other income for the twelve months ended March 31, 2007 decreased by $254,273 to $110,702 from $364,975 for the twelve months ended March 31, 2006 due to the redemption of most investments in prior periods to fund clinical trials and general operating expenses.
Convertible Debentures Interest
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The debentures bear interest at 5.5% per year payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remained the same.

For the year ended March 31, 2007 the total interest expense on convertible debentures were $766,428 or an increase of $61,937 when compared to $704,491 in interest for the year ended March 31, 2006.
Foreign Exchange Loss
The net foreign exchange loss of $81,949 for the twelve months ended March 31, 2007 was $246,661 lower as compared to the net foreign exchange loss of $328,610 for the twelve months ended March 31, 2006. The decrease in exchange loss is due to the relative stability of the Hong Kong dollar and Chinese renminbi and from a stronger Canadian dollar, relative to the United States dollar.
The Company operates in Canadian dollar but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese renminbi. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese renminbi and Euro exchange rates.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006
(in thousand of dollars, except per share amounts)	(Q-4)(1)	(Q-3)	(Q-2)	(Q-1)
Total revenues	$135	$133	$154	$123
Loss	(1,493)	(993)	(807)	(1,397)
Basic and diluted loss per common share	(0.03)	(0.03)	(0.02)	(0.04)
Total assets	$5,333	$5,686	$7,387	$8,186

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
(in thousand of dollars, except per share amounts)	(Q-4)(2)	(Q-3)	(Q-2)	(Q-1)
Total revenues	$137	$145	$169	$178
Loss	(8,165)	(5,795)	(4,062)	(3,570)
Basic and diluted loss per common share	(0.23)	(0.17)	(0.12)	(0.10)
Total assets	$11,891	$20,102	$25,112	$28,837

(1)	The 4th quarter ended March 31, 2007 loss includes decreased research and development expenses of $479,919 from $2,749,804 for the same period last year.

(2)	The 4th quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Revenue which consists of generic pharmaceutical sales and amortization of license fees is relatively consistent from quarter to quarter except in the fourth quarter ending March 31, 2005 the Company recorded $3,136 in revenue received from the research and collaboration fees related to the Esteve contract.
Fourth Quarter Review
Total product revenue for the fourth quarter ended March 31, 2007 remains low due to continued competitive pressures on costs and selling prices. No additional milestone targets were met in order to receive additional revenues from licensing and research and development collaboration fees as related to the Esteve contract. The fourth quarter reflects the overall decrease in clinical activities and decreased staff. The Company continues to focus on corporate development and on the analysis of its Phase IIb/III clinical trials which were discontinued in March 2006.

B. Liquidity and capital resources.
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. For the fiscal years ended March 31, 2007 and 2006 WEX has received $1.46 million and $0.18 million respectively in net proceeds from issuance of common shares. During the year ended March 31, 2007 cash used by operations decreased by $5.1 million to $6.7 million, as compared to $11.8 million in the comparable year. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006. Excluding non-cash working capital items for the twelve months ended March 31, 2007 due to discontinuing clinical trials and downsizing of its workforce and premises cash outflow has been reduced to $3.77 million as compared to the twelve months ended March 31, 2006 of $15.8 million.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX had approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
As of March 31, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875, which is equivalent to $3,737,558.
At March 31, 2007 the Company had a working capital deficiency of approximately $2.11 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $1.63 million.
At March 31, 2007, the Company retained $6,737 denominated in U.S. dollars, $457,420 denominated in Chinese renminbi (“RMB”), $912,545 denominated in Hong Kong dollars, $164 denominated in Euros and $250,561 denominated in Canadian dollars for a total of $1.627 million of cash, cash equivalents and short term investments (“cash resources”).
In aggregate, the Company’s cash resources decreased by $6.294 million to $1.627 million from $7.921 million as at March 31, 2006. Included in cash resources are proceeds from subscription applications amounting to $680,005 which are part of the private placement that closed on January 8, 2007. Managements’ expectations are that cash resources will continue to decline with operating expenditures expected to be relatively consistent but with the repayment of the convertible debentures if any and accounts payable significantly affecting the decrease in cash resources over the coming quarters.

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through August 2007. At March 31, 2007, the Company had incurred significant losses and had an accumulated deficit of $70.4 million. In order for the Company to continue with its long-term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus debenture obligations. Payments required under these agreements and leases are as follows:

(in thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	2008	2009 - 2010	2011 - 2012	Thereafter
Operating leases	$555	$249	$300	$6	$—
Debenture obligations(1)	3,894	3,894	—	—	—

	$4,449	$4,143	$300	$6	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2008 will be approximately $156,556. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in Note 9 to the March 31, 2007 consolidated financial statements, the Company was jointly responsible for development costs in excess of $38 million (€25 million), if any. Subsequent to March 31, 2007, the Company and Esteve terminated their licence and collaboration agreement and all of the European licensing rights to TetrodinTM, TectinTM and successor products reverted back to the Company.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly-owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.

In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
As at March 31, 2007, the Company has failed to make scheduled instalment payments of US$1,329,375. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Refer to the Notes to the consolidated financial statements, Note 10 “Convertible Debentures” for further details pertaining to the convertible debentures.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Commitments for capital expenditures
As at March 31, 2007 the Company had no material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
See the heading “Research and Development” under Item 5.A above for the amount spent during each of the last three financial years on research and development activities.
Clinical
Tectin™
Further to the recommendation of the DMC to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company formed a scientific panel to conduct a detailed analysis of the data generated by the study.
On July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain was progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin and placebo, in favor of Tectin. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life.

On September 6, 2006 WEX announced that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada had approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held in Ottawa on the prior day.
On November 30, 2006 the Company had a pre-CTA/NDS (Clinical Trial Applications/New Drug Submission) meeting with Health Canada. The meeting discussed and agreed upon the study methodology of the new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer related pain. The design of the new trial will be much simpler than that of WEX-014, which will minimize patient’s burden and thereby accelerate the patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
On May 9, 2007 the Company announced that further to the Company’s news release dated September 6, 2006 with regard to the resumption of the clinical development of Tectin™ in the target indication malignant cancer pain, the Company has filed a Clinical Trial Application (CTA) with the Biologics and Genetics Therapies Directorate (BGTD) of Health Canada for TectinTM, lead candidate in the Company’s Tetrodotoxin (TTX) technology platform. According to current regulations, the BGTD has a 30-day default period to review the application. Upon clearance from Health Canada, WEX will initiate the clinical trial of Tectin™ for the treatment of moderate to severe inadequately controlled cancerrelated pain.
On June 13, 2007 the Company announced that it has received a No Objection Letter from Health Canada for conducting a Phase III clinical trial in cancer pain for its lead product, TectinTM. This multicentre, randomized, double-blind, and placebo-controlled trial (TEC-006) will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responder to treatment.
The Company believes that the TEC-006 trial has a high probability of meeting its endpoint. The composite endpoint is based on the Company’s reanalysis of the WEX-014 trial, which was terminated early when it became apparent that the trial would not meet its objective when based solely on pain reduction. The reanalysis showed that an endpoint that combines pain reduction with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. It is well understood that a primary composite endpoint is commonly used in chronic pain trial, as pain assessment is subjective.
The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
U.S. Commercialization Strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will be able to perform a trial under a US-IND number, and this will grant access to a major patient population base for future.
Tetrodotoxin (TTX) development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.

Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved and additional financing is available.
Local Anaesthesia
The development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Generic Drug Sales
The Company has added new generic products to the pipeline (without significant investment) with the intent of contributing increased gross margins.
Relationship with Children’s Hospital Boston
On August 10, 2006 the Company announced the signing of a term sheet for a license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anaesthesia based on the patented technology of the Children’s Hospital. Preliminary data suggests that the new product could have much longer anaesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.
Relationship with Esteve
WEX announced on May 14, 2007 that the Company and its partner Laboratorios del Dr. Esteve, S.A. (“Esteve”) have entered into a termination agreement (the “Termination Agreement”) to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic. The Company had announced last year the intention to terminate the collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Under the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
Intellectual Property
On August 28, 2006, the Company announced the official grant to the Company of patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” which provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia” which covers the use of TTX and other similar compounds for pain management in both mammals and human beings.

On December 8, 2006 the Company announced the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of tetrodotoxin, saxitoxin, or an analog thereof.
The Company is continually evaluating its intellectual property assets to identify further opportunities for commercialization.
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 01, 2006 to March 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
F. Tabular disclosure of contractual obligations.
The following table summarizes contractual obligations at March 31, 2007 and payments due for each of the next five years and thereafter:

	Payments due by period
	(in thousands of dollars)
					more
		less than	1-3	3-5	than 5
Contractual Obligations	Total	1 year	years	years	years

Long-Term Debt Obligations	3,894	3,894	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	555	249	300	6	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	0	0	0	0	0

Total	4,449	4,143	300	6	0

Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
As at March 31, 2007, the names of each of our directors, senior managers and any employees upon whose work the Company is dependent, their position and offices held with the Company and principal occupations (the information concerning these respective individuals has been furnished by each of them) are set out below:

Name and Province or State
and Country of Residence	Principal Occupation(4)	Position with the Company(5)
Simon Anderson, CA(1) British Columbia, Canada	Vice-President, MCSI Consulting Services Inc.	Director (since December 16, 2005)

Vaughn Balberan British Columbia, Canada	Controller of the Company	Controller of the Company, Acting CFO (Controller since November 16, 2006, Acting CFO since December 31, 2006)

Dr. Benjamin Chen(1)(3) Calfornia, USA	Director, Burrill & Company Merchant Bank Group	Director (since January 26, 2006)

Dr. Tom Du(3) Maryland, USA	Chief Consultant, Humphries Industries Ltd.	Director (since September 29, 2006)

Dr. Anh Ho Ngoc, PhD Quebec, Canada	Consultant	Chief Scientific Officer/ V.P. Regulatory Affairs (Chief Scientific Officer since September 27, 2001; V.P Regulatory affairs since December 20, 2005)

Michael (Guang) Luan(2)(3) Beijing, China	Businessman	Director and Chairman of the Board (Director and Chairman of the Board since April 13, 2005)

John Winton Sibert, III(2) California, USA	Managing Partner at GFG China Holdings, LLC and Global Financial Group, LLC	Director (since September 29, 2006)

Peter Stafford British Columbia, Canada	Associate Counsel, Fasken Martineau DuMoulin LLP Barristers and Solicitors	Corporate Secretary (Since September 29, 2006)

Kenneth M. Strong (1) (2) Ontario, Canada	President of Technology Development Corporation	Director (since September 29, 2006)

Dr. Edge Wang, PhD, MBA California, USA	President and Chief Executive Officer of the Company	Director, President and Chief Executive Officer
(Director since August 12, 2005.
Interim Chief Executive Officer from
August 16, 2005 until December 5, 2005 and
President and Chief Executive Officer since
December 5, 2005)

(1)	Member of the Audit Committee

(2)	Member of the Corporate Governance Committee

(3)	Member of the Compensation and Nominating Committee

(4)	See biographies below

(5)	The term of office for each of the directors will expire at WEX’s next annual general meeting.

Set out below are profiles of our directors and officers, including information on their business experience, functions, and areas of expertise in the Company.

Name	Principal Occupation and Related Experience
Simon Anderson	As a chartered accountant with over 19 years experience in the financial markets, Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last ten years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Vaughn Balberan	Mr. Balberan has been involved with publicly listed, privately held and not-for-profit companies in the finance and accounting capacity for over nine years. Until November 2006, Mr. Balberan held the position of Controller with Genome British Columbia, a research organization that invests in and manages large-scale genomics and proteomics research projects with a portfolio of over $250 million. Prior to Genome BC, Mr. Balberan was a co-founder of Kronofusion Technologies Inc., a software technology company with operations based in Burnaby, British Columbia. As co-founder and Vice President of Finance and Control, Mr. Balberan was heavily involved with the start-up process, raising capital in excess of $2.5 million and facilitated the company in listing on the TSX. Mr. Balberan’s educational background includes finance and accounting training through the Society of CPAs, CGA-BC and the University of Calgary.

Dr. Benjamin Chen	Dr. Chen is currently the Managing Director of Burrill and Company. He received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, Dr. Chen joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Dr. Chen has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. He played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Dr. Chen has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. Dr. Chen’s current merchant bank activities expand beyond North America and reach Europe, the Asia-Pacific, and the Middle East.

Dr. Tom Du	Dr. Du is Chief Consultant of Humphries Industries Ltd. (“Humphries”), a global pharmaceutical consulting company. Dr. Du commenced working for Humphries in 2004 as Vice President, Global Regulatory Affairs and in 2006 became the Chief Consultant. Prior to working for Humphries, Dr. Due was the Senior Director Clinical, and Regulatory Affairs for Hutchison Medipharma Inc., which position he assumed in 2002. He has extensive experience in drug development and has held senior positions with a number of pharmaceutical companies in the United States and Asia. He was a reviewer at the FDA between 1994 and 2000, and has consulted extensively with pharmaceutical companies since 2000. Dr. Du graduated from Tianjin Medical University and received further training in Pathology at McGill University and Harvard University. Tom has been a board member in several pharmaceutical companies during the past 5 years.

Michael (Guang) Luan	Mr. Luan is a business man and an investor. He has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and Chief Executive Officer of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years.

Dr. Anh Ho Ngoc	Dr. Ho joined the Company in 2000. Since September 27, 2001, Dr. Ho has served as the Chief Scientific Officer of WEX. Prior to joining WEX, Dr. Ho was a regulatory affairs professional with multinational pharmaceutical companies for 20 years, with increasing responsibilities. Earlier in her career, Dr. Ho worked for several years as a Research Scientist at the Bureau of Drug Research, Health Canada. Dr. Ho holds a PhD degree in Pharmaceutical Sciences from the University of Montreal and is a member of the Ordre des Pharmaciens du Quebec.

Name	Principal Occupation and Related Experience
Dr. John Winton Sibert, III	Dr. Sibert is the Managing Partner at GFG China Holdings, LLC and Global Financial Group, LLC, entities engaged in evaluating opportunities and investing in later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. He is the immediate past Chief Operating Officer of the California State University Institute overseeing commercialization of technology activities from the 23 CSU campuses. He was the founding Executive Director of the Alaska Science & Technology Foundation. Prior to that, he directed exploratory research and managed the Corporate Research Laboratory for Atlantic Richfield Company (ARCO) developing alternative energy technology. Dr. Sibert has been a chemistry professor and administrator at Yale University, California Institute of Technology and California State Universities. He is the Founding Chairman of the National Association of Seed & Venture Funds and formerly a member of the State of California Capital Formation and Business Investment Committee. He is past chairman of the Best Practices Committee National Governors Association and on the advisory and review committees on technology commercialization for NASA. He has been a consultant for a number of government, non-profit, and private sector organizations. He is a former Trustee of the Claremont Graduate University and on the advisory board of the Venture Finance Institute of the Peter F. Drucker School of Management. Dr. Sibert received his B.S. and M.S. in Chemistry from the South Dakota School of Mines & Technology and his Ph.D. from the University of California San Diego.

Peter H. Stafford	Mr. Stafford is Associate Counsel and consultant to Fasken Martineau DuMoulin LLP, Barristers and Solicitors. From the period from September 27, 2001 through September 29, 2006 Mr. Stafford served on the board of directors of WEX. Mr. Stafford joined one of the predecessor firms of Fasken in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr. Stafford was Vice President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken as a partner in 1989. From November 2003 until his retirement in February 2006 Mr. Stafford was based in the Johannesburg office of Fasken.

Kenneth M. Strong	Mr. Strong serves as President of Technology Development Corporation (since 1996) and Chairman of Environmental Capital Corporation (since 1994), both of Ottawa, Canada, which are engaged in investment in and development of technology based businesses, and Vice President of Strovest Holdings, Inc., a family holding company, since 1987. Since 2005, Mr. Strong has been the President and Chief Executive Officer, S3Holdings, Inc. (“S3”) of Ottawa, Canada. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations.

Dr. Edge Wang	Dr. Wang is the President and Chief Executive Officer of the Company. He was elected as a member of the Board of Directors in August, 2005 and became the Interim Chief Executive Officer shortly afterwards. Dr. Wang has served as Co-Chief Executive Officer of Oligos Etc., Inc. and was a Partner at Global Financial Group focusing on private equity fund raising and investment consulting. Dr. Wang has extensive experience both in Silicon Valley and China. As the founder and president/Chief Executive Officer of Yangling SWAN Biosciences Company, Ltd, he concentrated on technology transfer and development successfully. He has more than 10 years of experience in biotech R&D and management in Silicon Valley working with such firms as Affymax, Perkin-Elmer, and BioCircuits. In 2002, in addition to his entrepreneurial activities in China, he served as the Resident Country Director in China for Mercy Corps to raise and to manage fund for microfinance projects, working closely with people from government, corporations, investment, and individual entrepreneurs. He serves as the current president of the Society of Chinese Bioscientists in America-Northern California, Board Director of China Center for Small & Medium-Sized Business Development at Beijing University, and Board Director of China Foundation for Poverty Alleviation. He holds a B.S. and M.S. from Jilin University, a Ph.D. from the University of Missouri-Columbia, post-doctoral training at University of Wisconsin, and an M.B.A. from Northwestern Polytechnic University.

Directorships
The following table provides information about directors of the Company who are also directors of other publicly-traded companies.

Name	Names, trading symbols and headquarters of other publicly-traded companies	Position
Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director
Dr. Tom Du	Global Pharmatech Inc., China, NASDAQ — GBLP	Director
B. Compensation.
Cash Compensation
The following table is a summary of compensation paid to members of our senior management, and administrative, supervisory and management bodies:

	Annual Compensation —	Other Cash Compensation
	for the fiscal year ended	for the fiscal year ended
Name and Principal Position	March 31, 2007	March 31, 2007
Edge Wang	$300,000	Nil
President & Chief Executive Officer
Vaughn Balberan(1)	$25,612	Nil
Acting Chief Financial Officer
Bill Chen(2)	$23,334	Nil
Former Chief Financial Officer
Dr. Anh Ho Ngoc(3)	$210,000	Nil
Chief Scientific Officer

(1)	Mr. Vaughn Balberan began serving as Acting Chief Financial Officer on January 2, 2007. Figure represents amounts billed under a service contract excluding GST and PST.

(2)	Bill Chen was Chief Financial Officer from May 1, 2006 to December 31, 2006.

(3)	Dr. Anh Ho Ngoc was a consultant to the Company for the above periods. Figures represent amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.
In addition, during the fiscal year ended March 31, 2007, the Company agreed to pay each member of the Board an annual fee of $10,000 plus an attendance fee of $1,000 per Board meeting if present in person or $750 if present by phone. The Company also agreed to pay each member of the Board an attendance fee of $500 per committee meeting if present in person or $250 if present by phone.
Except as stated above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange.

The directors were paid the following amounts as director’s fees for the year ended March 31, 2007:

Simon Anderson	$24,750
Benjamin Chen	$22,000
Tom Du	$11,608
Guang (Michael) Luan	$24,000
John Winton Sibert, III	11,108
Kenneth M. Strong	12,608
Options Granted
The Company has an incentive stock option plan, which was amended and restated as of June 27, 2005 (the “Option Plan”) for officers, directors, employees and other service providers to the Company or its subsidiaries. A copy of the Option Plan is attached as Exhibit 4.7 to this annual report on Form 20-F. The Option Plan provides that the Board of Directors may from time to time grant options (the “Options”) to employees, officers, directors or other service providers to the Company or its subsidiaries. The Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to one Common Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common shares on The Toronto Stock Exchange (the “TSX”) on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the Options granted is determined by the Board of Directors.
Pursuant to the Option Plan, additional terms and conditions may be imposed by the Directors on options granted under the Option Plan. The Option Plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of Options.
The total number of Common shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Common shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common shares that may be issued to our insiders (as defined in the Option Plan) pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Common shares issued to such insiders under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis at the end of such period and in the case of any one insider and his associates, shall not exceed 5% of the issued and outstanding Common shares. The maximum number of Common shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Common shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis at the grant date of the Options.
Unless otherwise determined by the Board in accordance with the terms of the Option Plan, if the holder of the Option ceases to be an eligible participant under the Option Plan due to:
(a)	retirement or disability, the holder has up to 365 days to exercise any vested Options;

(b)	termination of employment within the six months following a change of control (as defined in the Option Plan), the holder has 180 days from the date of such termination to exercise vested Options;

(c)	death, the holder’s estate has 365 days to exercise vested Options;

(d)	any reason other than death, disability, retirement, change of control or cause, the holder has 30 days to exercise vested Options;

provided that no Option may be exercised following the expiration of the applicable exercise period. If the employment, engagement or directorship of the holder of the Option is terminated for cause, all outstanding unvested Options held by the holder will terminate. The Board may in its discretion increase the periods permitted to exercise all or any of the Options covered by the grant provided it does not exceed the applicable exercise period.
In the event that:
(a)
the Company subdivides, consolidates, or reclassifies its outstanding Common shares, or makes another capital adjustment or pays a stock dividend, the number of Common shares receivable under the Plan will be increased or reduced proportionately;

(b)
the Company amalgamates, consolidates with or merges with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, to receive, in lieu of Common shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(c)
the exchange or replacement of our shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Options shall be treated, including requiring the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise; and

(d)
an offer to purchase all of the Common shares is made by a third party, the Company may require the acceleration of the time for the exercise of the Option and the time for the fulfillment of any conditions or restrictions on such exercise.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part.
The TSX requires all amendments to be approved by Shareholders regardless of the nature of the amendment, except for those amendments which the Option Plan identifies, the TSX permits and the Shareholders approve, which may be made without Shareholder approval. Currently the Option Plan does not make provision for any amendments without shareholder approval as required by the TSX.
In addition, the Option Plan and any outstanding Options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common shares or to obtain or maintain a listing or quotation of our Common shares.
The Board may also amend or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder. The exercise price of any outstanding Option granted to an insider may not be reduced and the original Option period may not be extended for an insider unless disinterested shareholder approval is obtained in accordance with regulatory requirements.
A copy of the Option Plan may be obtained by any shareholder by request to the Secretary of the Company at 1601-700 West Pender Street, Vancouver, BC V6C 1G8.

During the fiscal year ended March 31, 2007, the Company granted the following options to its directors and members of senior management, and administrative, supervisory and management bodies pursuant to its Option Plan:

	Number of stock
Optionee	options granted	Exercise Price	Expiry Date
Simon Anderson	60,000	0.38	Sept. 29, 2011
Director

Pierre Cantin	10,000	0.38	Sept. 29, 2011
Director (ceased Sept. 29/06)

Benjamin Chen	60,000	0.38	Sept. 29, 2011
Director

Bill Chen	Nil	N/A	N/A
Chief Financial Officer (ceased Dec. 31, 2006)

Dr. Howard Cohen	20,000	0.38	Sept. 29, 2011
Director (ceased Sept. 29/06)

Tom Du	50,000	0.38	Sept. 29, 2011
Director

Pierre LaPalme	10,000	0.38	Sept. 29, 2011
Director (ceased Sept. 29/06)

Michael (Guang) Luan	150,000	0.38	Sept. 29, 2011
Director

Arlyn (A.J.) Miller	20,000	0.38	Sept. 29, 2011
Director (ceased Sept. 29, 2006)

Dr. Anh Ngoc	35,000	0.38	Sept. 29, 2011
Chief Scientific Officer and VP, Regulatory Affairs

John Winton Sibert, III	60,000	0.38	Sept. 29, 2011
Director

Peter Stafford	30,000	0.38	Sept. 29, 2011
Director and Corporate Secretary (ceased as a director Sept. 29, 2006)

Kenneth Strong	50,000	0.38	Sept. 29, 2011
Director

Edge Wang	300,000	0.38	Sept. 29, 2011
Director, President and Chief Executive Officer

C.	Board practices.
Each director elected by shareholders will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles and bylaws of the Company or with the provisions of the CBCA.
The officers are appointed by the directors.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into an employment contract with Dr. Edge Wang and consulting agreements with Vaughn Balberan and Dr. Ho.
Upon termination of Edge Wang without cause by the Company, he is entitled to his base salary and bonus for an eighteen month period. His current base salary is $300,000 annually with a bonus of up to 50% of his base salary.
Board Committees
Compensation and Nominating Committee
The Compensation and Nominating Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior Management. The Committee is responsible to oversee the development and implementation of compensation programs in order to support the Company’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Company’s board of directors regarding the Company’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer’s succession plan is in place. The current members of the Compensation and Nominating Committee are Michael (Guang) Luan (Chair), Tom Du and Benjamin Chen, all of whom are independent directors.
Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior Management. The Committee oversees the Company’s investor relations and public relations activities. The members of the Corporate Governance Committee are John Winton Sibert, III (Chair), Michael (Guang) Luan and Kenneth Strong, all of whom are independent.
Audit Committee
The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Company’s annual and interim financial statements and releases containing information taken from the Company’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are Simon Anderson (Chair), Kenneth Strong and Benjamin Chen, all of whom are independent.
D. Employees.
As at March 31, 2007, the Company employed 85 people in total: eight people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs one person in its Hong Kong office; and NMLP employs 73 people at its facilities in Nanning, China and 1 at NMLP’s branch office in Beijing, China. Thirty-eight of the NMLP employees have technical or scientific backgrounds and qualifications.

In August 2005, Frank Shum stepped down from his position as Chief Executive Officer of the Company. Dr. Edge Wang replaced Mr. Shum on an interim basis until December 2005, at which time was named the President and Chief Executive Officer of the Company. In September 2005, the Company undertook a restructuring to reduce its costs. The Company reduced its workforce by approximately 35% in both its headquarters in Vancouver and its Hong Kong office. In March 2006 the Company reduced its workforce in North America by an additional 50%. Dan Carey, an independent consultant, has joined us as Director of Business Development, Dr. Bill Tian, an independent consultant, has become the Director of our Intellectual Property department, and Helen Chai has become our Associate Manager of Corporate Communications. Bill Chen resigned his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons. Vaughn Balberan, the Controller of the Company is currently acting as CFO. The search for a replacement is underway.
None of the Company’s employees are governed by a collective agreement. The Company believes its relationship with its employees is in good standing.
E. Share ownership.
As at March 31, 2007, the directors and members of senior management, and administrative, supervisory and management bodies of WEX, as a group, own directly or indirectly, or exercise control or direction over 2,771,358 of our Shares or 6.33% of the issued and outstanding Shares. As a group, they also hold 1,320,000 options that may be exercised for a total of Shares or 3.01% of the issued and outstanding Shares on a fully diluted basis.

	Number of
	Shares Held and
	Percentage of
	Issued and		Exercise
	Outstanding	Number of	Price of	Expiry Date of
Name	Shares	Options granted	Options	Options
Simon Anderson	Nil	60,000	$0.38	Sept. 29, 2011
Benjamin Chen	Nil	60,000	$0.38	Sept. 29, 2011
Dr. Tom Du	Nil	50,000	$0.38	Sept. 29, 2011
Michael (Guang) Luan	2,644,800	100,000	$5.02	Jan. 9, 2009
	6.04%	80,000	$1.55	Jan. 26, 2011
		150,000	$0.38	Sept. 29, 2011
Dr. Anh Ho Ngoc	105,558	35,000	$1.55	Jan. 26, 2011
	0.2%	35,000	$0.38	Sept. 29, 2011
John Winton Sibert, III	Nil	60,000	$0.38	Sept. 29, 2011
Peter Stafford	Nil	60,000	$1.55	Jan. 26, 2011
		30,000	$0.38	Sept. 29, 2011
Kenneth M. Strong	Nil	50,000	$0.38	Sept. 29, 2011
Edge Wang	21,000	50,000	$1.50	Oct. 17, 2009
	0.05%	200,000	$1.55	Oct. 17, 2009
		300,000	$0.38	Oct. 17, 2011
The terms of the Company’s Option Plan are discussed above.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or control or direct, directly or indirectly, common shares carrying more than 5% of the voting rights attached to all issued common shares as at March 31, 2007:

Michael (Guang) Luan	2,644,800
6.04%
Arlyn (A.J.) Miller	3,235,400
7.39%
The above shareholders have the same voting rights as all other shareholders. To the knowledge of the Company there has been no significant change in ownership for any of the persons listed above over the past three years.
According to information furnished to the Company by the transfer agent for the common shares, as of March 31, 2007, total shares outstanding were 43,809,451. There were 364 holders of record of the common shares and 2,550 beneficial shareholders in total. Of the total holders of record, 200 were holders of record of the common shares with addresses in the United States and such holders owned an aggregate of 9,157,261 shares, representing approximately 20.9% of the outstanding shares of common stock.
B. Related party transactions.
The Company incurred $210,000 in consulting fees to an officer of the Company during the year ended March 31, 2007 (2006 — $287,525) which are included in the research and development expenses. As at March 31, 2007, $nil is included in accounts payable and accrued liabilities (2006 — $20,129).
The Company paid $34,878 in consulting fees to an officer and director of the Company during the year ended March 31, 2006 which is included in general and administrative expenses. No such expenses were incurred during the year ended March 31, 2007.
Since February 1, 2007 the Company has paid its corporate secretary, Mr. Stafford $2,500.00 per month in consulting fees.
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the year ended March 31, 2007 legal fees incurred to this law firm of $366,234 (2006 - $394,318) are included in general and administrative expenses. As at March 31, 2007, $97,485 is included in accounts payable and accrued liabilities (2006 — $96,211).
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the year ended March 31, 2007, the Company paid $44,200 to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution. The company engaged a Chinese law firm to investigate the contract and concluded that there was no wrong doing of the individual. The WEX board has accepted the conclusion. NMLP’s board of directors has ratified the contract.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
The Company’s annual audited consolidated financial statements for fiscal year ended March 31, 2007 can be found under Item 17 of this annual report on Form 20-F. Other financial information, including information on any legal or arbitration proceedings and the Company’s policy on dividend distributions, can be found in the Notes to the Company’s annual audited consolidated financial statements under Item 17 of this annual report on Form 20-F.
B. Significant Changes.
As more fully described in the “Introductory Note” at the beginning of this annual report on Form 20-F, this annual report has not been filed in a timely manner. Please see the Company’s subsequent reports under cover of Form 6-K and Form 20-F with respect to any significant changes occurring since the date of the annual financial statements included in this annual report.
Item 9. The Offer and Listing.
A. Offer and listing details.
The following table sets forth the annual, quarterly and monthly high and low sales prices of the Common shares on the TSX for the periods indicated:

	Common shares
	High	Low

Annual Highs and Lows
Year ending March 31, 2003	2.50	1.84
Year ending March 31, 2004	8.00	1.60
Year ending March 31, 2005	5.44	2.36
Year ending March 31, 2006	2.95	0.35
Year ending March 31, 2007	0.47	0.18
Quarterly Highs and Lows
2006
First Quarter	2.95	1.40
Second Quarter	2.15	1.00
Third Quarter	1.85	1.03
Fourth Quarter	1.90	0.35
2007
First Quarter	0.47	0.20
Second Quarter	0.45	0.18
Third Quarter	0.36	0.18
Fourth Quarter	0.41	0.20
Monthly Highs and Lows
Oct 2006	0.36	0.24
Nov 2006	0.34	0.18
Dec 2006	0.24	0.18
Jan 2007	0.41	0.20
Feb 2007	0.37	0.30
Mar 2007	0.32	0.24

B. Plan of distribution.
This information is not required because it is an annual report.
C. Markets.
The Common shares of the Company are listed for trading on the TSX under the stock symbol “WXI”.
D. Selling shareholders.
This information is not required because it is an annual report.
E. Dilution.
This information is not required because it is an annual report.
F. Expenses of the issue.
This information is not required because it is an annual report.
Item 10. Additional Information.
A. Share capital.
This information is not required because it is an annual report.
B. Memorandum and articles of association.
Bylaws and Articles of Incorporation
The Company’s articles of incorporation as amended, which we refer to as our articles of incorporation, are on file with Industry Canada under Corporation Number 220185-2 and attached herein as Exhibit 1.1 to this annual report on Form 20-F. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on. The Company’s bylaws are attached herein as Exhibit 1.2 to this annual report on Form 20-F.
Directors
A director of our Company need not be a shareholder. In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, the person must be an individual, at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or bylaws, nor the CBCA, impose any mandatory retirement requirements for directors.
The CBCA authorizes the directors from time to time to determine the remuneration for their services and the services of the officers and employees of the Company. There is no requirement for an independent quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the CBCA. The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:
(a)	relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

(b)	is for indemnity or insurance for director’s liability as permitted by the CBCA; or

(c)	is with an affiliate.
Under Bylaw No. 2 of the Company, made by the board of directors on August 20, 2004 and confirmed by shareholders on the 29th day of September, 2004, the Directors of the Company may without authorization of the shareholders:
(a) borrow money upon the credit of the Company;
(b) issue, reissue, sell, pledge or hypothecate debt obligations of the Company;
(c) give a guarantee or indemnity on behalf of the Company to secure performance of an obligation of any person; and
(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.
The words “debt obligation” as used in Bylaw No. 2 mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Company, whether secured or unsecured. The Directors may from time to time by resolution delegate the powers conferred on them by Bylaw No. 2 to a Director, a committee of Directors or an officer of the Company. The powers conferred in Bylaw No. 2 are in supplement of and not in substitution for any powers to borrow money for the purposes of the Company possessed by its Directors or officers independently of a borrowing Bylaw.
Common shares
Our articles of incorporation authorize the issuance of an unlimited number of common shares without par value.
The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals.
The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine.
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall be entitled to participate equally, share for share, at the same time, in the distribution of the remaining property and assets of the Company.
There are no redemption provisions and no liability for further capital calls associated with the Company’s common shares.

Action Necessary To Change Rights Of Shareholders
In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.
Meetings of Shareholders
An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.
Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.
The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.
Limitations On Right To Own Securities
Neither Canadian law nor our articles or bylaws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Company, and the value of the assets of our Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equalled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2007 was CDN$281 million. Indirect acquisitions by a WTO Investor are not reviewable but are subject to notification. The higher threshold is not available in the following four policy sectors, in respect of which the review thresholds of $5 million (direct) and $50 million (indirect) apply, as well as different processes and considerations:
(a) uranium production;
(b) financing services;
(c) transportation services; or
(d) cultural business.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:
(a) an acquisition of our shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
(b) an acquisition of control of the Company in connection with the foreclosure of a security interest granted for a loan or other assistance and not for any purpose related to the provisions of the Investment Act; and
(c) an acquisition of control of the Company by reason of an amalgamation, consolidation or corporate reorganization, following which the direct or indirect control in fact of the Company, through ownership of voting interests, remains unchanged.
The acquisition of the shares of the company in a change of control or merger may be restricted by the provisions of the Competition Act (Canada) regarding reviewability of mergers and pre-notifications of mergers above certain size thresholds.
Change of Control
There are no provisions of our bylaws or articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.
C. Material contracts.
Except for contracts entered into in the ordinary course of business, the material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and are still in effect, are as follows:
1. Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc. (“Sandoz Canada”)), dated March, 2004 (The term of this agreement has expired, however the parties are continuing to operate under the terms of this agreement.) A copy of this agreement is attached herein as Exhibit 4.1 to this annual report on Form 20-F.
2. Collaboration Termination Agreement between WEX and Laboratorios del Dr. Esteve S.A. (“Esteve”) dated May 10, 2007. A copy of this agreement is attached herein Exhibit 4.2 to this annual report on Form 20-F.
3. Subscription Agreements among the WEX, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”) dated May 18, 2004. Copies of these agreements are attached herein as Exhibit 4.3 to this annual report on Form 20-F.
4. Debentures among the WEX, WexHK and each of the UOB Investors dated June 14, 2004. Copies of these debentures are attached herein as Exhibit 4.4 to this annual report on Form 20-F.

5. Amended Subscription Agreements among the Company, WexHK and each of the UOB Investors dated December 22, 2005. Copies of these agreements are attached herein as Exhibit 4.5 to this annual report on Form 20-F.
6. Amended Debentures among the WEX, WexHK and each of the UOB Investors dated December 22, 2005. Copies of these debenture are attached herein as Exhibit 4.6 to this annual report on Form 20-F.
Pursuant to the Manufacturing and Option Agreement between WEX and Sandoz Canada dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however the parties are continuing to operate under its terms. The agreement provides Sandoz Canada with a first right of refusal to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favourable price during an initial three year term. The three year term of the agreement expired in early 2007 and WEX is presently negotiating with Sandoz Canada to extend the term. If successful, WEX will have in place a North American cGMP facility for clinical manufacturing of its product candidates. This arrangement reduces regulatory risk for North American and European jurisdictions as this GMP plant is approved by regulatory agencies such as, the FDA, HC and EMEA. In addition, management believes this contract manufacturing arrangement will satisfy requirements of potential licensing partners for an uninterrupted supply of current GMP quality clinical goods. The agreement does not cover commercial manufacturing.
The collaboration with our European partner, Barcelona-based Esteve, which had been formed to continue the development of TTX and to obtain approval for its commercialization from the applicable health authorities in Europe, was formally terminated pursuant to a Collaboration Termination Agreement between WEX and Esteve dated May 10, 2007. On May 10, 2007, the Company concluded a termination agreement (the “Termination Agreement”) with Esteve which terminated the collaboration on the development of all our product candidates derived from Tetrodotoxin. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. The agreements terminated by the Termination Agreement are: License and Collaboration Agreement dated November 27, 2002; Supply Agreement dated November 27, 2002; Letter dated July 28, 2003; and Revised Collaboration Letter dated March 9, 2005. As a result of the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
WEX-HK has an outstanding convertible debenture (the “Debenture”) held by three institutional investors represented by United Overseas Bank of Singapore (“UOB”). The principal balance owing under the Debenture as of March 31, 2007 is US$3,241,875 ($3,737,558 converted at the exchange rate of US$1:Cdn$1.1529 (Bank of Canada noon rate). This amount is guaranteed by WEX. In November 2006, WEX-HK concluded an agreement with the holders of the Debenture which provided a more flexible repayment terms. In place of the fixed instalments, WEX agreed to pay an amount equal to 20% of the net proceeds received from all future funding events. This arrangement will continue until such time as UOB, acting in good faith, determines that our financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the instalments schedule under the Debenture will be reinstated. In November 2006, we announced that we concluded negotiations with the holders of the convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments required, we agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless we fail to make the payments as required, or until such time as UOB, acting in good faith, determines that our financial position has strengthened sufficiently to enable us to resume fixed instalment payments, at which time the instalments schedule under the Debenture will be reinstated. We approached UOB at the time the September 30, 2006 instalment became due to enter into negotiations to restructure the debenture terms. As a consequence of that we only made a partial payment of the instalment due on September 30, 2006, and, following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.

D. Exchange controls.
Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.
There is no limitation on the right of non-resident or foreign owners to hold such securities or vote, imposed by Canadian law or by the articles of incorporation, bylaws or other constituent documents of the Company, as to the common shares of the Company to be registered hereunder.

E. Taxation.
U.S. Federal Income Tax Considerations for U.S. Persons
This section contains a summary of certain U.S. federal income tax considerations for U.S. Persons (as defined below) who hold restricted voting shares of WEX. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings of the Internal Revenue Service (the “IRS”), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to WEX and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor’s acquisition of an interest in WEX. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.
For purposes of this discussion, the term “U.S. Person” means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term “U.S. Holder” means a shareholder of WEX who is a U.S. Person. The term “foreign corporation” means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.
This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders who acquired shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not address any aspects of state or local taxation.
The tax consequences of an investment in WEX are complex and based on tax provisions that are subject to change. Prospective investors are urged to consult with, and must depend upon, their own tax advisors with specific reference to their own tax situations as to the income and other tax consequences of an investment in WEX.
Dividends and gains on sale.
Except as described below with respect to the “passive foreign investment company” rules, dividends paid by WEX to a U.S. Holder, without reduction for Canadian withholding taxes, will be taxed for U.S. federal income tax purposes at recently enacted lower rates applicable to certain qualified dividends. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of WEX’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its WEX restricted voting shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the restricted voting shares. For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by WEX generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is 15%) if (a) WEX is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on restricted voting shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such restricted voting shares will not be entitled to receive such dividend). WEX currently meets the definition of a QFC because it is eligible for benefits of the U.S.-Canada Treaty, a comprehensive income tax treaty that includes an exchange of information program, provided that WEX is not a “passive foreign investment company” (as described below) for the taxable year during which WEX pays a dividend or for the preceding taxable year. If WEX is not a QFC, a dividend paid by WEX to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Except as described below with respect to the “passive foreign investment company” rules, any gain recognized by a U.S. Holder on a sale or exchange of WEX restricted voting shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.
A U.S. Holder generally may claim, at the option of the U.S. Holder, either a deduction or a tax credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on WEX restricted voting shares. This election is made on a year-by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. The amount of this credit is subject to several limitations under the Code. The availability of the foreign tax credit is fact specific and there are significant and complex limitations which apply to the credit. Accordingly, WEX shareholders are urged to consult their own tax advisors regarding their individual circumstances.
Controlled foreign corporation rules.
A foreign corporation generally is classified as a “controlled foreign corporation” (a “CFC”) if more than 50% of the corporation’s shares (by vote or value) are owned, directly or indirectly, by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. WEX believes that it is not a CFC at the present time. If WEX were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in WEX generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any “Subpart F” income earned by WEX, whether or not such income is distributed by WEX. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.
Passive foreign investment company rules.
In general, a foreign corporation is a “passive foreign investment company” (a “PFIC”) during a taxable year if 75% or more of its gross income for the taxable year constitutes “passive income” or if 50% or more of its assets (by average fair market value) held during the taxable year produce, or are held for the production of, passive income. In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of “excess distributions” with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person’s “holding period” (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person’s share of such gain or “excess distribution” will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.
A U.S. Person that owns, directly or indirectly, an interest in a PFIC can elect to treat such PFIC as a “qualified electing fund” (a “QEF”) with respect to the U.S. Person. In general, the effect of a QEF election with respect to a PFIC is that, beginning with the first taxable year to which the election applies and in all succeeding taxable years during which the foreign corporation is a PFIC, the U.S. Person is required to include in its income its share of the ordinary earnings and net capital gains of the PFIC. The U.S. Person is not taxable with respect to any distribution by the PFIC from earnings that have been included previously in the U.S. Person’s income under the QEF provisions. If the QEF election is made with respect to the first taxable year in which a U.S. Person owns, directly or indirectly, an interest in the particular PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to the U.S. Person’s interest in that PFIC. In order to make a QEF election, a U.S. Person is required to provide to the IRS certain information furnished by the PFIC.

WEX believes that it has not been a PFIC during any taxable year ending on or before March 31, 2007. It is not possible to express an opinion as to whether or not WEX will be a PFIC during future taxable years.
Due to the complexity of the PFIC rules, each U.S. Person who owns, directly or indirectly, restricted voting shares of WEX is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election and the impact of the PFIC rules with respect to WEX.
Backup withholding.
Information reporting to the IRS may be required with respect to payments of dividends on the WEX restricted voting shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of WEX restricted voting shares. A U.S. Holder may be subject to backup withholding at a 28% rate with respect to dividends received with respect to WEX restricted voting shares, or proceeds received on the sale of WEX restricted voting shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
Certain Canadian Federal Income Tax Considerations
This section contains a summary of the principal Canadian federal income tax considerations generally applicable to a shareholder who holds common shares of Wex and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times holds the common shares as capital property and deals at arm’s length and is not affiliated with Wex. Generally, common shares will be capital property to a shareholder unless the common shares were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain shareholders who are Canadian resident shareholders and whose common shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such common shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.
This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.
This summary assumes that the common shares will be listed on the TSX at the effective time. This summary is not applicable to a shareholder that is a “financial institution”, a “specified financial institution”, or an interest in which is a “tax shelter investment”, all as defined in the Tax Act, or that makes a functional currency election pursuant to the detailed rules in the Tax Act. All such affected shareholders should consult with their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. All shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences and other relevant tax consequences of holding the common shares having regard to their own particular circumstances.
Residents of Canada
The following portion of this summary is generally applicable to a holder of common shares who, for purposes of the Tax Act and any applicable tax treaty, is resident in Canada (a “Resident Shareholder”).
Disposition of Shares
On a disposition or deemed disposition of common shares, a Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received by the Resident Shareholder exceed (or is less than) the aggregate of the Resident Shareholder’s adjusted cost base of the common shares immediately before the disposition and any reasonable costs of disposition.
A Resident Shareholder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year and to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in such taxation year from taxable capital gains realized in the year. Any allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, subject to and in accordance with the provisions of the Tax Act.
The amount of any capital loss realized on a disposition of common shares by a Resident Shareholder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it at or before such time on the common shares, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where common shares are owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.
A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) is liable for a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.
Capital gains realized by a Resident Shareholder that is an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.
Dividends on Shares
In the case of a Resident Shareholder who is an individual, dividends received on common shares will be included in computing taxable income and will be subject to the gross-up and dividend tax credit rules under the Tax Act applicable to taxable dividends paid by taxable Canadian corporations. A Resident Shareholder that is a corporation may instead be liable to pay a refundable tax under Part IV of the Tax Act on such dividends.
Non-Residents of Canada
The following portion of this summary is generally applicable to a shareholder who is not a resident of Canada for purposes of the Tax Act (a “Non-Resident Shareholder”). The summary does not apply to a Non-Resident Shareholder who uses or holds, or is deemed to use or hold, common shares in connection with carrying on a business in Canada, or to a Non-Resident Shareholder that is either an insurer carrying on business in Canada or an “authorized foreign bank” as defined in the Tax Act. Such shareholders should consult their own tax advisors.

Disposition of Shares
A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares unless the common shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the effective time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty.
Generally, common shares will not be taxable Canadian property to a Non-Resident Shareholder at the effective time provided that the common shares are then listed on a designated stock exchange (which includes the TSX) and provided that neither the Non-Resident Shareholder nor persons with whom the Non-Resident Shareholder does not deal at arm’s length for purposes of the Tax Act have (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of Wex at any time during the 60 month period that ends at the effective time.
Even if common shares are considered to be taxable Canadian property to a Non-Resident Shareholder, the Non-Resident Shareholder may be exempt from tax under the Tax Act pursuant to the terms of an applicable tax treaty. This should generally be the case, for example, for U.S. resident shareholders entitled to the benefits of the Canada-U.S. Tax Treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable tax treaty in their particular circumstances.
In the event that the common shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on a disposition of common shares is not exempt from tax under the Tax Act by virtue of an applicable tax treaty, then the tax consequences described above under the heading “Residents of Canada — Disposition of Shares” will generally apply.
Provided that the common shares remain listed on a designated stock exchange, which includes the TSX, a Non-Resident Shareholder who disposes of common shares will not be required to comply with the Canadian notification procedures generally applicable to dispositions of taxable Canadian property.
Dividends on Shares
Dividends paid or credited to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends. However, this withholding may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Shareholder. For example, for U.S. resident shareholders entitled to the benefits of the Canada-U.S. Tax Treaty, the withholding tax rate will be reduced to 15% generally, and to 5% when the U.S. resident shareholder is a company that beneficially owns at least 10% of the common shares.
F. Dividends and paying agents.
This information is not required because it is an annual report.
G. Statement by experts.
This information is not required because it is an annual report.
H. Documents on display.
The Company is required to file reports and other information with the securities commissions in all provinces of Canada. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. This material includes our management information circular for the most recent annual meeting, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans. Additional financial information is provided in our annual financial statements and our management’s discussion and analysis relating to these statements. These documents are also accessible on SEDAR (www.sedar.com).

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: WEX Pharmaceutical Inc., 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada, Attention: Michelle Lo, Telephone (604) 683-8880. Facsimile (604) 683-8868 EMAIL: wex@wexpharma.com. All such documents are printed in English.
I. Subsidiary Information.
This information is not required because this annual report is being filed in the United States.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations. At present, our functional currency is the Canadian dollar. We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure. We do not intend to purchase or sell derivative instruments for speculative purposes. At present the Company does not believe that its exchange rate risk could materially effect its earnings or cash flows.
Item 12. Description of Securities Other than Equity Securities.
This information is not required because it is an annual report.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly-owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.

On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. As at March 31, 2007, the Company has failed to make scheduled instalment payments of US$1,329,375.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A. Modification of Instruments Defining Rights of Security Holders.
Laws and provisions in our Articles and Shareholder Rights Plan (“SRP”) which was approved by shareholders at the 2005 Annual General Meeting, could delay or deter a change in control. In addition, the SRP would result in a substantial dilution to an acquirer unless either the acquirer makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding Common shares, or the bid is otherwise approved by our board of directors.
B. Modification or Issuance of Other Class of Securities.
Not applicable.
C. Withdrawal or Substitution of Security.
Not applicable.
D. Change of Trustee or Paying Agent.
Not applicable.
E. Use of Proceeds.
Not applicable.
Item 15T. Controls and Procedures.
Disclosure Controls and Procedures
As described below, the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15(b) or Rule 15d-15(b) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined by Rule 13a-15(e) or Rule 15d-15(e) of the Exchange Act) were not effective as of the end of the period covered by this annual report on Form 20-F.
In mid 2007, current management first discovered that the common shares of the Company, when it was formerly known as “International WEX Technologies Inc.”, had become registered pursuant to Exchange Act Section 12(g) on May 27, 1998. As a result, the Company has been subject to periodic disclosure requirements pursuant to Exchange Act Section 13 since August 27, 1998, yet it did not file or furnish to the SEC any annual or periodic reports under cover of Form 20-F or 6-K since October 2002.
To the best of current management’s knowledge, the Company’s failure to maintain its periodic disclosure filings since October 2002 was the result of a series of corporate reorganizations and restructurings that occurred in the intervening years.

In late 2008, management began the process of assembling and finalizing all periodic reports under cover of Form 20-F and 6-K that should have been filed on EDGAR during the preceding two calendar years. On June 9, 2009, the Company filed or furnished on EDGAR its annual reports on Form 20-F for the periods covering its last two fiscal years ended March 31, 2008 and 2007 (including this annual report on Form 20-F), and furnished to EDGAR all material information required by Exchange Act Rule 13a-16 under cover of Form 6-K starting with the month of January, 2006 up to the present.
Since the filing of this annual report on Form 20-F, the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, has established disclosure controls and procedures that are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm regarding due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation by Rule 13a-15(d) or Rule 15d-15(d) of the Exchange Act that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Item 16. Reserved
Item 16A. Audit committee financial expert.
Our board of directors has determined that Simon Anderson, the chair of our audit committee and Kenneth Strong are each an “audit committee financial expert” as defined in Item 16A of Form 20-F and “independent directors” as defined in Sections 803A(2) and B(2) of the NYSE Alternext US Company Guide.
Item 16B. Code of Ethics.
The board has adopted a written code of conduct for the Company’s directors, officers and employees, which is available on our website at www.wexpharma.com and on SEDAR at www.sedar.com. A copy of this code of conduct has also been filed as Exhibit 14.1 to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services.
The aggregate fees billed for professional services rendered by our auditors, Manning Elliott LLP, Chartered Accountants and other accounting firms for the years ended March 31, 2007 and March 31, 2006 for audit services are as follows:

	Manning Elliot		Ernst and Young
	LLP, Chartered		LLP, Chartered		Lehman Brown —
	Accountants		Accountants		Hong Kong		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Audit Fees	139,272	—	—	134,775	30,011	—	169,283	134,775
Audit-Related Fees	—	—	—	—	—	—	—	—
Tax Fees(1)	—	—	19,148	28,860		—	19,148	28,860
Quarterly Review Fees(2)	—	—	—	202,741		—	—	202,741
All Other Fees(3)	—	—	—	17,143		—	—	17,143

Total	139,272	—	19,148	383,519	30,011	—	188,430	383,519

(1)	These fees relate to the preparation and filing of the Company’s tax and research and development tax credit services.

(2)	These fees relate to the review of the Company’s financial statements.

(3)	These fees relate to accounting advise sought in relation to certain agreements between the Company and third parties and certain regulatory filings.
Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
None.
Item 16F. Changes in Registrants Certifying Accountant.
Manning Elliot LLP was appointed as the auditors of the Company effective September 29, 2006, replacing the Company’s former auditor, Ernst and Young LLP. There were no reservations contained in the reports of Ernst and Young LLP for the two completed fiscal years ended March 31, 2006. There were no reportable events between the Company and Ernst and Young LLP and there have been no qualified opinions or denials of opinion of Ernst and Young LLP.
The replacement of Ernst and Young LLP by Manning Elliot, Chartered Accountants has been considered and approved by the Company’s Audit Committee, which has reviewed all the documents relating to the change of auditor.

PART III
Item 17. Financial Statements.
The information required by this item is set forth beginning on page F1 of this annual report on Form 20-F:
Item 18. Financial Statements.
In lieu of responding to this item, the Company has elected to respond to Item 17 of this annual report on Form 20-F.

Item 19. Exhibits.

Exhibit
Number	Description

1.1	Articles of Incorporation of WEX Pharmaceuticals Inc. effective June 3, 1987 (as amended).

1.2	Bylaws of WEX Pharmaceuticals Inc. effective September 17, 2007 and September 29, 2004.

4.1	Manufacturing and Option Agreement between the Company and Sabex 2002 Inc. (now Sandoz Canada Inc.), dated March, 2004.

4.2	Collaboration Termination Agreement between the Company and Laboratorios del Dr. Esteve S.A. dated May 10, 2007.

4.3
Subscription Agreements among the Company, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”) dated May 18, 2004.

4.4	Debentures among the Company, WexHK and each of the UOB Investors dated June 14, 2004.

4.5	Amended Subscription Agreements among the Company, WexHK and each of the UOB Investors dated December 22, 2005.

4.6	Amended Debentures among the Company, WexHK and each of the UOB Investors dated December 22, 2005.

4.7	Incentive Stock Option Plan, amended and restated as of June 27, 2005.

8.1	List of the Company’s subsidiaries, their jurisdiction of incorporation and the names under which they do business.

11.1	Director, Officer and Employee Code of Business Conduct and Ethics of WEX Pharmaceuticals Inc. as adopted on April 28, 2006.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEX PHARMACEUTICALS INC.

/s/ “Bin Huang”
Name: Bin Huang
Title: President & Chief Executive Officer

Date: June 9, 2009

WEX PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheet of WEX Pharmaceuticals Inc. (the “Company”) as at March 31, 2007 and the consolidated statements of operations and deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
/s/ “Manning Elliott LLP”
Chartered Accountants
Vancouver, Canada
April 15, 2009
COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 15, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.
/s/ “Manning Elliott LLP”
Chartered Accountants
Vancouver, Canada
April 15, 2009

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2007

2007

ASSETS

Current
Cash and cash equivalents	$1,265,542
Short-term investments (note 4)	361,885
Receivables (note 5)	1,420,247
Inventory (note 6)	107,237
Prepaid expenses and deposits	255,315

Total current assets	3,410,226

Deposits	23,231
Property and equipment (note 7)	1,899,130

TOTAL ASSETS	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities (note 13(b))	$1,606,319
Advances from customers	27,848
Deferred revenue (note 8)	187,778
Deferred lease inducement	8,056
Convertible debentures (note 9)	3,689,272

Total current liabilities	5,519,273

Deferred revenue (note 8)	312,967
Deferred lease inducement	14,098

Total liabilities	5,846,338

Shareholders’ deficiency
Share capital (note 10)	64,230,769
Equity component of convertible debentures (note 9)	725,018
Contributed surplus (note 11)	4,951,016
Deficit (note 2(e))	(70,420,554)

Total shareholders’ deficiency	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$5,332,587

Nature and continuance of operations (note 1)
Commitments, contingent liabilities and claims (note 14)
Subsequent events (note 16)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED MARCH 31, 2007

2007

Revenue
Product sales	$356,802
License fees (note 8)	187,776

Total revenue	544,578

Cost of products sold	205,096

Gross profit	339,482

Expenses
Amortization of property and equipment	240,368
General and administrative (notes 10(e) and 13(b))	2,479,315
Research and development (notes 10(e) and 13(a))	1,748,368
Sales and marketing	66,269

Total operating expenses	4,534,320

Operating loss	(4,194,838)

Other income (expenses)
Interest and sundry income	110,702
Interest expense on convertible debentures (note 9)	(766,428)
Foreign exchange loss	(81,949)
Gain on settlement of accounts payable	172,393

Total other income (expenses)	(565,282)

Loss for the year	(4,760,120)

Deficit, beginning of year	(65,660,434)

Deficit, end of year	$(70,420,554)

Basic and diluted loss per common share	$(0.13)

Weighted average number of common shares outstanding	37,025,000

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2007

2007

OPERATING ACTIVITIES
Loss for the year	$(4,760,120)
Adjustments for items not involving cash:
Amortization of deferred revenue	(187,776)
Amortization of property and equipment	277,286
Amortization of deferred financing costs	9,083
Amortization and impairment of deferred lease inducement	(8,056)
Foreign exchange loss on convertible debentures	(65,460)
Gain on settlement of accounts payable	(172,393)
Accretion of convertible debentures	757,345
Loss on disposal of property and equipment	4,271
Stock-based compensation	195,828

(3,949,992)

Changes in non-cash working capital items:
Accounts receivable	(44,286)
Inventory	(38,146)
Prepaid expenses and deposits	68,272
Accounts payable and accrued liabilities	(2,729,134)
Advances from customers	12,539

Cash used in operating activities	(6,680,747)

INVESTING ACTIVITIES
Purchase of short-term investments	(350,385)
Proceeds from short-term investments	111,500
Proceeds from disposals of property and equipment	9,293
Purchases of property and equipment	(20,671)

Cash used in investing activities	(250,263)

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	(1,065,871)
Proceeds from issuance of share capital, net of issuance costs	1,464,750

Cash provided by financing activities	398,879

Decrease in cash and cash equivalents	(6,532,131)

Cash and cash equivalents, beginning of year	7,797,673

Cash and cash equivalents, end of year	$1,265,542

Supplemental cash flow information
Interest paid	$119,739
Income taxes paid	—

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
1.	NATURE AND CONTINUANCE OF OPERATIONS
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the TSX. The Company is primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets, discharge its liabilities and continue its operations in the normal course of business for the foreseeable future.
As at March 31, 2007, the Company had a working capital deficiency of $2,109,047 and had an accumulated deficit of $70,420,554. The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. The Company is currently considering development strategies and financing alternatives. The outcome of these matters is considered uncertain and cannot be predicted at this time. If the Company is unable to achieve these objectives, it may be required to curtail its operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation. Note 17 reconciles the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles to financial statements prepared in accordance with United States generally accepted accounting principles.
(b)	Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits, the recoverability of future income tax assets, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Translation of foreign currencies and subsidiaries
Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.
The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.
(d)	Deferred financing charges
Debt issue costs associated with the liability component of the convertible debentures are deferred and amortized on a straight-line basis over the term of the debentures.
(e)	Statutory reserves
Pursuant to PRC regulations, the Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with PRC generally accepted accounting principles (“PRC GAAP”). Appropriations to the statutory surplus reserve must be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.
The transfer to this reserve must be made before the distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
(f)	Cash equivalents
The Company considers all highly liquid financial instruments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at the lower of cost and market value.
(g)	Short-term investments
The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are recorded at the lower of cost and market.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(h)	Inventory
Inventory is recorded at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for finished goods. Cost of finished goods includes direct materials and applicable direct labour and overhead costs. Cost of products sold is determined on a first-in-first-out basis.
(i)	Property and equipment
Property and equipment is recorded at cost. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	5 years
Leasehold improvements are amortized over the term of the lease.
(j)	Intangible assets
Technology licenses and rights to technology are initially recorded at their acquisition costs and increased for costs incurred to further develop or enhance the technology based on consideration paid. Amortization is provided on a straight-line basis over the estimated useful life of ten years subject to impairment. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing are expensed in the period incurred.
(k)	Impairment of long-lived assets
Long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.
(l)	Convertible debentures
The convertible debentures are considered a compound financial instrument. Accordingly, the estimated fair value of the conversion feature has been recorded as a component of shareholders’ equity. The issuance costs have been allocated on a pro-rata basis between deferred financing costs for the debenture and shareholders’ equity. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures.
(m)	Revenue recognition
(i)	Product sales
Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer as long as the Company has not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection is reasonably assured.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(m)	Revenue recognition (continued)
(ii)	License fees
License fees are comprised of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values based on vendor specific objective evidence.
(n)	Research and development expenses
Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.
(o)	Investment tax credits
The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $172,866 have been applied to reduce research and development expenditures for the year ended March 31, 2007.
(p)	Stock-based compensation
The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, the Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholes option pricing model and are expensed over the expected vesting periods of the options. Options or other equity based instruments issued to non-employees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.
(q)	Deferred lease inducements
Lease inducements are deferred and amortized to reduce rent expense on a straight-line basis over the term of the lease.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(r)	Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantially enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.
(s)	Earnings or loss per common share
Basic earnings or loss per common share is computed by dividing net income or loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is calculated using the treasury stock method, by adjusting the weighted average number of common shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised.
(t)	Recent accounting pronouncements
(i)	Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s fiscal year commencing April 1, 2007.
(ii)	Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. The revised sections are effective for the Company’s fiscal year commencing April 1, 2007.
Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments will be classified as available-for-sale and will be recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(t)	Recent accounting pronouncements (continued)
(ii)	Financial instruments (continued)
Hedges, Section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG–13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2007, the Company has no hedging relationships.
Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Financial Instruments – Disclosures, Section 3862 and Financial Instruments Presentation, Section 3863
In July 2008, the CICA issued Sections CICA 3862, “Financial Instruments – Disclosures” and CICA 3863, “Financial Instruments Presentation”. These standards relate to the disclosures and presentation of financial instruments. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2007, and must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt these standards for its interim and annual financial statements for its fiscal year commencing April 1, 2008. The adoption of these standards is not expected to have a material effect on the Company’s consolidated financial statements.
(iii)	General Standards of Financial Statement Presentation
In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company will adopt this standard for its interim and annual financial statements for its fiscal year commencing April 1, 2008. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.
(iv)	Inventories
In June 2007, the CICA issued Section 3031, “Inventories” to replace existing Section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The Company will adopt this standard for its interim and annual financial statements for its fiscal year commencing April 1, 2008. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(t)	Recent accounting pronouncements (continued)
(v)	Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Company beginning April 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.
(vi)	Capital Disclosures
In October 2007, the CICA issued Section 1535, “Capital Disclosures”. This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company will adopt this standard for its interim and annual financial statements for its fiscal year commencing April 1, 2008. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.
(vii)	International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of adopting IFRS and has not yet determined its effect on its consolidated financial statements.
(viii)	Business Combinations, Consolidated Financial Statements Non-Controlling Interests
In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.”
Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company is currently assessing the impact of adopting these standards and has not yet determined its effect on its consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
3.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK
(a)	Fair value of financial instruments
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of convertible debentures approximates fair value based on current market rates for debt of similar risk and maturities.
(b)	Financial risk
Financial risk includes interest rate risk, exchange rate risk and credit risk. Interest rate risk arises due to the Company’s convertible debentures bearing fixed interest rates. Foreign exchange rate risk arises as a significant portion of the Company’s balances and transactions are denominated in other than Canadian dollars. The Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd., operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates for Renminbi are affected by changes in PRC government policies. The exchange rates for Renminbi are also affected by economic developments and political changes in the PRC and internationally and the supply and demand for the Renminbi. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2007, $457,274 of cash and cash equivalents and $350,385 of short-term investments were denominated in Chinese Renminbi. The Company is also exposed to foreign currency exchange rate risk related to United States dollars (USD) and Euros (EU) as its convertible debentures are denominated in USD (see also note 9) and its collaboration agreement is denominated in EU (see also note 8). Credit risk arises as the Company provides credit to its customers in the normal course of business. The Company considers its credit risk exposure to be minimal. The Company does not use derivative instruments to hedge against any of these financial risks.
4.	SHORT-TERM INVESTMENTS
Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase. As at March 31, 2007, short-term investments of $11,500 have been pledged by the Company as collateral for the Company’s corporate credit card facility.
5.	RECEIVABLES

2007

Advances to employees	$24,796
Input tax credits receivable	434,168
Investment tax credits receivable	950,285
Other receivables	10,998

$1,420,247

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
6.	INVENTORY

2007
Raw materials	$94,504
Finished goods	12,733

$107,237

7.	PROPERTY AND EQUIPMENT

		Accumulated
2007	Cost	Amortization	Net Book Value
Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

8.	DEFERRED REVENUE
On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its products Tetrodin™, Tectin™ and successor products to Laboratorios Del Dr. Esteve S.A. (“Esteve”) which is domiciled in Spain.
The agreement involved sharing joint development costs in excess of $35,000,000 (€25,000,000) equally. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement comprising an initial license fee of $1,424,430, net of withholding taxes of $158,270, and $1,550,000 as a subscription under a private placement for 673,915 common shares at $2.30 per common share.
The initial license fee was being amortized into revenue on a straight-line basis over the estimated period of ongoing involvement by the Company in the arrangement of seven years. Subsequent to the balance sheet date, on May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Based on this event, deferred revenues of $500,745 as at March 31, 2007 will be recognized as license fee revenues during the first quarter of 2008 and no further revenues will be recognized under this agreement.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
9.	CONVERTIBLE DEBENTURES
The debentures are denominated in United States dollars and are translated into Canadian dollars at the balance sheet date as follows:

	2007
	United
	States	Canadian
	Dollars	Dollars
Face value of convertible debentures	$3,241,875	$3,737,558
Discount	(41,681)	(48,286)

Carrying value	3,200,194	3,689,272
Less: current portion	(3,200,194)	(3,689,272)

Long-term portion	$—	$—

On June 14, 2004, the Company’s wholly-owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of US$5,100,000 bearing interest at 5.5% per annum payable semi-annually and convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the date of conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with CICA Section 3860, “Financial Instruments – Disclosure and Presentation”, the Company initially allocated the proceeds from the convertible debentures between its liability and equity components using the residual value method. The amount initially allocated to the liability component of the convertible debentures of $4,473,570 (US$3,346,000) was computed as the present value of the interest and principal payments required over the term of the debentures discounted at a rate of 16% per annum, which was the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of issuance. The amount initially allocated to the equity component of the convertible debentures of $2,332,443 was computed as the difference between the face value of the convertible debentures and the amount allocated to the liability component, less issue costs of $12,728.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
9.	CONVERTIBLE DEBENTURES (continued)
On December 22, 2005, the Company, Wex Medical Limited and the convertible debenture holders amended the repayment terms of the convertible debentures. The debentures, previously repayable in full at maturity on June 15, 2009, became repayable at regular intervals from December 31, 2005 until December 31, 2007. The remaining terms of the debentures were unchanged. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities Through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per annum, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company failed to make scheduled instalment payments during the year totalling US$1,329,375. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the Company’s default under the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. This arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holders, acting in good faith, determine that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The following tables summarize the changes in the liability and equity components of the convertible debentures during the year ended March 31, 2007:

Liability component	2007
Balance, beginning of year	$4,168,563
Accretion at 20% per annum	757,345
Interest paid at 5.5% per annum	(119,739)
Interest accrued at 5.5% per annum	(105,305)
Principal repayments	(946,132)
Loss on early repurchase of convertible debentures	—
Foreign exchange gain	(65,460)

Balance, end of year	3,689,272
Less: current portion	(3,689,272)

Long-term portion	$—

Equity component	2007
Balance, beginning of year	$725,018
Equity adjustment to deficit on early repurchase of convertible debentures	—

Balance, end of year	$725,018

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
10.	SHARE CAPITAL
(a)	Authorized
An unlimited number of common shares without par value.
(b)	Issued and outstanding

	Number of
	Common
	Shares	Amount
Balance, March 31, 2006	35,059,451	$62,766,019
Issued for cash pursuant to private placement	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	$64,230,769

On January 8, 2007, the Company issued 8,750,000 common shares at $0.18 per common share for gross proceeds of $1,575,000 under a non-brokered private placement. In connection with the private placement, the Company incurred cash share issuance costs of $110,250.
(c)	Escrow shares
As at March 31, 2007, 1,559,054 common shares are held in escrow relating to the September 2002 acquisition of an additional 46% interest in Nanning Maple Leaf Pharmaceuticals Co., Ltd. Under the terms of the agreement, 259,843 shares were to be released every six months with the balance to be released on November 12, 2007. Escrowed shares have not been released as scheduled since November 2005 as the Company commenced litigation concerning the original acquisition agreement. Subsequent to year-end, under the terms of a settlement agreement, the remaining 1,559,054 escrowed shares were released on November 12, 2007, completing the Company’s commitment to release a total of 2,598,425 escrowed restricted voting (formerly common) shares (see also notes 14(b)(iv) and 16(d)).
(d)	Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. As at March 31, 2007, the Company has 2,545,822 stock options available for future issuance under the plan. Stock option activity for the year ended March 31, 2007 is summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	$2.07

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
10.	SHARE CAPITAL (continued)
(d)	Stock options (continued)

	Options Outstanding			Options Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
Range of	Number of	Exercise	Contractual Life	Number of	Exercise
Exercise Prices	Options	Price	(years)	Options	Price
$0.38	1,037,000	$0.38	4.5	173,307	$0.38
$1.50 – $1.82	1,565,912	1.69	2.1	1,214,733	1.74
$2.00 – $2.82	180,000	2.46	1.5	180,000	2.46
$3.65 – $3.83	1,030,000	3.82	1.5	1,030,000	3.82
$5.02 – $5.53	155,000	5.18	1.8	155,000	5.18

	3,967,612	$2.05	2.6	2,753,040	$2.67

Stock options outstanding as at March 31, 2007 expire between July 28, 2007 and September 28, 2011.
(e)	Stock-based compensation
For the year ended March 31, 2007, the Company recognized stock-based compensation expense of $195,828. Of this amount, $57,111 was recorded in research and development expenses and $138,717 was recorded in general and administrative expenses. The weighted average fair value of each stock option granted during the year was computed to be $0.23 using the Black-Scholes option-pricing model at the date of grant using the following weighted average assumptions:

2007
Annualized stock price volatility	77.57%
Risk-free interest rate	3.89%
Expected option lives	5.0 years
Dividend yield	0.0%

(f)	Share purchase warrants

	Number	Purchase Price
	of Warrants	per Share
Balance, March 31, 2006	3,838,788	$3.85
Expired	(3,838,788)	(3.85)

Balance, March 31, 2007	—	$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
10.	SHARE CAPITAL (continued)
(g)	Shareholder rights plan
On September 29, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. Each Right entitles the holder to acquire one additional share for consideration equal to 50% of the trading price of the shares (as defined) at the time the Right is granted. These Rights may be granted by the Company under certain conditions where an unsolicited takeover bid is made for shares of the Company under circumstances which do not conform to the terms of the plan. As at March 31, 2007, no such rights have been granted.
11.	CONTRIBUTED SURPLUS

2007
Balance, beginning of year	$4,755,188
Stock-based compensation (note 10(e))	195,828

Balance, end of year	$4,951,016

12.	INCOME TAXES
In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.
(a)	The significant components of the Company’s future income tax assets are as follows:

2007
Future income tax assets:
Non-capital tax losses carried forward	$6,890,000
Research and development deductions and credits	9,595,000
Reserves	383,000
Property and equipment	2,055,000
Other	423,000

Total gross future income tax assets	19,346,000
Valuation allowance	(19,346,000)

Net future income tax assets	$—

The potential income tax benefits relating to future income tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
12.	INCOME TAXES (continued)
(b)
As at March 31, 2007, the Company has non-capital losses carried forward of $23,988,000 for income tax purposes available to reduce taxable income in future years in Canada ($14,054,000), United States ($57,000), Hong Kong ($7,653,000), and PRC ($2,224,000). In addition, the Company has approximately $20,253,000 of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $4,075,000 of federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards

2008	—	1,289,000
2009	—	1,744,000
2010	—	652,000
2011	178,000	570,000
2012	336,000	647,000
2013	146,000	—
2014	443,000	2,186,000
2015	807,000	2,857,000
2016	1,918,000	—
2017	247,000	—
2024	—	37,000
2025	—	1,000
2026	—	4,268,000
2027	—	2,084,000
No expiry	—	7,653,000

	$4,075,000	$23,988,000

(c)	The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.12% statutory tax rate is as follows:

2007

Income tax recovery at statutory rates	$(1,624,000)
Tax effect of non-deductible expenses	294,000
Unrecognized temporary differences	1,034,000
Foreign tax rate differences	296,000

$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
13.	RELATED PARTY TRANSACTIONS
During the year ended March 31, 2007, the Company entered into the following transactions with and had the following balances payable to related parties:
(a)	The Company incurred $210,000 in consulting fees to an officer of the Company which are included in the research and development expenses.
(b)
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. Legal fees incurred to this law firm of $366,234 are included in general and administrative expenses. As at March 31, 2007, $75,890 of this amount is included in accounts payable and accrued liabilities.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
14.	COMMITMENTS, CONTINGENT LIABILITIES AND CLAIMS
(a)	Lease commitments and guarantees
The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$248,647
2009	168,913
2010	130,660
2011	6,294
2012	—

$554,514

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,825,575 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
14.	COMMITMENTS, CONTINGENT LIABILITIES AND CLAIMS (continued)
(b)	Litigation
(i)	Patents
The Chinese Patent office in PRC notified the Company in April 2005 that the Company’s appeal claiming ownership of a PRC patent relating to addiction withdrawal was not being upheld. The Company has taken no action to counter this decision and the Company does not currently expect to incur further costs in relation to this matter.
(ii)	Severance claims
At March 31, 2007, the Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. In relation to these claims, the Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities. These claims were settled in October 2007.
(iii)	Claim for services provided
As at March 31, 2007, a former consultant to the Company had initiated a letter of demand for US$100,000 against the Company for services rendered. Management has assessed this claim as without merit and intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.
(iv)	Claim related to 2003 acquisition of 46% interest in subsidiary
The Company and Tianjin Fairwood Mfg Co. Ltd., also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”), filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. In October 2007, the dispute between the Company and Tianjin was settled. Under the terms of the settlement agreement, in November 2007, the Company released the remaining 1,559,054 restricted voting shares from escrow to Tianjin (see note 10(c)).
(v)	Indemnity legal claim
As at March 31, 2007, the Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they were entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. Subsequent to March 31, 2007, the Company has paid $70,000 towards uncontested expenses and $26,000 towards contested expenses under the claim. As at March 31, 2007, $70,000 relating to the uncontested expenses under the claim has been accrued for in accounts payable and accrued liabilities.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
15.	SEGMENT INFORMATION
The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:
(a)	Revenues

2007

China – product sales	$356,802
Spain – license fees	187,776

$544,578

(b)	Long-lived assets

2007

Canada	$83,939
Hong Kong	17,328
China	1,797,863

$1,899,130

Long-lived assets consist of property and equipment.
(c)	Major customers
Revenues from license fees for the year ended March 31, 2007 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales of $27,977 were derived from one major customer.
16.	SUBSEQUENT EVENTS
(a)
On May 11, 2007, the Company and Esteve terminated their license and collaboration agreement and all of the European licensing rights to Tetrodin™, Tectin™ and successor products reverted back to the Company (see also note 8).

(b)
On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of the 5.5% convertible debentures (see also note 9). Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the financing described in note 16(c) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
16.	SUBSEQUENT EVENTS (continued)
(c)
On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see note 16(f)) and potential gross proceeds of $15,600,000, respectively. Under the Financing, between October 17, 2007 and April 15, 2009, convertible debentures were issued in a series of tranches, subject to certain conditions precedent, for gross proceeds of $15,600,000.

The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option, subject to certain conditions. The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per annum, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”).
The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSX over the last five trading days prior to the conversion date. In connection with the Financing, the Company incurred direct issuance costs of $969,431 related to the issuance of the convertible debentures. As at April 15, 2009, no convertible debentures issued under the Financing have been converted to restricted voting shares.
(d)	Pursuant to the closing of the financing on October 17, 2007, the Company’s share structure was reorganized as follows:
•	creation of one class A special share; and
•	voting common shares were re-designated as restricted voting shares
The rights and restrictions for these shares are as follows:
(i)	Class A Special Share
•	Limited to one share
•	Not entitled to vote at any meeting of the shareholders, except as specifically provided
•	Entitled to elect separately as a class, up to one-half of the number of directors of the Company from time to time
•	May designate the appointment of the Chairman, Vice Chairman, and Chairman of the Audit Committee, subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares
•
May designate the appointment and termination of the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, as well as the Chairman of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals Co., Ltd., subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•	Not entitled to receive any dividends
•	Entitled only to the return of paid in capital of $1 for the Class A Special Share upon liquidation or dissolution

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
16.	SUBSEQUENT EVENTS (continued)
(ii)	Restricted Voting Shares
•	Unlimited number of restricted voting shares without par value
•	Entitled to attend and vote at all meetings of shareholders other than separate meetings of the holders of another class of shares
•	Entitled to one vote per share
•	Entitled to dividends as declared by the directors from time to time
•	Subject to the rights of Class A Special Share, entitled to participate equally, share for share, in the distribution of property upon liquidation or dissolution of the Company
(e)	On October 17, 2007, the Company issued one Class A Special Share for $1 concurrent with the financing described in note 16(c).
(f)
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the financing described in note 16(c). In connection with the financing, the Company incurred share issuance costs of $590,619 related to the issuance of the shares.

(g)
On November 12, 2007, under the terms of a settlement agreement, 1,559,054 escrowed shares were released, completing the Company’s commitment to release a total of 2,598,425 escrowed restricted voting (formerly common) shares (see also notes 14(b)(iv) and 10(c)).

(h)
On April 25, 2008, WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China.  The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the Financing described in note 16(c), as consideration for the performance of the tasks relating to the introduction of WEX to CK Life Sciences Int’l., (Holdings) Inc. or one of its affiliates (collectively “CKLS”), obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms.  The letter stated that if payment was not made, proceedings would be initiated at the British Columbia Commercial Arbitration Centre.  On May 9, 2008, WEX responded to the demand for payment, denying liability and refusing to pay. On February 20, 2009, WEX received a second letter proposing payment of a reduced amount of $914,300. The letter stated that upon payment of this reduced amount within 10 days, WEX would be released from the obligation to pay the remaining portion of the finder’s fee. WEX has not responded to this second letter. As at April 15, 2009, no proceedings have been initiated.

(i)
In July 2008, the Company decided to discontinue its generic pharmaceutical operations in Nanning, China, in order to focus its resources on the development of Tectin. As at March 31, 2007, the carrying value of property and equipment related to these operations was $494,599. The Company recorded an impairment charge during the three-month period ended September 30, 2008, reducing the carrying value of these assets to $nil. During the year ended March 31, 2007, the Company recognized $356,802 in revenues and $205,096 in cost of sales from these operations.

(j)
Between April 1, 2007 and April 15, 2009, the Company granted a total of 1,710,000 stock options to various directors, consultants and officers of the Company at exercise prices ranging between $0.19 and $0.86, expiring five years from the date of grant.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

2007

Net loss under Canadian GAAP	$(4,760,120)
Add:
Decrease in interest expense on convertible debentures	528,112
Increase in foreign exchange gain on convertible debentures	16,807

Net loss under US GAAP	$(4,215,201)

Loss per share under US GAAP – basic and diluted	$(0.11)

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s shareholders’ deficiency is summarized as follows:

2007

Total shareholders’ deficiency in accordance with Canadian GAAP	$(513,751)
Add (deduct):
Increase in opening deficit	(593,205)
Decrease in net loss for the year	544,919

Total shareholders’ deficiency in accordance with US GAAP	$(562,037)

(a)	Adoption of New Accounting Standards
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company adoption of SAB No. 108 during the year ended March 31, 2007 did not have a material effect on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement during the year ended March 31, 2007 did not have a material effect on the Company’s consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(b)	Convertible Debentures
Under Canadian GAAP, the principal amount of financial liabilities convertible in common shares of an entity are bifurcated between its liability and equity components. The liability component commonly consists of an entity’s obligation to make principal and interest payments while the equity component consists of the holder’s option to convert the financial liability into common shares of the entity. The Company follows the residual value method of bifurcation under which the difference between the principal amount and the fair value of the liability component is allocated to the equity component. The liability component of the financial liability is accreted over its estimated life to the principal amount using the effective interest method. Upon conversion of the financial liability to common shares of the entity, the difference between the carrying value of the liability component and the principal amount, if any, is recognized in income as interest expense and the principal amount and equity component are transferred to share capital. Should the holder’s option to convert the financial liability into common shares of the entity expire unexercised, the equity component is transferred to contributed surplus.
Under US GAAP, the principal amount of financial liabilities convertible in common shares of an entity are not bifurcated between its liability and equity components unless the holder’s option to convert the financial liability into common shares of the entity is in-the-money on the date of issuance, which results in a beneficial conversion feature, or if its meets the definition of an embedded derivative that requires separation from the host contract. The Company has determined that the holder’s option to convert the 5.5% convertible debentures into common shares of the Company does not meet the definition of an embedded derivative that requires separation from the host contract. The Company has also determined that the holder’s option to convert the 5.5% convertible debentures did not contain a beneficial conversion feature.
(c)	Recent United States Accounting Pronouncements
In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(c)	Recent United States Accounting Pronouncements (continued)
In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.
In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141 (revised 2007) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) will become effective for the fiscal year beginning after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.
In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The Company will adopt the statement for its fiscal year beginning on April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(c)	Recent United States Accounting Pronouncements (continued)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. The Company will adopt the statement for its fiscal year beginning on April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (‘FASB’) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more-likely-than-not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt the interpretation for its fiscal year beginning on April 1, 2007. The adoption of this interpretation is not expected to have a material effect on the Company’s consolidated financial statements.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. The Company will adopt the statement for its fiscal year beginning on April 1, 2007. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company will adopt the statement for its fiscal year beginning on April 1, 2007. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Incorporation of WEX Pharmaceuticals Inc. effective June 3, 1987 (as amended).

1.2	Bylaws of WEX Pharmaceuticals Inc. effective September 17, 2007.

4.1	Manufacturing and Option Agreement between the Company and Sabex 2002 Inc. (now Sandoz Canada Inc. (“Sandoz Canada”)), dated March, 2004.

4.2	Collaboration Termination Agreement between the Company and Laboratorios del Dr. Esteve S.A. (“Esteve”) dated May 10, 2007.

4.3
Subscription Agreements among the Company, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”) dated May 18, 2004.

4.4	Debentures among the Company, WexHK and each of the UOB Investors dated June 14, 2004.

4.5	Amended Subscription Agreements among the Company, WexHK and each of the UOB Investors dated December 22, 2005.

4.6	Amended Debentures among the Company, WexHK and each of the UOB Investors dated December 22, 2005.

4.7	Incentive Stock Option Plan, amended and restated as of June 27, 2005.

8.1	List of the Company’s subsidiaries, their jurisdiction of incorporation and the names under which they do business.

11.1	Director, Officer and Employee Code of Business Conduct and Ethics of WEX Pharmaceuticals Inc. as adopted on April 28, 2006.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.