Form 20-F
period 2008-03-31
WEX PHARMACEUTICALS INC.
filed 2009-06-09
CIK 1060012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
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
Restricted Voting Shares
(Title of Class)
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
N/A
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
60,136,723 Restricted Voting Shares
1 Class A Special Share
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
In mid 2008 the Company retained U.S. counsel to assist in determining what was required to comply with the periodic disclosure requirements of the Exchange Act. In late 2008, management began the process of assembling and finalizing all periodic reports under cover of Form 20-F and 6-K that should have been filed and furnished with the SEC during the preceding two calendar years. On June 9, 2009, the Company filed on EDGAR its annual reports on Form 20-F for the periods covering its last two fiscal years ended March 31, 2008 and 2007 (including this annual report on Form 20-F), and furnished to EDGAR all material information required by Exchange Act Rule 13a-16 under cover of Form 6-K starting with the month of January 2006 up to the present.
PLEASE NOTE: The Company has not included within this annual report on Form 20-F certain selected data disclosure, otherwise required by Item 3.A, nor annual audited statements of income, cash flow, shareholders’ equity and comprehensive income and U.S. GAAP reconciliations thereto for the fiscal year ended March 31, 2006, otherwise required by Items 8.A and 17. The Company has concluded that, given the intervening changes in the Company’s business, personnel and auditing firms, it cannot provide all such required financial statements and U.S. GAAP reconciliations in this annual report on Form 20-F without incurring unreasonable effort and expense, and that such a substantial expenditure of time and financial resources would result in no corresponding material benefit to the investing public.
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

The Company’s last fiscal period ended March 31, 2008. All fiscal periods are for full years. The following table is a summary of selected financial information concerning the Company for each of the last five years:
Canadian GAAP

	Years Ended March 31,
	2008	2007	2006	2005	2004
	(thousands of dollars except per share amounts)
Operating results
Sales	1,002	545	629	3,990	731
Operating earnings (loss)	3,960	(4,195)	(15,730)	(11,035)	(7,720)
Interest income (expense)	(293)	(655)	(339)	(112)	100
Other income (expense)	1,464	90	(5,553)	(518)	(121)
Net loss	(2,790)	(4,760)	(21,622)	(11,665)	(7,742)
Financial position
Working capital	3,780	(2,109)	2,709	22,014	18,497
Total assets	7,519	5,333	11,891	32,382	26,213
Long-term debt	3,114	327	2,374	5,218	894
Shareholders’ equity
Preferred shareholders	0	0
Equity shareholders	2,844	(514)	2,586	23,803	24,058
Net loss per Equity Share	(0.05)	(0.13)	(0.62)	(0.35)	(0.30)
Basic	(0.05)	(0.13)	(0.62)	(0.35)	(0.30)
Diluted	(0.05)	(0.13)	(0.62)	(0.35)	(0.30)
Dividends per Equity Share
Cash

U.S. GAAP
The reconciliation to U.S. GAAP has not been provided by the Company for the fiscal year ended 2006 because this would involve substantial time and unreasonable effort and expense for the Company, with no material, corresponding benefit to the public. Please see the “Introductory Note” at the beginning of this annual report on Form 20F for a more detailed explanation.
The figures below are presented in accordance with U.S. GAAP (expressed in Canadian dollars).

	Years Ended March 31,
	2008	2007
	(thousands of dollars except per share amounts)

Operating results
Sales	1,001,768	544,578
Operating earnings (loss)	(3,960,227)	(4,194,838)
Interest income (expense)	(225,083)	(127,614)
Net income (loss)	(2,727,429)	(4,215,201)
Financial position
Working capital (deficiency)	3,780,120	(2,157,333)
Total assets	8,030,871	5,332,587
Long-term debt	2,669,128	—
Shareholders’ equity (deficiency)
Special Class A Share	—	—
Restricted Voting Shares	3,794,905	(562,037)
Net earnings (loss) per Share
Basic	(0.05)	(0.11)
Diluted	(0.05)	(0.11)
Dividends per Equity Share
Cash	—	—
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

	Years Ended March 31,
	2008	2007	2006	2005	2004
Average for period	0.9770	0.8814	0.8418	0.7872	0.7419

The closing exchange rate as at November 28, 2008 was U.S. $0.8091 and the high and low exchange rates for each of the previous six months was as follows:

	Low	High
2008
November	0.7782	0.8694
October	0.7727	0.9428
September	0.9262	0.9673
August	0.9366	0.9755
July	0.9746	0.9985
June	0.9726	0.9989
The forgoing exchange rates are based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
B. Capitalization and indebtedness.
This information is not required because it is an annual report.
C. Reasons for the offer and use of proceeds.
This information is not required because it is an annual report.
D. Risk factors.
Investment in our restricted voting shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product applications are still in research and development. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the other information contained in this 20-F, our other publicly filed documents and the usual risks associated with investment in a business, the following factors should be considered carefully by investors when evaluating an investment in the Company’s securities.
Clinical Trials
Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later testing or trials. Our share price could decline significantly if our clinical results are not favourable, are delayed or are perceived negatively.
The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: our inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrolment; uncertain dosing issues; inability or unwillingness of medical investigators to follow our clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; our reliance on clinical research organizations (“CROs”) to conduct clinical trials, which may not conduct those trials with good clinical practices (“GCP”) and good laboratory practice (“GLP”); or other regulatory delays.

We have encountered difficulties enrolling patients in our clinical trials, and our trials have been delayed or otherwise adversely affected by such difficulties. Clinical trials for our product candidates require that we identify and enroll a large number of patients with the medical indication under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
Control by Principal Shareholders
Pharmagesic (Holdings) Inc., (the “CKLS Designee”) an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) holds approximately 27% of the issued and outstanding restricted voting shares, is the holder of a class A special share and is the holder of a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, which was advanced by the CKLS Designee by way of initial advance of $2,000,000 and six quarterly installments paid through March 31, 2009, pursuant to which it is entitled to obtain additional restricted voting shares in payment of interest and will in the event it elects to convert the Debenture obtain additional restricted voting shares. CKLS through this subsidiary has the ability to exercise influence over the election of directors and other matters submitted to shareholders. Further, as the holder of a class A special share in the capital of WEX it has the right to elect one or more directors of WEX and to appoint and fill vacancies of specified officers and committee members of WEX. Finally, the Debenture contains terms which restrict the operations of WEX. Such concentration of ownership and rights could have the effect of delaying, deterring or preventing a change of control of the Company that might otherwise be beneficial to its shareholders and may discourage acquisition bids for the Company or limit the amount certain investors may be willing to pay for the restricted voting shares.
Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, we have not generated any product revenue from our tetrodotoxin or “TTX” products. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any TTX product candidates. As at March 31, 2008, we have incurred losses amounting to a net deficit of $73.1 million, and we expect to incur further losses.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China, which business has been discontinued. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. There can be no assurance that any of our product candidates will be approved.
Reliance on Strategic Partner(s)
Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. We may at some future point in time decide to license our product candidates to strategic partners for further development and commercialization. Our strategic partners and collaborators may fail to successfully develop or commercialize our technology for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the indications targeted by our programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.

We currently do not have marketing and sales capabilities for our TTX product candidates. Other than Sabex 2002 Inc.’s (“Sandoz Canada”) first right of refusal for Canada, we have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. There can be no assurance that we will be able to establish sufficient marketing capability, or enter into an arrangement with a marketing partner under reasonable terms. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.
Additional Financing, Liquidity and Capital Resources
We will need substantial additional funding to continue the research and development of our technologies and products. There is no assurance that we will be able to secure such financing on favorable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of TTX or any future products and would have a material adverse effect on our business.
The extent of the funding we will need will depend on many factors, some of which are beyond our control, including: our ability to develop and obtain regulatory approval for TTX and any future products; our ability to enter into partnership agreements with other companies for further development of TTX and any future products; the extent of costs associated with protecting and expanding our patents and other intellectual property rights; market acceptance of TTX products and any future products; future payments, if any, we receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission (the “SEC”), Canadian provincial securities regulatory authorities and the Toronto Stock Exchange (“TSX”).
Our Debenture is subject to certain operational covenants. In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the principal amount and accrued interest under the Debenture. This could result in our inability to pay and insolvency of the Company.
Manufacturing
We have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for research and development (“R&D”) and clinical trial requirements and minor volumes of generic drugs which were manufactured under good manufacturing practices (“GMP”) in China at our facility in Nanning prior to the discontinuation of our generic drug business. These generic drugs were sold in China only.
We have entered into an agreement with Sandoz Canada (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement with Sandoz Canada has expired, the parties have continued to operate under the terms of this agreement. However, there is no assurance that the agreement will be renewed on existing terms or on other terms that are not more onerous. Any replacement agreement with a third party manufacturer may take time to negotiate and finalize and be subject to more onerous terms.
We currently do not have large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, we may elect to develop our own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.

Developing our own commercial scale manufacturing facilities would require substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if we decide to manufacture our pharmaceutical product candidates, the manufacturing process will need to comply with current GMP (“cGMP”) in Canada, the United States, Europe and/or other jurisdictions. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.
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
Government Regulation
The manufacture and sale of human therapeutic products in Canada, the United States, Europe and other countries are governed by a variety of statutes and regulations in these countries. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on the safety and efficacy of the product for each use sought, including adherence to cGMP during production and storage, and control of marketing activities, including advertising and labelling.
We have not received Health Canada (“HC”), U.S. Food and Drug Administration (“FDA”) or the European Medicines Evaluation Agency (“EMEA”) approval for the marketing of any of our product candidates. The time and costs required to obtain such approvals in the various markets cannot be predicted with any accuracy. No assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed, and subject to continued regulatory reviews and additional regulatory post-marketing studies, which may result in significant expense and limit our ability to commercialize our product.
Potential Clinical Trial Liability
Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. A product liability claim brought against the Company could have a material adverse effect upon us and our financial condition.
We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $5 million per incident and an aggregate $5 million. We have no clinical trial coverage in the United States or Europe, as we have no clinical trial activities in the United States or Europe at this time. Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of our current or potential products.
Intellectual Property
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

No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. Our intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes. As we continue the development of our product candidates, there can be no assurance that third parties will not assert infringement claims against us in the future or require us to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
We have patent applications filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Also, there can be no assurance that patents filed in China will be protected under Chinese law.
Supply of the Puffer Fish
We extract tetrodotoxin from a certain species of the puffer fish for our current clinical trials. We believe we have a sufficient supply of the puffer fish to meet current clinical trial requirements.
If the TTX products become commercialized and our current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. We are currently securing additional crude TTX. There can be no assurance that adequate supply of the currently used species of puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting our ability to generate revenues.
Market and Competition
We are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that we are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise than us in product development and commercialization. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than we are able to do.
Consequently, even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us. In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

Hazardous Materials and Environmental Matters
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
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. Our operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. Exchange rate fluctuations may reduce our future operating results. In the year ended March 31, 2008, we reported a foreign exchange gain of $560,475 due to foreign currency fluctuations.
Legislative Actions, Potential New Accounting Pronouncements and Higher Insurance Costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including those related to internal controls and procedures and disclosure certification requirements may impact our future financial position or results of operations. Also, if we are unable to comply with these regulations, it will impair our ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the TSX. Due to the international complexities of our operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that we will be able to comply with these regulations by the required deadline, if at all.
Reliance on Management and Key Personnel
Our operations are highly dependent upon the efforts and abilities of our senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect our ability to operate efficiently, grow and could have a material adverse effect upon our business and prospects. There is no assurance that we will continue to retain our current staff or replace those that have resigned. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, could have a material adverse effect on our business, financial condition and results of operations. Additionally, there can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel as required by our future growth.

Item 4. Information on the Company
A. History and Development of the Company.
WEX was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987 under the name “Overbridge Farms International, Ltd.” On June 10, 1992, its articles were amended to change its name to “Wex Technologies Inc.” On October 13, 1992, its articles were amended to change the number of directors from three to a minimum of three and a maximum of ten. On August 8, 1996, its articles were amended to change its name to “International Wex Technologies Inc.” and to provide that the issued and outstanding shares be consolidated on a seven for one basis. On October 16, 1997, its articles were amended to allow the directors to appoint one or more additional director(s) to hold office between annual general meetings, provided the total number of directors appointed in a year did not exceed one-third the number elected at the previous annual general meeting. On October 21, 2004, its articles were amended to change its name to “WEX Pharmaceuticals Inc.” On August 16, 2007 in contemplation of the CKLS Financing (as defined below) the directors of WEX amended its bylaws in respect of matters relating to its committees, officers, number of directors and shareholder meetings, which amendments were confirmed and approved by WEX’s shareholders on September 17, 2007. On October 16, 2007 its articles were amended to redesignate its common shares as restricted voting shares, to create a class A special share and to make consequential changes to the rights, privileges, restrictions and conditions attached to the redesignated shares. WEX’s restricted voting shares are listed on the TSX under the symbol “WXI”.
The Company’s registered office is at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and its principal or head office is at 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, telephone (604) 683-8880.
The Company is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as TTX), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan).
From 1992 to March 31, 2008, through various private placements of shares (including the exercise of options and warrants), short term bridge financing and the issuance of convertible debentures, the Company raised a net total of $60,583,801, $430,192 and $11,978,735, respectively.
As at March 31, 2008, the Company’s accumulated deficit was $73.1 million.
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
In 1994, WEX-HK began to focus on the research and development of potential uses and applications of TTX through Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”), its then 51% owned subsidiary in China. In November 2001, WEX concluded an agreement with WEX-HK and Tianjin Fairwood Furniture Mfg. Co. Ltd. (“Tianjin”) whereby WEX-HK purchased Tianjin’s 46% interest in NMLP in exchange for the issue to Tianjin of 2,598,425 shares of WEX at an agreed price of $2.54 per share (the “Tianjin Transaction”). Following the completion of the Tianjin Transaction the Company owned 97% of NMLP. In November 2007 the Company completed its purchase of the remaining 3% of NMLP for a negotiated sum and NMLP became a wholly foreign owned enterprise or WFOE of WEX-HK.

The Company’s subsidiary in Canada, IWT Bio Inc. (“IWT”), was incorporated on November 14, 2003 under the CBCA with its registered office in Quebec, Canada to carry out regulatory and clinical trial activities for the Company in Canada. IWT’s office is currently located at Suite 2500, 1000 de la Gauchetiere Street West, Montreal, Quebec, H3B O2A.
B. Business overview.
Recent Developments
Financial Situation and Financing
In June of 2007 the Company reached an agreement with the holders of its existing convertible debentures (the “UOB Debentures”), under which approximately $3.7 million was outstanding, to pay out these UOB Debentures for a discounted lump sum amount of approximately $2.1 million.
In July 2007, WEX entered into a subscription agreement (“Subscription Agreement”) with CKLS with respect to a private placement of equity and debt (the “CKLS Financing”).
Prior to the closing of the CKLS Financing, an affiliate of CKLS provided a short-term bridge loan of approximately $430,000 (the “Bridge Loan”) to WEX.
The private placement closed on October 17, 2007. Under the terms of the agreement, the CKLS Designee an indirect wholly-owned subsidiary of CKLS, subscribed for 16,327,272 shares of WEX, representing approximately 27% of the issued and outstanding restricted voting shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and was issued the Debenture in the principal sum of $15,600,000, which has been advanced by the CKLS Designee by way of an initial advance of $2,000,000 and six quarterly installments paid through March 31, 2009.
The initial $6,490,000 portion of the proceeds from the CKLS Financing were used to repay in full the Bridge Loan (plus accrued interest), to pay out the holders of the UOB Debentures, to pay closing costs of the CKLS Financing and to repay outstanding accounts payable balances. The balance of the funds are being used to fund the Company’s Phase III clinical trials of Tectin and for working capital needs.
A copy of the Subscription Agreement and the Debenture is attached to this annual report on Form 20-F as Exhibit 4.8.
Concurrent with the CKLS Financing, the Company entered into settlement agreements with several parties, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the year ended March 31, 2008.
During the year ended March 31, 2008, none of our outstanding options were exercised. Since March 31, 2008, options to acquire 2,786,566 restricted voting shares have been exercised.
Clinical Trials
The Company is currently developing Tetrodotoxin (TTX or its trade name Tectin) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain following the preliminary findings of the Data Monitoring Committee (a committee of independent experts appointed by us to review data). Subsequently, a detailed analysis of data generated from the WEX-014 trial was completed and presented to the Biologics and Genetic Therapies Directorate of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received a No Objection Letter from Health Canada to conduct these trials.

TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
The Company has also developed a plan for a proof-of-concept trial (TEC-007) of TTX in chemotherapy-induced neuropathic pain. The TEC-007 trial is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. Chemotherapy-induced neuropathic pain is an area of unmet medical need and the condition seriously impacts day-to-day functioning. The Company filed a Clinical Trial Application with Health Canada in February 2009. On March 24, 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated. The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.
Intellectual Property
In November 2005, the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia”, originally issued on June 18, 2002, be re-examined in light of prior art discovered during an extensive search. WEX chose to voluntarily undergo reexamination to ensure that this patent remained strong and enforceable. On April 29, 2008 the Company announced the successful issuance of a Reexamination Certificate. This patent, as re-examined, maintains broad protection for the use of TTX, at pharmaceutically relevant doses, to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration.
On May 22, 2007 we reported a successful appeal to the European Technical Board of Appeal, wherein the Board set aside the decision to refuse a grant of patent and sent the patent application back to the European Examining division to determine patentability of the claimed invention. The claimed invention as reviewed by the Examining division is directed to the use of tetrodotoxin for systemic administration to produce analgesia in late term cancer patients, and contains additional limitations on the dosage and route of administration. On October 27, 2008, the European Examining division advised of the intention to grant a European patent directed to the claimed invention, and we have taken all steps necessary to validate the allowed patent application in the United Kingdom. We await confirmation of the issued United Kingdom patent number.
A divisional patent application was filed on September 16, 2004, to pursue additional claims directed to a broader target population and using other routes of administration. Examination of the divisional patent application is ongoing and we expect to receive additional communication from the Examining division regarding the patentability of the invention in due course.
Strategic Alliances
On May 10, 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.

WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceuticals containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Board and Management Changes
Since March 31, 2007, the Company has undergone significant turn-over and a number of its officers and key employees are no longer with the Company.
In November 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes one year as the Vice President of Corporate Development for Chemokine Therapeutics Corp., two years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and five years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.
WEX has also successfully recruited an experienced Chief Financial Officer, Mr. Kwong Choo, who joined the Company full time in January 2008 as Financial Controller and was appointed Chief Financial Officer and Vice-President, Finance and Administration on July 1, 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a Financial Controller in Canada. Mr. Choo assumed the responsibilities of the Company’s former acting Chief Financial Officer, Mike Lam, who stepped down after the completion and filing of the second quarter’s financial statements. Mr. Lam was appointed acting Chief Financial Officer in October 2007 and resigned in January 2008 and Dr. Huang, WEX’s current President and Chief Executive Officer was appointed Chief Financial Officer for the period from November 20, 2007 to July 1, 2008.
In June of 2008, Dr. Anh Ho resigned as Chief Scientific Officer of WEX and Dr. Jean Bourgouin was appointed to this position. Dr. Anh Ho has remained on with WEX, as the Vice President of Regulatory Affairs until February 1, 2009 and is now the Director of Regulatory Affairs.
From June 1, 2008 though March 20, 2009 Dr. Jean Bourgouin served as the Company’s Chief Scientific Officer. On March 20, 2009 Dr. Larry Gontovnick, who had served as the Company’s Senior Director, Clinical Development since September 2008, was appointed to the position of Vice President, Research and Development of the Company.
Legal and Regulatory Proceedings
As a condition to the completion of the CKLS Financing, the Company settled a number of outstanding disputes and claims and entered into settlement agreements with numerous parties, including two former officers and a significant shareholder. Among the claims settled were those made by a former officer alleging wrongful dismissal and seeking damages including lost wages and other benefits. Proceedings were initiated against WEX and WEX-HK in the British Columbia Supreme Court and WEX-HK with the Hong Kong Labour Tribunal. In relation to the action initiated in the British Columbia Supreme Court in respect of the forgoing claims, the Company and Tianjin filed claims and counter claims relating to the acquisition of a 46% interest in NMLP by the Company from Tianjin. The Company had declined to authorize the release of tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of fiduciary responsibility. Tianjin, in turn, pursued a claim against the Company for breach of the escrow and share purchase agreements seeking damages of $3,648,185 arising from the Company’s failure to release the various tranches of shares from escrow as scheduled. Further, Tianjin initiated an action against the Company in the Guang Xi Nanning Middle Peoples Court in relation to the breach of the escrow and share purchase agreements. These claims were settled in October 2007 at a cost of just under $1 million to the Company. A portion of the proceeds received from the CKLS Financing were used to make the settlement payments. The Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities in prior quarters.

The Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they were entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. On April 26, 2007 the Company paid $70,000 on account of uncontested expenses and the arbitration was adjourned pending attempts to resolve claims in respect of the contested expenses. An additional $26,000 was accrued in accounts payable and accrued liabilities as at March 31, 2008 and is disclosed as restructuring costs in the statement of operations. In March 2008 the parties settled and the arbitration was terminated, a final payment of just under $26,000 was made by the Company in relation to this matter in May of 2008.
On April 25, 2008 WEX received formal demand for payment of approximately $1 million in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 Wex received correspondence requesting Wex’s further consideration of the payment. On April 29, 2009 Wex responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Description of the Business
We are dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. We have three product candidates in various stages of development, all derived from the Company’s Tetrodotoxin platform technology.
In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures Tetrodotoxin for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.
Platform Technology
Tetrodotoxin
Our platform technology is built upon Tetrodotoxin (TTX), a naturally-occurring sodium channel blocking compound extracted from the puffer fish. TTX appears to be produced by symbiotic bacteria found not only in puffer fish, but also in newts, frogs, clams, crabs, starfish and the Australian blue-ringed octopus. Marine animals containing TTX can generally be found in the waters between the Tropics of Cancer and Capricorn.
Mechanism of Action
TTX is a prototypical voltage-gated sodium channel blocker that has been widely used as a neuropharmacologic probe. Sodium channel blockers prevent the diffusion of sodium ions through the sodium channel, thereby suppressing the depolarization and propagation of action potentials in nerve cells.
The flow of sodium ions into nerve cells is a necessary step in the conduction of nerve impulses in excitable nerve fibres and along axons. Normal axon cells have high concentrations of potassium ions and low concentrations of sodium ions and have a negative potential. Stimulation of the axon results in an action potential which arises from a flow of sodium ions into the cell and the generation of a positive membrane potential. Sodium ions flow through cellular membranes employing the sodium channel.
TTX impedes the entry of sodium ions into the nerve cell and blocks the conduction of nerve impulses along nerve fibres. TTX is rather specific in blocking the sodium channel, impeding the flow of sodium ions, while having no effect on potassium ions. TTX is also rather selective to nerve and skeletal muscle sodium channels and not cardiac muscle sodium channels.

For several decades, pharmacologists have recognized that blockage of the sodium channel caused both sensory blockade and motor paralysis of the area innervated. Injectable amide anaesthetics used to produce nerve blocks such as bupivacaine, lidocaine and procaine elicit their antinociceptive effect by reversibly blocking the sodium channel by binding to a different site on the channel. The potent antinociceptive effect of TTX (up to 3,200 times as potent as morphine in rats) is attributable to its high affinity binding to the sodium channel.
Product Development Programs
WEX’s TTX platform has a variety of applications. The Company’s principal business strategy is to develop TTX in three therapeutic indications addressing the analgesic, drug withdrawal and local anaesthetic markets.
1.
Analgesia — The Company’s lead product, Tectin, is Tetrodotoxin for the management of chronic pain. Tectin is currently under clinical investigation for inadequately controlled moderate to severe cancer-related pain. In the future Tectin will be investigated in the management of other pain indications.

2.	Drug withdrawal — The Company’s second indication for Tetrodotoxin is the management of pain and other symptoms associated with opiate withdrawal including such drugs as heroin, methadone and cocaine.
3.	Local anaesthesia — The Company’s third indication for Tetrodotoxin is local anaesthesia, combined with other local anaesthetics.
Analgesia Market
Pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.
Pain Intensity
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

Types of Pain
Pain can be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours or days. Chronic pain persists long after an injury has healed and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient’s mood, personality and social relationships. As a result, patients with chronic pain commonly suffer from both their state of physical pain as well as a general decline in their quality of life.

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
Pain Management Market
The medical effort to treat pain, known as pain management, addresses a large market. Pain is a worldwide problem with serious health and economic consequences. For example, in the United States:
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
Drugs are one of the key elements in the treatment of pain. The worldwide market for pain drugs totalled $50 billion in 2005 and is expected to increase to $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report “Pain Therapeutics — Drugs, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including:
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
Although morphine and other narcotics are considered the most effective analgesics, some patients who use them do not obtain complete pain relief. For some, they are totally ineffective. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, constipation, decreased respiratory function, addiction and death. Tolerance to opioids can pose a problem, as it can occur in as little as a few days and increased dosage may be necessary for successful pain management. In addition, due to their potential for abuse, narcotics are strictly controlled by regulatory agencies in Canada and the United States.
Non-narcotic analgesics, including acetaminophen and Non Steroidal Anti-Inflammatory Drugs (“NSAIDs”), such as ibuprofen, are widely used to treat mild-to-moderate pain. Some NSAIDs require a prescription and others are available as over-the-counter medications. Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of gastrointestinal side effects, such as ulcers and bleeding.
Market Potential
Drug therapy is the cornerstone of cancer pain management. Pain is the most common symptom of advanced or late-stage cancer. Pain studies indicate that 30% to 50% of cancer patients currently receiving cancer treatment experience chronic pain, and 75% to 90% of people with advanced disease also experience similar pain (Oncology Journal, May 1999, R.K. Portenoy). Cancer causes pain in many different ways: a tumour physically pressing on an organ, cancer cells migrating inside bones damaging their structure or cancer growing directly into a nerve. Some pain results from the treatment of cancer itself. Chemotherapy can sometimes cause neuropathy and radiation therapy can damage healthy tissue, which may be painful.

In Canada, in the year 2008, an estimated 166,400 new cases of cancer are expected to occur (Canadian Cancer Society / National Cancer Institute of Canada: Canadian Cancer Statistics 2008). In the U.S., the new cases of cancer for the year 2008 are estimated to be 1,437,180 (American Cancer Society: Cancer Facts & Figures 2008).
Other Indications and Markets
Drug Withdrawal
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
Estimating the size of the drug withdrawal market is difficult for a number of reasons, including the unwillingness of certain countries to recognize the extent of the problem; the inclusion in statistics only of addicts in treatment, as opposed to the total number of those addicted who might benefit from treatment. The opiate-addicted population in the U.S. and European Union is estimated to be about 6.1 million, with about 1.5 million currently receiving treatment.
Local Anaesthesia
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
Business Strategy
Our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain. To achieve this goal, we plan to continue to conduct and manage research, preclinical development, clinical development and manufacturing ourselves and to partner with other companies to access their marketing and sales capabilities. Presently, the Company’s activities and resources are heavily concentrated on our clinical trial program for TTX in cancer pain.
In general, the Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for Tectin and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and/or to take advantage of their marketing and distribution capabilities, which would be difficult and expensive for us to establish in-house. Such strategic alliances could take several forms ranging from traditional licensing agreements, with upfront payments, milestone payments, and royalties, to joint ventures, with profit sharing arrangements.

Our main focus is to commercialize Tectin to manage advanced cancer pain followed by other pain indications. Our strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, we believe that this will facilitate the regulatory approval process to achieve early commercialization of Tectin for this indication. Tectin is in Phase III clinical development in Canada. Development and commercialization of Tectin for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources.
Marketing and Sales, Manufacturing, and Research Agreements
Marketing and Sales Agreements
On May 10, 2007, the Company concluded the Termination Agreement with Esteve which terminated the collaboration on the development of all our product candidates derived from Tetrodotoxin. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining regulatory approval for marketing TTX in Europe. As a result of the Termination Agreement, WEX regained exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for drug withdrawal applications of TTX in China. Due to the lack of clinical trial activity in China, which could take years to complete, it is unlikely that the Company will realize any revenues from this distribution agreement in the foreseeable future, and the Company may never realize any such revenues.
Manufacturing Agreements
Pursuant to a Manufacturing and Option Agreement between the WEX and Sandoz Canada dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however, the parties have continued to operate under its terms. Pursuant to this agreement, Sandoz Canada has a right of first refusal to acquire an exclusive license for the Company’s injectable products in Canada.
Research Agreements
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Regulatory Requirements
A variety of legislation governs the development, manufacture, and sale of pharmaceutical products. When a company wishes to market a new drug, it must present substantial scientific evidence of the product’s safety, efficacy and quality as required by the Food and Drug Act and its Regulations in Canada, or the FDA in the U.S. A company must submit a complete dossier to the regulatory authorities in each of the countries where it wishes to market a product, and each authority may require additional studies to meet specific local regulatory requirements prior to granting marketing approval. In Canada, the authority having jurisdiction over the review and approval of new drugs is HC. The FDA and the EMEA have similar jurisdiction in the United States and Europe, respectively.
Preclinical (Animal Stage) studies seek to determine the pharmacology, toxicity and metabolism of a new drug in animals before it is administered to humans. All of the data collected during the pre-clinical studies must then be presented to the regulatory authority in the country concerned to obtain formal approval to perform clinical studies in humans. This process is called an Investigational New Drug (“IND”) application in the United States or a Clinical Trial Application (“CTA”) in Canada.

Clinical drug development is often described as consisting of four temporal phases (Phase I-IV), with the results of each stage being reviewed before approval is given for the next stage.
Phase I (Human Pharmacology Stage) starts with the initial administration of investigational new drugs into healthy volunteers. The objectives are to explore drug metabolism and drug interactions, and to estimate the initial safety and tolerability.
Phase II (Therapeutic Exploratory Stage) seeks to determine the dose and regimen for Phase III trials, and to provide basis for confirmatory studies design, endpoints and methodologies. Studies in Phase II are typically conducted on a group of patients who are selected according to relatively narrow criteria, leading to a relatively homogeneous population.
Phase III (Therapeutic Confirmatory Stage) is used to confirm the therapeutic benefit, to refine the understanding of the benefit/risk relationship in general or with respect to special populations, or to demonstrate that a drug is safe and effective for use in the intended indication and recipient population.
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be required by the regulatory agencies as a condition of approval.
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
Drug manufacturing is also regulated. Companies are required to ensure that they comply with GMP regulations, which are quality standards that require the control of production activities, raw-material procurement, complaint handling, product recalls and labeling.
Pre-Clinical Trials Involving TTX
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
Comprehensive primary and secondary pharmacology and toxicology studies were performed according to GLP through CROs in Canada and Europe. The results qualified the Company to file and maintain active IND status with Health Canada, the FDA, and China’s regulatory bodies.
Clinical Trials Involving TTX
Preliminary Studies in China
Prior to 1995, the regulatory system governing the approval for the manufacture and marketing of new drugs in China was administered at the provincial level and considerable pre-clinical testing of TTX was undertaken in compliance with provincial regulations. Pre-clinical research found TTX to be a non-addictive agent that is significantly more effective than clonidine for the treatment of withdrawal in primate models of opioid addiction. In 1995, the State Food and Drug Administration (“SFDA”), an agency of the Chinese central government was formed and new regulations required pre-clinical testing to meet new and enhanced standards. The Company completed a number of additional pre-clinical tests and submitted the results, which validated previous findings, to the SFDA.
In addition to pre-clinical studies, small quantities of TTX were made available to selected Chinese state-run addiction clinics for compassionate use and a certain number of opioid addicted patients were treated. Small quantities of TTX were also made available to selected hospitals and clinics in China for testing through a compassionate-use program by patients suffering from chronic malignant pain.

Clinical Trials in China
An application analogous to a CTA in Canada was submitted to the Chinese State Drug Administration (now SFDA) in December 1999. The review and approval was delayed to March 2002 because of a reform of China’s drug administration and drug registration procedures. The Phase I clinical trial was conducted from May 2002 to July 2003.
Forty nine healthy volunteers participated in a sequential design, randomized, double-blind, acute single ascending dose study and twenty-five healthy volunteers participated in an open label, ascending multiple dose study. All participants completed the study; none were withdrawn from or discontinued the study. The results showed that TTX is well-tolerated in acute single intramuscular doses of up to 55 µg. The intensity of the reported adverse events was generally mild or moderate. At the highest doses, numbness of lips, fingers, and toes typically occurred. Tetrodotoxin was found to have no adverse cardiovascular effect at any dose level. Blood, urine, kidney and electrocardiogram (“ECG”) results were all in the normal range for all subjects.
The Phase II clinical development for TTX was approved in China in February 2004 and commenced in July 2004. The first part of the dose-ranging preliminary study results was disclosed in October 2005. In January 2005, the Company received an approval letter for Phase II clinical trials on opiate withdrawal from the SFDA. Due to limited resources and patent issues, the Company has postponed development and has not commenced Phase II clinical trials of TTX for drug withdrawal.
Clinical Trials in North America
Analgesia
Two Phase I clinical studies in North America were conducted in 2001. The first study, WEX-001, “A Sequential Design, Randomized, Double-Blind, Acute Single Ascending Dose study of the Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, tested single doses of the active drug in an ascending manner from very small to high doses, in the microgram range. Each dose was tested in separate groups of eight subjects with six receiving active drug and two receiving placebo. Measures included 12-lead and telemetric ECG, vital signs, neurological examination, a cold-pressure pain test, a digit-symbol substitution test and subjective scales. All doses, including the highest dose given, were well tolerated. The most commonly reported side effects were numbness and tingling at peripheral sites such as the fingers, toes and lips.
The second study, WEX-002, “A Randomized, Double-Blind, Placebo-Controlled Study of Multiple-Dose Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, was completed in June 2001. In this study, TTX was tested intramuscularly in doses of 7.5 µg up to 48 µg every four hours, four times per day, for four days. Each dose was tested in a separate group of eight subjects, six receiving active drug and two receiving placebo. Based on this study, the maximum tolerated multiple dose of TTX in healthy normal volunteers was determined to be 36 µg intramuscularly every four hours, four times daily for four to seven days.
A subsequent CTA application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a No Objection Letter was received in August 2001. The Phase IIa was a dose-ranging study with up to six dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. The study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (Tectin) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (≥ 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from TTX treatment based on both objective criteria and clinical judgment. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15. The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004. The results of the Phase II study have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2007 Aug; 34(2): 171-182).

A Phase IIb/III pivotal trial was filed in November 2003, and a No Objection Letter was received in December 2003 from HC. The study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (Tectin) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.
An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the Data Monitoring Committee (the “DMC”), a committee of independent experts appointed by the Company. The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make a recommendation to the Company regarding continuation or early termination of the study. The DMC did not have any serious concerns about the safety profile of TTX. Based on the results of the planned intent-to-treat and efficacy population, the DMC concluded that the results of the primary efficacy endpoint (a statistical difference from placebo in pain reduction) would not have been able to succeed in demonstrating efficacy of drug over placebo, leading to the DMC’s recommendation to terminate the trial. However, the DMC emphasized that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed.” The continuation study, WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin) for moderate to Severe Cancer-Related Pain,” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with TTX in order to further study drug efficacy and safety was also terminated.
In light of the DMC’s recommendations, the Company conducted a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, were evaluated in this analysis. Analysis of secondary endpoints and an exploratory post hoc analysis suggested that there might be a robust analgesic effect if a composite endpoint was used including either decrease in pain level or reduction in opioid dose, plus improvement in quality of life. The re-analysis of the data was presented to Health Canada, and the regulatory agency approved the Company’s request to resume the clinical development of TTX in cancer-related pain. The results of the reanalysis have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2008 Apr; 35(4): 420-429).
The Company developed protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and filed CTA applications with Health Canada. In June 2007, WEX received No Objection Letters from Health Canada, permitting the Company to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction or reduction of opioid use with an improvement in quality of life will be used to define true responders to treatment. The secondary endpoints include the onset and duration of pain relief. The trial will enroll patients with moderate to severe inadequately controlled cancer-related pain related either to their disease or its treatment. Patients will be randomly assigned to receive either TTX or placebo for a treatment period of four days. Efficacy and safety assessments will be conducted over a period of fifteen days or until pain returns. Enrolment and dosing of the first patient in the TEC-006 trial occurred in April 2008.
All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in the open-label trial (TEC-006OL) where all patients will receive TTX. In TEC-006OL, multiple cycles of TTX will be given as long as patients experience pain relief. This open-label trial is designed to gather long-term efficacy and safety data.
The TEC-006 and TEC-006OL clinical trials will be conducted at approximately 15 medical centres in Canada. The Company anticipates that the enrolment of the 120 patients will take 18 to 24 months. An interim analysis will be conducted after 60 patients have completed dosing and data is available for analysis. If successful, the results of these clinical trials would be the basis for regulatory filings in Canada seeking approval to market TTX for cancer pain.

Drug Withdrawal
A study on the efficacy and safety of TTX alleviating naloxone-precipitated withdrawal in Methadone maintained subjects was completed in December 2004. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 µg of subcutaneous TTX, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design TTX was not administered while subjects were experiencing withdrawal symptoms.
The Company will continue to focus its efforts on the commercialization of TTX for pain management and therefore, will not pursue the development of TTX for drug withdrawal until further resources are available or a collaboration is entered into.
Other Trials
In December 2003, the Company received permission from Health Canada to commence an open-label compassionate-use clinical trial in various types of pain other than those associated with cancer. This trial is ongoing.
In May 2006, the FDA approved an IND application to initiate a clinical trial of TTX. This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. This trial has not yet started.
The Company has also developed a plan for a proof-of-concept trial (TEC-007) of TTX in chemotherapy-induced neuropathic pain. The TEC-007 trial is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. Chemotherapy-induced neuropathic pain is an area of unmet medical need and the condition seriously impacts day-to-day functioning. The Company filed a Clinical Trial Application with Health Canada in February 2009. On March 24, 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated. The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.
Manufacturing
North America
As noted above, in March 2004, an agreement was signed with Sandoz Canada to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe from Active Pharmaceutical Ingredient (API) produced by NMLP in China. The term of this agreement has expired, however the parties continued to operate under its terms for the production of clinical lots for the TEC-006 and TEC-006OL trials. The agreement provides Sandoz Canada with a first right of refusal, which has not expired, to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favorable price during the initial three year term. There can be no assurance that Sandoz Canada will continue to manufacture clinical lots of product for future clinical trials. The agreement does not cover commercial manufacturing.
China
Additional research and development and manufacturing activities of the Company were conducted by NMLP at its facilities in Nanning, Guang Xi, China.

Manufacturing of Tetrodotoxin API
Through NMLP’s proprietary processing equipment, tetrodotoxin is extracted from puffer fish and then refined using NMLP’s proprietary process. The puffer fish is found in abundance in the China Sea and other warm waters in Asia. While no commitments have been made to purchase the puffer fish, we have held discussions with a number of potential suppliers and we believe we will experience no difficulty in obtaining sufficient raw material at reasonable prices.
Manufacturing of Other Products
NMLP carried on some limited manufacturing of generic drugs and traditional Chinese remedies, which are currently for sale exclusively in China. NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China. The Nanning facility is capable of producing small-volume injectable products. The GMP license for this facility, however, expired in April 2008, and manufacturing activities were suspended. Re-certification of the facility will require upgrade and validation of the facility and equipment. Currently, management is reviewing strategic options for this non-core business.
Intellectual Property
Patents
The Company, and the pharmaceutical industry in general, attach great significance to patents and the protection of industrial secrets for new technologies, products, and processes. Accordingly, the Company’s success depends, in part, on our ability to obtain patents or rights thereto in order to protect our proprietary technologies, and carry on activities without infringing the rights of third parties.
WEX’s strategic approach has been to build a portfolio that provides broad protection surrounding our lead commercial candidate, and formulations and clinical applications for this and related compounds. The patent portfolio also provides a tiered protection strategy to provide back-up patent positions for other candidates, and other commercially significant areas. The Company continues to maintain a significant patent portfolio, including both issued patents and pending patent applications, and will continue to seek to protect its novel proprietary technology by filing patent applications, unless it believes that keeping an invention a trade secret is preferable.
The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remains confidential and that all work produced belongs to the Company or its affiliates.
As of May 1, 2008, the WEX portfolio consists of approximately 119 patents or patent applications worldwide, consisting of 37 issued patents and 82 pending applications across 23 patent families. Amongst the patents and patent applications are those protecting various therapeutic uses, dosages, formulations and processes involving the lead Tetrodotoxin (TTX) compound as well as various analogues and derivatives of TTX. In addition, there are a number of patents and patent applications involving combination therapies involving TTX in the key indication of pain management.
In November 2005, the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia”, originally issued on June 18, 2002, be re-examined in light of prior art discovered during an extensive search. WEX chose to voluntarily undergo reexamination to ensure that this patent remained strong and enforceable. The Company announced the successful issuance of a Reexamination Certificate for this patent on April 29, 2008. This patent, as re-examined, still maintains broad protection for the use of TTX, at pharmaceutically relevant doses, to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration.
A successful appeal to the European Technical Board of Appeal was also granted on May 22, 2007 setting aside the decision refusing to grant a patent for the subject matter claimed in the European patent application corresponding to U.S. 6,407,088. At the order of the Technical Board of Appeal, the matter is now back before the European examining division for further prosecution. We continue to await an office action from the European examining division.

The Company has previously advised that based on the Ruling by State Intellectual Property Office (“SIPO”) of the People’s Republic of China, the registered ownership of Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” has been transferred from the Company’s subsidiary, NMLP to a third party who alleges to have been an employer of one of the two named inventors. The patent was granted in China on January 22, 2000. Before granting, both inventors assigned their interest in the invention covered by the patent to NMLP. WEX filed an appeal of the SIPO Ruling, and the Court subsequently dismissed this appeal. The Company has since received notice that said third party has requested the German Patent and Trademark Office to transfer ownership of the issued German patent 95911187.3. The Company has been advised that no transfer of ownership can take place, at this time, without the Company’s permission. As a result of financial and other considerations, the Company has decided to continue to postpone development and testing of its opiate addiction withdrawal drug in China. The Company has also decided, at this time, not to pursue further legal options as against the third party with respect to the Chinese patent. Other options may be considered should the third party pursue additional proceedings in other countries. These developments do not affect other TTX related therapeutic indications or other research projects.
As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.
Competition
The pharmaceutical industry is highly competitive. Due to the size of the pain management market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products. We are aware of a large number of companies that are developing therapies for pain. A recent search identified more than 40 products in Phase III clinical trials and more than 80 products in Phase II clinical trials for pain. While few of these could be considered as direct competitors, based on the pain indications targeted or mechanism of action, our clinical trials will have to demonstrate competitive advantages in order for our products to achieve market share.
Human Resources
In November 2007, WEX appointed Dr. Bin Huang to replace Dr. Edge Wang as President and Chief Executive Officer.
From the period from January 2007 through August 2007, the Company’s former Controller, Mr. Vaughn Balberan, served as acting Chief Financial Officer. Following Mr. Balbaren’s resignation in August 2007 WEX’s former President and Chief Executive Officer, Dr. Edge Wang served as acting Chief Financial Officer. On October 18, 2007, Mr. Mike Lam, B.Sc., MBA, C.A. joined the team as Chief Financial Officer. Mr. Lam subsequently stepped down in January 2008 after the completion and filing of the third quarter financial statements and Dr. Bin Huang, WEX’s current President and Chief Financial Officer was appointed Chief Financial Officer. In January 2008, Mr. Kwong Choo joined the Company full time as a Financial Controller and was subsequently appointed Chief Financial Officer and Vice-President, Finance and Administration.
In June of 2008, Dr. Anh Ho resigned as Chief Scientific Officer of WEX and Dr. Jean Bourgouin was appointed to this position. Dr. Anh Ho has remained on with WEX, as the Vice President of Regulatory Affairs until February 1, 2009 and is now the Director of Regulatory Affairs.
From June 1, 2008 though March 20, 2009 Dr. Jean Bourgouin served as the Company’s Chief Scientific Officer. On March 20, 2009 Dr. Larry Gontovnick, who had served as the Companies Senior Director, Clinical Development since September 2008, was appointed to the position of Vice President, Research and Development of the Company.
As at March 31, 2008, the Company employed 66 people in total: ten people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs two people in its Hong Kong office; and NMLP employs 53 people at its facilities in Nanning, China. Eleven of the NMLP employees have technical or scientific backgrounds and qualifications.
None of the Company’s employees are governed by a collective agreement. The Company believes its relationship with its employees is in good standing.

C. Organizational structure.
The following table illustrates the Company’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated under	Ownership
Subsidiaries(1)	the laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	British Columbia, Canada	100%

Ä WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

Ä Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	100%

IWT Bio Inc. (“IWT”)	Canada	100%
D. Property, plants and equipment.
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. This facility is used as the headquarter for administration of the Company and all of its subsidiaries.
The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada. This facility is mainly used as the office our Chief Scientific Officer to oversee clinical activities in the eastern part of Canada.
Our Hong Kong subsidiary, WEX-HK, is located in an office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on March, 2010. This office is used mainly as the administration centre for NMLP.
NMLP, our principal operating subsidiary, occupies 40,040 square feet of office space and laboratory and manufacturing premises at 9 Huo Ju Road, Nanning, Guang Xi, China held under a lease expiring September 20, 2010. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately five floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future. These facilities are used for research and development activities, relating to the extraction of tetrodotoxin from puffer fish.
Management believes that these premises are adequate for our current needs and there are currently no outstanding charges against all leased assets. Management also believes that there is no environmental issues that will affect the use of all the leased premises and facilities.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating results.

Selected Annual Information
The following table summarizes selected consolidated financial data of the Company prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company’s consolidated financial statements included herein under Item 17 of this annual report on Form 20-F. The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2008	2007	2006(1)
Revenue	$1,002	$545	$629
Loss for the year	(2,799)	(4,760)	(21,622)
Basic and diluted loss per share	(0.05)	(0.13)	(0.62)
Total assets	7,519	5,333	11,891
Long term financial liabilities (2)	3,108	—	1,851

(1)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(2)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of Tectin.
For the fiscal year ended March 31, 2008, the Company recorded a net loss of $2.799 million ($0.05 per share) compared to a net loss of $4.760 million ($0.13 per share) for the fiscal year ended March 31, 2007. This decrease in net loss of $1.961 million is due to, amongst other items, gain in the settlement of the UOB Debentures (also referred to as the series 5.5% convertible debentures), recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS Financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash and short-term investments of $3.816 million as at March 31, 2008 compared to $1.627 million as at March 31, 2007.
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Product sales	$501	$357	$441
License fees	501	188	188

	$1,002	$545	$629

Revenue — 2008 compared to 2007
For the year ended March 31, 2008 the total generic and other sales were $501,000 or an increase of $144,000 when compared to $357,000 in revenues for the year ended March 31, 2007. The Company continues to evaluate various business opportunities for its generic pharmaceuticals business in China, while remaining focused on the commercialization of Tectin.
On May 11, 2007, WEX terminated its license and collaboration agreement with Esteve, which was signed in November 2002. Upon termination of the agreement, the remaining balance of deferred revenue of $500,745 was recognized as revenue. License fees of $187,776 for the year ended March 31, 2007 were related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This original payment was recorded as deferred revenue and was being amortized on a straight-line basis.

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
Expenses

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Cost of products sold	$272	$205	$277
Amortization	193	240	913
General and administrative	3,020	2,479	4,458
Research and development	1,447	1,748	10,641
Sales and marketing	30	66	69

	4,962	4,738	16,358

Expenses — 2008 compared to 2007
Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales were 48% for the twelve months ended March 31, 2008 and 43% for the prior 2007 period.
Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Amortization of production and equipment is included in inventory and cost of sales. As such, a portion is included in the cost of goods sold. Total amortization expense decreased to $193,000 for the fiscal year ended March 31, 2008 from $240,000 for the fiscal year ended March 31, 2007. This decrease of $47,000 was due the disposal of capital assets and minimal capital purchases during the year.
General and Administrative
General and administrative expenses increased to $3.02 million for the fiscal year ended March 31, 2008 from $2.48 million for the fiscal year ended March 31, 2007. This increase of $540,000 was largely due to fees and settlement expenses associated with the CKLS Financing with respect to a private placement of equity and debt, offset by lower operating cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses totalled $1.45 million for the fiscal year ended March 31, 2008 as compared to $1.75 million for the fiscal year ended March 31, 2007 or a decrease of $300,000 or 17%. The decrease is primarily due to the cancelling of the clinical trial in March 2006 and the suspension of most research related activity while waiting for the CKLS Financing to be completed. However, it is expected the clinical trial and salary costs will now increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.

Sales and Marketing
Sales and marketing costs were lower for the fiscal year ended March 31, 2008 as compared to the previous fiscal year, due to cost containment measures implemented by the Company.
Other Income and Expenses
Other income and expenses for the fiscal year ended March 31, 2008 decreased by $1,735,000 to a gain of $1,170,000 from an expense of $565,000 for the fiscal year ended March 31, 2007. The decrease is mainly a result of the settlement gain of $1,215,000 realized on the complete settlement of the UOB Debentures (also referred to as the series 5.5% convertible debenture) liabilities.
Foreign exchange gains over the prior year periods had a significant impact on the decrease in losses due to the loss in value of the US dollar in spite of the decreasing strengths of the Chinese renminbi and Hong Kong dollar.
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
Other Income and Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Convertible debentures — interest expense	$(766)	$(704)	$(560)
Convertible debentures — settlement	—	(831)	—
Interest and sundry income	111	365	447
Impairment of intangible assets	—	(3,613)	—
Restructuring costs	—	(780)	—
Gain on settlement of accounts payable	172	—	—
Foreign exchange loss	(82)	(329)	(518)

Total other expenses	$(565)	$(5,892)	$(631)

Total other expense for the fiscal year ended March 31, 2007 decreased by $5,327,000 to $565,000 from $5,892,000 for the fiscal year ended March 31, 2006. The decrease is mainly a result of the impairment of intangible assets arising from the write down of the technology licenses from the acquisition of the remaining 46% interest in NMLP, convertible debentures, interest and settlement and restructuring costs for the year ended March 31, 2006.
Interest and Sundry Income
Investment and other income for the twelve months ended March 31, 2007 decreased by $254,273 to $110,702 from $364,975 for the twelve months ended March 31, 2006 due to the redemption of most investments in prior periods to fund clinical trials and general operating expenses.
Convertible Debentures Interest
On June 14, 2004, the Company’s wholly owned subsidiary, WEX-HK, issued the UOB Debentures, unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The interest rate on these UOB Debentures was 5.5% per year payable semi-annually. The UOB Debentures were convertible at any time at the option of the holder into shares of the Company at a conversion price of $5.00 per share based on the Canadian dollar equivalent of the UOB Debentures of approximately $7,000,000. The Company had the option to request a conversion at any time if the Company’s shares traded for ten consecutive days at a price of at least $7.50 per share.

In accordance with Section 3860 of the CICA Handbook, the Company allocated the proceeds from the UOB Debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, WEX-HK and the debentures holders amended the repayment terms of the UOB Debentures. The UOB Debentures, previously repayable at maturity of June 2009, became repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the UOB Debentures remained the same.
For the year ended March 31, 2007 the total interest expense on these UOB Debentures was $766,428 or an increase of $61,937 when compared to $704,491 in interest for the year ended March 31, 2006.
Summary of Quarterly Results
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending March 31, 2008. The Company did not have any discontinued operations or extraordinary items in this period.

			Basic and
		Loss for the	Diluted Loss per
(in thousand of dollars, except per share amounts)	Revenues	Period	Share	Total Assets
June 30, 2006 (1)	$123	$(1,422)	$(0.04)	$8,179
September 30, 2006 (1)	154	(814)	(0.02)	7,373
December 31, 2006 (1)	133	(1,238)	(0.04)	5,666
March 31, 2007	135	(1,286)	(0.03)	5,333
June 30, 2007	681	(334)	(0.01)	4,396
September 30, 2007	143	(1,014)	(0.02)	4,073
December 31, 2007	66	(584)	(0.01)	6,257
March 31, 2008	112	(867)	(0.01)	7,519

(1)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements. The Company made revisions to amortization expense, convertible debenture interest and foreign exchange and convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The basis of the restatement is described in Note 2 to the Company’s September 30, 2007 financial statements.

The net effect on basic and diluted loss per share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per share.
•
Revenues up until the quarter ended June 30, 2007 include a combination of sales of generic drugs and license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Subsequent quarters represent only generic drug sales.

•	The quarterly loss over the most recent eight quarters has been affected largely by the following significant events:

•
R&D expenditures were relatively high in the quarter ended June 30, 2006 following cancellation of the TEC-014 study. R&D expenditures then remained low until the March 31, 2008 quarter when we started on the TEC-006 clinical trial.

•	Legal and related expenses were relatively high throughout calendar 2007 as the Company addressed certain conditions precedent to the CKLS Financing.

•
The loss for the quarter ended December 31, 2007 was reduced by the gain on the final discounted settlement of the UOB Debentures. The loss was increased by legal fees of approximately $386,000 to finalize the CKLS Financing and settlements of legal proceedings and restructuring costs of $760,000.

•
The loss for the quarter ended June 30, 2007 was reduced by the inclusion of the remaining deferred Esteve licence fee revenue of $501,000. No further licence fee revenue was recognized after June 30, 2007.

•	The loss for the quarter ended September 30, 2006 was reduced by a R&D tax credit adjustment of $173,000.

•	In addition, in 2007 there were foreign exchange gains mainly due to the appreciation of the Chinese renminbi against the Canadian dollar.
Currency
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
Inflation
We do not believe that inflation has a significant impact of the Company’s results of operations.
Outlook
The Company expects to incur operating losses for the foreseeable future as the lead product, Tectin, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin, as well as the Company’s other initiatives in research, development, and business development activities.
B. Liquidity and capital resources.
As at March 31, 2008, the Company had cash short term investments of $3,815,631, compared to $1,627,427 at March 31, 2007. Major contributors to the net change are as follows:
•	$9,990,000 proceeds from CKLS Financing, received in October and December, 2007 and March 2008
•	$1,560,000 financing costs applied against proceeds from issuance of shares and debentures
•	$2,060,000 payment for the outstanding debentures
•	$4,690,000 used in operating activities for the fiscal year ended March 31, 2008
During the fiscal year ended March 31, 2008, receivables decreased from $1.420 million to $1.140 million, due mainly to the receipt of investment tax credits. Included in accounts payable and accrued liabilities at March 31, 2008, is a provision of $589,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and intends to vigorously defend this claim. During the period, the Company paid off its UOB Debentures for a discounted principal sum of $1.967 million, issued 16.327 million restricted voting shares to CKLS for gross proceeds of $4.490 million, and as well issued the Debenture ($5.5 million as at March 31, 2008) to CKLS. A portion ($2,148,799) of the Debenture was allocated to equity net of issue cost of $211,270.

As at March 31, 2008, the Company has received a total of $9.9 million from the CKLS Financing that was closed on October 17, 2007 in form of a share subscription ($4.490 million) and the issuance of the Debenture (as at March 31, 2008 $5.5 million). The remaining $10.1 million was advanced to WEX in quarterly instalments ending March 2009. We believe that our cash balances in place, along with the scheduled quarterly instalments from the CKLS Financing, will be sufficient to fund our operating and capital requirements for the next 15 months.
As at March 31, 2008 the Company had working capital of $3,780,120. Working capital is defined as current assets less current liabilities. Working capital provides information on the Company’s ability to meet its obligations and fund ongoing operations. Included in working capital is cash of $3,815,631 which is held in different currencies as follows:

	March 31,	December 31,	September 30,	March 31,
(in thousands of dollars)	2008	2007	2007	2007

Canadian dollars	$3,595	$3,157	$31	$250
U.S. dollars	4	6	35	7
Chinese renminbi	174	72	199	457
Hong Kong dollars	43	4	48	913

	3,816	3,239	313	1,627

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions. Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
In order to comply with certain PRC regulations, funds required by NMLP (Wex’s PRC subsidiary) are transferred by Wex to WEX-HK (Wex’s Hong Kong subsidiary) and in turn lent by WEX-HK to NMLP.
Financial Instruments and Other Instruments
Convertible debentures
(a)	The UOB Debentures (Series 5.5% convertible debentures) maturing December 31, 2007 (Denominated in US dollars)

As of October 17, 2007 the remaining aggregate principal amount of the UOB Debentures of US$3,241,875, which is equivalent to $3,177,038 was settled in full with a discounted principal payment to the debenture holders in the amount of US$2,000,000 or equivalent to $1,966,800.

(b)	The Debenture (London Interbank Offered Rate or “LIBOR” plus 4% convertible debentures) maturing two years from date of issue in the principal sum of $15,600,000.
The proceeds raised under the CKLS Financing are to be applied to fund the cost of WEX’s planned phase III clinical trials of Tectin and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
Instalments of $2,000,000, $1,500,000 and $2,000,000 were received on October 17, December 31, 2007 and March 31, 2008 respectively.

The remaining funds of $10,100,000 under the Debenture terms were advanced quarterly to WEX following the end of each financial quarter commencing June 30, 2008 through March 31, 2009. The Debenture imposes significant restrictions on the activities of WEX throughout its term, including restrictions relating to: changes to the nature of the Company’s business; the issuance of securities; re-pricing of options; the borrowing of money or creation of indebtedness; the sale, lease assignment or transfer of assets; the redemption or re-purchase of securities; the declaration or payment of dividends; the utilization of proceeds from the Debenture; the guarantee of indebtedness; entering into partnerships, joint ventures or similar arrangements; the preservation of intellectual property rights; the granting of a security interest, lien or encumbrance on the Company’s assets; amending the Company’s constating documents; the pledge or transfer of any of the securities of the Company’s subsidiaries; the purchase of fixed assets and the hiring and employment of additional employees.
The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price (as defined below) of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX over the last five trading days prior to the conversion date. The potential conversion of the amounts advanced under the Debenture to March 31, 2008 may result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares and as of March 31, 2009 may result in the issuance of between 8,914,286 and 312,000,000 restricted voting shares, both of which may result in a change of control of the Company.
The Debenture bears interest at the rate of LIBOR plus 4% per year, calculated semi-annually, not in advance, and payable semi-annually commencing March 31, 2008 by way of the issuance of restricted voting shares at an issue price equal to VWAP of such shares on the TSX for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). Interest accrued to March 31, 2008 of $113,838 is included in accounts payable and accrued liabilities.
The issue price of the restricted voting shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per share or less than $0.05 per share.
The fair value of the Debenture is calculated at the present value of future contractual payments of principal and interest, discounted at a rate of 25% per year which approximates the risk of capital applicable to market rates of interest. After taking into account offering costs, this equates to an effective interest rate of 28%. As at March 31, 2008 the equity component of the advances under the Debenture issued from October 17, 2007 to March 31, 2008 is $2,148,799 and the fair value component of the liability is $3,351,201.
Other Instruments
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
Commitments for capital expenditures
As at March 31, 2008 the Company had no material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
See above under the heading “Expenses” the amount spent during each of the last three financial years on research and development activities.

Tectin
The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain due to the preliminary findings of the DMC, a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving Tectin compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis have been published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
Other Applications of TTX
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances until further resources are available or until the Company enters into a suitable partnership/collaboration.
The Company has also developed a plan for a proof-of-concept trial (TEC-007) of TTX in chemotherapy-induced neuropathic pain. The TEC-007 trial is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. Chemotherapy-induced neuropathic pain is an area of unmet medical need and the condition seriously impacts day-to-day functioning. The Company filed a Clinical Trial Application with Health Canada in February 2009. On March 24, 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated. The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.

Intellectual Property
In September 2007, the Company was granted Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”. Foreign counterparts of both patents have been previously issued in China and are pending in other countries.
In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful re-examination strengthens the intellectual property rights for Tectin.
D. Trend information.
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2007 to March 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
F. Tabular disclosure of contractual obligations.
Contractual Obligations and Contingencies
The following table summarizes contractual obligations as March 31, 2008 and payments due for each of the next five years and thereafter:

	Payments Due by Period
	(in thousands of dollars)
					More
		Less than 1			than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years

Long-Term Debt Obligations	$6,219	0	$6,219	$0	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	380	230	144	6	0
Purchase Obligations	25	25	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the Primary financial statements	0	0	0	0	0

Total	6,624	255	6,363	6	0

On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,591,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

On April 25, 2008 WEX received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 Wex received correspondence requesting Wex’s further consideration of the payment. On April 29, 2009 Wex responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
As at June 1, 2009, the names of each of our directors, senior managers and any employees upon whose work the Company is dependent, their position and offices held with the Company and principal occupations (the information concerning these respective individuals has been furnished by each of them) are set out below:

Name	Principal Occupation(1)	Position with the Company
Alan Yu(2)	Vice President and Chief Operating Officer of CK Life Sciences Int’l (Holdings) Inc. in Hong Kong	Director and Chairman of the board (Director since July 15, 2007 and Chairman since October 17, 2007)

Victor Tong(2)	Chief Financial Officer of CK Life Sciences (North America) Inc.	Director (since July 15, 2007)

Simon Anderson, CA(3)	President, S2 Management Inc.	Director (since December 16, 2005)

Michael (Guang) Luan(3)	Businessman	Director and Vice Chairman (Director since April 13, 2005; Chairman for the period from April 13, 2005 to October 17, 2007 and Vice Chairman since October 17, 2007)

Dr. Tom Du(3)	Chief Consultant, Humphries Industries Ltd.	Director (since September 29, 2006)

Kenneth M. Strong (3)	President of Technology Development Corporation.	Director (since September 29, 2006)

John Winton Sibert, III(3)	Member of the Malibu City Council	Director (since September 29, 2006)

Bin Huang	President and Chief Executive Officer of WEX (4)	President and Chief Executive Officer (since November 20, 2007)

Kwong Choo	Chief Financial Officer and Vice-President, Finance and Administration of WEX(4)	Chief Financial Officer and Vice-President, Finance and Administration (since July 1, 2008)

Name	Principal Occupation(1)	Position with the Company
Dr. Anh Ho Ngoc, PhD	Consultant	Director of Regulatory Affairs
(since February 1, 2009)
Vice President Regulatory Affairs
(from December 20, 2005 to February 1, 2009)
Chief Scientific Officer
(from September 27, 2001 to June 1, 2008)

Peter Stafford	Associate Counsel, Fasken Martineau DuMoulin LLP Barristers and Solicitors	Corporate Secretary (Since September 29, 2006) Director (from September 27, 2001 to September 29, 2006)

Dr. Larry Gontovnick	Vice President, Research and Development of WEX	Vice President, Research and Development (since March 20, 2009) Senior Director, Clinical Development (from September 2008 through March 20, 2009)

(1)	See biographies below

(2)
These directors are appointed by the holder of the class A special share, the CKLS Designee an indirect wholly-owned subsidiary of CKLS. The CKLS Designee holds approximately 27% of the Company’s restricted voting shares. As holder of the class A special share, the CKLS Designee has the right to elect a certain number of the directors of WEX, such number being dependent on the ratio of restricted voting shares held to the total issued and outstanding restricted voting shares rounded up to the nearest whole number. The CKLS Designee holds approximately 27% of the Company’s restricted voting shares. At present this right provides for the election of two of the seven directors of WEX. Each of these directors will hold office until the next election of directors by the CKLS Designee is made following the next annual general meeting.

(3)	The term of office for each of these directors will expire at WEX’s next annual general meeting.

(4)
The CKLS Designee, as the holder of the class A special share also has the right to designate the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer of WEX and without the approval of CKLS Designee WEX is not permitted to appoint or dismiss the Chairman and the Vice Chairman of the board or the Chairman of the audit committee. The rights with respect to the appointment of officers are subject to the officers meeting the requirements of applicable securities and corporate legislation, regulations and policies.

From June 1, 2008 though March 20, 2009 Dr. Jean Bourgouin served as the Company’s Chief Scientific Officer. See biography below.

Profiles of Directors, Senior Managers and any Employees upon whose work the Company is dependent:

Name	Principal Occupation and Related Experience
Alan Yu Hong Kong, China Director and Chairman of the board	Mr. Yu is Vice President and Chief Operating Officer of CK Life Sciences Int’l (Holdings) Inc. in Hong Kong and is responsible for its commercial activities, including manufacturing and marketing of all product applications. CK Life Sciences Int’l (Holdings) Inc. is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas. Prior to joining the Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson. Mr. Yu holds a Bachelor of Arts degree and a Master’s degree in Business Administration.

Victor Tong Ontario, Canada Director	Mr. Tong is the Chief Financial Officer of CK Life Sciences (North America) Inc. and oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of CK Life Sciences Int’l (Holdings) Inc. CK Life Sciences Int’l (Holdings) Inc. is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Prior to joining the CK Life Sciences Int’l (Holdings) Inc., he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte. Mr. Tong holds a Bachelor of Business Administration degree and a Master of Business Administration degree. He is also qualified as a professional accountant in the Province of Ontario.

Simon Anderson British Columbia, Canada Director	Mr. Anderson is President of S2 Management Inc. a company that provides advice on financial management, reporting, corporate structuring and financing to public companies or companies seeking a public listing. From September 1996 through August 2008 Mr. Anderson was Vice President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. Prior to joining MCSI, Mr. Anderson was with BDO Dunwoody and previously with Collins, Barrow Chartered Accountants. As a Chartered Accountant with over 19 years experience in the financial markets, Mr. Anderson brings extensive expertise in the areas of corporate finance, financial consulting and mergers and acquisitions. Currently, Mr. Anderson is also a board member and/or Chief Financial Officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Michael (Guang) Luan Beijing, China Director	Mr. Luan is a business man and an investor. He has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and Chief Executive Officer of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years.

Name	Principal Occupation and Related Experience
Dr. Tom Du, Washington, DC, USA Director	Dr. Du is Chief Consultant of Humphries Industries Ltd. (“Humphries”), a global pharmaceutical consulting company. Dr. Du commenced working for Humphries in 2004 as Vice President, Global Regulatory Affairs and in 2006 became the Chief Consultant. Prior to working for Humphries, Dr. Due was the Senior Director Clinical and Regulatory Affairs for Hutchison Medipharma Inc., which position he assumed in 2002. He has extensive experience in drug development and has held senior positions with a number of pharmaceutical companies in the United States and Asia. He was a reviewer at the FDA between 1994 and 2000, and has consulted extensively with pharmaceutical companies since 2000. Dr. Du graduated from Tianjin Medical University and received further training in Pathology at McGill University and Harvard University. Tom has been a board member in several pharmaceutical companies during the past 5 years.

Kenneth M. Strong Ontario, Canada Director	Mr. Strong serves as President of Technology Development Corporation (since 1996) and Chairman of Environmental Capital Corporation (since 1994), both of Ottawa, Canada, which are engaged in investment in and development of technology based businesses, and Vice President of Strovest Holdings, Inc., a family holding company, since 1987. Since 2005, Mr. Strong has been the President and Chief Executive Officer, S3Holdings, Inc. (“S3”) of Ottawa, Canada. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations.

Dr. John Winton Sibert, III California, USA Director	Dr. Sibert is a member of the Malibu City Council. He is a former Managing Partner of GFG China Holdings, LLC and Global Financial Group, LLC, entities engaged in evaluating opportunities and investing in later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. He is the immediate past Chief Operating Officer of the California State University Institute overseeing commercialization of technology activities from the 23 CSU campuses. He was the founding Executive Director of the Alaska Science & Technology Foundation. Prior to that, he directed exploratory research and managed the Corporate Research Laboratory for Atlantic Richfield Company (ARCO) developing alternative energy technology. Dr. Sibert has been a chemistry professor and administrator at Yale University, California Institute of Technology and California State Universities. He is the Founding Chairman of the National Association of Seed & Venture Funds and formerly a member of the State of California Capital Formation and Business Investment Committee. He is past chairman of the Best Practices Committee National Governors Association and on the advisory and review committees on technology commercialization for NASA. He has been a consultant for a number of government, non-profit, and private sector organizations. He is a former Trustee of the Claremont Graduate University and on the advisory board of the Venture Finance Institute of the Peter F. Drucker School of Management. Dr. Sibert received his B.S. and M.S. in Chemistry from the South Dakota School of Mines & Technology and his Ph.D. from the University of California San Diego.

Name	Principal Occupation and Related Experience
Dr. Bin Huang British Columbia, Canada President and Chief Executive Officer	Dr. Huang joined the company in November 2007. Her previous experience includes one year as the Vice President of Corporate Development for Chemokine Therapeutics Corp., 2 years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and 5 years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a partner at GMP Securities. Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.

Kwong Choo British Columbia, Canada Chief Financial and Vice-President, Finance and Administration	Mr. Choo joined the Company in December 2007. From the period of December 17, 2007 to June 30, 2008, Mr. Choo served as the Financial Controller of the Company. On July 1, 2008 he was appointed Chief Financial Officer and Vice-President Finance and Administration. His previous experience includes 7 years as the Group Controller of RCI Capital Group. Mr. Choo’s educational background includes finance, management and accounting training through Certified General Accountants of British Columbia and Chartered Institute of Management Accountants, United Kingdom.

Dr. Jean Bourgouin Quebec, Canada Chief Scientific Officer	Dr. Bourgouin was the Chief Scientific Officer of the Company from June 1, 2008 through March 20, 2009. He has over 25 years of global clinical drug development experience in the pharmaceutical industry. He joined Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada) (“Aventis”) in 1982 and held positions of increasing responsibility, serving as Vice President of Scientific Affairs at Aventis for eight years. In this role, he had responsibility for all stages of clinical development and product registration in Canada as well as registration and market access implementing health economics, health management and professional education strategies. Since leaving Aventis in 2004, he had held executive positions with WEX and Bradmer Pharmaceuticals. He was previously Chief Medical Officer of the WEX from March 2005 to March 2006 and Vice President Medical Affairs at Bradmer Pharmaceuticals Inc. from 2006 to 2007. Dr. Bourgouin is a graduate of Université de Montréal where he acquired a doctorate diploma in medicine. He went on to become Associate Professor in the Pharmacology Department of Université de Montréal. He received his B.A. from Collège Jean de Brébeuf, his M.Sc. in Pharmacology from Université de Montréal, and is a licensed member of the Medical Council of Canada.

Dr. Larry Gontovnick British Columbia, Canada	Dr. Gontovnick joined the Company as Senior Director, Clinical Development in September 2008 and was appointed to the position of Vice President, Research and Development in March 2009. A pharmacologist by training, Dr. Gontovnick brings to WEX over 20 years of experience in drug development in the pharmaceutical industry. His previous positions include Vice President, Drug Development at Twinstrand Therapeutics Inc. and Vice President, Clinical Development and Regulatory Affairs at Cipher Canada Inc., where he was responsible for the clinical programs and regulatory filings in the U.S. and Canada. Prior to these roles, Dr. Gontovnick held the position of Senior Director, Clinical Development at GlaxoSmithKline Canada Inc., where he led a department of 150 scientific and administrative staff. He also served as Senior Director, Clinical Development at GlaxoWellcome Canada Inc., Director, Clinical Research at Glaxo Canada Inc. and Head, Clinical Investigation at CIBA-Geigy Canada Ltd. Dr. Gontovnick received his Ph.D. degree in pharmacology from the University of British Columbia and was a Medical Research Council of Canada Postdoctoral Fellow at the University of Wisconsin’s McArdle Laboratory for Cancer Research.

Name	Principal Occupation and Related Experience
Dr. Anh Ho Ngoc Québec, Canada V.P. Regulatory Affairs and Chief Scientific Officer	Dr. Ho joined the Company in 2000. From the period of September 27, 2001 through June 1, 2008 Dr. Ho served as the Chief Scientific Officer of WEX. From December 20, 2005 through February 1, 2009 she served as Vice-President of Regulatory Affairs and since February 1, 2009 she has been the Director of Regulatory Affairs. Prior to joining WEX, Dr. Ho was a regulatory affairs professional with multinational pharmaceutical companies for 20 years, with increasing responsibilities. Earlier in her career, Dr. Ho worked for several years as a Research Scientist at the Bureau of Drug Research, Health Canada. Dr. Ho holds a PhD degree in Pharmaceutical Sciences from the University of Montreal and is a member of the Ordre des Pharmaciens du Quebec.

Peter H. Stafford, British Columbia, Canada Corporate Secretary	Mr. Stafford is Associate Counsel and consultant to Fasken Martineau DuMoulin LLP, Barristers and Solicitors. From the period from September 27, 2001 through September 29, 2006 Mr. Stafford served on the board of directors of WEX. Mr. Stafford joined one of the predecessor firms of Fasken in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr. Stafford was Vice President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken as a partner in 1989. From November 2003 until his retirement in February 2006 Mr. Stafford was based in the Johannesburg office of Fasken.
Directorships
The following table provides information about directors of the Company who are also directors of other publicly-traded companies.

Name	Names, trading symbols and headquarters of other publicly-traded companies	Position
Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director
Simon Anderson	International Beryllium Corporation, Canada, TSXV — IB	Director
Victor Tong	China Zirconium Limited, Hong Kong, TSX (CZL) and Hong Kong (395)	Director
Alan Yu	CK Life Sciences Int’l (Holdings) Inc., Hong Kong, GEM — 8222	Director

B. Compensation.
Cash Compensation
The following table is a summary of compensation paid to members of our senior management, and administrative, supervisory and management bodies:

	Annual Compensation —	Other Cash Compensation
	for the fiscal year ended	for the fiscal year ended
Name and Principal Position	March 31, 2008	March 31, 2008
Bin Huang(1)	$93,635	Nil
President & Chief Executive Officer

Anh Ho Ngoc(2)	$222,250	Nil
Director of Regulatory Affairs

Kwong Choo(3)	21,302	Nil
Chief Financial Officer and Vice-President, Finance and Administration

Edge Wang(4)	$143,855	$150,000
Former President & Chief Executive Officer

Mike Lam(5)	$32,774	Nil
Former Chief Financial Officer

Vaughn Balberan(6)	$36,237	Nil
Former Acting Chief Financial Officer

(1)
Dr. Bin Huang was appointed President and Chief Executive Officer on November 19, 2007. From November 20, 2007 through July 1, 2008 she was Acting Chief Financial Officer. Annual salary $270,000.00, which increased to $300,000.00 on April 1, 2008.

(2)
Dr. Anh Ho Ngoc also served as Chief Scientific Officer from September 27, 2001 through June 1, 2008 and Vice President of Regulatory Affairs from December 20, 2005 through February 1, 2009. On February 1, 2009 the Company entered into a new consulting agreement with Dr. Ho and she took on the role of Director of Regulatory Affairs. Figure represents amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.

(3)
Mr. Kwong Choo was appointed Chief Financial Officer and Vice-President, Finance and Administration on July 1, 2008 and receives an annual salary of $150,000.00. From December 17, 2007 to July 1, 2008 Mr. Choo was the Financial Controller of WEX and received an annual salary of $100,000.00.

(4)
Dr. Edge Wang served as President and Chief Executive Officer and from December 20, 2005 through November 19, 2007 and Acting Chief Financial Officer from August 14, 2007 through October 17, 2007. From November 19, 2007 through February 17, 2008 he was a consultant.

(5)
Mr. Mike Lam served as Chief Financial Officer from October 17, 2007 to November 20, 2007. Figure represents amounts billed for services as Chief Financial Officer under a service contract with Lam Lo Nishio Charted Accountants pursuant to which the Company paid $8,000 per month, excluding GST and PST.

(6)	Mr. Vaughn Balberan served as Acting Chief Financial Officer from January 2, 2007 to August 13, 2007. Figure represents amounts billed under a service contract excluding GST and PST.
In addition to the foregoing Dr. Jean Bourgouin commenced as Chief Scientific Officer of the Company on June 1, 2008 and pursuant to his employment contract received a base salary of $180,000 per year and on commencement was granted options to acquire 150,000 restricted voting shares for $0.86 per share, vesting over 4 years and was eligible to receive a bonus of up to 25% of his base salary and options to acquire 150,000 restricted voting shares based on the achievement of milestones determined by the board. Dr. Bourgouin devoted 60% of his time to the Company. On March 20, 2009 Dr. Bourgouin resigned.
Further, Dr. Gontovnick joined the Company as Senior Director, Clinical Development in September 2008 and pursuant to his employment contract receives a base salary of $180,000 per year and on commencement was granted options to acquire 75,000 restricted voting shares for $0.46 per share, vesting over five years and is eligible to receive a bonus of up to 25% of his base salary and options to acquire 50,000 restricted voting shares based on the achievement of milestones determined by the board. Dr. Bourgouin is required to devote 40 hours per week to the Company. On March 20, 2008 Dr. Gontovnick was promoted to the position of Vice President, Research and Development. On appointment to this position the board granted Dr. Gontovnick options to acquire an additional 75,000 common shares at $0.20 per share vesting over five years. The terms of his employment contract remain the same.
In addition, during the fiscal year ended March 31, 2008, the Company agreed to pay each member of the board an annual fee of $10,000 plus an attendance fee of $1,000 per board meeting. The Company also agreed to pay each member of the board an attendance fee of $500 per committee meeting.
Except as stated above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX. There were no options granted to directors during the most recently completed financial year.

The directors were paid the following amounts as director’s fees for the year ended March 31, 2008:

Simon Anderson	$28,750
Benjamin Chen(1)	$13,957
Tom Du	$22,000
Guang (Michael) Luan	$8,361
John Winton Sibert, III	$25,250
Kenneth M. Strong	$25,500
Victor Tong(2)	$11,092
Alan Yu(2)	$12,092

(1)	Ceased to be a director on July 27, 2007.

(2)	Alan Yu and Victor Tong were appointed by the board July 15, 2007 and then elected as directors on September 17, 2007.
Options Granted
The Company’s stock option plan, incorporated by reference herein to Exhibit 4.7 of the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009 provides that the directors may from time to time grant options to employees, officers, directors or consultants to the Company or its affiliates. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to one restricted voting share, subject to certain adjustments. The exercise price for options granted pursuant to the stock option plan will be determined by the directors on the date of the grant, which price may not be less than the market value. Market value is defined under the stock option plan as the closing board lot sale price per restricted voting share on the TSX on the trading day immediately preceding the grant day and if there is no board lot sale on such date, the last board lot sale prior thereto. The term of the options granted is determined by the directors.
Pursuant to the stock option plan, additional terms and conditions may be imposed by the directors on options granted under the stock option plan. The stock option plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of options.
The total number of restricted voting shares that may be reserved for issuance to any one participant pursuant to options granted under the option plan may not exceed 5% of the restricted voting shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of restricted voting shares that may be issued to insiders of the Company and their affiliates pursuant to options granted under the option plan within any one-year period, when taken together with the number of restricted voting shares issued to such insiders under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding restricted voting shares on a non-diluted basis at the end of such period and in the case of any one insider and his associates, shall not exceed 5% of the issued and outstanding restricted voting shares. The maximum number of restricted voting shares that may be reserved for issuance under options granted to insiders and their associates under the option plan together with the number of restricted voting shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding restricted voting shares on a non-diluted basis at the grant date of the options.
Unless otherwise determined by the directors in accordance with the terms of the stock option plan, if the holder of the option ceases to be an eligible participant under the option plan due to:
1.	retirement or disability, the holder has up to 365 days to exercise any vested options;
2.
termination of employment within the six months following a change of control (as defined in the stock option plan), the holder has 180 days from the date of such termination to exercise vested options;

3.	death, the holder’s estate has 365 days to exercise vested options;
4.	any reason other than death, disability, retirement, change of control or cause, the holder has 30 days to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period. If the employment, engagement or directorship of the holder of the option is terminated for cause, all outstanding unvested options held by the holder will terminate. The directors may in its discretion increase the periods permitted to exercise all or any of the options covered by the grant provided it does not exceed the applicable exercise period.
In the event that:
1.
we subdivide, consolidate, or reclassify our outstanding restricted voting shares, or make another capital adjustment or pay a stock dividend, the number of restricted voting shares receivable under the stock option plan will be increased or reduced proportionately;

2.
we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the option plan will, upon exercise thereafter of such option, to receive, in lieu of restricted voting shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

3.
the exchange or replacement of our shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the directors may, in a fair and equitable manner, determine the manner in which all unexercised options shall be treated, including requiring the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise; and

4.
an offer to purchase all of the restricted voting shares is made by a third party, we may require the acceleration of the time for the exercise of the option and the time for the fulfillment of any conditions or restrictions on such exercise.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the directors may, from time to time amend, suspend or terminate the option plan in whole or in part.
The TSX requires all amendments to be approved by shareholders regardless of the nature of the amendment, except for those amendments which the option plan identifies, the TSX permits and the shareholders approve, which may be made without shareholder approval. Currently the option plan does not make provision for any amendments without shareholder approval as required by the TSX.
In addition, the option plan and any outstanding options may be amended or terminated by the directors if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the restricted voting shares or to obtain or maintain a listing or quotation of our restricted voting shares.
The directors may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the option must consent to such action if it would materially and adversely affect the holder. The exercise price of any outstanding option granted to an insider may not be reduced and the original option period may not be extended for an insider unless disinterested shareholder approval is obtained in accordance with regulatory requirements.
A copy of the option plan may be obtained by any shareholder by request to the Secretary of the Company at 1601-700 West Pender Street, Vancouver, BC V6C 1G8.

During the fiscal year ended March 31, 2008 the Company granted the following options to its directors and members of senior management, and administrative, supervisory and management bodies pursuant to its stock option plan:

	Number of stock
Optionee	options granted	Exercise Price	Expiry Date
Bin Huang	150,000	0.51	November 19, 2012
President and Chief Executive Officer
C. Board practices.
Each director elected by the holders of the restricted voting shares will hold office until the next annual meeting of the Company and each of the directors elected by the CKLS Designees will hold office until the next election of directors by the CKLS Designee is made following the next annual general meeting of the Company or in either case until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles and bylaws of the Company or with the provisions of the CBCA.
The officers are appointed by the directors.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into employment contracts with Dr. Bin Huang, Dr. Jean Bourgouin, Mr. Kwong Choo and Dr. Larry Gontovnick.
In the event that Dr. Bin Huang is terminated without cause by the Company she is entitled to her base salary for a six month period. Her current base salary is $300,000 annually with a bonus of up to 25% of her base salary.
Until March 20, 2009 when Dr. Jean Bourgouin resigned he received a base salary of $180,000 per year and was eligible to receive a bonus of up to 25% of his base salary. Mr. Kwong Choo receives a base salary of $150,000 per year and is eligible to receive a bonus of up to 25% of his base salary. Dr. Gontovnick receives a base salary of $180,000 per and is eligible to receive a bonus of up to 25% of his base salary. The employment contracts with Dr. Jean Bourgouin, Mr. Kwong Choo and Dr. Larry Gontovnick provide that they are entitled, upon termination without cause by the Company, to notice of termination or pay in lieu of notice of termination, pursuant to the Employment Standards Act (British Columbia).
There is a consulting agreement with Dr. Anh Ho Ngoc. Previously we had a consulting agreement with Lam Lo Nishio Charted Accountants in respect of Mr. Lam’s position as Chief Financial Officer from October 17, 2007 through November 20, 2007.
Board Committees
Compensation and Nominating Committee
The Compensation and Nominating Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee is responsible to oversee the development and implementation of compensation programs in order to support the Company’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Company’s board of directors regarding the Company’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer’s succession plan is in place. The current members of the Compensation and Nominating Committee are Alan Yu (Chair), Michael Luan and Tom Du, all of whom are independent directors.

Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The Committee oversees the Company’s investor relations and public relations activities. The members of the Corporate Governance Committee are Alan Yu (Chair), John Winton Sibert, III and Kenneth M. Strong, all of whom are independent.
Audit Committee
The audit committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Company’s annual and interim financial statements and releases containing information taken from the Company’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit committee are Victor Tong (Chair), Simon Anderson and Kenneth M. Strong, all of whom are independent.
D. Employees.
As at March 31, 2008, the Company employed 66 people in total: ten people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs two people in its Hong Kong office; and NMLP employs 53 people at its facilities in Nanning, China. 11 of the NMLP employees have technical or scientific backgrounds and qualifications. The reduction in the number of staff in NMLP was due to the Company’s strategy of focusing on the development of Tectin.
As at March 31, 2007, the Company employed 85 people in total: eight people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs one person in its Hong Kong office; and NMLP employs 73 people at its facilities in Nanning, China and one at NMLP’s branch office in Beijing, China. 38 of the NMLP employees have technical or scientific backgrounds and qualifications.
As at March 31, 2006, the Company employed 80 people in total: seven people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs one person in its Hong Kong office; and NMLP employs 71 people at its facilities in Nanning, China, four of whom are located in NMLP’s branch office in Beijing, China. 46 of the NMLP employees have technical or scientific backgrounds and qualifications. Two of the employees in the Beijing office are experienced in legal and regulatory matters in the pharmaceutical industry in China and who deal regularly with the SFDA and the various Chinese Government institutes, universities and research organizations.
In November 2007, WEX appointed Dr. Bin Huang to replace Dr. Edge Wang as President and Chief Executive Officer.
From the period from January 2007 through August 2007, the Company’s former Controller, Mr. Vaughn Balberan, served as acting Chief Financial Officer. Following Mr. Balbaren’s resignation in August 2007 WEX’s former President and Chief Executive Officer, Dr. Edge Wang served as acting Chief Financial Officer. On October 18, 2007, Mr. Mike Lam, joined the team as Chief Financial Officer. Mr. Lam subsequently stepped down in January 2008 and Dr. Bin Huang, WEX’s current President and Chief Financial Officer was appointed Chief Financial Officer. In January 2008, Mr. Kwong Choo joined the Company full time as a Financial Controller and on July 1, 2008 was appointed Chief Financial Officer and Vice-President, Finance and Administration.
In June of 2008, Dr. Anh Ho resigned as Chief Scientific Officer of WEX and Dr. Jean Bourgouin was appointed to this position. Dr. Anh Ho has remained on with WEX as the Vice President of Regulatory Affairs until February 1, 2009 and is now the Director of Regulatory Affairs.
On March 20, 2009, Dr. Jean Bourgouin resigned as the Chief Scientific Officer of Wex and Dr. Larry Gontovnick, who had served as the Senior Director, Clinical Development of the Company since September 2008, was appointed to the position of Vice President, Research and Development.
None of the Company’s employees are governed by a collective agreement. The Company believes its relationship with its employees is in good standing.

E. Share ownership.
As at June 1, 2009, the directors and members of senior management, and administrative, supervisory and management bodies of WEX, as a group, own directly or indirectly, or exercise control or direction over 2,752,358 of our restricted voting shares or 4.58% of the issued and outstanding restricted voting shares. As a group, they also hold 2,360,000 options that may be exercised for a total of 1,683,332 restricted voting shares or 2.80 % of the issued and outstanding restricted voting shares on a fully diluted basis.

	Number of
	Shares Held
	and Percentage
	of Issued and		Exercise
	Outstanding	Number of	Price of	Expiry Date of
Name	Shares	Options granted	Options	Options
Simon Anderson	Nil	60,000	$0.38	Sept. 29, 2011
		70,000	$0.46	Sept. 24, 2013
Dr. Jean Bourgouin	Nil	50,000	$1.50	Dec. 28, 2010
		50,000	$1.50	Dec. 28, 2010
		50,000	$1.55	Jan. 26, 2011
		150,000	$0.86	June 16, 2013
Kwong Choo	Nil	150,000	$0.46	Sept. 24, 2013
Dr. Tom Du	Nil	50,000	$0.38	Sept. 29, 2011
		50,000	$0.46	Sept. 24, 2013
Dr. Bin Huang	2,000	150,000	$0.51	Nov. 19, 2012
		150,000	$0.25	Dec. 11, 2013
Michael (Guang) Luan	2,644,800	80,000	$1.55	Jan. 26, 2011
	4.40%	150,000	$0.38	Sept. 29, 2011
		390,000	$0.46	Sept. 24, 2013
Dr. Anh Ho Ngoc	105,558	35,000	$1.55	Jan. 26, 2011
	0.018%	35,000	$0.38	Sept. 29, 2011
		100,000	$0.46	Sept. 24, 2013
		60,000	$0.36	Jan. 1, 2014
Dr. Larry Gontovnick	Nil	75,000	$0.46	Sept. 24, 2013
		75,000	$0.20	March 25, 2014
John Winton Sibert, III	Nil	60,000	$0.38	Sept. 29, 2011
		70,000	$0.46	Sept. 24, 2013
Peter Stafford	Nil	60,000	$1.55	Jan. 26, 2011
		30,000	$0.38	Sept. 29, 2011
		60,000	$0.46	Sept. 24, 2013
Kenneth M. Strong	Nil	50,000	$0.38	Sept. 29, 2011
		50,000	$0.46	Sept. 24, 2013
Victor Tong	Nil	Nil	Nil	Nil
Alan Yu	Nil	Nil	Nil	Nil

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or control or direct, directly or indirectly, restricted voting shares carrying more than 5% of the voting rights attached to all issued restricted voting shares as at June 1, 2009:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Pharmagesic (Holdings) Inc.	16,327,272	27.15%
YingTian FU(1)	4,000,000	6.65%
Arlyn James Miller	3,274,875	5.45%

(1)	To the knowledge of the Company based on information provided to the Company by its transfer agent these shares were all acquired on or about November 4, 2008.
The holders of the foregoing restricted voting shares, have no different voting rights than the other holders of restricted voting shares, however, the CKLS Designee is also the holder of a class A special share in the capital of the Company, which entitles it to elect one or more directors and to appoint and fill vacancies of specified officers and committee members.
Pursuant to the information furnished to WEX by the transfer agent for the restricted voting shares, as at June 1, 2009, total shares outstanding were 60,136,723. There were 340 holders of record of the restricted voting shares and 2,390 beneficial shareholders in total. Of the total holders of record, 192 were holders of record of the restricted voting shares with addresses in the United States and such holders owned an aggregate of 9,589,911 restricted voting shares, representing approximately 15.9% of the outstanding restricted voting shares.
The CKLS Designee is holder of the Debenture in the principal sum of $15,600,000, pursuant to which it will obtain additional restricted voting shares in payment of interest. The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the discounted market price of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price of such shares on the TSX over the last five trading days prior to the conversion date. The potential conversion of the amounts advanced under the Debentures issued to March 31, 2008 may result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares and as of March 31, 2009 may result in the issuance of between 8,914,286 and 312,000,000 restricted voting shares, both of which may result in a change of control of the Company.
B. Related party transactions.
Alan Yu and Victor Tong are directors and committee members of the Corporation. Mr. Yu and Mr. Tong are also officers and directors of CKLS or its affiliates. On July 15, 2007 WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (referred to herein as the CKLS Financing). The CKLS Financing closed on October 17, 2007. Under the terms of the CKLS Financing the CKLS Designee, an indirect wholly owned subsidiary of CKLS located at 369 Charles-Peguy Est, La Prairie, Quebec J5R 3E8 subscribed for 16,327,272 restricted voting shares of WEX at a price of $0.275 per share for total consideration of $4,490,000.00, one class A special share for $1.00 and was issued a convertible debenture in the principal sum of $15,600,000.00, to be advanced in instalments through March 31, 2009. The CKLS Designee holds approximately 27% of the issued and outstanding restricted voting shares. Pursuant to the agreements entered into by WEX in relation to the CKLS Financing, CKLS, through the CKLS Designee has the ability to exercise influence over the election of directors, to appoint and fill vacancies of specified officers and committee members and to restrict the operations of WEX. It should be noted that as a result of the relationship between WEX and CKLS, there is the potential for a conflict of interest to arise in respect of Mr. Yu and Mr. Tong’s duties to WEX and CKLS and its affiliates.

During the financial year ended March 31, 2008, the Company paid $97,440 to CKLS or its affiliates as reimbursement for expenses incurred in providing administrative assistance to the Company.
The Company incurred $287,500, $210,000 and $222,250 in consulting fees to an officer of the Company (Dr. Anh Ho) during the financial years ended March 31, 2006, 2007 and 2008 respectively, which were included in research and development expenses. As at March 31, 2006 $20,129 was included in accounts payable and accrued liabilities for Dr. Ho’s services, there were no accounts payable and accrued liabilities in respect of Dr, Ho’s services owing as at March 31, 2007 and 2008.
The Company paid $34,878 in consulting fees to an officer and director of the Company during the year ended March 31, 2006 which is included in general and administrative expenses. No such expenses were incurred during the financial years ended March 31, 2007 and 2008.
Since February 1, 2007 the Company has paid its corporate secretary, Mr. Stafford $2,500.00 per month in consulting fees. In addition on March 17, 2008 the Company paid Mr. Stafford a special consulting fee of $30,000 for legal advisory services in connection with the CKLS Financing.
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the financial years ended March 31, 2006, 2007 and 2008 legal fees incurred to this law firm were $394,318, $366,234 and $655,109 respectively and accounts payable and accrued liabilities were $96,211, $75,890 and $11,279 respectively.
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

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
The Company’s annual audited consolidated financial statements for fiscal years ended March 31, 2008 and 2007 can be found under Item 17 of this annual report on Form 20-F. Other financial information, including information on any legal or arbitration proceedings and the Company’s policy on dividend distributions, can be found in the Notes to the Company’s annual audited consolidated financial statements under Item 17 of this annual report on Form 20-F.
B. Significant Changes.
As more fully described in the “Introductory Note” at the beginning of this annual report on Form 20-F, this annual report has not been filed in a timely manner. Please see the Company’s subsequent reports under cover of Form 6-K with respect to any significant changes occurring since the date of the annual financial statements included in this annual report.
Deloitte & Touch LLP was appointed as the auditors of the Company effective August 1, 2008, replacing the Company’s former auditor, Manning Elliot LLP, Chartered Accountants. A copy of the: (i) Notice of Change of Auditor; (ii) Letter from Manning Elliott LLP, Chartered Accounts; and (iii) Letter from Deloitte & Touche LLP is available at www.sedar.com and on EDGAR under cover of Form 6-K(s) filed for the month of August, 2008.
Item 9. The Offer and Listing.
A. Offer and listing details.
The following table sets forth the annual, quarterly and monthly high and low price history of the Company’s restricted voting shares on the TSX for the periods indicated:

	restricted voting shares
	High	Low

Annual Highs and Lows
Year ending March 31, 2004	8.00	1.60
Year ending March 31, 2005	5.44	2.36
Year ending March 31, 2006	2.95	0.35
Year ending March 31, 2007	0.47	0.18
Year ending March 31, 2008	0.67	0.19
Quarterly Highs and Lows
2007
First Quarter	0.47	0.20
Second Quarter	0.45	0.18
Third Quarter	0.36	0.18
Fourth Quarter	0.41	0.20
2008
First Quarter	0.34	0.19
Second Quarter	0.67	0.25

	restricted voting shares
	High	Low

Annual Highs and Lows
Third Quarter	0.60	0.37
Fourth Quarter	0.55	0.38
Monthly Highs and Lows
July 2008	0.79	0.54
Aug 2008	0.66	0.57
Sept 2008	0.58	0.40
Oct. 2008	0.49	0.30
Nov 2008	0.41	0.20
In relation to WEX’s failure to file its interim financial statement and management discussion and analysis for the interim financial period ended June 30, 2007 as required by Canadian securities laws, WEX filed a Notice of Default dated August 17, 2007 and applied to the British Columbia Securities Commission (the “BCSC”) for an order precluding management and other insiders from trading in its securities pending the filing of the foregoing documents. The BCSC issued a cease trade order on August 17, 2007. On September 17, 2007 the cease trade order was revoked, following the filing of WEX’s interim financial statements and management discussion and analysis for the interim period ending June 30, 2007.
B. Plan of distribution.
This information is not required because it is an annual report.
C. Markets.
The restricted voting shares of the Company are listed for trading on the TSX under the stock symbol “WXI”.
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
Bylaws and Articles of Incorporation
The Company’s articles of incorporation as amended, are on file with Industry Canada under Corporation Number 220185-2 and are incorporate herein by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Directors
A director of our Company need not be a shareholder. In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, the person must be an individual, at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or bylaws, nor the CBCA, impose any mandatory retirement requirements for directors. The Company’s bylaws are incorporated herein by reference to Exhibit 1.2 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009.
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
Shares
Our articles of incorporation authorize the issuance of an unlimited number of restricted voting shares and one class A special share.

Restricted Voting Shares
The holders of the restricted voting shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company (other than a separate meeting of the holders of another class of shares) and have one vote for each restricted voting share held. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals.
The holders of restricted voting shares are entitled to receive dividends and the Company will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine.
Subject to the rights of the holder of the class A special share, in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of restricted voting shares shall be entitled to participate equally, share for share, at the same time, in the distribution of the remaining property and assets of the Company.
There are no redemption provisions and no liability for further capital calls associated with the Company’s restricted voting shares.
Class A Special Share
The holder of the class A special share is entitled to receive notice and to attend all meeting of shareholders of the Company, which the holders of the restricted voting shares are entitled to attend. The holder of the class A special share is entitled, separately as a class, to elect a certain number of the directors of the Company, such number being dependent on the ratio of restricted voting shares held by the holder of the class A special share to the total issued and outstanding restricted voting shares rounded up to the nearest whole number. The holder of the class A special share shall not be entitled, as such, to vote at any meeting of the shareholders of the restricted voting shares of the Company.
So long as the Debenture or any portion thereof (including accrued interest) remains outstanding or CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding restricted voting shares of the Company:
(a)
the Company and the board will not appoint or dismiss the Chairman and the Vice-Chairman of the board or the Chairman of the Audit committee without the prior written approval of the holder of the class A special share;

(b)	the board shall appoint the class A special share holder’s representative on the board to fill the position of Chairman of the board;
(c)
subject to applicable law, the holder of the class A special share shall be entitled to designate the appointment and termination of the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Company, which shall be effected by the board; and

(d)
subject to the applicable law, the holder of the class A special share shall be entitled to designate the appointment and termination of appointment of the Chairman of the Company’s subsidiary, NMLP, which shall be effected by the board.

The holder of the class A special share is not entitled to receive dividends.
In the event of a liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, there will be paid to the holder of the class A special share, in preference to and priority over any distribution or payment on any other share in the capital of the Company the amount of $1.00, and after such payment the holder of the class A special share shall not be entitled to participate in any further distribution of property or assets of the Company in respect of the class A special share held.

The class A special share shall automatically be cancelled, without any further action on the part of the Company, if the CKLS at any time ceases to beneficially own or control, directly or indirectly, 10% or more of the issued and outstanding restricted voting shares and no part of the Debenture (including any accrued interest) remains outstanding.
The class A special share is non-transferable and non-assignable except to an affiliate of CKLS.
There are no redemption provisions and no liability for further capital calls associated with the Company’s restricted voting shares.
Action Necessary To Change Rights Of Shareholders
In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. For amendments affecting the rights of a particular class of shares, the holders of such class of shares are entitled to a separate vote. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.
Meetings of Shareholders
An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.
Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting and the holder of the class A special share. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.
The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company, the auditor of the Company and the holder of the class A special share. Any other person may be admitted only on the invitation of the chairman of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.
Limitations On Right To Own Securities
Neither Canadian law nor our articles or bylaws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Company, and the value of the assets of our Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equalled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2008 was CDN$295 million. Indirect acquisitions by a WTO Investor are not reviewable but are subject to notification. The higher threshold is not available in the following four policy sectors, in respect of which the review thresholds of $5 million (direct) and $50 million (indirect) apply, as well as different processes and considerations:
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
C. Material contracts.
The material contracts we have entered into within the last two years, or before the such time (but after January 1, 2002) which are still in effect, are as follows:
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A., entered into a termination agreement to amicably end their collaboration for the development of TTX as an analgesic. This agreement is incorporated herein by reference to Exhibit 4.2 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009.
Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (predecessor to Sandoz Canada dated March 2004, in respect to the manufacturing of TTX drugs for use in clinical trials in North America and Europe. This agreement is incorporated herein by reference to Exhibit 4.1 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009.

Subscription Agreement between WEX and CK Life Sciences Int’l., Inc. dated July 15, 2007 as amended August 14, 2007 and October 15, 2007, in respect of the CKLS Financing. This agreement is attached to this annual report on Form 20-F as Exhibit 4.8.
Convertible Debenture in favour of Pharmagesic (Holdings) Inc. an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. dated October 17, 2007, pursuant to which funds are advanced to WEX in respect of the CKLS Financing. This debenture is attached to this annual report on Form 20-F as Exhibit 4.8.
D. Exchange controls.
Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.
There is no limitation on the right of non-resident or foreign owners to hold such securities or vote, imposed by Canadian law or by the articles of incorporation, bylaws or other constituent documents of the Company, as to the restricted voting shares of the Company to be registered hereunder.
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
WEX believes that it has not been a PFIC during any taxable year ending on or before March 31, 2008. It is not possible to express an opinion as to whether or not WEX is or will be a PFIC during future taxable years.
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
Certain Canadian Federal Income Tax Considerations
This section contains a summary of the principal Canadian federal income tax considerations generally applicable to a shareholder who holds restricted voting shares of Wex and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times holds the restricted voting shares as capital property and deals at arm’s length and is not affiliated with Wex. Generally, restricted voting shares will be capital property to a shareholder unless the restricted voting shares were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain shareholders who are Canadian resident shareholders and whose restricted voting shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such restricted voting shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

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
This summary assumes that the restricted voting shares will be listed on the TSX at the effective time. This summary is not applicable to a shareholder that is a “financial institution”, a “specified financial institution”, or an interest in which is a “tax shelter investment”, all as defined in the Tax Act. All such affected shareholders should consult with their own tax advisors.
This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. All shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences and other relevant tax consequences of holding the restricted voting shares having regard to their own particular circumstances.
Residents of Canada
The following portion of this summary is generally applicable to a holder of restricted voting shares who, for purposes of the Tax Act and any applicable tax treaty, is resident in Canada (a “Resident Shareholder”).
Disposition of Shares
On a disposition or deemed disposition of restricted voting shares, a Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received by the Resident Shareholder exceed (or is less than) the aggregate of the Resident Shareholder’s adjusted cost base of the restricted voting shares immediately before the disposition and any reasonable costs of disposition.
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
The amount of any capital loss realized on a disposition of restricted voting shares by a Resident Shareholder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it at or before such time on the restricted voting shares, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where restricted voting shares are owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.
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
Dividends on Shares
In the case of a Resident Shareholder who is an individual, dividends received on restricted voting shares will be included in computing taxable income and will be subject to the gross-up and dividend tax credit rules under the Tax Act applicable to taxable dividends paid by taxable Canadian corporations. A Resident Shareholder that is a corporation may instead be liable to pay a refundable tax under Part IV of the Tax Act on such dividends.
Non-Residents of Canada
The following portion of this summary is generally applicable to a shareholder who is not a resident of Canada for purposes of the Tax Act (a “Non-Resident Shareholder”). The summary does not apply to a Non-Resident Shareholder who uses or holds, or is deemed to use or hold, restricted voting shares in connection with carrying on a business in Canada, or to a Non-Resident Shareholder that is either an insurer carrying on business in Canada or an “authorized foreign bank” as defined in the Tax Act. Such shareholders should consult their own tax advisors.
Disposition of Shares
A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of restricted voting shares unless the restricted voting shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the effective time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty.
Generally, restricted voting shares will not be taxable Canadian property to a Non-Resident Shareholder at the effective time provided that the restricted voting shares are then listed on a prescribed stock exchange (which includes the TSX) and provided that neither the Non-Resident Shareholder nor persons with whom the Non-Resident Shareholder does not deal at arm’s length for purposes of the Tax Act have (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of Wex at any time during the 60 month period that ends at the effective time.
Even if restricted voting shares are considered to be taxable Canadian property to a Non-Resident Shareholder, the Non-Resident Shareholder may be exempt from tax under the Tax Act pursuant to the terms of an applicable tax treaty. This should generally be the case, for example, for U.S. resident shareholders entitled to the benefits of the Canada-U.S. Tax Treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable tax treaty in their particular circumstances.
In the event that the restricted voting shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on a disposition of restricted voting shares is not exempt from tax under the Tax Act by virtue of an applicable tax treaty, then the tax consequences described above under the heading “Residents of Canada — Disposition of Shares” will generally apply.
Provided that the restricted voting shares remain listed on a prescribed stock exchange, which includes the TSX, a Non-Resident Shareholder who disposes of restricted voting shares will not be required to comply with the Canadian notification procedures generally applicable to dispositions of taxable Canadian property.
Dividends on Shares
Dividends paid or credited to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends. However, this withholding may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Shareholder. For example, for U.S. resident shareholders entitled to the benefits of the Canada-U.S. Tax Treaty, the withholding tax rate will be reduced to 15% generally, and to 5% when the U.S. resident shareholder is a company that beneficially owns at least 10% of the restricted voting shares.

F. Dividends and paying agents.
This information is not required because it is an annual report.
G. Statement by experts.
This information is not required because it is an annual report.
H. Documents on display.
The Company is required to file reports and other information with the securities commissions in all provinces of Canada. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com) , the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. This material includes our management information circular for the most recent annual meeting, which provides information including directors’ and officers’ remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans. Additional financial information is provided in our annual financial statements and our management’s discussion and analysis relating to these statements. These documents are also accessible on SEDAR (www.sedar.com).
The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: WEX Pharmaceutical Inc., 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada, Attention: Michelle Co, Telephone (604) 683-8880. Facsimile (604) 683-8868 EMAIL: wex@wexpharma.com. All such documents are printed in English.
I. Subsidiary Information.
This information is not required because it is an annual report.
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
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
On August 16, 2007 in contemplation of the CKLS Financing (as defined above) the directors of WEX amended its bylaws in respect of matters relating to its committees, officers, number of directors and shareholder meetings, which amendments were confirmed and approved by WEX’s shareholders on September 17, 2007. On October 16, 2007 its articles were amended to redesignate its common shares as restricted voting shares, to create a class A special share and to make consequential changes to the rights, privileges, restrictions and conditions attached to the redesignated shares.

Pursuant to the Company’s articles, the holder of the class A special share, the CKLS Designee, a wholly owned subsidiary of CKLS, has the right to elect a certain number of the directors of WEX, such number being dependent on the ratio of restricted voting shares held to the total issued and outstanding restricted voting shares rounded up to the nearest whole number. At present this right provides for the election of two of the seven directors of WEX. Further, the CKLS Designee, as the holder of the class A special share also has the right to designate the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer of WEX and without the approval of CKLS Designee WEX is not permitted to appoint or dismiss the Chairman and the Vice Chairman of the board or the Chairman of the audit committee. The rights with respect to the appointment of officers are subject to the officers meeting the requirements of applicable securities and corporate legislation, regulations and policies. The class A special share is non-transferable except to affiliates of CKLS and will automatically terminate if the holder ceases to beneficially own, directly or indirectly 10% or more of the restricted voting shares and no part of a debenture issued to the CKLS Designee remains outstanding.
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
In mid 2007 the then current management first discovered that the common shares of the Company, when it was formerly known as “International WEX Technologies Inc.”, had become registered pursuant to Exchange Act Section 12(g) on May 27, 1998. As a result, the Company has been subject to periodic disclosure requirements pursuant to Exchange Act Section 13 since August 27, 1998, yet it did not file or furnish to the SEC any annual or periodic reports under cover of Form 20-F or 6-K since October 2002.
To the best of current management’s knowledge, the Company’s failure to maintain its periodic disclosure filings since October 2002 was the result of a series of corporate reorganizations and restructurings that occurred in the intervening years, including the installation of the wholly new management team which currently constitutes the Company’s management.
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

Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As part of its evaluation of the effectiveness of the Company’s internal control over financial reporting as required by Rule 13a-15(c) under the Exchange Act, the Company utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control — Integrated Framework.
Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended March 31, 2008, of the Company’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this annual report on Form 20-F, the Company’s internal control over financial reporting is effective.
This annual report on Form 20-F does not include an audit or attestation report of the Company’s registered public accounting firm regarding our internal control over financial reporting. Management’s report was not subject to an audit or attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
There was no change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit committee financial expert.
Our board of directors has determined that Victor Tong the chair of our audit committee, Simon Anderson and Kenneth Strong are each an “audit committee financial expert” as defined in Item 16A of Form 20-F and “independent directors” as defined in Sections 803A(2) and B(2) of the NYSE Alternext US Company Guide.
Item 16B. Code of Ethics.
The board has adopted a written code of conduct for the Company’s directors, officers and employees, which is available on our website at www.wexpharma.com and on SEDAR at www.sedar.com. A copy of this code of conduct has also been filed as Exhibit 11.1 to the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009.

Item 16C. Principal Accountant Fees and Services.
The aggregate fees billed for professional services rendered by our auditors and other accounting firms for the years ended March 31, 2008 and March 31, 2007 for audit services are as follows:

	Manning Elliot		Ernst and Young
	LLP, Chartered		LLP, Chartered		Lehman Brown –
	Accountants		Accountants		Hong Kong		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Audit Fees	$124,700	$139,272	—	—	$18,081	$30,011	142,781	169,283
Audit-Related Fees	—	—	—	—	—	—	—	—
Tax Fees(1)	$26,720	—		$19,148	—	—	26,720	19,148
Quarterly Review Fees	—	—	—	—	—	—	—	—
All Other Fees	—	—	$2,400	—	—	—	2,400	—

Total	$151,420	$139,272	$2,400	$19,148	$18,081	$30,011	171,901	188,430

(1)	These fees relate to the preparation and filing of the Company’s tax and research and development tax credit services.
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
Item 16G. Corporate Governance.
Not applicable.

PART III
Item 17. Financial Statements.
The information required by this item is set forth beginning on page F1 of this annual report on Form 20-F:
Item 18. Financial Statements.
In lieu of responding to this item, the Company has elected to respond to Item 17 of this annual report on Form 20-F.
Item 19. Exhibits.

Exhibit
Number	Description

1.1	Articles of Incorporation of WEX Pharmaceuticals Inc. effective June 3, 1987 (as amended).	Incorporated herein by reference to Exhibit 1.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

1.2	Bylaws of WEX Pharmaceuticals Inc. effective September 17, 2007.	Incorporated herein by reference to Exhibit 1.2 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.1	Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc. (“Sandoz Canada”)), dated March, 2004.	Incorporated herein by reference to Exhibit 4.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

Exhibit
Number	Description

4.2	Collaboration Termination Agreement between WEX and Laboratorios del Dr. Esteve S.A. (“Esteve”) dated May 10, 2007.	Incorporated herein by reference to Exhibit 4.2 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.7	Incentive Stock Option Plan, amended and restated as of June 27, 2005.	Incorporated herein by reference to Exhibit 4.7 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.8	Subscription Agreement dated July 15, 2007 as amended August 14, 2007 and October 15, 2007 between WEX and CK Life Sciences Int’l., Inc. (“CKLS”) and a Convertible Debenture in favour of Pharmagesic (Holdings) Inc. an indirect wholly-owned subsidiary of CKLS dated October 17, 2007.

8.1	List of the Company’s subsidiaries, their jurisdictions of incorporation and the names under which they do business.	Incorporated herein by reference to Exhibit 8.1 as previously filed with the Company’s annual report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

11.1	Director, Officer and Employee Code of Business Conduct and Ethics of WEX Pharmaceuticals Inc. as adopted on April 28, 2006.	Incorporated herein by reference to Exhibit 11.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
WEX PHARMACEUTICALS INC.

/s/ “Bin Huang” Name: Bin Huang
Title: President & Chief Executive Officer
Date: June 9, 2009

WEX PHARMACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2008 AND 2007

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. (the “Company”) as at March 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
/s/ “Manning Elliott LLP”
Chartered Accountants
Vancouver, Canada
April 15, 2009

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
AS AT MARCH 31, 2008 AND 2007

	2008	2007

ASSETS

Current assets
Cash	$2,058,054	$1,265,542
Short-term investments	1,757,577	361,885
Receivables (Note 4)	1,139,514	1,420,247
Inventory (Note 5)	135,397	107,237
Prepaid expenses and deposits	250,373	255,315

Total current assets	5,340,915	3,410,226

Deposits	18,652	23,231
Property and equipment (Note 6)	1,671,125	1,899,130
Other assets (Note 8(a))	488,033	—

TOTAL ASSETS	$7,518,725	$5,332,587

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,527,267	$1,606,319
Advances from customers	25,472	27,848
Deferred revenue (Note 7)	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures (Note 8)	—	3,689,272

Total current liabilities	1,560,795	5,519,273

Deferred revenue (Note 7)	—	312,967
Deferred lease inducement	6,042	14,098
Convertible debentures (Note 8)	3,107,742	—

Total liabilities	4,674,579	5,846,338

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 9)	1	—
Share capital — Restricted voting shares (Note 9)	68,130,150	64,230,769
Equity component of convertible debentures (Note 8)	1,937,529	725,018
Contributed surplus (Note 10)	5,271,341	4,951,016
Deficit	(72,494,875)	(70,420,554)

Total shareholders’ equity (deficiency)	2,844,146	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$7,518,725	$5,332,587

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 16)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong” Director	“Simon Anderson” Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007

Revenue

Product sales	$501,023	$356,802
License fees (Note 7)	500,745	187,776

Total revenue	1,001,768	544,578

Cost of products sold	272,311	205,096

Gross profit	729,457	339,482

Expenses
Amortization	193,012	240,368
General and administrative	3,019,641	2,479,315
Research and development	1,447,197	1,748,368
Sales and marketing	29,834	66,269

Total operating expenses	4,689,684	4,534,320

Operating loss	(3,960,227)	(4,194,838)

Other income (expenses)
Interest and sundry income	56,100	110,702
Interest expense on convertible debentures and bridge funding	(349,261)	(766,428)
Foreign exchange gain (loss)	250,337	(81,949)
Gain on early repurchase of convertible debentures (Note 8)	1,214,554	—
Gain on settlement of accounts payable	—	172,393
Loss on disposal of equipment	(1,244)	—

Total other income (expenses)	1,170,486	(565,282)

Loss for the year before income taxes	(2,789,741)	(4,760,120)
Income tax expense	(9,598)	—

Loss and comprehensive loss for the year	(2,799,339)	(4,760,120)
Deficit, beginning of year	(70,420,554)	(65,660,434)
Equity component of early repurchase of convertible debentures (Note 8(b))	725,018	—

Deficit, end of year	$(72,494,875)	$(70,420,554)

Basic and diluted loss per share	$(0.05)	$(0.13)
Weighted average number of shares outstanding	51,235,000	37,025,000
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007

OPERATING ACTIVITIES
Loss for the year	$(2,799,339)	$(4,760,120)
Adjustments for items not involving cash:
Amortization of deferred revenue	(500,745)	(187,776)
Amortization of property and equipment	239,005	277,286
Amortization of deferred financing costs	—	9,083
Deferred tenant inducement allowance	(8,056)	(8,056)
Unrealized foreign exchange gain	(541,278)	(65,460)
Gain on settlement of accounts payable	—	(172,393)
Gain on early repurchase of convertible debentures	(1,214,554)	—
Accretion of convertible debentures	130,485	757,345
Loss on disposal of property and equipment	1,244	4,271
Stock-based compensation	320,325	195,828

	(4,372,913)	(3,949,992)
Changes in non-cash working capital items:
Receivables	276,053	(44,286)
Inventory	(28,363)	(38,146)
Prepaid expenses, deposits and other	(3,297)	68,272
Accounts payable and accrued liabilities	(648,278)	(2,729,134)
Advances from customers	(1,806)	12,539

Cash used in operating activities	(4,778,604)	(6,680,747)

INVESTING ACTIVITIES
Purchase of short-term investments	(4,918,751)	(350,385)
Proceeds from short-term investments	3,506,374	111,500
Proceeds from disposals of property and equipment	—	9,293
Purchases of property and equipment	(9,595)	(20,671)

Cash used in investing activities	(1,421,972)	(250,263)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of issuance costs	4,213,681	1,464,750
Proceeds from convertible debentures and bridge loan, net of issuance costs	5,176,399	—
Repayment of debentures and bridge loan	(2,396,992)	(1,065,871)

Cash provided by financing activities	6,993,088	398,879

Increase (decrease) in cash	792,512	(6,532,131)

Cash, beginning of year	1,265,542	7,797,673

Cash, end of year	$2,058,054	$1,265,542

Supplemental cash flow information:
Interest paid	$202,189	$119,739
Income taxes paid	$9,598	$—
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
1.	NATURE AND CONTINUANCE OF OPERATIONS

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.

As at March 31, 2008, the Company had accumulated losses since inception of $72,494,875. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. Under a convertible debenture agreement, the Company may qualify to receive $10,100,000 in financing subsequent to March 31, 2008, should it meet certain conditions (see Note 8(a)).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). In November 2007, the Company completed its purchase of the 3% non-controlling interest of NMLP. All significant inter-company balances and transactions have been eliminated upon consolidation. Note 17 reconciles the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles to financial statements prepared in accordance with United States generally accepted accounting principles.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.
(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits and other receivables, income tax rates, the recoverability of future income tax assets, the valuation of convertible debentures, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Translation of foreign currencies and subsidiaries

The Company’s functional and reporting currency is in Canadian dollars. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the statement of operations.

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

(d)	Statutory reserves

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

(e)	Cash and cash equivalents

Cash and cash equivalents, when applicable, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(f)	Short-term investments

The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are classified as available-for-sale and are recorded at their fair values using quoted market prices at the balance sheet date. Unrealized gains or losses on available-for-sale investments are recognized in other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)	Trade receivables and payables

Trade receivables and payables are non-interest bearing and stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables include allowances for uncollectible amounts.

(h)	Inventory

Inventory is recorded at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for finished goods. Cost of finished goods includes direct materials and applicable direct labour and overhead costs. Cost of products sold is determined on a first-in-first-out basis.

(i)	Property and equipment
Property and equipment is recorded at cost. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	10 years
Leasehold improvements are amortized over the term of the lease.
(j)	Intangible assets

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

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.

(l)	Deferred lease inducements
Lease inducements are deferred and amortized to reduce rent expense on a straight-line basis over the term of the lease.
(m)	Convertible debentures

Convertible debentures are considered a compound financial instrument. The Company follows the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component is determined by deducting the fair value of the liability component from the face principal amount. Direct issuance costs are allocated to each component based on these relative values. The liability component is subsequently measured at amortized cost and accreted to the face principal amount over the estimated term of the convertible debentures using the effective interest rate method.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(n)	Revenue recognition
(i)	Product sales

Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer as long as the Company has not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection is reasonably assured.

(ii)	License fees

License fees are comprised of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values compared to vendor specific objective evidence.

(o)	Research and development expenses

Research costs which include salaries and benefits, clinical trial costs, patent costs and other related costs less any investment tax credits are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

(p)	Investment tax credits

The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $133,694 have been applied to reduce research and development expenditures for the year ended March 31, 2008 (2007 — $172,866).

(q)	Stock-based compensation

The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, the Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholes option pricing model which takes into consideration the risk free interest rates, expected term and historical volatility of the stock options issued and is expensed over the expected vesting periods of the options. Options or other equity based instruments issued to non-employees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
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

3.	ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS
(a)	Accounting Changes

Effective April 1, 2007, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Financial Instruments

Effective April 1, 2007, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3855, “Financial Instruments — Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in net income in the statement of operations.

The Company’s short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

Derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are recorded on the balance sheet at cost. All other derivatives are recorded on the balance sheet at fair value. Gains and losses on derivatives recorded at fair value are included in net earnings.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(b)	Financial Instruments (continued)
(i)	CICA 3855, “Financial Instruments — Recognition and Measurement” (continued)

All other financial instruments were recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date. There was no impact on deficit upon adoption of this standard.

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at April 1, 2007. There was no impact on the Company’s financial statements upon adoption of this standard.

(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. There was no impact on the Company’s financial statements upon adoption of this standard.

(iv)	CICA 3862, “Financial Instruments — Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(v)	CICA 3863, “Financial Instruments — Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments - Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(c)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(d)	CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(e)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(f)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(g)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

4.	RECEIVABLES

	2008	2007

Trade receivable	$65,925	$—
Input tax credits receivable	496,941	434,168
Investment tax credits receivable	530,162	950,285
Other receivables	46,486	35,794

	$1,139,514	$1,420,247

5.	INVENTORY

	2008	2007

Raw materials	$50,087	$94,504
Finished goods	85,310	12,733

	$135,397	$107,237

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
6.	PROPERTY AND EQUIPMENT

		Accumulated
2008	Cost	Amortization	Net Book Value

Furniture and office equipment	$532,492	$393,119	$139,373
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	2,131,146	731,175	1,399,971
Motor vehicles	247,277	120,321	126,956

	$3,030,523	$1,359,398	$1,671,125

		Accumulated
2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

7.	DEFERRED REVENUE

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Laboratorios Del Dr. Esteve, S.A. (“Esteve”) under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.

On May 11, 2007, the Company and Esteve entered into an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 during the year ended March 31, 2008.

8.	CONVERTIBLE DEBENTURES

Liability component	2008	2007

Series LIBOR plus 4% convertible debentures	$3,107,742	$—
Series 5.5% convertible debentures	—	3,689,272

	3,107,742	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion	$3,107,742	$—

Equity component	2008	2007

Series LIBOR plus 4% convertible debentures	$1,937,529	$—
Series 5.5% convertible debentures	—	725,018

	$1,937,529	$725,018

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(a)	Series LIBOR plus 4% convertible debentures

On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see Note 9(b)(ii)(2)) and $15,600,000, respectively. Under the Financing, convertible debentures were to be issued in a series of tranches, subject to certain conditions precedent. On October 17, 2007, December 31, 2007 and March 31, 2008, the Company issued convertible debentures for gross proceeds of $2,000,000, $1,500,000 and $2,000,000 respectively.

The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option. Subject to certain conditions.

The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per annum, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to March 31, 2008, included in accounts payable and accrued liabilities is $113,838.

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

Under the Financing, subject to certain conditions precedent, the Company has committed to issue additional tranches of convertible debentures for gross proceeds of $10,100,000 as follows:

June 30, 2008	$2,000,000
September 30, 2008	2,000,000
December 31, 2008	2,000,000
March 31, 2009	4,100,000

$10,100,000

The Company used the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component of $2,148,799 was determined by deducting the fair value of the liability component of $3,351,201 from the principal amount of $5,500,000. The fair value of the liability component was computed as the present value of future principal and interest payments discounted at a rate of 25% per annum.

In connection with the Financing, the Company incurred direct issuance costs of $1,560,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at March 31, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 9(b)(ii)(2)) and $329,490 and $211,270 to the liability and equity components of the convertible debentures, respectively. Other direct issuance costs of $488,033 have been deferred and recorded in other assets. The Company will either offset these costs against proceeds received from the issuance of future tranches of convertible debentures contemplated under the Financing, or expense these costs to the statement of operations should the criteria for their deferral not continue to be met.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(a)	Series LIBOR plus 4% convertible debentures (continued)
The following tables summarize the changes in the liability and equity components of the convertible debentures during the year ended March 31, 2008:

Liability component	2008

Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000
Amount allocated to the equity component	(2,148,799)
Direct issuance costs allocated to the liability component	(329,490)
Accretion	86,031

Balance, end of year	3,107,742
Less: current portion	—

Long-term portion, end of year	$3,107,742

Equity component	2008

Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000
Amount allocated to the liability component	(3,351,201)
Direct issuance costs allocated to the equity component	(211,270)

Balance, end of year	$1,937,529

The liability components of the convertible debentures are recorded at amortized cost and accreted to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

(b)	Series 5.5% convertible debentures

On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of the series 5.5% convertible debentures. Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the Financing described in Note 8(a) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

The following tables summarize the changes in the liability and equity components of the convertible debentures during the years ended March 31, 2008 and 2007:

Liability component	2008	2007

Balance, beginning of year	$3,689,272	$4,168,563
Accretion and interest paid on convertible debentures	44,454	637,606
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	(105,305)
Foreign exchange gain	(552,372)	(65,460)
Principal repayments	(1,966,800)	(946,132)
Gain on early repurchase of convertible debentures	(1,214,554)	—

Balance, end of year	—	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion, end of year	$—	$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(b)	Series 5.5% convertible debentures (continued)

Equity component	2008	2007

Balance, beginning of year	$725,018	$725,018
Equity component of early repurchase of convertible debentures	(725,018)	—

Balance, end of year	$—	$725,018

9.	SHARE CAPITAL
(a)	Authorized share capital
Pursuant to the closing of the financing on October 17, 2007, the Company’s share structure was reorganized as follows:
•	creation of one class A special share; and
•	voting common shares were re-designated as restricted voting shares
The rights and restrictions for these shares are as follows:
(i)	Class A Special Share
•	Limited to one share
•	Not entitled to vote at any meeting of the shareholders, except as specifically provided
•	Entitled to elect separately as a class, up to one-half of the number of directors of the Company from time to time
•	May designate the appointment of the Chairman, Vice Chairman, and Chairman of the Audit Committee, subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares
•
May designate the appointment and termination of the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, as well as the Chairman of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals Co., Ltd., subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•	Not entitled to receive any dividends
•	Entitled only to the return of paid in capital of $1 for the Class A Special Share upon liquidation or dissolution
(ii)	Restricted Voting Shares
•	Unlimited number of restricted voting shares without par value
•	Entitled to attend and vote at all meetings of shareholders other than separate meetings of the holders of another class of shares
•	Entitled to one vote per share
•	Entitled to dividends as declared by the directors from time to time
•	Subject to the rights of Class A Special Share, entitled to participate equally, share for share, in the distribution of property upon liquidation or dissolution of the Company

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(b)	Issued and outstanding share capital
(i)	Class A Special Share

	Number of Class A Special
	Shares Outstanding	Amount

Balance, March 31, 2007 and 2006	—	$—
Issued during the period	1	1

Balance, March 31, 2008	1	$1

On October 17, 2007, the Company issued one Class A Special Share for $1 concurrent with the financing described in Note 8(a).
(ii)	Restricted Voting Shares

	Number of Restricted Voting
	Shares Outstanding	Amount

Balance, March 31, 2006	35,059,451	$62,766,019
Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(1))	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	64,230,769
Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(2))	16,327,272	3,899,381

Balance, March 31, 2008	60,136,723	$68,130,150

(1)
On January 8, 2007, the Company issued 8,750,000 restricted voting shares (formerly common shares) at $0.18 per share for gross proceeds of $1,575,000 under a non-brokered private placement. In connection with the private placement, the Company incurred cash share issuance costs of $110,250.

(2)
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the financing described in Note 8(a). In connection with the financing, the Company incurred share issuance costs of $590,619.

(c)	Escrow shares

As at March 31, 2008, there were no (2007 — 1,559,054) restricted voting shares (formerly common shares) held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of a settlement agreement, the remaining 1,559,054 escrowed shares were released on November 12, 2007 completing the commitment to release a total of 2,598,425 escrowed restricted voting shares (formerly common shares) (see also Note 13(b)(iii)).

(d)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. Accordingly, as at March 31, 2008, the Company has 3,565,101 (2007 — 2,545,822) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(d)	Stock options (continued)
Stock option transactions during the year ended March 31, 2008 and 2007 are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	$1.94

The Company’s outstanding options as at March 31, 2008 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price

$0.38 – $0.51	1,152,000	$0.40	3.54	689,462	$0.39
$1.50 – $1.55	691,333	1.54	2.12	605,991	1.54
$2.46	180,000	2.46	0.52	180,000	2.46
$3.83	770,000	3.83	0.59	770,000	3.83
$5.02 – $5.53	155,000	5.18	0.82	155,000	5.18

	2,948,333	$1.94	2.11	2,400,453	$2.25

Stock options outstanding as at March 31, 2008 expire between October 6, 2008 and November 19, 2012.
(e)	Stock-based compensation

For the year ended March 31, 2008, the Company recognized stock-based compensation expense of $320,325 (2007 — $195,828). Of this amount, $55,369 was recorded in research and development expenses (2007 — $138,717) and $264,956 was recorded in general and administrative expenses (2007 — $57,111).

The weighted average fair value of each option granted was $0.37 (2007 — $0.23) calculated using the Black-Scholes option-pricing model at the date of each grant using the following weighted average assumptions:

	2008	2007

Annualized stock price volatility	93.56%	77.57%
Risk-free interest rate	3.75%	3.89%
Expected option lives	5.0 years	5.0 years
Dividend yield	0.0%	0.0%

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(f)	Share purchase warrants

	Number of	Purchase Price
	Warrants	per Share

Balance, March 31, 2006	3,838,788	$3.85
Expired	(3,838,788)	3.85

Balance, March 31, 2007 and 2008	—	$—

10.	CONTRIBUTED SURPLUS

	2008	2007

Balance, beginning of year	$4,951,016	$4,755,188
Stock-based compensation (Note 9(e))	320,325	195,828

Balance, end of year	$5,271,341	$4,951,016

11.	INCOME TAXES

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

(a)	The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Non-capital tax losses carried forward	$7,031,000	$6,890,000
Research and development deductions and credits	7,443,000	9,595,000
Reserves	—	383,000
Property and equipment	1,741,000	2,055,000
Other	554,000	423,000

Total gross future income tax assets	16,769,000	19,346,000
Valuation allowance	(16,769,000)	(19,346,000)

Net future income tax assets	$—	$—

The potential income tax benefits relating to future income tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
11.	INCOME TAXES (continued)
(b)
As at March 31, 2008, the Company has non-capital losses carried forward of $29,693,000 (2007 — $23,988,000) and for income tax purposes available to reduce taxable income in future years in Canada ($20,105,000), United States ($59,000), Hong Kong ($7,129,000), and PRC ($2,400,000). In addition, the Company has approximately $17,536,000 (2007 — $20,253,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,808,000 (2007 — $4,075,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards

2009-2013	$660,000	$3,886,000
2014-2018	3,148,000	5,043,000
2024-2028	—	13,635,000
No expiry	—	7,129,000

	$3,808,000	$29,693,000

(c)	The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 26% (2007 — 34%) statutory tax rate is as follows:

	2008	2007

Income tax recovery at statutory rates	$(725,000)	$(1,624,000)
Tax effect of non-deductible expenses	126,000	294,000
Change in estimates	3,061,000	—
Change in valuation allowance	(2,577,000)	1,034,000
Foreign tax rate differences	124,598	296,000

Income tax expense	$9,598	$—

12.	RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $600,190 (2007 — $366,234) charged by a law firm to which the Company’s corporate secretary provided consulting services to on a part-time basis during the year ended March 31, 2007. These legal fees are included in general and administrative expenses. As at March 31, 2008, $11,279 of legal fees payable to this law firm is included in accounts payable and accrued liabilities (2007 — $75,890). These transactions have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

13.	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2009	$230,262
2010	144,134
2011	6,294

$380,690

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
13.	COMMITMENTS AND CONTINGENCIES (continued)
(a)	Lease commitments and guarantees (continued)

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,590,600 (2007 — $1,825,575) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

(b)	Litigation
(i)	Severance claims

At March 31, 2007, the Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. In relation to these claims, the Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities. These claims were settled in October 2007. Settlement costs incurred in excess of or less than the amounts accrued have been recorded in general and administrative expenses in the statement of operations.

(ii)	Claim for services provided

As at March 31, 2007, a former consultant to the Company had initiated a letter of demand for US$100,000 against the Company for services rendered. Management’s assessed this claim as without merit and intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd., also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”), filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. In October 2007, the dispute between the Company and Tianjin was settled. The costs of this settlement have been recorded in general and administrative expenses in the statement of operations. Under the terms of the settlement agreement, in November 2007, the Company released the remaining 1,559,054 restricted voting shares from escrow to Tianjin (see Note 9(c)).

(iv)	Indemnity legal claim

As at March 31, 2007, the Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. During the year ended March 31, 2008, the Company paid $70,000 towards uncontested expenses under the claim. Subsequent to March 31, 2008, the Company paid $26,000 towards contested expenses which had been accrued for in accounts payable and accrued liabilities as at March 31, 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
14.	FINANCIAL RISK
(a)	Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and short-term investments with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities.

(b)	Foreign currency risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2008, $173,870 of cash (2007 — $457,274) and $nil of short-term investments (2007 — $350,385) were denominated in Chinese Renminbi. The Company has elected not to actively manage foreign currency risk exposure at this time.

(c)	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)	Interest rate risk

The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company’s convertible debentures bear interest at a floating rate which is reset periodically.

15.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	2008	2007

China — product sales	$501,023	$356,802
Spain — license fees	500,745	187,776

	$1,001,768	$544,578

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
15.	SEGMENTED INFORMATION (continued)
(b)	Long-lived assets

	2008	2007

Canada	$52,130	$83,939
Hong Kong	16,740	17,328
China	1,602,255	1,797,863

	$1,671,125	$1,899,130

Long-lived assets consist of property and equipment.
(c)	Major customers

Revenues from license fees for the years ended March 31, 2008 and 2007 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales for years ended March 31, 2008 and 2007 of $139,985 and $27,977 were derived from one major customer.

16.	SUBSEQUENT EVENTS
(a)
On April 25, 2008, WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the financing described in Note 8(a), as consideration for the performance of the tasks relating to the introduction of WEX to CK Life Sciences Int’l., (Holdings) Inc. or one of its affiliates (collectively “CKLS”), obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms. The letter stated that if payment was not made, proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008, WEX responded to the demand for payment, denying liability and refusing to pay. On February 20, 2009, WEX received a second letter proposing payment of a reduced amount of $914,300. The letter stated that upon payment of this reduced amount within 10 days, WEX would be released from the obligation to pay the remaining portion of the finder’s fee. WEX has not responded to this second letter. As at April 15, 2009, no proceedings have been initiated.

(b)
In July 2008, the Company decided to discontinue its generic pharmaceutical operations in Nanning, China, in order to focus its resources on the development of Tectin. As at March 31, 2008, the carrying value of property and equipment related to these operations was $426,870. The Company recorded an impairment charge during the three-month period ended September 30, 2008, reducing the carrying value of these assets to $nil. During the year ended March 31, 2008, the Company recognized $501,023 in revenues and $272,311 in cost of sales from these operations.

(c)
Between April 1, 2008 and April 15, 2009, the Company granted a total of 1,560,000 stock options to various directors, consultants and officers of the Company at exercise prices ranging between $0.19 and $0.86, expiring five years from the date of grant.

(d)	Between April 1, 2008 and April 15, 2009, the Company issued $10,100,000 of convertible debentures as described in Note 8(a).

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

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

	2008	2007

Net loss under Canadian GAAP	$(2,799,339)	$(4,760,120)
Add (deduct)
Decrease in interest expense on convertible debentures	68,078	528,112
Increase in foreign exchange gain on convertible debentures	28,573	16,807
Decrease in gain on early repurchase of convertible debentures	(24,741)	—

Net loss under US GAAP	$(2,727,429)	$(4,215,201)

Loss per share under US GAAP — basic and diluted	$(0.05)	$(0.11)

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s shareholders’ equity (deficiency) is summarized as follows:

	2008	2007

Total shareholders’ equity (deficiency) in accordance with Canadian GAAP	$2,844,146	$(513,751)
Add (deduct)
Increase in opening deficit	(48,286)	(593,205)
Decrease in net loss for the year	71,910	544,919
Equity component of convertible debentures	(1,937,529)	—
Contributed surplus/additional paid-in-capital	2,864,665	—

Total shareholders’ equity (deficiency) in accordance with US GAAP	$3,794,906	$(562,037)

(a)	Adoption of New Accounting Standards

In June 2006, the Financial Accounting Standards Board (‘FASB’) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more-likely-than-not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of this statement during the year did not have a material effect on the Company’s consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. The adoption of this statement during the year did not have a material effect on the Company’s consolidated financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(a)	Adoption of New Accounting Standards (continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of this statement during the year did not have a material effect on the Company’s consolidated financial statements.

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

Under US GAAP, the principal amount of financial liabilities convertible in common shares of an entity are not bifurcated between its liability and equity components unless the holder’s option to convert the financial liability into common shares of the entity is in-the-money on the date of issuance, which results in a beneficial conversion feature, or if its meets the definition of an embedded derivative that requires separation from the host contract. The Company has determined that the holder’s option to convert the Series LIBOR plus 4% convertible debentures and the holders’ option to convert the Series 5.5% convertible debentures into common shares of the Company do not meet the definition of embedded derivatives that require separation from the host contract. The Company has determined that the holder’s option to convert the Series LIBOR plus 4% convertible debentures contained a beneficial conversion feature while the holder’s option to convert the Series 5.5% convertible debentures did not. The value of the beneficial conversion feature is classified in equity and presented as additional paid-in-capital, the US GAAP equivalent of contributed surplus. The difference between the principal amount of a financial liability and the value of the beneficial conversion feature is classified in liabilities. The discounted financial liability is accreted over its estimated life to the principal amount using the effective interest method. Upon conversion of the financial liability to common shares of the entity, the difference between the carrying value of the financial liability and the principal amount, if any, is recognized in income as interest expense and the principal amount and amount of the beneficial conversion feature are transferred to share capital. Should the holder’s option to convert the financial liability into common shares of the entity expire unexercised, the value of the beneficial conversion feature remains classified in equity as additional paid-in-capital.

(c)	Debt Issuance Costs

Under Canadian GAAP, the convertible debentures are initially recorded at total proceeds received less direct issuance costs. Under US GAAP, direct issuance costs are recorded separately as an asset and amortized over the estimated life of the convertible debentures using the effective interest method.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(d)	Recent United States Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

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

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements Liabilities -an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

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

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
(d)	Recent United States Accounting Pronouncements (continued)

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The Company will adopt the statement for its fiscal year beginning on April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”. The Company will adopt the statement for its fiscal year beginning on April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

EXHIBIT INDEX

Exhibit
Number	Description

4.8
Subscription Agreement dated July 15, 2007 as amended August 14, 2007 and October 15, 2007 between WEX and CK Life Sciences Int’l., Inc. (“CKLS”) and a Convertible Debenture in favour of Pharmagesic (Holdings) Inc. an indirect wholly-owned subsidiary of CKLS dated October 17, 2007.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.