Form 20-F
period 2009-03-31
WEX PHARMACEUTICALS INC.
filed 2009-06-26
CIK 1060012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
Yes ☐ No ☐
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
Item 3. Key Information
A. Selected financial data.
The following table summarizes selected consolidated financial data of WEX Pharmaceuticals Inc. (the “Company” or “WEX”) prepared in accordance with Canadian GAAP and expressed in Canadian dollars. In addition, information is presented to show the difference which would result from the application of U.S. GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company’s consolidated financial statements included herein under Item 17 of this annual report on Form 20-F. The information in the table was extracted from the more detailed consolidated financial statements and related Notes included herein or previously filed by the Company and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.
The Company’s last fiscal period ended March 31, 2009. All fiscal periods are for full years. The following table is a summary of selected financial information concerning the Company for each of the last five years:
Canadian GAAP

	Years Ended March 31,
	2009	2008	2007	2006	2005
	(thousands of dollars except per share amounts)
Operating results
Sales	—	501	188	188	3,421
Operating earnings (loss)	(5,903)	(3,983)	(4,134)	(16,422)	(11,068)
Interest income (expense)	(1,327)	(293)	(656)	(339)	(112)
Other income (expense)(1)	(5)	1,461	100	(4,771)	(530)
Earning (loss) from discontinued operations	(813)	16	(70)	(90)	45
Net loss	(8,048)	(2,799)	(4,760)	(21,622)	(11,665)
Financial position
Working capital	7,121	3,780	(2,109)	2,709	22,014
Total assets	11,332	7,519	5,333	11,891	32,382
Long-term	9,798	3,108	0	1,851	4,295
Shareholders’ equity
Preferred shareholders	—	—	—
Equity shareholders	(1,545)	2,844	(514)	2,586	23,803
Net loss per Equity Share
Basic	(0.13)	(0.05)	(0.13)	(0.62)	(0.35)
Diluted	(0.13)	(0.05)	(0.13)	(0.62)	(0.35)
Dividends per Equity Share
Cash	0	0	0	0	0

(1)
The other income (expense) of $1.461 million for the year 2008 includes income tax expense for an amount of $9,000 and in the year 2006 an amount of $3.61 million regarding the write down in value of intangible assets.

U.S. GAAP
The figures below are presented in accordance with U.S. GAAP (expressed in Canadian dollars).

	Years Ended March 31

	2009	2008	2007
	(thousands of dollars except per share amounts)

Operating results
Sales	—	501	188
Operating earnings (loss)	(5,903)	(3,983)	(4,134)
Interest income (expense)	(1,270)	(225)	(128)
Other income (expense)	(5)	1,465	117
Earning (loss) from discontinued operations	(813)	16	(70)
Net income (loss)	(7,991)	(2,727)	(4,215)
Financial position
Working capital (deficiency)	7121	3,780	(2,157)
Total assets	12,611	8,031	5,333
Long-term debt	10,176	2,669	—
Shareholders’ equity (deficiency)
Special Class A Share	1	1	—
Restricted Voting Shares	(644)	3,795	(562)
Net earnings (loss) per Share
Basic	(0.13)	(0.05)	(0.11)
Diluted	(0.13)	(0.05)	(0.11)
Dividends per Equity Share
Cash	—	—	—
Exchange Rates
The Company’s accounts are maintained in Canadian dollars. In this annual report on Form 20-F, all dollar amounts ($) are expressed in Canadian dollars except where otherwise indicated.
The following table sets forth, for the periods indicated below, the average rates of exchange of Canadian dollars into U.S. dollars, calculated by using the average of the exchange rates on the last day of each month during the periods.

	Years Ended March 31,
	2009	2008	2007	2006	2005
Average for period	0.8895	0.9770	0.8814	0.8418	0.7872
The closing exchange rate as at June 24, 2009, was U.S. $0.8725 and the high and low exchange rates for each of the previous six months was as follows:

	Low	High
2009
May	0.8423	0.9198
April	0.7910	0.8375
March	0.7653	0.8202
February	0.7855	0.8224
January	0.7834	0.8503
2008
December	0.7688	0.8423

The forgoing exchange rates are based on the daily noon buying rate designated by the Bank of Canada.
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
Additional Financing, Liquidity and Capital Resources
We will need substantial additional funding to continue the research and development of our technologies and products. There is no assurance that we will be able to secure such financing on favorable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of Tetrodotoxin (also referred to as “TTX”) or any future products and would have a material adverse effect on our business.
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
The convertible debenture in the principal amount of $15,600,000 (the “Debenture”) imposes to certain operational covenants. In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the principal amount and accrued interest under the Debenture. This could result in our inability to pay and insolvency of the Company.
Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, which have now been discontinued, we have not generated any product revenue from our tetrodotoxin or “TTX” products. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any TTX product candidates. As at March 31, 2009, we have incurred losses amounting to a net deficit of $80.5 million, and we expect to incur further losses.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs which were sold in China, which business has been discontinued. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. There can be no assurance that any of our product candidates will be approved.

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
The Company is currently focused on its Phase III clinical trial of TTX for cancer pain (TEC-006). However, it should be noted that its previous Phase IIb trial of TTX for cancer pain (WEX-014) was terminated as the statistical difference between the pain reduction measured by patients taking the placebo and patients taking TTX did not demonstrate drug efficacy over the placebo. Accordingly, we do not believe that outside Canada this trial would be considered a Phase III trial and it is unlikely to advance TTX through the regulatory approval process in the U.S. or Europe. A strategy of developing TTX for Canadian approval only represents a significant departure from the approach taken by most companies and could result in the product not being commercially viable. Further, any approval of TTX in Canada based on the TEC-006 clinical trial will likely be conditional and require post marketing studies (Phase IV clinical trials), which could have a negative impact on marketing efforts and the commercial viability of the product.
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
We have entered into an agreement with Sabex 2002 Inc., a predecessor to Sandoz Canada Inc. (“Sandoz”) (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement has expired, we continue to utilize Sandoz to manufacture WEX’s clinical lots of TTX for our clinical trials. However, there is no assurance that Sandoz will continue to do so, which could delay our clinical development. We are unlikely to negotiate a new agreement with Sandoz that would guarantee supply and any agreement with another third party manufacturer would take time to negotiate and finalize and may be subject to more onerous terms.
We currently do not have large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations previously conducted in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, we may elect to develop our own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.
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
Control by Principal Shareholders
Pharmagesic (Holdings) Inc., (the “CKLS Designee”) an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) holds approximately 27% of the issued and outstanding restricted voting shares, is the holder of a class A special share and is the holder of the Debenture in the principal sum of $15,600,000, which was advanced by the CKLS Designee by way of initial advance of $2,000,000 and six quarterly installments paid through March 31, 2009, pursuant to which it is entitled to obtain additional restricted voting shares in payment of interest and will in the event it elects to convert the Debenture obtain additional restricted voting shares. CKLS through this subsidiary has the ability to exercise influence over the election of directors and other matters submitted to shareholders. Further, as the holder of a class A special share in the capital of WEX it has the right to elect one or more directors of WEX and to appoint and fill vacancies of specified officers and committee members of WEX. Finally, the Debenture contains terms which restrict the operations of WEX. Such concentration of ownership and rights could have the effect of delaying, deterring or preventing a change of control of the Company that might otherwise be beneficial to its shareholders and may discourage acquisition bids for the Company or limit the amount certain investors may be willing to pay for the restricted voting shares.

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
We currently do not have marketing and sales capabilities for our TTX product candidates. Other than Sandoz’s first right of refusal for Canada, we have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. There can be no assurance that we will be able to establish sufficient marketing capability, or enter into an arrangement with a marketing partner under reasonable terms. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.
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

We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $5 million per incident and an aggregate $5 million. We have no clinical trial coverage in the United States or Europe, as we have no clinical trial activities in the United States or Europe at this time. There is no assurance that we will be able to obtain sufficient insurance coverage on reasonable terms. Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial liability claims could prevent or inhibit the development and commercialization of our current or potential products.
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. Our operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. Exchange rate fluctuations may reduce our future operating results. In the year ended March 31, 2009, we reported a foreign exchange loss of $2,687 due to foreign currency fluctuations.
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
Item 4. Information on the Company
A. History and Development of the Company
WEX was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987 under the name “Overbridge Farms International, Ltd.” On June 10, 1992, its articles were amended to change its name to “Wex Technologies Inc.” On October 13, 1992, its articles were amended to change the number of directors from three to a minimum of three and a maximum of ten. On August 8, 1996, its articles were amended to change its name to “International Wex Technologies Inc.” and to provide that the issued and outstanding shares be consolidated on a seven for one basis. On October 16, 1997, its articles were amended to allow the directors to appoint one or more additional director(s) to hold office between annual general meetings, provided the total number of directors appointed in a year did not exceed one-third the number elected at the previous annual general meeting. On October 21, 2004, its articles were amended to change its name to “WEX Pharmaceuticals Inc.” On August 16, 2007 in contemplation of the CKLS Financing (as defined below) the directors of WEX amended its bylaws in respect of matters relating to its committees, officers, number of directors and shareholder meetings, which amendments were confirmed and approved by WEX’s shareholders on September 17, 2007. On October 16, 2007 its articles were amended to redesignate its common shares as restricted voting shares, to create a class A special share and to make consequential changes to the rights, privileges, restrictions and conditions attached to the redesignated shares. WEX’s restricted voting shares are listed on the TSX under the symbol “WXI”.

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
From 1992 to March 31, 2009, through various private placements of shares (including the exercise of options and warrants), short term bridge financing and the issuance of convertible debentures, the Company raised a net total of $60,583,801, $430,192 and $11,978,735, respectively.
As at March 31, 2009, the Company’s accumulated deficit was $80.5 million.
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
Effective March 31, 2009, the Company notified the holder of the Debenture that, in accordance with the terms of the Debenture, it was extending the maturity date to October 17, 2011.
The initial $6,490,000 portion of the proceeds from the CKLS Financing were used to repay in full the Bridge Loan (plus accrued interest), to pay out the holders of the UOB Debentures, to pay closing costs of the CKLS Financing and to repay outstanding accounts payable balances. The balance of the funds are being used to fund the Company’s Phase III clinical trials of TTX and for working capital needs.
A copy of the Subscription Agreement and the Debenture are incorporated herein by reference as Exhibit 4.8 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008 filed on June 9, 2009.
Concurrent with the CKLS Financing, the Company entered into settlement agreements with several parties, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the year ended March 31, 2008.
During the year ended March 31, 2009, none of the options under the Company’s stock option plan (incorporated herein by reference to Exhibit 4.7 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009) were exercised. Since March 31, 2009, options to acquire 2,786,566 restricted voting shares have been exercised.
Clinical Trials
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb clinical trials (WEX-014 and WEX-014OL) for TTX for cancer-related pain following the preliminary findings of the Data Monitoring Committee (a committee of independent experts appointed by us to review data). Subsequently, a detailed analysis of data generated from the WEX-014 trial was completed and presented to the Biologics and Genetic Therapies Directorate of Health Canada, which then agreed with the Company’s plan to continue clinical investigation for TTX. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received a No Objection Letter from Health Canada to conduct these trials.

TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive TTX.
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
Intellectual Property
The Company reported on April 29, 2008 the successful issuance of a Re-examination Certificate for U.S. Patent No. 6,407,088 “Method of Analgesia”. This patent, as re-examined, maintains broad protection for the use of TTX, at pharmaceutically relevant doses, to relieve pain in humans. Corresponding patents have now issued in Korea and Mexico.
The Company continues to pursue corresponding applications in other key jurisdictions. On May 22, 2007 we reported a successful appeal to the European Technical Board of Appeal, wherein the Board set aside the decision to refuse a grant the corresponding European patent and sent the patent application back to the European Examining division. In November 2008, The European Examining division allowed the patent, and we are awaiting the decision to grant prior to validation. The Company continues to pursue divisional applications of broader scope. The Company awaits further response from the European patent office on their latest divisional application.
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
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceuticals containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX has funded research at Children’s Hospital Boston and may later develop and commercialize products based on the technology.
Board and Management Changes
Since March 31, 2007, the Company has undergone significant turn-over and a number of its officers and key employees are no longer with the Company.

In November 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes one year as the Vice President of Corporate Development for Chemokine Therapeutics Corp., two years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and five years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a biotech analyst in Canada while she was a partner at GMP Securities.
WEX has also recruited an experienced Chief Financial Officer, Mr. Kwong Choo, who joined the Company full time in January 2008 as Financial Controller and was appointed Chief Financial Officer and Vice-President, Finance and Administration on July 1, 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a Financial Controller in Canada.
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
Description of the Business
We are dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. Our main focus is to commercialize TTX to manage advanced cancer pain followed by other pain indications. We have three product candidates in various stages of development, all derived from the Company’s Tetrodotoxin platform technology.
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
Product Development Programs
WEX’s TTX platform has a variety of applications. Although the Company’s principal business strategy is to develop TTX to manage advanced cancer pain followed by other pain indications (analgesic), there are two other applications, drug withdrawal and local anaesthetic:
1.
Analgesia — The Company’s lead product, TTX, is Tetrodotoxin for the management of chronic pain. TTX is currently under clinical investigation for inadequately controlled moderate to severe cancer-related pain. In the future TTX will be investigated in the management of other pain indications.

2.	Local anaesthesia — The Company’s second indication for Tetrodotoxin is local anaesthesia, combined with other local anaesthetics.

3.
Drug withdrawal — The Company’s third indication for Tetrodotoxin is the management of pain and other symptoms associated with opiate withdrawal including such drugs as heroin, methadone and cocaine. The Company has postponed development of TTX for drug withdrawal until further resources are available or a collaboration is entered into.

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
In Canada, in the year 2009, an estimated 171,000 new cases of cancer are expected to occur (Canadian Cancer Society / National Cancer Institute of Canada: Canadian Cancer Statistics 2009). In the U.S., the new cases of cancer for the year 2009 are estimated to be 1,479,350 (American Cancer Society: Cancer Facts & Figures 2009).
Although the forgoing figures indicate that there is significant market potential in the United States it should be noted that our focus to date has been on the TEC-006 program, which is aimed only at the Canadian market.
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
Although the forgoing figures indicate that there is significant drug withdrawal market, it should be noted that the Company has postponed development and has not commenced Phase II clinical trials of TTX for drug withdrawal until further resources are available or a collaboration is entered into.
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
In general, the Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for TTX and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and/or to take advantage of their marketing and distribution capabilities, which would be difficult and expensive for us to establish in-house. Such strategic alliances could take several forms ranging from traditional licensing agreements, with upfront payments, milestone payments, and royalties, to joint ventures, with profit sharing arrangements.
Our main focus is to commercialize TTX to manage advanced cancer pain followed by other pain indications. Our strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, we believe that this will facilitate the regulatory approval process to achieve early commercialization of TTX for this indication. TTX is in Phase III clinical development in Canada. Development and commercialization of TTX for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources.
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
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for drug withdrawal applications of TTX in China. Due to the lack of clinical trial activity in China, which could take years to complete, it is unlikely that the Company will realize any revenues from this distribution agreement in the foreseeable future, and the Company may never realize any such revenues. It should be noted that the Company has postponed development of TTX for drug withdrawal.
Manufacturing Agreements
Pursuant to a Manufacturing and Option Agreement between the WEX and Sandoz dated March, 2004, Sandoz manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. Although the term of the Agreement has expired, we continue to utilize Sandoz to manufacture WEX’s clinical lots of TTX for our clinical trials. However, there is no assurance that Sandoz will continue to do so, which could delay our clinical development. We are unlikely to negotiate a new agreement with Sandoz that would guarantee supply and any agreement with another third party manufacturer would take time to negotiate and finalize and may be subject to more onerous terms. Pursuant to this agreement, Sandoz has a right of first refusal to acquire an exclusive license for the Company’s injectable products in Canada.
Research Agreements
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX has funded research at Children’s Hospital Boston and may later develop and commercialize products based on the technology.

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
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be required by the regulatory agencies as a condition of approval. The Company is of the belief that approval of TTX in Canada based on the TEC-006 clinical trial will likely be conditional and require post marketing studies (Phase IV clinical trials), which could have a negative impact on marketing efforts and the commercial viability of the product.
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
A subsequent CTA application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a No Objection Letter was received in August 2001. The Phase IIa was a dose-ranging study with up to six dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. The study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (TTX) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (≥ 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from TTX treatment based on both objective criteria and clinical judgment. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15. The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004. The results of the Phase II study have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2007 Aug; 34(2): 171-182).
A Phase IIb pivotal trial was filed in November 2003, and a No Objection Letter was received in December 2003 from HC. The study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (TTX) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.
An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the Data Monitoring Committee (the “DMC”), a committee of independent experts appointed by the Company. The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make a recommendation to the Company regarding continuation or early termination of the study. The DMC did not have any serious concerns about the safety profile of TTX. Based on the results of the planned intent-to-treat and efficacy population, the DMC concluded that the results of the primary efficacy endpoint (a statistical difference from placebo in pain reduction) would not have been able to succeed in demonstrating efficacy of drug over placebo, leading to the DMC’s recommendation to terminate the trial. However, the DMC emphasized that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed.” The continuation study, WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (TTX) for moderate to Severe Cancer-Related Pain,” which was designed to allow those patients originally enrolled in the Phase IIb trial to receive treatment with TTX in order to further study drug efficacy and safety was also terminated.
In light of the DMC’s recommendations, the Company conducted a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, were evaluated in this analysis. Analysis of secondary endpoints and an exploratory post hoc analysis suggested that there might be a robust analgesic effect if a composite endpoint was used including either decrease in pain level or reduction in opioid dose, plus improvement in quality of life. The re-analysis of the data was presented to Health Canada, and the regulatory agency agreed with the Company’s plan to resume the clinical development of TTX in cancer-related pain. The results of the reanalysis have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2008 Apr; 35(4): 420-429).
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
Currently the Company has 11 active sites and has enrolled 35 patients in the TEC-006 trial. Based on current enrolment rates, the Company now anticipates enrolling the 60 patients required for the planned interim analysis by November 2009. The interim analysis will be conducted by an independent DMC, which will make a recommendation on continuing the trial based on a review of the safety and efficacy assessments. This recommendation is expected to be received within three months of enrolling 60 patients. Assuming that the DMC recommends that WEX continue the trial to the planned 120 patients, the Company anticipates that the trial will be completed in the second half of 2010.
Although Phase III clinical trials for cancer pain (TEC-006) are ongoing in Canada, the Company does not believe based on its discussions with the FDA and the EMEA that these agencies would consider TEC-006 clinical trial a Phase III trial, as the Phase IIb trial (WEX-014) failed to demonstrate proof of concept. Accordingly our TEC-006 Phase III trial is unlikely to advance TTX through the regulatory approval process in the U.S. or Europe. A strategy of developing TTX for Canadian approval only represents a significant departure from the approach taken by most companies and could result in the product not being commercially viable. Further, any approval of TTX in Canada based on the TEC-006 clinical trial will likely be conditional and require post marketing studies (Phase IV clinical trials), which could have a negative impact on marketing efforts and the commercial viability of the product.
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
Manufacturing
North America
As noted above, in March 2004, an agreement was signed with Sandoz to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe from Active Pharmaceutical Ingredient (API) produced by NMLP in China. Although the term of the Agreement has expired, we continue to utilize Sandoz to manufacture WEX’s clinical lots of TTX for our clinical trials. However, there is no assurance that Sandoz will continue to do so, which could delay our clinical development. We are unlikely to negotiate a new agreement with Sandoz that would guarantee supply and any agreement with another third party manufacturer would take time to negotiate and finalize and may be subject to more onerous terms. The agreement provides Sandoz with a first right of refusal, which has not expired, to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favorable price during the initial three year term. The agreement does not cover commercial manufacturing.
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
Manufacturing of Other Products
NMLP previously carried on some limited manufacturing of generic drugs and traditional Chinese remedies, which were for sale exclusively in China. NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China. The Nanning facility is capable of producing small-volume injectable products. The GMP license for this facility, however, expired in April 2008, and manufacturing activities were suspended. Re-certification of the facility will require upgrade and validation of the facility and equipment. Currently, management is reviewing strategic options for this non-core business. Currently the NMLP facility is only being used to produce TTX for clinical trials.
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

The Company continues to align their patent portfolio with their business strategy and focus protection in key strategic markets for technologies and products with commercially significant potential. As of June 10, 2009 the Company’s portfolio consists of approximately 78 patents or patent applications worldwide, consisting of 40 issued patents and 38 pending applications across 16 patent families. Amongst the patents and patent applications are those protecting various therapeutic uses, dosages, formulations and processes involving the lead Tetrodotoxin (TTX) compound as well as analogues and/or derivatives of TTX. In addition, there are a number of patents and patent applications involving combination therapies involving TTX in the key indication of pain management. The Company will continue to seek to protect its novel proprietary technology by filing patent applications, unless it believes that keeping an invention a trade secret is preferable.
The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remains confidential and that all work produced belongs to the Company or its affiliates.
The Company has previously advised that based on the Ruling by State Intellectual Property Office of the People’s Republic of China, the registered ownership of Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” has been transferred from the Company’s subsidiary, to a third party (the “Third Party”). We have also previously advised of receiving a notice that said Third Party has requested transfer of ownership of the corresponding German patent. The Company filed an objection with the German Patent Office on June 16, 2008 and no further actions have resulted. The Company has since determined that the corresponding Belgium patent was transferred to the Third Party without notice to the Company. The Company has taken active steps to prevent transfers of any remaining corresponding European Patents, but has decided, at this time, not to pursue further legal options as against the Third Party. Legal options may be considered in future. These developments do not affect other TTX related therapeutic indications or other research projects.
As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.
Competition
The pharmaceutical industry is highly competitive. Due to the size of the pain management market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products. We are aware of a large number of companies that are developing therapies for pain. A recent search identified numerous products in Phase II and Phase III clinical trials for pain. While few of these could be considered as direct competitors, based on the pain indications targeted or mechanism of action, our clinical trials will have to demonstrate competitive advantages in order for our products to achieve market share.

C. Organizational structure.
The following table illustrates the Company’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated under the	Ownership
Subsidiaries(1)	laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	British Columbia, Canada	100%

WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	100%

IWT Bio Inc. (“IWT”)	Canada	100%
D. Property, plants and equipment.
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. This facility is used as the headquarters for administration of the Company and all of its subsidiaries.
The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada. This facility is mainly used as the office of our Director, Regulatory Affairs to oversee clinical activities.
Our Hong Kong subsidiary, WEX-HK, is located in an office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on March 12, 2010. This office is used mainly as the administration centre for NMLP.
NMLP, our principal operating subsidiary, occupies 21,064 square feet of office space and laboratory and manufacturing premises at 9 Huo Ju Road, Nanning, Guang Xi, China held under an amended lease agreement executed December 30, 2008, which amended lease expires on December 31, 2009. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately three floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future. These facilities are used for research and development activities, relating to the extraction of tetrodotoxin from puffer fish.
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
Selected Annual Information
The following table summarizes selected consolidated financial data of the Company prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company’s consolidated financial statements included herein under Item 17 of this annual report on Form 20-F. The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2009	2008	2007
Revenue	—	$501	$188
Loss from continuing operations	(7,235)	(2,815)	(4,690)
Basic and diluted loss per share from continuing operations	(0.12)	(0.05)	(0.13)
Net loss for the year	(8,048)	(2,799)	(4,760)
Basic and diluted loss per share	(0.13)	(0.05)	(0.13)
Total assets	11,332	7,519	5,333
Long term financial liabilities (1)	9,798	3,108	0

(1)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years, as any profits will be used to further the commercialization of TTX.
For the fiscal year ended March 31, 2009, the Company recorded a net loss of $8.05 million ($0.13 per share) compared to a net loss of $2.80 million ($0.05 per share) for the fiscal year ended March 31, 2008. This increase in net loss of $5.25 million is due to, amongst other items, larger research and development expenditures of $1.98 million, increased interest expense on convertible debentures of $1.08 million, loss from discontinued operations of $0.83 million and the settlement gains from preceding year in the US dollar denominated series 5.5% convertible debentures debt of $1.21 million. The loss was offset by a reduction in general and administrative expenses of $0.57 million. It is expected that research and development expenses will increase over the next 2 years as the clinical trial continues.
The Company had cash and short-term investments of $9.13 million as at March 31, 2009 compared to $3.82 million as at March 31, 2008.
Results of Operations
In September 2008, the Company closed the generic pharmaceutical business in Nanning, China and wrote off assets used substantially in the generic pharmaceutical business at that time. The discussion focuses on the continuing operations, assets and liabilities of the Company and will present separately the generic pharmaceuticals division operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the division’s operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended March 31, 2009 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Results of Continuing Operations
The following table summarizes the Company’s results of continuing operations for the years ended March 31, 2009, 2008 and 2007.

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2009	2008	2007
Revenue	—	$501	$188
Operating expenses	(5,903)	(4,484)	(4,322)
Other income (expenses)	(1,332)	1,178	(556)
Loss from continuing operations before taxes	(7,235)	(2,805)	(4,690)
Income tax expense	—	(10)	—
Loss from continuing operations	(7,235)	(2,815)	(4,690)
Basic and diluted loss per share from continuing operations	(0.12)	(0.05)	(0.13)
Expenses

	Year ended March 31,
(in thousands of dollars)	2009	2008	2007
Amortization	$202	$188	$228
General and administrative	2,277	2,849	2,346
Research and development	3,424	1,447	1,748

	5,903	4,484	4,322

Expenses — 2009 compared to 2008
Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Total amortization expense for the fiscal year ended March 31, 2009 of $0.20 million was comparable to the same periods in year 2008 of $0.19 million.
General and Administrative
General and administrative expenses decreased to $2.28 million for the fiscal year ended March 31, 2009 as compared to $2.85 million in the fiscal year ended March 31, 2008. The decrease of $0.57 million is mainly due to the reduction in legal fees and lower staff cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses for the fiscal year ended March 31, 2009 totalled $3.42 million compared with $1.44 million for the fiscal year ended March 31, 2008. The increase of $1.98 million is the result of increase in the number of clinical sites and patients being enrolled in the pivotal Phase III Clinical Trial for TEC-006 and TEC-006OL.
Other Income and Expenses
Other income and expenses for the fiscal year ended March 31, 2009 totalled to an expense of $1.33 million compared to an income of $1.18 million for the fiscal year ended March 31, 2008. The increase in expense of $2.51 million is mainly due to the increase in interest expense of $1.08 million on the convertible debentures and previous year’s settlement gain of $1.21 million on the US dollar denominated 5.5% convertible debentures.

Expenses — 2008 compared to 2007
Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Amortization of production and equipment is included in inventory and cost of sales. As such, a portion is included in the cost of goods sold. Total amortization expense decreased to $0.19 million for the fiscal year ended March 31, 2008 from $0.23 million for the fiscal year ended March 31, 2007. This decrease of $0.04 million was due the disposal of capital assets and minimal capital purchases during the year.
General and Administrative
General and administrative expenses increased to $2.85 million for the fiscal year ended March 31, 2008 from $2.35 million for the fiscal year ended March 31, 2007. This increase of $0.5 million was largely due to fees and settlement expenses associated with the CKLS Financing with respect to a private placement of equity and debt, offset by lower operating cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses totalled $1.45 million for the fiscal year ended March 31, 2008 as compared to $1.75 million for the fiscal year ended March 31, 2007 or a decrease of $0.3 million or 17%. The decrease is primarily due to the cancelling of the clinical trial in March 2006 and the suspension of most research related activity while waiting to secure financing to be completed. However, it is expected the clinical trial and salary costs will now increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.
Other Income and Expenses
Other income (expenses) for the fiscal year ended March 31, 2008 increased by $1.36 million to a gain of $1.46 million from an income of $0.10 million for the fiscal year ended March 31, 2007. The decrease is mainly a result of the settlement gain of $1.21 million realized on the complete settlement of the UOB Debentures (also referred to as the series 5.5% convertible debenture) liabilities.
Foreign exchange gains over the prior year periods had a significant impact on the decrease in losses due to the loss in value of the US dollar in spite of the decreasing strengths of the Chinese renminbi and Hong Kong dollar.
DISCONTINUED OPERATIONS — Generic pharmaceuticals manufacturing
In July 2008, we announced our decision to discontinue the generic pharmaceutical business in Nanning, China. In September 2008, we closed the manufacturing operations and wrote off for an amount of $508,000 of assets used substantially in the generic pharmaceutical business and which consisted of $400,000 of property and equipment and $108,000 of inventories. The exit from discontinuing these operations allows the Company to focus its effort in the development of TTX. Accordingly, all revenue, expenses and assets related to the generic pharmaceutical manufacturing business have been classified as discontinued operations for the years ended March 31, 2009 and 2008.

The following table summarizes our results of discontinued operations of the generic pharmaceuticals manufacturing division of our subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) for the years ended March 31, 2009, 2008 and 2007.

	Year ended March 31,
(in thousands of dollars)	2009	2008	2007
Revenue	62	$501	$357
Cost of good sold and operating expenses	(367)	(486)	(427)

Income (loss) from discontinued operations	(305)	15	(70)
Write-off of assets	(508)	—	—

Net earnings (loss) from discontinued operations	(813)	15	(70)

Summary of Quarterly Results
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending March 31, 2009.

(in thousands of
dollars except per	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
share amounts)	2009	2008	2008	2008	2008	2007	2007	2007
Revenue	$—	$—	$—	$—	$—	$—	$—	$501
Loss from continuing operations	(2,345)	(1,905)	(1,750)	(1,235)	(775)	(523)	(1,082)	(435)
Income (loss) from discontinued operations	(209)	—	(614)	10	(92)	(61)	68	101
Net loss for the period	(2,554)	(1,905)	(2,364)	(1,225)	(867)	(584)	(1,014)	(334)
Loss per share from continuing operations — basic and diluted	(0.04)	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)
Income (loss) per share from discontinued operations — basic and diluted	(0.00)	(0.00)	(0.01)	0.00	(0.00)	(0.00)	0.00	0.00
Loss per share — basic and diluted	(0.04)	(0.03)	(0.04)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)
Revenue over the most recent eight quarters include primarily the license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Generic drug sales pertaining to the discontinued operations which were included in revenue of prior quarterly summaries are now classified in “Income (loss) from discontinued operations”. The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events:
•
R&D expenditures have been on the increase from the quarter ended December 31, 2007 due to the CKLS financing completed in October 2007, which enabled the Company to commence its TEC-006 and TEC-006OL clinical trials.

•
Interest expenses on the existing Series LIBOR plus 4% from quarter ended December 31, 2007 to March 31, 2009 and the fully repaid US dollar denominated Series 5.5% Convertible Debentures from June 30, 2007 to December 31, 2007.

•	Legal and related expenses were relatively higher in year 2007 as the Company incurred professional fees to address certain conditions precedent to the CKLS transaction.

•	The losses for the quarter ended December 31, 2007 were offset by the gain on the final discounted settlement of the UOB convertible debentures.

Currency
The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Inflation
We do not believe that inflation has a significant impact of the Company’s results of operations.
Outlook
The Company expects to incur operating losses for the foreseeable future as the lead product, TTX, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for TTX, as well as the Company’s other initiatives in research, development, and business development activities.
B. Liquidity and capital resources.
We finance our operations and capital expenditures through equity offerings, debt and to a lesser extent government tax credits.
As at March 31, 2009, the Company had working capital of $7.12 million. Working capital is defined as current assets less current liabilities. Included in working capital is cash of $9.13 million, which is held in different currencies as follows:

(in thousands of dollars)	March 31, 2009	December 31, 2008	September 30, 2008	March 31, 2008
Canadian dollars	$9,061	$6,447	$5,502	$4,607
U.S. dollars	4	32	8	13
Chinese Renminbi	51	141	80	121
Hong Kong dollars	9	13	6	9

Total cash	$9,125	$6,633	$5,596	$4,750

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions. Working capital as at March 31, 2009, also included $0.80 million in receivables, made up solely of tax credits receivable.
Included in accounts payable and accrued liabilities at March 31, 2009, is a provision of $1.09 million in respect of sums received in respect to the Debenture allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is of the opinion that the claim is entirely without merit and will vigorously defend this claim.
The Company has received all of the $20.1 million from the CKLS Financing in the form of shares subscription of $4.5 million and the Debenture of $15.6 million. The Company delivered a notice of extension effective March 31, 2009, with respect to the extension of the maturity date of the Debenture to the holder of such Debenture, the CKLS Designee (an indirect wholly-owned subsidiary of CKLS). Under the terms of the Debenture, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date, then subject to certain conditions, the maturity date would be extended for two years. The notice of extension extends the maturity date of the Debenture for two years to October 17, 2011.

As is widely known, the capital raising outlook for small biotech companies such as WEX remains very difficult. Accordingly, while the Company continues to actively explore financing and partnership opportunities, Company management, in consultation with the board of directors, continues to monitor closely company expenditures and may implement a plan that would reduce and/or defer certain expenditures. While such expenditure reductions would defer the necessity to raise additional capital until a later date, it would also likely delay achieving certain corporate objectives. If required, the Company believes it can extend its cash resources to fund operations further until mid 2010 without compromising its core TEC-006 program. Deferral of expenditures, if any, would likely impact the Company’s other research and development programs.
In order to continue operations beyond mid 2010, the Company will need to or obtain additional financing. While management is considering all financing alternatives and is seeking to raise additional funds for the operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms.
Financial Instruments
Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity. The fair value of the Debenture is equal to the present value of the Debenture’s issue price discounted at an estimated incremental borrowing rate of 28% rate of interest.
Convertible debentures
The Company has arranged to borrow up to $15,600,000 under the Debenture (referred to as the “Series LIBOR plus 4% convertible debenture” — in Note 7 to the financial statements). Proceeds from the Debenture and a related private placement that completed in 2007 are to be applied to the cost of WEX’s planned Phase III clinical trials of TTX and for working capital purposes. The Debenture matures on October 17, 2009. The Company delivered a notice of extension effective March 31, 2009, with respect to the extension of the maturity date of the Debenture to the holder of such Debenture, the CKLS Designee (an indirect wholly-owned subsidiary of CKLS). Under the terms of the Debenture, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date, then subject to certain conditions, the maturity date would be extended for two years. The notice of extension extends the maturity date of the Debenture for two years to October 17, 2011.
The Debenture imposes significant restrictions on the activities of WEX throughout its term. Particulars of the Debenture financing are included in Note 7(a) to the financial statements.
Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests all its cash reserves in low risk term deposits. Consequently, the recent financial market volatility has very low impact on the Company’s liquidity and the funding of it’s operations. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Commitments for capital expenditures
As at March 31, 2009 the Company had no material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
See above under the heading “Expenses” the amount spent during each of the last three financial years on research and development activities

TTX
The Company’s lead product is TTX, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for TTX for cancer-related pain due to the preliminary findings of the DMC, a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving TTX compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between TTX and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis have been published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then agreed with the Company’s plan to continue clinical investigation for TTX. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive TTX.
Other Applications of TTX
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX has funded research at Children’s Hospital Boston and may later develop and commercialize products based on the technology.
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

In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful re-examination strengthens the intellectual property rights for TTX.
D. Trend information.
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2008 to March 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
F. Tabular disclosure of contractual obligations.
Contractual Obligations and Contingencies
The following table summarizes contractual obligations as of March 31, 2009 and payments due for each of the next five years and thereafter:

	Payments Due by Period
	(in thousands of dollars)
					More
		Less than 1			than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years

Long-Term Debt Obligations	$19,404	—	$19,404	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	162	154	8	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the Primary financial statements	—	—	—	—	—

Total	19,566	154	19,412	0	0

On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,352,010 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

On April 25, 2008 WEX received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 WEX received correspondence requesting WEX’s further consideration of the payment. On April 29, 2009 WEX responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated. However, the full amount is accrued for as at March 31, 2009, and is included in accounts payable and accrued liabilities.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
As at June 26, 2009, the names of each of our directors, senior managers and any employees upon whose work the Company is dependent, their position and offices held with the Company and principal occupations (the information concerning these respective individuals has been furnished by each of them) are set out below:

Name	Principal Occupation(1)	Position with the Company
Alan Yu (2)	Vice President and Chief	Director and Chairman of the board
	Operating Officer of CK Life	(Director since July 15, 2007 and
	Sciences Int’l (Holdings) Inc. in	Chairman since October 17, 2007)
Hong Kong
Victor Tong (2)	Chief Financial Officer of CK	Director
	Life Sciences (North America) Inc.	(since July 15, 2007)
Simon Anderson, CA (3)	President, S2 Management Inc.	Director
(since December 16, 2005)
Michael (Guang) Luan (3)	Businessman	Director and Vice Chairman
(Director since April 13, 2005;
Chairman for the period from
April 13, 2005 to October 17,
2007 and Vice Chairman since
October 17, 2007)
Dr. Tom Du (3)	Chief Consultant, Humphries	Director
	Industries Ltd.	(since September 29, 2006)
Kenneth M. Strong (3)	President of Technology	Director
	Development Corporation.	(since September 29, 2006)
John Winton Sibert, III (3)	Member of the Malibu City Council	Director
(since September 29, 2006)
Bin Huang	President and Chief Executive	President and Chief Executive
	Officer of WEX (4)	Officer
(since November 20, 2007)
Kwong Choo	Chief Financial Officer and	Chief Financial Officer and
	Vice-President, Finance and	Vice-President, Finance and
	Administration of	Administration
	WEX(4)	(since July 1, 2008)
Peter Stafford	Associate Counsel,	Corporate Secretary
	Fasken Martineau DuMoulin LLP	(Since September 29, 2006)
	Barristers and Solicitors	Director
(from September 27, 2001 to
September 29, 2006)
Dr. Larry Gontovnick	Vice President, Research and	Vice President, Research and
	Development of WEX	Development
(since March 20, 2009)
Senior Director, Clinical
Development
(from September 2008 through
March 20, 2009)

(1)	See biographies below.

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

(3)	The term of office for each of these directors will expire at WEX’s next annual general meeting

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

From June 1, 2008 though March 20, 2009 Dr. Jean Bourgouin served as the Company’s Chief Scientific Officer. Dr. Anh Ho Ngoc served as Chief Scientific Officer from September 27, 2001 through June 1, 2008 and Vice President of Regulatory Affairs from December 20, 2005 through February 1, 2009. On February 1, 2009 the Company entered into a new consulting agreement with Dr. Ho and she took on the role of Director of Regulatory Affairs). See biographies below.
Profiles of Directors, Senior Managers and any Employees upon whose work the Company is dependent:

Name	Principal Occupation and Related Experience
Alan Yu Hong Kong, China Director and Chairman of the board	Mr. Yu is Vice President and Chief Operating Officer of CK Life Sciences Int’l (Holdings) Inc. in Hong Kong and is responsible for its commercial activities, including manufacturing and marketing of all product applications. CK Life Sciences Int’l (Holdings) Inc. is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas. Prior to joining the Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson. Mr. Yu holds a Bachelor of Arts degree and a Master’s degree in Business Administration.

Victor Tong Ontario, Canada Director	Mr. Tong is the Chief Financial Officer of CK Life Sciences (North America) Inc. and oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of CK Life Sciences Int’l (Holdings) Inc. CK Life Sciences Int’l (Holdings) Inc. is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Prior to joining the CK Life Sciences Int’l (Holdings) Inc., he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte. Mr. Tong holds a Bachelor of Business Administration degree and a Master of Business Administration degree. He is also qualified as a professional accountant in the Province of Ontario.

Name	Principal Occupation and Related Experience
Simon Anderson British Columbia, Canada Director	Mr. Anderson is President of S2 Management Inc. a company that provides advice on financial management, reporting, corporate structuring and financing to public companies or companies seeking a public listing. From September 1996 through August 2008 Mr. Anderson was Vice President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. Prior to joining MCSI, Mr. Anderson was with BDO Dunwoody and previously with Collins, Barrow Chartered Accountants. As a Chartered Accountant with over 19 years experience in the financial markets, Mr. Anderson brings extensive expertise in the areas of corporate finance, financial consulting and mergers and acquisitions. Currently, Mr. Anderson is also a board member and/or Chief Financial Officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Michael (Guang) Luan Beijing, China Director	Mr. Luan is a business man and an investor. He has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and Chief Executive Officer of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years.

Dr. Tom Du, Washington, DC, USA Director	Dr. Du is Chief Consultant of Humphries Industries Ltd. (“Humphries”), a global pharmaceutical consulting company. Dr. Du commenced working for Humphries in 2004 as Vice President, Global Regulatory Affairs and in 2006 became the Chief Consultant. Prior to working for Humphries, Dr. Du was the Senior Director Clinical and Regulatory Affairs for Hutchison Medipharma Inc., which position he assumed in 2002. He has extensive experience in drug development and has held senior positions with a number of pharmaceutical companies in the United States and Asia. He was a reviewer at the FDA between 1994 and 2000, and has consulted extensively with pharmaceutical companies since 2000. Dr. Du graduated from Tianjin Medical University and received further training in Pathology at McGill University and Harvard University. Dr. Tom Du has been a board member in several pharmaceutical companies during the past 5 years.

Kenneth M. Strong Ontario, Canada Director	Mr. Strong serves as President of Technology Development Corporation (since 1996) and Chairman of Environmental Capital Corporation (since 1994), both of Ottawa, Canada, which are engaged in investment in and development of technology based businesses, and Vice President of Strovest Holdings, Inc., a family holding company, since 1987. Since 2005, Mr. Strong has been the President and Chief Executive Officer, S3 Holdings, Inc. (“S3”) of Ottawa, Canada. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, mining & metals, environment and energy sectors. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada.

Name	Principal Occupation and Related Experience
Dr. John Winton Sibert, III California, USA Director	Dr. Sibert is a member of the Malibu City Council. He is a former Managing Partner of GFG China Holdings, LLC and Global Financial Group, LLC, entities engaged in evaluating opportunities and investing in later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. He is the immediate past Chief Operating Officer of the California State University Institute overseeing commercialization of technology activities from the 23 CSU campuses. He was the founding Executive Director of the Alaska Science & Technology Foundation. Prior to that, he directed exploratory research and managed the Corporate Research Laboratory for Atlantic Richfield Company (ARCO) developing alternative energy technology. Dr. Sibert has been a chemistry professor and administrator at Yale University, California Institute of Technology and California State Universities. He is the Founding Chairman of the National Association of Seed & Venture Funds and formerly a member of the State of California Capital Formation and Business Investment Committee. He is past chairman of the Best Practices Committee National Governors Association and on the advisory and review committees on technology commercialization for NASA. He has been a consultant for a number of government, non-profit, and private sector organizations. He is a former Trustee of the Claremont Graduate University and on the advisory board of the Venture Finance Institute of the Peter F. Drucker School of Management. Dr. Sibert received his B.S. and M.S. in Chemistry from the South Dakota School of Mines & Technology and his Ph.D. from the University of California San Diego.

Dr. Bin Huang British Columbia, Canada President and Chief Executive Officer	Dr. Huang joined the company in November 2007. Her previous experience includes one year as the Vice President of Corporate Development for Chemokine Therapeutics Corp., 2 years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and 5 years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a partner at GMP Securities. Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.

Kwong Choo British Columbia, Canada Chief Financial and Vice —President, Finance and Administration	Mr. Choo joined the Company in December 2007. From the period of December 17, 2007 to June 30, 2008, Mr. Choo served as the Financial Controller of the Company. On July 1, 2008 he was appointed Chief Financial Officer and Vice—President Finance and Administration. His previous experience includes 7 years as the Group Controller of RCI Capital Group. Mr. Choo’s educational background includes finance, management and accounting training through Certified General Accountants of British Columbia and Chartered Institute of Management Accountants, United Kingdom.

Name	Principal Occupation and Related Experience
Dr. Jean Bourgouin Quebec, Canada Former Chief Scientific Officer	Dr. Bourgouin was the Chief Scientific Officer of the Company from June 1, 2008 through March 20, 2009. He has over 25 years of global clinical drug development experience in the pharmaceutical industry. He joined Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada) (“Aventis”) in 1982 and held positions of increasing responsibility, serving as Vice President of Scientific Affairs at Aventis for eight years. In this role, he had responsibility for all stages of clinical development and product registration in Canada as well as registration and market access implementing health economics, health management and professional education strategies. Since leaving Aventis in 2004, he had held executive positions with WEX and Bradmer Pharmaceuticals. He was previously Chief Medical Officer of the WEX from March 2005 to March 2006 and Vice President Medical Affairs at Bradmer Pharmaceuticals Inc. from 2006 to 2007. Dr. Bourgouin is a graduate of Université de Montréal where he acquired a doctorate diploma in medicine. He went on to become Associate Professor in the Pharmacology Department of Université de Montréal. He received his B.A. from Collège Jean de Brébeuf, his M.Sc. in Pharmacology from Université de Montréal, and is a licensed member of the Medical Council of Canada.

Dr. Larry Gontovnick British Columbia, Canada Vice President Research and Development	Dr. Gontovnick joined the Company as Senior Director, Clinical Development in September 2008 and was appointed to the position of Vice President, Research and Development in March 2009. A pharmacologist by training, Dr. Gontovnick brings to WEX over 20 years of experience in drug development in the pharmaceutical industry. His previous positions include Vice President, Drug Development at Twinstrand Therapeutics Inc. and Vice President, Clinical Development and Regulatory Affairs at Cipher Canada Inc., where he was responsible for the clinical programs and regulatory filings in the U.S. and Canada. Prior to these roles, Dr. Gontovnick held the position of Senior Director, Clinical Development at GlaxoSmithKline Canada Inc., where he led a department of 150 scientific and administrative staff. He also served as Senior Director, Clinical Development at GlaxoWellcome Canada Inc., Director, Clinical Research at Glaxo Canada Inc. and Head, Clinical Investigation at CIBA-Geigy Canada Ltd. Dr. Gontovnick received his Ph.D. degree in pharmacology from the University of British Columbia and was a Medical Research Council of Canada Postdoctoral Fellow at the University of Wisconsin’s McArdle Laboratory for Cancer Research.

Dr. Anh Ho Ngoc Québec, Canada Director of Regulatory Affairs	Dr. Ho joined the Company in 2000. From the period of September 27, 2001 through June 1, 2008 Dr. Ho served as the Chief Scientific Officer of WEX. From December 20, 2005 through February 1, 2009 she served as Vice-President of Regulatory Affairs and since February 1, 2009 she has been the Director of Regulatory Affairs. Prior to joining WEX, Dr. Ho was a regulatory affairs professional with multinational pharmaceutical companies for 20 years, with increasing responsibilities. Earlier in her career, Dr. Ho worked for several years as a Research Scientist at the Bureau of Drug Research, Health Canada. Dr. Ho holds a PhD degree in Pharmaceutical Sciences from the University of Montreal and is a member of the Ordre des Pharmaciens du Quebec.

Peter H. Stafford, British Columbia, Canada Corporate Secretary	Mr. Stafford is Associate Counsel and consultant to Fasken Martineau DuMoulin LLP, Barristers and Solicitors. From the period from September 27, 2001 through September 29, 2006 Mr. Stafford served on the board of directors of WEX. Mr. Stafford joined one of the predecessor firms of Fasken in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr. Stafford was Vice President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken as a partner in 1989. From November 2003 until his retirement in February 2006 Mr. Stafford was based in the Johannesburg office of Fasken.

Directorships
The following table provides information about directors of the Company who are also directors of other publicly-traded companies.

Name	Names, trading symbols and headquarters of other publicly-traded companies	Position
Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director
Victor Tong	China Zirconium Limited, Hong Kong, TSX (CZL) and Hong Kong (395)	Director
Alan Yu	CK Life Sciences Int’l (Holdings) Inc., Hong Kong, GEM — 8222	Director
B. Compensation.
Cash Compensation
The following table is a summary of compensation paid to members of our senior management, and administrative, supervisory and management bodies:

	Annual Compensation —	Other Cash Compensation
	for the fiscal year ended	for the fiscal year ended
Name and Principal Position	March 31, 2009	March 31, 2009
Dr. Bin Huang(1)	$274,785.45	$12,941.84
President & Chief Executive Office
Kwong Choo(2)	$141,326.96	$8,326.51
Chief Financial Officer and Vice-President, Finance and Administration
Dr. Anh Ho Ngoc(3)	$225,750	Nil
Director of Regulatory Affairs
Dr. Jean Bourgouin(4)	$135,000	$48,672.64
Former Chief Scientific
Dr. Larry Gontovnick (5)	$101,653.85	$682.96
Vice President Research and Development

(1)
Dr. Bin Huang was appointed President and Chief Executive Officer on November 19, 2007. From November 20, 2007 through July 1, 2008 she was Acting Chief Financial Officer. Annual salary $270,000, which increased to $300,000 on April 1, 2008.

(2)
Mr. Kwong Choo was appointed Chief Financial Officer and Vice-President, Finance and Administration on July 1, 2008 and receives an annual salary of $150,000. From December 17, 2007 to July 1, 2008 Mr. Choo was the Financial Controller of WEX and received an annual salary of $100,000.

(3)
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

(4)
Dr. Jean Bourgouin commenced as Chief Scientific Officer of the Company on June 1, 2008 and pursuant to his employment contract received a base salary of $180,000 per year and on commencement was granted options to acquire 150,000 restricted voting shares for $0.86 per share, vesting over 4 years and was eligible to receive a bonus of up to 25% of his base salary and options to acquire 150,000 restricted voting shares based on the achievement of milestones determined by the board. Dr. Bourgouin devoted 60% of his time to the Company. On March 20, 2009 Dr. Bourgouin left his position with the Company.

(5)
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

In addition, during the fiscal year ended March 31, 2009, the Company agreed to pay each member of the board an annual fee of $10,000 plus an attendance fee of $1,000 per board meeting. The Company also agreed to pay each member of the board an attendance fee of $500 per committee meeting.
Except as stated above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX.
The directors were paid the following amounts as director’s fees for the year ended March 31, 2009:

Simon Anderson	$19,000
Tom Du	$14,500
Guang (Michael) Luan	$15,500
John Winton Sibert, III	$15,500
Kenneth M. Strong	$20,250
Victor Tong	$18,500
Alan Yu	$16,000
Options Granted
The Company’s stock option plan, provides that the directors may from time to time grant options to employees, officers, directors or consultants to the Company or its affiliates. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to one restricted voting share, subject to certain adjustments. The exercise price for options granted pursuant to the stock option plan will be determined by the directors on the date of the grant, which price may not be less than the market value. Market value is defined under the stock option plan as the closing board lot sale price per restricted voting share on the TSX on the trading day immediately preceding the grant day and if there is no board lot sale on such date, the last board lot sale prior thereto. The term of the options granted is determined by the directors.
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
provided that no option may be exercised following the expiration of the applicable exercise period. If the employment, engagement or directorship of the holder of the option is terminated for cause, all outstanding unvested options held by the holder will terminate. The directors may in their discretion increase the periods permitted to exercise all or any of the options covered by the grant provided it does not exceed the applicable exercise period.
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
A copy of the option plan may be obtained by any shareholder by request to the Secretary of the Company at 1601-700 West Pender Street, Vancouver, BC V6C 1G8. A copy of the current version of the option plan is incorporated herein by reference to Exhibit 4.7 as previously filed with the Company’s annual report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.
During the fiscal year ended March 31, 2009 the Company granted the following options to its directors and members of senior management, and administrative, supervisory and management bodies pursuant to its stock option plan:

	Number of
	stock options
Optionee	granted	Exercise Price	Expiry Date
Simon Anderson	70,000	$0.46	September 24, 2013
Dr. Jean Bourgouin	150,000	$0.86	June 16, 2013
Kwong Choo	150,000	$0.46	September 24, 2013
Dr. Tom Du	50,000	$0.46	September 24, 2013
Bin Huang	150,000	$0.25	December 11, 2013
Michael (Guang) Luan	390,000	$0.46	September 24, 2013
Dr. Anh Ho Ngoc	100,000	$0.46	September 24, 2013
	60,000	$0.36	January 1, 2014
Dr. Larry Gontovnick	75,000	$0.46	September 24, 2013
	75,000	$0.20	March 25, 2004
Dr. John Winton Sibert III	70,000	$0.46	September 24, 2013
Peter Stafford	60,000	$0.46	September 24, 2013
Kenneth Strong	50,000	$0.46	September 24, 2013
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
The officers are appointed by the directors. The CKLS Designee has the right to designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer. Further, WEX is not permitted to appoint or dismiss the Chairman and Vice Chairman of the board or Chairman of the audit committee without the CKLS Designee’s consent.

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
D. Employees
As at March 31, 2009, the Company employed 39 people in total: 10 people are located at WEX’s corporate office in Vancouver, British Columbia, one in Victoria, British Columbia and one in Montreal, Quebec; WEX-HK employs three people in its Hong Kong office; and NMLP employs 24 people at its facilities in Nanning, China. 18 of the NMLP employees have technical or scientific backgrounds and qualifications. The reduction in the number of staff in NMLP was due to the Company’s strategy of focusing on the development of TTX.

As at March 31, 2008, the Company employed 66 people in total: ten people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs two people in its Hong Kong office; and NMLP employs 53 people at its facilities in Nanning, China. 11 of the NMLP employees have technical or scientific backgrounds and qualifications. The reduction in the number of staff in NMLP was due to the Company’s strategy of focusing on the development of TTX.
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
In November 2007, WEX appointed Dr. Bin Huang to replace Dr. Edge Wang as President and Chief Executive Officer.
From the period from January 2007 through August 2007, the Company’s former Controller, Mr. Vaughn Balberan, served as acting Chief Financial Officer. Following Mr. Balberan’s resignation in August 2007 WEX’s former President and Chief Executive Officer, Dr. Edge Wang served as acting Chief Financial Officer. On October 18, 2007, Mr. Mike Lam, joined the team as Chief Financial Officer. Mr. Lam subsequently stepped down in January 2008 and Dr. Bin Huang, WEX’s current President and Chief Executive Officer was appointed Chief Financial Officer. In January 2008, Mr. Kwong Choo joined the Company full time as a Financial Controller and on July 1, 2008 was appointed Chief Financial Officer and Vice-President, Finance and Administration.
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
E. Share ownership
As at June 26, 2009, the directors and members of senior management, and administrative, supervisory and management bodies of WEX, as a group, own directly or indirectly, or exercise control or direction over 2,752,358 of our restricted voting shares or 4.58% of the issued and outstanding restricted voting shares. As a group, they also hold 2,360,000 options that may be exercised for a total of 1,683,332 restricted voting shares or 2.80 % of the issued and outstanding restricted voting shares on a fully diluted basis.

	Number of
	Shares Held and
	Percentage of
	Issued and		Exercise
	Outstanding	Number of	Price of	Expiry Date of
Name	Shares	Options granted	Options	Options
Simon Anderson	Nil	60,000	$0.38	Sept. 29, 2011
		70,000	$0.46	Sept. 24, 2013
Dr. Jean Bourgouin	Nil	50,000	$1.50	Dec. 28, 2010
		50,000	$1.50	Dec. 28, 2010
		50,000	$1.55	Jan. 26, 2011
		150,000	$0.86	June 16, 2013
Kwong Choo	Nil	150,000	$0.46	Sept. 24, 2013

	Number of
	Shares Held and
	Percentage of
	Issued and		Exercise
	Outstanding	Number of	Price of	Expiry Date of
Name	Shares	Options granted	Options	Options
Dr. Tom Du	Nil	50,000	$0.38	Sept. 29, 2011
		50,000	$0.46	Sept. 24, 2013
Dr. Bin Huang	2,000	150,000	$0.51	Nov. 19, 2012
		150,000	$0.25	Dec. 11, 2013
Michael (Guang) Luan	2,644,800	80,000	$1.55	Jan. 26, 2011
	4.40%	150,000	$0.38	Sept. 29, 2011
		390,000	$0.46	Sept. 24, 2013
Dr. Anh Ho Ngoc	105,558	35,000	$1.55	Jan. 26, 2011
	0.018	35,000	$0.38	Sept. 29, 2011
		100,000	$0.46	Sept. 24, 2013
		60,000	$0.36	Jan. 1, 2014
Dr. Larry Gontovnick	Nil	75,000	$0.46	Sept. 24, 2013
		75,000	$0.20	March 25, 2014
Dr. John Winton	Nil	60,000	$0.38	Sept. 29, 2011
Sibert, III		70,000	$0.46	Sept. 24, 2013
Peter Stafford	Nil	60,000	$1.55	Jan. 26, 2011
		30,000	$0.38	Sept. 29, 2011
		60,000	$0.46	Sept. 24, 2013
Kenneth M. Strong	Nil	50,000	$0.38	Sept. 29, 2011
		50,000	$0.46	Sept. 24, 2013
Victor Tong	Nil	Nil	Nil	Nil
Alan Yu	Nil	Nil	Nil	Nil
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or control or direct, directly or indirectly, restricted voting shares carrying more than 5% of the voting rights attached to all issued restricted voting shares as at June 24, 2009:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Pharmagesic (Holdings) Inc.	16,327,272	27.15%
YingTian Fu(1)	4,000,000	6.65%
Arlyn James Miller	3,330,975	5.54%

(1)	To the knowledge of the Company based on information provided to the Company by its transfer agent these shares were all acquired on or about November 4, 2008.

The holders of the foregoing restricted voting shares, have no different voting rights than the other holders of restricted voting shares, however, the CKLS Designee is also the holder of a class A special share in the capital of the Company, which entitles it to elect one or more directors and to appoint and fill vacancies of specified officers and committee members.
Pursuant to the information furnished to WEX by the transfer agent for the restricted voting shares, as at June 24, 2009, total shares outstanding were 60,136,723 . There were 340 holders of record of the restricted voting shares and 2,728 beneficial shareholders in total. Of the total holders of record, 185 were holders of record of the restricted voting shares with addresses in the United States and such holders owned an aggregate of 9,589,911 restricted voting shares, representing approximately 15.9% of the outstanding restricted voting shares.
The CKLS Designee is holder of the Debenture in the principal sum of $15,600,000, pursuant to which it will obtain additional restricted voting shares in payment of interest. The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the discounted market price of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price of such shares on the TSX over the last five trading days prior to the conversion date. The potential conversion of the amounts advanced under the Debentures may result in the issuance of between 8,914,286 and 312,000,000 restricted voting shares, both of which may result in a change of control of the Company.
B. Related party transactions.
Alan Yu and Victor Tong are directors and committee members of the Corporation. Mr. Yu and Mr. Tong are also officers and directors of CKLS or its affiliates. On July 15, 2007 WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (referred to herein as the CKLS Financing). Prior to closing of the CKLS Financing, an affiliate of CKLS provided a short term bridge loan of approximately $430,000 to the Company, which was subsequently repaid in full (plus accrued interest) with proceeds from the CKLS Financing. See also Item 4.B “Business Overview — Recent Developments — Financial Situation and Financing” in this annual report on Form 20-F.
The CKLS Financing closed on October 17, 2007. Under the terms of the CKLS Financing the CKLS Designee, an indirect wholly owned subsidiary of CKLS located at 369 Charles-Peguy Est, La Prairie, Quebec J5R 3E8 subscribed for 16,327,272 restricted voting shares of WEX at a price of $0.275 per share for total consideration of $4,490,000, one class A special share for $1 and was issued the Debenture in the principal sum of $15,600,000 which had been fully advanced as at March 31, 2009. The CKLS Designee holds approximately 27% of the issued and outstanding restricted voting shares. Pursuant to the agreements entered into by WEX in relation to the CKLS Financing, CKLS, through the CKLS Designee has the ability to exercise influence over the election of directors, to appoint and fill vacancies of specified officers and committee members and to restrict the operations of WEX. It should be noted that as a result of the relationship between WEX and CKLS, there is the potential for a conflict of interest to arise in respect of Mr. Yu and Mr. Tong’s duties to WEX and CKLS and its affiliates.
During the financial year ended March 31, 2009, the Company paid US$90,875 to CKLS or its affiliates as reimbursement for expenses incurred in providing administrative assistance to the Company.
The Company incurred $210,000, $222,250 and $225,750 in consulting fees paid to Dr. Anh Ho, the Company’s Director of Regulatory Affairs and former Chief Scientific Officer and Vice President of Regulatory Affairs during the financial years ended March 31, 2007, 2008 and 2009 respectively, which were included in research and development expenses.
Since February 1, 2007 the Company has paid its corporate secretary, Mr. Stafford $2,500 per month in consulting fees. In addition on March 17, 2008 the Company paid Mr. Stafford a special consulting fee of $30,000 for legal advisory services in connection with the CKLS Financing.
The Company incurred legal fees charged by a law firm, of which an associate counsel was the Company’s corporate secretary (Mr. Stafford). For the financial years ended March 31, 2007, 2008 and 2009 legal fees incurred to this law firm were $366,234, $600,109 and $117,743 respectively and accounts payable and accrued liabilities were $75,890, $11,279 and nil respectively.
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
The Company’s annual audited consolidated financial statements for fiscal years ended March 31, 2009, 2008 and 2007 can be found under Item 17 of this annual report on Form 20-F. Other financial information, including information on any legal or arbitration proceedings and the Company’s policy on dividend distributions, can be found in the Notes to the Company’s annual audited consolidated financial statements under Item 17 of this annual report on Form 20-F.
B. Significant Changes.
Please see the Company’s subsequent reports under cover of Form 6-K with respect to any significant changes occurring since the date of the annual financial statements included in this annual report.
Deloitte & Touche LLP was appointed as the auditors of the Company effective August 1, 2008, replacing the Company’s former auditor, Manning Elliot LLP, Chartered Accountants. A copy of the: (i) Notice of Change of Auditor; (ii) Letter from Manning Elliott LLP, Chartered Accountants; and (iii) Letter from Deloitte & Touche LLP is available at www.sedar.com and on EDGAR under cover of Form 6-K filed for the month of August, 2008.
Item 9. The Offer and Listing.
A. Offer and listing details.
The following table sets forth the annual, quarterly and monthly high and low price history of the Company’s restricted voting shares on the TSX for the periods indicated:

	restricted voting shares
	High	Low
Annual Highs and Lows

Year ending March 31, 2005	5.44	2.36
Year ending March 31, 2006	2.95	0.35
Year ending March 31, 2007	0.47	0.18
Year ending March 31, 2008	0.67	0.19
Year ending March 31, 2009	1.13	0.455

Quarterly Highs and Lows

2008

First Quarter	0.34	0.19
Second Quarter	0.67	0.25
Third Quarter	0.60	0.37
Fourth Quarter	0.55	0.38

2009

First Quarter	1.13	0.455

	restricted voting shares
	High	Low
Annual Highs and Lows
Second Quarter	0.79	0.41
Third Quarter	0.47	0.20
Fourth Quarter	0.40	0.18

Monthly Highs and Lows

December 2008	0.45	0.225
January 2009	0.40	0.26
February 2009	0.30	0.18
March 2009	0.265	0.185
April 2009	0.28	0.20
May 2009	0.350	0.215
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

In the event of a liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, there will be paid to the holder of the class A special share, in preference to and priority over any distribution or payment on any other share in the capital of the Company the amount of $1, and after such payment the holder of the class A special share shall not be entitled to participate in any further distribution of property or assets of the Company in respect of the class A special share held.
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
Limitations On Right To Own Securities
Neither Canadian law nor our articles or bylaws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a reviewable acquisition of control by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. As of February 6, 2009 investments may also be subject to Ministerial review if they are perceived to potentially be injurious to national security. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Company, and the value of the assets of our Company were $5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the book value of the assets of the Company equalled or exceeded a specified amount (the “Review Threshold”). The Review Threshold for 2009 was originally established as $312 million. Section 448 of the Budget Implementation Act, Bill C-10, passed by the House of Commons on March 4, 2009 (“Section 448”) will increase that amount to $600 million of “enterprise value”. That higher Review Threshold will come into effect when supporting regulations for Section 448 are finalized. Indirect acquisitions by a WTO Investor are not reviewable but are subject to notification. The higher threshold is not available in the following four policy sectors, in respect of which the review thresholds of $5 million (direct) and $50 million (indirect) apply, as well as different processes and considerations:
(a)	uranium production;

(b)	financing services;

(c)	transportation services; or

(d)	cultural business.
Upon Section 448 coming into effect only cultural business will continue to be excluded from the Review Threshold.
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

C. Material contracts.
The material contracts we have entered into within the last two years, or before the such time (but after January 1, 2002) which are still in effect, are as follows:
Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (predecessor to Sandoz) dated March 2004, in respect to the manufacturing of TTX drugs for use in clinical trials in North America and Europe. Although the term of the agreement has expired, we continue to utilize Sandoz to manufacture WEX’s clinical lots of TTX for our clinical trials. The agreement provides Sandoz with a first right of refusal, which has not expired, to acquire an exclusive license for WEX’s injectable products in Canada. This agreement is incorporated herein by reference to Exhibit 4.1 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 9, 2009.
Subscription Agreement between WEX and CK Life Sciences Int’l., Inc. dated July 15, 2007 as amended August 14, 2007 and October 15, 2007, in respect of the CKLS Financing. Pursuant to the Subscription Agreement the CKLS Designee subscribed for 16,327,272 restricted voting shares of WEX at a price of $0.275 per share for total consideration of $4,490,000, one class A special share for $1 and was issued the Debenture in the principal sum of $15,600,000. This agreement is incorporated herein by reference to Exhibit 4.8 of the Company’s annual report on Form 20-F for fiscal year ended March 31, 2008 filed on June 9, 2009.
The Debenture in the principal sum of $15,600,000 issued to Pharmagesic (Holdings) Inc. an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. dated October 17, 2007. Pursuant to the terms of the Debenture, the principal amount was advanced by the CKLS Designee by way of initial advance of $2,000,000 and six quarterly instalments paid through March 31, 2009. The CKLS Designee is entitled to obtain additional restricted voting shares in payment of interest and will in the event it elects to convert the Debenture obtain additional restricted voting shares. The Debenture imposes significant restrictions on the activities of WEX throughout its term. See also Item 3.D “Risk Factors” and Item 7 “Major Shareholders and Related Party Transactions”. A copy of this Debenture is incorporated herein by reference to Exhibit 4.8 of the Company’s annual report on Form 20-F for fiscal year ended March 31, 2008 filed on June 9, 2009.
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
WEX believes that during the taxable year ending on or before March 31, 2009 it became a PFIC. WEX believes that it will continue to be a PFIC in the foreseeable future, although there can be no assurance that WEX will remain a PFIC.
Due to the complexity of the PFIC rules, each U.S. Person who owns, directly or indirectly, restricted voting shares of WEX is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election and the impact of the PFIC rules with respect to WEX.
Market-to-Market Election for PFIC Stock
A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market (such as the TSX) which satisfies IRS regulations requiring that such exchange or market have rules sufficient to ensure that the market price represents legitimate and sound fair market value.
A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.
Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.
If PFIC stock is owned by a CFC (discussed above), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.
The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.
The rules relating to the mark-to-market election for PFIC stock are complex and each U.S. Holder of WEX shares is urged to consul with their own tax advisors with respect to the advantages and disadvantages of making a mark-to-market or QEF election.
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

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all proposals to amend the Tax Act and the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency. This summary assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.
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
Disposition of Shares
On a disposition or deemed disposition of restricted voting shares, a Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received by the Resident Shareholder exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of the restricted voting shares immediately before the disposition and any reasonable costs of disposition.
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
The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: WEX Pharmaceutical Inc., 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada, Attention: Catherine Wong, Telephone (604) 683-8880. Facsimile (604) 683-8868 EMAIL: wex@wexpharma.com. All such documents are printed in English.
I. Subsidiary Information.
Not required.
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
Item 15. Controls and Procedures.
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
In mid 2008 the Company retained U.S. counsel to assist in determining what was required to comply with the periodic disclosure requirements of the Exchange Act. In late 2008, management began the process of assembling and finalizing all periodic reports under cover of Form 20-F and 6-K that should have been filed on EDGAR during the preceding two calendar years. On June 9, 2009, the Company filed on EDGAR its annual reports on Form 20-F for the periods covering its last two fiscal years ended March 31, 2008 and 2007 and furnished on June 9 and June 22, 2009 to EDGAR all material information required by Exchange Act Rule 13a-16 under cover of Form 6-K starting with the month of January, 2006 up to the present.
Since the end of the Company’s March 31, 2009 fiscal year, the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, has established disclosure controls and procedures that are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as of March 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2009. In the course of its evaluation, management discovered a material weakness concerning the unavailability of in-house US GAAP expertise to perform the required US GAAP reconciliation for SEC filing. Subsequent to these findings, management decided to either engage outside consultants or provide adequate training and education to designated personnel to rectify the deficiency, depending on the circumstances.
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
Item 16B. Code of Ethics.
The board has adopted a written code of conduct for the Company’s directors, officers and employees, which is available on our website at www.wexpharma.com and on SEDAR at www.sedar.com. A copy of this code of conduct is incorporated herein by reference to Exhibit 11.1 as previously filed with the Company’s annual report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.
Item 16C. Principal Accountant Fees and Services.
The aggregate fees billed for professional services rendered by our former auditors, Manning Elliott LLP, Chartered Accountants, for the years ended March 31, 2009 and March 31, 2008 for audit services are as follows:

	2009	2008
Audit Fees	$18,675	$124,700
Audit-Related Fees	$43,500	—
Tax Fees(1)	$29,950	$26,720
Quarterly Review Fees(2)	—	—
All Other Fees	—	—

Total	$92,125	$151,420

(1)	These fees relate to the preparation and filing of the Company’s tax and research and development tax credit services.

(2)	These fees relate to the review of the Company’s financial statements.

The aggregate fees billed for professional services rendered by our current auditors, Deloitte & Touche LLP, Chartered Accountants, for the years ended March 31, 2009 and March 31, 2008 for audit services are as follows:

	2009	2008
Audit Fees	$143,704	—
Audit-Related Fees	41,651	—
Tax Fees(1)	2,500	—
Quarterly Review Fees(2)	—	—
All Other Fees	—	—

Total	$187,855	$0

(1)	These fees relate to the preparation and filing of the Company’s tax and research and development tax credit services.

(2)	These fees relate to the review of the Company’s financial statements.
Before our independent auditors are engaged to render any services, the engagement is approved by our audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
None.
Item 16F. Changes in Registrants Certifying Accountant.
Not applicable.
Item 16G. Corporate Governance.
Since the Company’s securities are not listed on a U.S. national securities exchange, it provides no summary of any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of any such exchange.
PART III
Item 17. Financial Statements.
The information required by this item is set forth beginning on page F1 of this annual report on Form 20-F:

Item 18. Financial Statements.
In lieu of responding to this item, the Company has elected to respond to Item 17 of this annual report on Form 20-F.
Item 19. Exhibits.

Exhibit
Number	Description

1.1	Articles of Incorporation of WEX Pharmaceuticals Inc. effective June 3, 1987 (as amended).	Incorporated herein by reference to Exhibit 1.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

1.2	Bylaws of WEX Pharmaceuticals Inc. effective September 17, 2007.	Incorporated herein by reference to Exhibit 1.2 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.1	Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc.), dated March, 2004.	Incorporated herein by reference to Exhibit 4.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.7	Incentive Stock Option Plan, amended and restated as of June 27, 2005.	Incorporated herein by reference to Exhibit 4.7 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.8	Subscription Agreement dated July 15, 2007 as amended August 14, 2007 and October 15, 2007 and the Debenture between WEX and CKLS dated October 17, 2007.	Incorporated herein by reference to Exhibit 4.8 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2008 on June 9, 2009.

8.1	List of the Company’s subsidiaries, their jurisdictions of incorporation and the names under which they do business	Incorporated herein by reference to Exhibit 8.1 as previously filed with the Company’s annual report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

11.1	Director, Officer and Employee Code of Business Conduct and Ethics of WEX Pharmaceuticals Inc. as adopted on April 28, 2006.	Incorporated herein by reference to Exhibit 11.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
WEX PHARMACEUTICALS INC.
/s/ “Bin Huang”
Name: Bin Huang
Title:   President & Chief Executive Officer
Date: June 26, 2009

Consolidated financial statements of
WEX PHARMACEUTICALS INC.
March 31, 2009

WEX PHARMACEUTICALS INC.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada
Tel: 514-393-7115
Fax: 514-390-4113
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheet of WEX Pharmaceuticals Inc. as at March 31, 2009, and the consolidated statements of operations and comprehensive loss, deficit, contributed surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
The consolidated financial statements as at March 31, 2008 and 2007, and for the years then ended, prior to the effects of the retrospective adjustments for the discontinued operations described in Note 15, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 19, 2008. We have audited the adjustments to the 2008 and 2007 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.
Independent Registered Chartered Accountants
Montreal, Quebec
June 17, 2009

[1]	Chartered accountant auditor permit No. 8130

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences
The Standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors date June 17, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Montreal, Quebec
June 17, 2009

[1]	Chartered accountant auditor permit No. 8130

WEX PHARMACEUTICALS INC.
Consolidated statement of operations and comprehensive loss
Year ended March 31, 2009

	2009	2008	2007
	$	$	$

Revenue
License fees (Note 6)	—	500,745	187,776

Expenses
General and administrative	2,277,073	2,848,517	2,345,676
Research and development	3,423,955	1,447,197	1,748,368
Amortization	201,588	188,189	227,649

Total operating expenses from continuing operations	5,902,616	4,483,903	4,321,693

Loss from continuing operations before other items	(5,902,616)	(3,983,158)	(4,133,917)

Other income (expenses)
Interest and sundry income	106,482	56,100	110,702
Interest expense on convertible debentures and bridge funding	(1,433,760)	(349,261)	(766,428)
Foreign exchange gain (loss)	(2,687)	257,447	(72,562)
Gain on settlement of accounts payable	—	—	172,393
Gain on settlement of convertible debentures debt	—	1,214,554	—
Loss on disposal of equipment	(2,441)	(1,073)	—

Other income (expenses)	(1,332,406)	1,177,767	(555,895)

Loss from continuing operations before income taxes for the year	(7,235,022)	(2,805,391)	(4,689,812)
Income tax expense (Note 10)	—	(9,598)	—

Net loss from continuing operations	(7,235,022)	(2,814,989)	(4,689,812)
Net earnings (loss) from discontinued operations (Note 15)	(813,016)	15,650	(70,308)

Net loss and comprehensive loss for the year	(8,048,038)	(2,799,339)	(4,760,120)

Basic and diluted loss per share
From continuing operations	(0.12)	(0.05)	(0.13)

From discontinued operations	(0.01)	—	—
	(0.13)	(0.05)	(0.13)

Weighted average numbers of outstanding shares	60,136,723	51,235,000	37,025,000

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Consolidated statement of deficit
Year ended March 31, 2009

	2009	2008	2007
	$	$	$

Deficit, beginning of year	(72,494,875)	(70,420,554)	(65,660,434)

Net loss	(8,048,038)	(2,799,339)	(4,760,120)

Equity component on settlement of Series 5.5% convertible debentures (Note 7)	—	725,018	—

Deficit, end of year	(80,542,913)	(72,494,875)	(70,420,554)

Consolidated statement of contributed surplus
year ended March 31, 2009

	2009	2008	2007
	$	$	$

Contributed surplus, beginning of year	5,271,341	4,951,016	4,755,188

Stock-based compensation (Note 8 (d))	507,886	320,325	195,828

Contributed surplus, end of year	5,779,227	5,271,341	4,951,016

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Consolidated balance sheet
As at March 31, 2009

	2009	2008
	$	$

ASSETS

Current assets
Cash and cash equivalents	180,833	2,058,054
Short-term investments	8,944,840	1,757,577
Receivables (Note 4)	772,350	1,139,514
Prepaid expenses and deposits	301,977	250,373
Current assets related to discontinued operations (Note 15)	—	135,397

	10,200,000	5,340,915

Deposits	21,145	18,652
Property and equipment (Note 5)	1,111,078	1,244,255
Long-term assets related to discontinued operations (Note 15)	—	426,869
Other assets	—	488,033

	11,332,223	7,518,724

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3,025,187	1,479,041
Deferred lease inducements	6,042	8,056
Current liabilities related to discontinued operations (Note 15)	48,190	73,697

	3,079,419	1,560,794

Deferred lease inducement	—	6,042
Convertible debentures (Note 7)	9,797,916	3,107,742

	12,877,335	4,674,578

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 8)	1	1
Share capital — Restricted voting shares (Note 8)	68,130,150	68,130,150
Equity component of convertible debentures (Note 7)	5,088,423	1,937,529
Contributed surplus	5,779,227	5,271,341
Deficit	(80,542,913)	(72,494,875)

	(1,545,112)	2,844,146

	11,332,223	7,518,724

Commitments and contingencies (Note 12)
See accompanying notes to the consolidated financial statements
Approved by the Board

Victor Tong	Director

Simon Anderson	Director

WEX PHARMACEUTICALS INC.
Consolidated statement of cash flows
Year ended March 31, 2009

	2009	2008	2007
	$	$	$
OPERATING ACTIVITIES
Net loss from continuing operations	(7,235,022)	(2,814,989)	(4,689,812)
Adjustments for items not involving cash:
Amortization of deferred revenue	—	(500,745)	(187,776)
Amortization of property and equipment	201,588	188,189	227,649
Amortization of deferred financing costs	—	—	9,083
Deferred tenant inducement allowance	(8,056)	(8,056)	(8,056)
Foreign exchange loss (gain)	2,687	(534,167)	(74,846)
Unrealized foreign exchange gain	(16,146)	—	—
Accretion of convertible debentures	734,101	130,485	757,345
Gain on settlement of accounts payable	—	—	(172,393)
Loss on disposal of property and equipment	2,441	1,073	—
Gain on settlement of convertible debentures	—	(1,214,553)	—
Stock-based compensation	507,886	320,325	195,828

	(5,810,521)	(4,432,438)	(3,942,978)
Changes in non-cash working capital items from continuing operations:
Receivables	367,164	276,053	(44,286)
Prepaid expenses, deposits and other	(54,097)	(3,297)	68,272
Accounts payable and accrued liabilities	1,041,146	(657,151)	(2,725,085)

Cash used in continuing operating activities	(4,456,308)	(4,816,833)	(6,644,077)

INVESTING ACTIVITIES
Purchase of short-term investments	(7,187,263)	(4,918,751)	(350,385)
Proceeds from short-term investments	—	3,506,373	111,500
Proceeds from disposal of property and equipment	300	—	9,293
Purchases of property and equipment	(71,798)	(9,595)	(20,671)

Cash used in investing activities	(7,258,761)	(1,421,973)	(250,263)

FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issuance cost disbursed	10,100,000	5,176,399	—
Bridge funding repaid	—	(350,000)	—
Repayment of debentures and interest	—	(2,046,992)	(1,065,871)
Proceeds from issuance of share capital, net of issuance costs	—	4,213,681	1,464,750

Cash provided by financing activities	10,100,000	6,993,088	398,879

Cash (used in) provided by discontinued operations (Note 15)	(262,152)	38,229	(36,669)

(Decrease) increase in cash	(1,877,221)	792,511	(6,532,130)
Cash and cash equivalents, beginning of period	2,058,054	1,265,543	7,797,673

CASH AND CASH EQUIVALENTS, END OF PERIOD	180,833	2,058,054	1,265,543

Supplemental cash flow information
Cash paid for interest	—	202,189	119,739
Cash paid for income taxes	—	9,598	—
Accrued issuance costs and finder’s fees payable (Note 12(b))	505,000	589,000	—
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
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
As at March 31, 2009, the Company had accumulated losses since inception of $80,542,913. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow.
These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate, because management feels that the measures described above that the Company took or intends to take will mitigate the effect of the conditions and facts that raise doubt about the appropriateness of this assumption.
2.	Significant accounting policies
Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). All significant inter-company balances and transactions have been eliminated upon consolidation.
Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits and other receivables, the recoverability of future income tax assets, the valuation of convertible debentures, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
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
The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.
Cash and cash equivalents
Cash and cash equivalents, when applicable, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.
Short-term investments
The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are classified as held for trading and are recorded at their fair values using quoted market prices at the balance sheet date. Gains or losses on held for trading investments are recognized in earnings. Investment transactions are recognized on the trade date with transaction costs included in earnings.
Property and equipment
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	10 years
Leasehold improvements are amortized over the term of the lease.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
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
Convertible debentures
Convertible debentures are considered a compound financial instrument. The Company follows the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component is determined by deducting the fair value of the liability component from the face principal amount. Direct issuance costs are allocated to each component based on these relative values. The liability component is subsequently measured at amortized cost and accretes to the face principal amount over the estimated term of the convertible debentures using the effective interest rate method.
Revenue recognition
(i)	License fees
License fees consisted of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments were recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received which require the ongoing involvement of the Company, were deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenue associated with multiple element arrangements are attributed to the various elements based on their relative fair values compared to vendor specific objective evidence.
(ii)	Product sales (discontinued operations)
Revenue from product sales were recognized when the product was shipped from the Company’s facilities to the customer as long as the Company had not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection was reasonably assured.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Research and development expenses
Research costs which include salaries and benefits, clinical trial costs, patent costs and other related costs less any investment tax credits are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. No development costs have been deferred to date.
Clinical trial expenses
Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on behalf of the Company. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using the accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors to the extent possible and adjust our estimates, accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.
Investment tax credits
The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $104,000 have been applied to reduce research and development expenditures for the year ended March 31, 2009 (2008 — $133,694 and 2007 — $172,866).
Stock-based compensation
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

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantively enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.
Earnings per share
Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method, by adjusting the weighted average number of shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised. As at March 31, 2009, 2008 and 2007, anti-dilutive stock options have been excluded from the computation of diluted loss per share.
Financial instruments — Recognition and measurement
Section 3855 establishes standards for recognizing financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. The Company designated its cash and cash equivalents and short term investments as available for trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and current liabilities related to discontinued operations are classified as other financial liabilities.
Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are capitalized on initial recognition. Financial assets and financial liabilities held for trading are measured at fair value with changes in those fair values recognized in other income. Loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements

On April 1, 2008, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These Sections were effective for interim periods beginning on or after October 1, 2007. There was no material impact on the Company’s financial condition or operating result, as a result of the adoption of these new standards.

Section 1535, Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, qualitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (see Note 9).

Section 3031, Inventories

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

This standard replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of costs, including allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory values. Reversal of previous write-downs is required when there is subsequent increase in the value of inventories. The adoption of this standard did not have a significant impact on the financial position or results of operations.

Section 3862, Financial Instruments – Disclosure, Section 3863 Financial Instruments – Presentation

These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, and increase the disclosures previously required which enable the users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. The Company has included disclosures to comply with the new Sections in Note 13.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements (continued)

Section 1400, General Standards of Financial Statement Presentation

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation.” The Section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated financial statements for the fiscal year ended March 31, 2009.

The following section was early adopted. The new section applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008.

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The early adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated financial statements for the fiscal year ended March 31, 2009.

Future accounting changes

Section 1582, Business Combinations

This Section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates on or after April 1, 2011, but may adopt the standard sooner. The Company will assess the impact of adopting this standard on the consolidated financial statements.

Section 1601, Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This Section establishes the standards for preparing consolidated financial statements and is effective for the Company on April 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements (continued)

Future accounting changes (continued)

Section 1602, Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on April 1, 2011. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be March 31, 2012. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s consolidated financial statements.

4.	Receivables

	2009	2008
	$	$

Trade receivable	—	65,925
Input tax credits receivable	495,296	496,941
Investment tax credits receivable	240,098	530,162
Other receivables	36,956	46,486

	772,350	1,139,514

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
5.	Property and equipment

		Accumulated
2009	Cost	amortization	Net Book Value
	$	$	$

Furniture and office equipment	499,448	391,600	107,848
Computer software	1,575	853	722
Leasehold improvements	3,861	3,069	792
Machinery and equipment	1,635,129	667,765	967,364
Motor vehicles	71,869	37,517	34,352

	2,211,882	1,100,804	1,111,078

		Accumulated
2008	Cost	amortization	Net Book Value
	$	$	$

Furniture and office equipment	526,237	386,223	140,014
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	1,586,706	528,778	1,057,928
Motor vehicles	72,756	31,268	41,488

	2,305,307	1,061,052	1,244,255

6.	License fees

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

On May 11, 2007, the Company and Esteve entered into an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenue of $500,745 during the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures
(a)	Series LIBOR plus 4% convertible debenture

	Liability	Equity
	Component	Component	Total
	$	$	$

Gross proceeds from issuance	3,351,201	2,148,799	5,500,000
Issuance cost	(329,490)	(211,270)	(540,760)
Accretion	86,031	—	86,031

Balance, March 31, 2008	3,107,742	1,937,529	5,045,271
Gross proceeds from issuance in this period	6,605,529	3,494,471	10,100,000
Issuance costs	(649,456)	(343,577)	(993,033)
Accretion	734,101	—	734,101

Balance, March 31, 2009	9,797,916	5,088,423	14,886,339

On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see Note 8(b) (ii) and $15,600,000, respectively. Under the Financing, the convertible debenture was to be issued in a series of tranches, subject to certain conditions. On October 17, 2007, December 31, 2007 and March 31, 2008, the Company issued tranches of the convertible debenture for gross proceeds of $2,000,000, $1,500,000 and $2,000,000, respectively.

On June 30, 2008, September 30, 2008, December 31, 2008, and March 31, 2009, the Company issued tranches of the convertible debenture for gross proceeds of $2,000,000, $2,000,000, $2,000,000 and $4,100,000 respectively. Under the terms of the agreement, the debenture matures on October 17, 2009. However, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date then subject to certain conditions, the maturity date would be extended for two years. Effective March 31, 2009, the Company notified the debenture holder an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) that the Company is extending the maturity date of the debenture in accordance with the terms of the agreement to October 17, 2011. The Company is required to comply with the covenants set out in the agreement until the principal amount and any accrued and unpaid interest is repaid.

The convertible debenture bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to March 31, 2009, included in accounts payable and accrued liabilities is $813,497.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures (continued)
(a)	Series LIBOR plus 4% convertible debentures (continued)

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

The liability components of the convertible debentures are recorded at amortized cost and accrete to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

In connection with the Financing, the Company incurred in the year ended March 31, 2008, direct issuance costs of $1,560,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at March 31, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 8(b)(ii)) and $329,490 and $211,270 to the liability and equity components of the convertible debentures, respectively and has deferred the remainder of $488,033 in other assets.

During the year ended March 31, 2009, in connection with the debenture financing, the Company has allocated $993,033 to the liability and equity components of the convertible debentures based on their relative fair values. Issuance costs comprise finder’s fees of $505,000 and other direct issuance costs of $488,033, which were incurred in the year ended March 31, 2008 and classified as other assets as at March 31, 2008. The full amount of finder’s fees was accrued for as at March 31, 2009 (see Note 12 (b)).

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures (continued)
(b)	Series 5.5% convertible debentures

On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of Series 5.5% convertible debentures. Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the Financing described in Note 7(a) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

	Liability	Equity
	Component	Component
	$	$

Balance March 31, 2007	3,689,272	725,018
Accretion	44,454	—
Foreign exchange gain	(552,372)	—
Principal repayment	(1,966,800)	—
Gains on repurchase of convertible debentures	(1,214,554)	(725,018)

Balance, March 31, 2008 and 2009	—	—

8.	Share capital
(a)	Authorized share capital:

Authorized share capital of the Company consists of one class A special share and an unlimited number of restricted voting shares without par value. There are a number of rights and restrictions in the Class A special share and restricted voting shares as set out in the subscription agreement dated July 15, 2007.

(b)	Issued and outstanding share capital
(i)	Class A Special Shares

	Number of Class A
	Special Shares
	Outstanding	Amount
		$

Balance, March 31, 2007	—	—
Issued during the year	1	1

Balance, March 31, 2008	1	1
Issued during the year	—	—

Balance, March 31, 2009	1	1

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(i)	Class A Special Shares (continued)

On October 17, 2007, the Company issued one class A Special Share for $1 concurrent with the Financing described in Note 7(a).

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

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(i)	Class A Special Shares (continued)

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

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(ii)	Restricted Voting Shares

	Number of
	Restricted Voting
	Shares Outstanding	Amount
		$

Balance, March 31, 2006	35,059,451	62,766,019
Issued [1]	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	64,230,769
Issued for cash pursuant to a private placement [2]	16,327,272	3,899,381

Balance, March 31, 2008 and 2009	60,136,723	68,130,150

[1]
On January 8, 2007, the Company issued 8,750,000 restricted voting shares (formerly common shares) at $0.18 per share for gross proceeds of $1,575,000 under a non-brokered private placement before issuance costs of $110,250.

[2]
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the Financing described in Note 7(a). In connection with the Financing, the Company incurred direct share issuance costs of $531,257 and other indirect costs of $59,362 for an aggregate amount of $590,619.

The holders of the restricted voting shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company (other than a separate meeting of the holders of another class of shares) and have one vote for each restricted voting share held.  The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of restricted voting shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(ii)	Restricted Voting Shares (continued)

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

There are no redemption provisions and no liability for further capital calls associated with the Company’s restricted voting shares.
(c)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. As at March 31, 2009, the Company has 3,376,434 (March 31, 2008 — 3,565,101) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(c)	Stock options (continued)
Stock option transactions during the years ended March 31, 2009, and March 31, 2008, are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
		$

Balance, March 31, 2006	3,485,946	2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	1.94
Granted	1,560,000	0.44
Forfeited	(366,333)	2.06
Expired	(1,005,000)	3.65

Balance, March 31, 2009	3,137,000	0.63

The Company’s outstanding options as at March 31, 2009, are as follows:

	Options Outstanding
		Weighted
		Average	Weighted	Options Exercisable
		Remaining	Average		Weighted
	Number of	Contractual	Exercise	Number of	Average
Expiration Dates	Options	Life (years)	Price	Options	Exercise Price
			$		$

December 27, 2010	150,000	1.74	1.50	150,000	1.50
January 26, 2011	433,000	1.82	1.55	433,000	1.55
September 29, 2011	844,000	2.50	0.38	662,663	0.38
November 19, 2012	150,000	3.64	0.51	75,000	0.51
June 16, 2013	150,000	4.21	0.86	150,000	0.86
September 24, 2013	1,015,000	4.49	0.46	773,333	0.46
December 11, 2013	200,000	4.70	0.25	62,500	0.25
January 1, 2014	60,000	4.76	0.36	20,000	0.36
March 17, 2014	60,000	4.96	0.19	15,000	0.19
March 25, 2014	75,000	4.97	0.20	—	—

	3,137,000	3.44	0.63	2,341,496	0.72

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(d)	Stock-based compensation
For the years ended March 31, 2009 and 2008, the stock-based compensation expense was allocated to general and administrative expenses and research and development expenses as follows:

	2009	2008	2007
	$	$	$

General and administrative	346,679	264,956	57,111
Research and development	161,207	55,369	138,717

	507,886	320,325	195,828

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model for the years ended March 31:

	2009	2008	2007

Expected volatility	91.0%	93.6%	77.6%
Risk-free interest rate	2.5%	3.75%	3.89%
Expected option lives	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

Weighted-average grant date fair value	$0.44	$0.37	$0.23

9.	Capital disclosure
The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide the financial capability to conduct the Company’s research into the discovery, development, manufacturing and commercialization of drug products to treat pain, and to conduct the related clinical trial investigations in order to meet the Company’s strategic objectives. The Company’s capital structure consists of shareholders’ equity and convertible debentures. The Company manages the capital structure in light of changes in economic conditions and the requirements and risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may attempt to issue new shares or raise debt, or dispose of assets. The Board of Directors does not establish quantitative return on capital criteria for management. The Company’s overall strategy with respect to capital management remains unchanged from the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes
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
The potential income tax benefits relating to future income tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirement of “more likely than not” under the asset and liability method of tax allocation.
(a)	The significant components of the Company’s future income tax assets are as follows:

	2009	2008
	$	$

Future income tax assets:
Non-capital tax losses carried forward	8,556,000	7,031,000
Research and development deductions and credits	7,420,000	7,443,000
Property and equipment	1,677,000	1,741,000
Other	334,000	554,000

Total gross future income tax assets	17,987,000	16,769,000
Valuation allowance	(17,987,000)	(16,769,000)

Net future income tax assets	—	—

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes (continued)
(b)
As at March 31, 2009, the Company has accumulated non-capital losses carried forward of $37,281,000 (2008 — $29,693,000) available to reduce taxable income in future years in Canada ($24,111,000), United States ($59,000), Hong Kong ($9,058,000), and PRC ($4,054,000). In addition, the Company has approximately $17,606,000 (2008 — $17,536,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $4,024,000 (2008 — $3,808,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
	$	$

2010-2014	1,103,000	6,261,000
2015-2019	2,921,000	2,857,000
2024-2029	—	19,105,000
No expiry	—	9,058,000

	4,024,000	37,281,000

(c)
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 30% (2008 — 26% and 2007 — 34%) statutory tax rate is as follows:

	2009	2008	2007
	$	$	$

Income tax recovery at statutory rates	(2,414,000)	(725,000)	(1,624,000)
Tax effect of non-deductible expenses	490,000	126,000	294,000
Change in estimates	—	3,061,000	—
Change in valuation allowance	1,218,000	(2,577,000)	1,034,000
Foreign subsidiary tax rate differences	145,000	124,598	296,000
Change in tax rate on prior year future income tax balances	402,000	—	—
Effect of change in foreign exchange rate on prior year foreign subsidiary future tax balances	159,000	—	—

Income tax expense	—	9,598	—

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes (continued)
The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As At March 31, 2009 and 2008, no provisions have been made in the financial statements for any estimated tax liability.
11.	Related party transactions
The Company incurred legal fees of $117,743 (2008 — $600,190 and 2007 — $366,234) charged by a law firm to which the Company’s corporate secretary provided consulting services on a part-time basis. These legal fees are included in general and administrative expenses. As at March 31, 2009, there were no legal fees payable to this law firm (2008 — $11,279). During the year ended March 31, 2009, total fees paid to the corporate secretary for corporate secretarial services performed was $30,000 (2008 — $30,000). These transactions were incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
Furthermore, the Company paid US$90,875 to CKLS or its affiliates as reimbursement for expenses incurred in providing administrative assistance to the Company for the year ended March 31, 2009.
12.	Commitments and contingencies
(a)	Lease commitments and guarantees
The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

$

2010	154,258
2011	7,458
2012-2013	—

161,716

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014, for base rent of $1,352,010 (2008 — $1,590,600) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
12.	Commitments and contingencies (continued)
(b)	Litigation
On April 25, 2008, the Company received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007, (the “Agreement”) between the Company and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of the Company to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between the Company and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 WEX received correspondence requesting WEX’s further consideration of the payment. On April 29, 2009 WEX responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated. However, the full amount is accrued for as at March 31, 2009, and is included in accounts payable and accrued liabilities.
13.	Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and convertible debentures. The fair value of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate carrying value because of their short-term nature. At March 31, 2009, the carrying value of the convertible debenture is stated at amortized cost and amounts to $9,797,916. The fair value of the convertible debenture was not significantly different from its carrying amount as at March 31, 2009 and 2008, and the Company believes it would obtain relatively similar interest rates for a debenture with similar terms and conditions.
Credit risk
Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and cash equivalents and short-term investments with high-credit quality financial institutions and only investing in liquid investment grade securities. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes and thus believes that the risk of collection of such receivables is low.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
13.	Financial instruments (continued)
Foreign currency risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes of foreign exchange rates. As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the People’s Republic of China (“PRC”) and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2009, $50,901 of cash (March 31, 2008 - $173,870) was denominated in Chinese Renminbi. Given the small holding in foreign currency, fluctuation in exchange rates will result in insignificant changes in foreign exchange gain or loss.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or to fund the programs and commitments that the Company has planned. The Company controls its liquidity risk through the management of its capital structure, cash flows and the availability and sourcing of financing. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business.
Contractual obligations as of March 31, 2009, consist of the following:

	Less than 3
	months	3-6 months	6-12 months	Greater
	$	$	$	$

Accounts payable	2,077,852	—	3,905	943,428
Interest on convertible debentures	—	578,712	578,712	1,806,868
The Company has a convertible debenture balance at March 31, 2009, of a nominal amount of $15,600,000. The interest obligation on the convertible debentures is reflected in the above presentation. Effective March 31, 2009, the Company notified the debenture holders that the Company is extending the maturity date of the debenture in accordance with the terms of the agreement to October 17, 2011.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
13.	Financial instruments (continued)
Interest rate risk
The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s convertible debentures bear interest at a floating rate, which resets periodically. A 1% increase in the London Interbank Offered Rate (LIBOR) would increase the interest expense by $156,000, assuming all other variables remained constant. The same increase in the Company’s Guaranteed Investment Certificates (“GIC”) with a Canadian bank will result in an insignificant increase in interest income.
14.	Segmented information
The Company operates in the pharmaceutical industry and is manage as one reportable business segment. The following table summarizes revenue and long-lived assets by geographic segments and major customers representing, on an individual basis, revenue in excess of 10% of the Company’s total revenue:
(a)	Long-lived assets

	2009	2008
	$	$

Canada	48,431	52,130
Hong Kong	18,159	16,740
China	1,044,488	1,175,385

Total for continuing operations	1,111,078	1,244,255
China — discontinued operations	—	426,869

	1,111,078	1,671,124

Long-lived assets consist of property and equipment.
(b)	Major customers
Revenue from license fees of $500,745 for the year ended March 31, 2008, was derived solely from Esteve, which is located in Spain.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
15.	Discontinued operations
In July 2008, we announced our decision to discontinue the generic pharmaceutical business in Nanning, China. In September 2008, we closed the manufacturing operations and wrote off $508,000 of assets used substantially in the generic pharmaceutical business and which consisted of $400,000 of property and equipment and $108,000 of inventories. The discontinuing of these operations allows the Company to focus its effort in the development of Tectin. Accordingly, all revenue, expenses and assets related to the generic pharmaceutical manufacturing business have been classified as discontinued operations for the years ended March 31, 2009, and 2008.
The following table summarizes the results of discontinued operations of the generic pharmaceuticals manufacturing division of our subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).

	2009	2008	2007
	$	$	$

Revenue	62,313	501,022	356,802
Cost of goods sold and operating expenses	(366,905)	(485,372)	(427,110)

Income (loss) from discontinued operations	(304,592)	15,650	(70,308)
Write-off of assets	(508,424)	—	—

Net earnings (loss) from discontinued operations	(813,016)	15,650	(70,308)

	2009	2008	2007
	$	$	$

Cash (used in) provided by operating activities	(262,152)	38,229	(36,669)
Cash (used in) provided by investing activities	—	—	—
Cash (used in) provided by financing activities	—	—	—

Cash (used in) provided by discontinuing activities	(262,152)	38,229	(36,669)

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
15.	Discontinued operations (continued)

	2009	2008
	$	$

Current assets
Inventories	—	135,397

Current assets	—	135,397

Long-term assets
Property and equipment	—	426,869

Long-term assets	—	426,869

Current liabilities
Accounts payable and accrued liabilities	48,190	73,697

Current liabilities	48,190	73,697

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
Our Consolidated Financial Statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below.

			March 31,			March 31,			March 31,
			2009			2008			2007
			$			$			$

Net loss in accordance with Canadian GAAP			(8,048,038)			(2,799,339)			(4,760,120)
Adjustments for:
Decrease in interest expense on Convertible Debentures (5.5%)			—	b	)	44,454	b	)	528,112
Increase in foreign exchange gain on Convertible Debt			—	b	)	28,573	b	)	16,807
Decrease in gain on early repurchase of Convertible Debentures (5.5%)				b	)	(24,741)			—
Decrease in interest expense — Convertible Debentures (4.4%)	a	)	56,888	a	)	23,624			—

			56,888			71,910			544,919

Net loss in accordance with U.S. GAAP			(7,991,150)			(2,727,429)			(4,215,201)

Basic and diluted loss per share in accordance with Canadian GAAP			(0.13)			(0.05)			(0.13)
Basic and diluted loss per share in accordance with U.S. GAAP			(0.13)			(0.05)			(0.11)

Weighted average number of shares outstanding			60,136,723			51,235,000			37,025,000

Total shareholders’ equity (deficiency) in accordance with Canadian GAAP			(1,545,112)			2,844,146			(513,751)
Adjustments for:
Adjustment to opening shareholders’ equity under U.S. GAAP	a	)	23,624			(48,286)	b	)	(593,205)
Adjustment to current year net earnings			56,888			71,910			544,919
Additional Paid in Capital	a	)	5,909,049	a	)	2,864,665			—
Reversal of equity component	a	)	(5,088,423)	a	)	(1,937,529)			—

Total shareholders’ equity (deficiency) in accordance with U.S. GAAP			(643,974)			3,794,906			(562,037)

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Accounting for convertible debentures
(a)	Series LIBOR plus 4% convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as an equity component (Note 7(a)).

Under U.S. GAAP, the Company analyzed the Series LIBOR plus 4% convertible debentures and determined that the conversion options did not contain embedded derivatives that would be bifurcated and accounted for separately under the requirements of SFAS 133 and related guidance. The Company did determine that the convertible debentures contained beneficial conversion features that must be accounted for under the provisions of EITF 98-5 and EITF 00-27. Accordingly, the amount of $5,088,423 ($1,937,527 in 2008) recorded as equity component under Canadian GAAP was reversed. At the commitment date for each tranche of the convertible debenture issued, the intrinsic value of the beneficial conversion feature was calculated and recorded as a debt discount with an offsetting credit to additional paid-in capital. The debt discount is amortized to income over the life of the convertible debenture since the instrument has a stated maturity date.

In addition, under Canadian GAAP a portion of the financing costs related to the issuance of the convertible debentures were allocated to the equity instrument and not amortized, while under U.S. GAAP all of the financing costs would be allocated to the debt instrument and amortized over the term of the debt.

The initial intrinsic value of the beneficial conversion feature associated with the conversion feature of the $2,000,000 debenture issued on October 17, 2007 (see Note 7(a)) was in excess of the proceeds and as a result, the debt discount assigned to the beneficial conversion feature was limited to the proceeds assigned to the debenture.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 17, 2011, the carrying value of the debentures will be their face value. The Company has recognized $56,888 ($23,624 in 2008) of additional accretion expense under Canadian GAAP compared to U.S. GAAP during the year ended March 31, 2009.

(b)	Series 5.5% convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as an equity component (Note 7(b)).

Under U.S. GAAP, the Company analyzed the Series 5.5% convertible debentures and determined that the conversion option did not contain embedded derivatives that would be bifurcated and accounted for separately under the requirements of SFAS 133 and related guidance. In addition, the Company determined that the convertible debentures did not contain a beneficial conversion feature under the provisions of EITF 98-5 and EITF 00-27. As a result, the convertible debentures would be accounted for under APB 14 which states that no portion of the proceeds from the issuance of a convertible debt security should be allocated to the conversion feature. Accordingly, the amount of $2,332,443 recorded as equity component under Canadian GAAP was reversed.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Accounting for convertible debentures (continued)
(b)	Series 5.5% convertible debentures (continued)

The opening adjustment to shareholders’ equity under U.S. GAAP related to Series 5.5% convertible debentures consists of the following:

$

Reduced interest expense (years ended March 31, 2006 and 2005)	630,377
Foreign exchange (years ended March 31, 2006 and 2005)	278,345
Gain on early repurchase of convertible debentures	830,516
Reversal of equity component recorded under Canadian GAAP	(2,332,443)

Adjustment to shareholders’ (deficiency)	(593,205)

Under Canadian GAAP, each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on December 31, 2007, the carrying value of the debentures will be their face value. Under U.S. GAAP, no such accretion is required and the accretion expense recorded under Canadian GAAP has been reversed for U.S. GAAP purposes as follows: The Company recognized a reduction of $44,454 and $528,112 of accretion expenses during the year ended March 31, 2008 and 2007 respectively and an increase of $28,573 and $16,807 of foreign exchange gain during the year ended March 31, 2008 and 2007 respectively and a decrease of $24,741 of the gain on early repurchase of convertible debentures under U.S. GAAP during the year ended March 31, 2008.

(c)	Changes in Accounting Policy under U.S. GAAP:

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which is an interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, “Accounting for Contingencies.”

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in fiscal 2008, with no significant impact due to its history of tax losses.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(c)	Changes in Accounting Policy under U.S. GAAP: (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this Section did not have a material impact on the consolidated financial statements.

In June 2008, FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5 (“EITF No.08-4”). The objective of EITF No.08-4 is to provide transition guidance for conforming changes made to EITF No.98-8, “Accounting for Convertible Securities with Beneficial Conversion Features on Contingently Adjustable Conversion Ratios,” that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments,” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This issue is effective for financial statement issued for fiscal years ending after December 15, 2008. The adoption did not have a material impact on the consolidated statements.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(d)	Future Accounting Pronouncements under U.S. GAAP:

In December 2007, the FASB revised SFAS No. 141R, “Business Combinations.” This revision establishes principles and requirements for how the acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and how it determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The Company is currently assessing the impact of the adoption of this Section on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of the adoption of this Section on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position (“FSP”) No.APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB14-1”). FSP No. APB14-1 specifies that issuers of convertible debt instruments that may be settled in cash should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB14-1 is effect for the Company’s fiscal year beginning April 1, 2009, and the Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by EITF on Issue 07-5, “Determining Whether an Instrument (of Embedded Feature) is Indexed to an Entity’s Own Stock” (Issue 07-5”). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if this settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla’ option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other that the issuer’s functional currency. This Issue is effective for financial statement issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(d)	Future Accounting Pronouncements under U.S. GAAP: (continued)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities” (SFAS 161”). SFAS 161 is effective beginning January 1, 2009 and requires entities to provide expanded disclosures about derivative instruments and hedging activities including (1) the ways in which an entity uses derivatives, (2) the accounting for derivatives and hedging activities, and (3) the impact that derivatives have (or could have) on an entity’s financial position, financial performance and cash flows. SFAS 161 requires expanded disclosures and does not change the accounting for derivatives. The Company is currently evaluating the impact of SFAS 161, but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Incorporation of WEX Pharmaceuticals Inc. effective June 3, 1987 (as amended).	Incorporated herein by reference to Exhibit 1.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

1.2	Bylaws of WEX Pharmaceuticals Inc. effective September 17, 2007.	Incorporated herein by reference to Exhibit 1.2 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.1	Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc.), dated March, 2004.	Incorporated herein by reference to Exhibit 4.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.7	Incentive Stock Option Plan, amended and restated as of June 27, 2005.	Incorporated herein by reference to Exhibit 4.7 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

4.8	Subscription Agreement dated July 15, 2007 as amended August 14, 2007 and October 15, 2007 and the Debenture between WEX and CKLS dated October 17, 2007.	Incorporated herein by reference to Exhibit 4.8 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2008 on June 9, 2009.

8.1	List of the Company’s subsidiaries, their jurisdictions of incorporation and the names under which they do business	Incorporated herein by reference to Exhibit 8.1 as previously filed with the Company’s annual report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

11.1	Director, Officer and Employee Code of Business Conduct and Ethics of WEX Pharmaceuticals Inc. as adopted on April 28, 2006.	Incorporated herein by reference to Exhibit 11.1 as previously filed with the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 on June 9, 2009.

12.1	Section 302 of Sarbanes-Oxley Act CEO Certification.

12.2	Section 302 of Sarbanes-Oxley Act CFO Certification.

13.1	Section 906 of Sarbanes-Oxley Act CEO Certification.

13.2	Section 906 of Sarbanes-Oxley Act CFO Certification.